
13002542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: June 30, 2015
Estimated average burden hours per response. 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

J Trust Co., Ltd.
Exact name of registrant as specified in charter

0001541614
Registrant CIK Number

Form CB, dated May 15, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

Not available
SEC file number, if available

S-__________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

May 14, 2013
Report period (if applicable)

SEC
Mail Processing
Section
MAY 15 2013
Washington DC
400

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of — Tokyo ——————, State of —— Japan ——— May 15 —, 20 13 —.

J Trust Co., Ltd.
(Registrant)

By: Nobuyoshi Fujisawa
(Name)
President and Chief Executive Officer
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20 ____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit No.

99.8	Articles of Incorporation of J Trust Co., Ltd.
99.9	The 36th annual report for the fiscal year ended March 31, 2012 submitted to the Director-General of the Kanto Local Finance Bureau on June 28, 2012 (original Japanese document).
99.10	The first quarterly period of the 37th term for the three months ended June 30, 2012 submitted to the Director-General of Kanto Local Finance Bureau on August 10, 2012 (original Japanese document).
99.11	The second quarterly period of the 37th term for the three months ended September 30, 2012 submitted to the Director-General of Kanto Local Finance Bureau on November 13, 2012 (original Japanese document).
99.12	The third quarterly period of the 37th term for the three months ended December 31, 2012 submitted to the Director-General of Kanto Local Finance Bureau on February 13, 2013 (original Japanese document).
99.13	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on June 29, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-9-2 (original Japanese document).
99.14	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 9, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-6 (original Japanese document).
99.15	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 13, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).
99.16	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on July 23, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-6 (original Japanese document).
99.17	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on August 13, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).
99.18	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on October 4, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-16 (original Japanese document).
99.19	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on October 5, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-9 (original Japanese document).
99.20	Extraordinary Securities Report submitted to the Director-General of Kanto Local Finance Bureau on November 7, 2012 based on the stipulations of the Financial Instruments and Exchange Law Article 24-5-4 and Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. Article 19-2-3 (original Japanese document).
99.21	Amendment Report (Amendment to the Quarterly Report as stated in 12 above) submitted to the Director-General of Kanto Local Finance Bureau on February 28, 2013 (original Japanese document).

Exhibit 99.8

ARTICLES OF INCORPORATION

J Trust Co., Ltd.

CHAPTER I GENERAL PROVISIONS

Article 1. (Trade Name)
The Company shall be called "J Trust Kabushiki Kaisha," and in English, "J Trust Co., Ltd." (hereinafter referred to as "the Company").

Article 2. (Purpose)
The purpose of the Company shall be to engage in the following areas of business:

1. Money lending and credit guarantee business
2. Real estate sales and brokerage
3. Corporate credit research and management consulting
4. Property and casualty insurance representation, insurance agency services based on the Automobile Liability Security Act, and operations related to life insurance subscription
5. Operations related to the planning, development, design, management, administration and sales of credit management systems
6. Monetary claims, such as sales, intermediary services for sales, and business pertaining to agencies
7. Agency or intermediary services for advertising
8. Agency services for office phone reception
9. Management and control of companies by holding their shares or equity (including foreign companies) and the business activities of other similar entities
10. Any other business incidental to the foregoing

Article 3. (Address of Head Office)
The Company shall have its head office in Minato-ku, Tokyo.

Article 4. (Method of Public Notices)
Public notices by the Company shall be provided by the method of electronic public notice. However, in the event that any accident or unavoidable event prevents the provision of notices via this method, they shall be given in the *Nihon Keizai Shimbun* newspaper.

CHAPTER II SHARES

Article 5. (Total Number of Authorized Shares)
The total number of shares that the Company is authorized to issue shall be 240,000,000 shares.

Article 6. (Acquisition of Treasury Shares)
The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods.

Article 7. (Unit Number of Shares)
The unit number of shares of the Company shall be one hundred (100) shares.

Article 8. (Rights to Shares Constituting Less Than One Unit)
For shares constituting less than one unit, the shareholders of the Company are not entitled to exercise any right other than the following rights:

(1) The rights listed in each item of Paragraph 2 of Article 189 of the Companies Act
(2) Right to request the acquisition of shares with a put option
(3) Right to allotment of shares for subscription and stock acquisition right
(4) Right to make requests based on the provisions of the following Article

Article 9. ("Adding to Holdings" Sale of Shares Constituting Less Than One Unit)
Shareholders of the Company, based on the provisions of the Share Handling Regulations, may request the sale of a number of shares which brings the number of their possessed shares constituting less than one unit to an equal number of full share units.

Article 10. (Administrator of Shareholder Registry)

1. The Company shall appoint an administrator of the shareholder registry.

2. The administrator and handling office of the shareholder registry shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.

Article 11. (Share Handling Regulations)
The entries or records in the shareholder registry and the register of stock acquisition rights, the purchase of shares constituting less than one unit, the operations and handling fees relating to shares and stock acquisition rights, the procedures for exercise of shareholders' rights and other relevant matters shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 12. (Record Date)

1. The Company shall deem the shareholders whose voting rights have been entered or recorded in the final shareholder registry on the March 31 of each year as the shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders for the relevant business year.
2. Despite the immediately preceding paragraph, the Company may, whenever necessary, deem by a resolution of the Board of Directors and upon giving a prior public notice thereof the shareholders or registered pledgees of shares who have been entered or recorded in the final shareholder registry of any day as the shareholders or registered pledgees of shares allowed to exercise their rights.

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 13. (Convocation of General Meetings of Shareholders)
An Ordinary General Meeting of Shareholders of the Company shall be convened no later than 3 months from the day after the last day of each business year. Extraordinary General Meetings of Shareholders shall be convened whenever necessary.

Article 14. (Persons Authorized to Convene General Meetings of Shareholders and the Chairperson of Such Meetings)

1. The President & CEO shall convene and preside over the General Meeting of Shareholders.
2. In the case where the President & CEO is unable to so act, one of the other Director(s) shall take his or her place, in the order previously determined by the Board of Directors.

Article 15. (Disclosure of Reference Materials, etc. for General Meetings of Shareholders via Internet)
The Company may, at the time of convocation of a General Meeting of Shareholders, be deemed to have provided shareholders with information with respect to matters which shall be stated or indicated in the reference materials for a General Meeting of Shareholders, business reports, non-consolidated financial documents and consolidated financial documents by disclosing those via the Internet as provided for in the ordinances of the Ministry of Justice.

Article 16. (Method of Adopting Resolutions)

1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the meeting who are entitled to exercise their voting rights.
2. Unless otherwise provided for by these Articles of Incorporation, resolutions governed by Article 309, Paragraph 2 of the Companies Act shall be adopted at a meeting at which shareholders who hold in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to exercise their voting rights are present and by the affirmative vote of not less than two-third (2/3) of the voting rights held by such shareholders.

Article 17. (Voting by Proxy)
Shareholders may exercise their voting rights at the relevant General Meeting of Shareholders through a proxy, who shall also be a shareholder of the Company holding voting rights at such a meeting. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority to act as such proxy at each General Meeting of Shareholders.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS

Article 18. (Establishing the Board of Directors)
The Company shall have a Board of Directors.

Article 19. (Number)
The Company shall have not more than ten (10) Directors.

Article 20. (Method of Appointment)
1. The Director(s) shall be appointed by a resolution of a General Meeting of Shareholders.
2. A resolution for the appointment of Director(s) shall be adopted at a meeting at which the shareholders who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights are present and by an affirmative vote of a majority of the voting rights held by such shareholders.
3. Cumulative voting shall not be used for the appointment of Director(s).

Article 21. (Term of Office)
The term of office of Director(s) shall expire at the closing of the Ordinary General Meeting of Shareholders concerning the last business year ending within one (1) year after their appointment.

Article 22. (Meetings of the Board of Directors)
1. The President & CEO shall convene and preside over the meetings of the Board of Directors. In the case where the President & CEO is unable to so act, one of the other Director(s) shall take his or her place, in the order previously determined by the Board of Directors.
2. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of emergency, such period may be shortened.
3. In the case that all the Directors agree with a resolution of the Board of Directors in writing or by electronic means, the resolution shall be deemed to have been adopted at a meeting of the Board of Directors. However, this does not apply if Corporate Auditors state any objection.
4. Matters concerning the administration of the Board of Directors shall be governed by the Regulations of the Board of Directors as prescribed by the Board of Directors.

Article 23. (Representative Director(s) and Director(s) with Titles)
1. The Board of Directors shall, by its resolutions, designate Representative Director(s).
2. The Board of Directors may, by its resolutions, appoint one Chairperson, one President & CEO, and one or more Executive Vice President & COO(s), Senior Managing Director(s), and Managing Director(s).

Article 24. (Duties of the President & CEO)
1. The President & CEO shall oversee the operations of the Company and the Executive Vice President & COO, Senior Managing Director(s) and Managing Director(s) shall assist the President & CEO, dividing these duties.
2. In the case where the President & CEO is unable to so act, one of the other Director(s) shall take his or her place, in the order previously determined by the Board of Directors.

Article 25. (Remuneration and Others)
Remuneration of the directors and other relevant matters shall be determined by a resolution of a General Meeting of Shareholders.

Article 26. (Exemption from Liability of Directors)
1. Pursuant to the provisions provided for in Article 426, Paragraph 1 of the Companies Act, the Company may, by a resolution of the Board of Directors, exempt Director(s) (including former Directors) from the liabilities prescribed in Article 423, Paragraph 1 of the Act, to the extent permitted by law.
2. Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, the Company may enter into liability limitation agreements with any Outside Director which limit the liability provided for in Article 423, Paragraph 1 of the Act to the total amount of money prescribed in each item of Article 425, Paragraph 1 of the Act.

CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 27. (Corporate Auditors and Establishing a Board of Corporate Auditors)
The Company shall have Corporate Auditors and shall establish a Board of Corporate Auditors.

Article 28. (Number)
The Company shall have not more than six (6) Auditors.

Article 29. (Method of Appointment)

1. The Corporate Auditors shall be appointed by a resolution of a General Meeting of Shareholders.
2. A resolution for appointment of Corporate Auditors shall be adopted at a meeting at which the shareholders who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights are present and by an affirmative vote of a majority of the voting rights held by such shareholders.

Article 30. (Term of Office)

1. The term of office of Corporate Auditors shall expire at the closing of the ordinary General Meeting of Shareholders concerning the last business year ending within four (4) years after their appointments.
2. The term of office of a Corporate Auditor appointed as a substitute auditor shall be the remaining term of the retiring auditor.

Article 31. (Meetings of the Board of Corporate Auditors)

1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in the case of an emergency, such period may be shortened.
2. Matters concerning the administration of the Board of Auditors shall be governed by the Regulations of the Board of Auditors as prescribed by the Board of Auditors.

Article 32. (Full-Time Corporate Auditor(s))
The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).

Article 33. (Remuneration and Other Matters)
Remuneration of the auditors and other relevant matters shall be determined by a resolution of a General Meeting of Shareholders.

Article 34. (Exemption from Liability of Auditors)

1. Pursuant to the provisions provided for in Article 426, Paragraph 1 of the Companies Act, the Company may, by a resolution of the Board of Directors, exempt Auditors(s) (including former Auditors) from the liabilities prescribed in Article 423, Paragraph 1 of the Act to the extent permitted by law.
2. Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, the Company may enter into liability limitation agreements with any Outside Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Act to the total amount of money prescribed in each item of Article 425, Paragraph 1 of the Act.

CHAPTER VI ACCOUNTING AUDITORS

Article 35. (Accounting Auditor)
The Company shall have Accounting Auditor(s).

Article 36. (Appointment of Accounting Auditor(s))
Accounting Auditor(s) shall be appointed by a resolution of a General Meeting of Shareholders.

Article 37. (Term of Office)

1. The term of office of Accounting Auditors shall expire at the closing of the Ordinary General Meeting of Shareholders concerning the last business year ending within one (1) year after their appointments.
2. Accounting Auditor(s) shall be deemed to have been reappointed at the Ordinary General Meeting of Shareholders mentioned in the preceding paragraph, unless any other resolution has been adopted at such Ordinary General Meeting of Shareholders.

Article 38. (Remuneration and Other Matters)
The remuneration of the Accounting Auditor(s) and other relevant matters shall be determined by the Representative Director with approval of the Board of Corporate Auditors.

CHAPTER VII ACCOUNTING

Article 39. (Business Year)
The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.

Article 40. (Decision-Making Body to Approve Dividends from Surplus and Relevant Matters)
Pursuant to the rules of the Company, the matters set out in each item of Article 459, Paragraph 1 of the Companies Act shall be determined by a resolution of the Board of Directors and not through a resolution of the General Meeting of Shareholders, unless otherwise prescribed by law.

Article 41. (Record Date for Dividends from Surplus)
1. The record date for the year-end dividend of the Company shall be March 31 of each year.
2. The record date for the interim dividend of the Company shall be September 30 of each year.
3. In addition to the record dates set out in the two preceding paragraphs, the Company may determine record dates for dividends from surplus.

Article 42. (Period of Exclusion for Payment of Dividends)
In the case where the year-end dividends or interim dividends have not been received after the lapse of three (3) years from the date of commencement of payment thereof, the Company shall be released from the obligation to pay such dividends from the surplus.

Established: March 18, 1977
Amendment: July 20, 1989
Amendment: July 24, 1990
Amendment: March 15, 1991
Amendment: March16, 1991
Amendment: February 22, 1995
Amendment: March 14, 1996
Amendment: June 26, 1996
Amendment: March 24, 1998
Amendment: June 29, 1998
Amendment: July 1, 1998
Amendment: June 29, 1999
Amendment: June 29, 2000
Amendment: June 28, 2001
Amendment: June 27, 2002
Amendment: June 27, 2003
Amendment: June 29, 2004
Amendment: June 29, 2005
Amendment: June 29, 2006
Amendment: June 27, 2008
Amendment: June 26, 2009
Amendment: June 29, 2010
Amendment: June 29, 2011
Amendment: June 27, 2012

Exhibit 99.9

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成24年６月28日
【事業年度】	第36期（自　平成23年４月１日　至　平成24年３月31日）
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　　藤澤　信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　　黒田　一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　　黒田　一紀
【縦覧に供する場所】	Ｊトラスト株式会社　大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次		第32期	第33期	第34期	第35期	第36期
決算年月		平成20年３月	平成21年３月	平成22年３月	平成23年３月	平成24年３月
(1) 連結経営指標等						
営業収益	百万円	3,201	4,946	16,541	16,908	24,508
経常利益	百万円	31	296	4,303	4,323	5,486
当期純利益	百万円	100	306	4,108	3,233	34,500
包括利益	百万円	－	－	－	3,240	34,578
純資産額	百万円	6,562	6,846	11,005	13,961	49,471
総資産額	百万円	12,189	39,811	37,999	37,862	117,546
１株当たり純資産額	円	119.13	124.14	185.03	232.39	798.17
１株当たり当期純利益金額	円	1.83	5.57	69.56	54.30	575.96
潜在株式調整後１株当たり当期純利益金額	円	－	－	69.12	53.85	567.68
自己資本比率	％	53.8	17.2	28.9	36.7	40.9
自己資本利益率	％	1.54	4.58	46.14	26.01	111.36
株価収益率	倍	33.39	6.37	1.65	3.73	1.41
営業活動によるキャッシュ・フロー	百万円	15,924	△2,847	△6,819	9,234	△16,489
投資活動によるキャッシュ・フロー	百万円	475	1,997	△34	△310	△12,424
財務活動によるキャッシュ・フロー	百万円	△15,615	871	10,067	△908	24,165
現金及び現金同等物の期末残高	百万円	2,896	2,918	6,131	14,148	9,410
従業員数	人	81	217	394	538	1,148

回次		第32期	第33期	第34期	第35期	第36期
決算年月		平成20年３月	平成21年３月	平成22年３月	平成23年３月	平成24年３月
(2) 提出会社の経営指標等						
営業収益	百万円	2,212	2,451	6,445	3,866	3,090
経常利益又は経常損失（△）	百万円	182	△95	4,087	2,414	1,219
当期純利益	百万円	112	272	3,585	1,170	683
資本金	百万円	4,392	4,392	4,470	4,496	4,530
発行済株式総数	千株	27,652	27,652	29,752	30,009	30,225
純資産額	百万円	6,561	6,811	10,442	11,089	11,533
総資産額	百万円	12,180	32,297	25,730	21,080	39,188
１株当たり純資産額	円	119.12	123.51	175.64	184.60	189.80
１株当たり配当額 (内１株当たり中間配当額)	円 (円)	1.00 (―)	3.00 (―)	10.00 (2.00)	10.00 (4.00)	12.00 (6.00)
１株当たり当期純利益金額	円	2.04	4.96	60.72	19.67	11.40
潜在株式調整後１株当たり当期純利益金額	円	―	―	60.33	19.50	11.24
自己資本比率	%	53.9	21.1	40.5	52.4	29.2
自己資本利益率	%	1.72	4.09	41.66	10.92	6.08
株価収益率	倍	29.91	7.16	1.89	10.30	71.21
配当性向	%	24.52	30.27	8.23	25.43	52.62
従業員数	人	79	75	134	37	46

（注）１．営業収益には、消費税等は含まれておりません。

２．第32期の連結ベースの潜在株式調整後１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額については、潜在株式が存在しないため記載しておりません。

３．第33期の連結ベースの潜在株式調整後１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額については、希薄化効果を有している潜在株式が存在しないため記載しておりません。

４．当連結会計年度において、ＫＣカード㈱の株式取得並びに同社の株式取得に係る時価評価の結果、負ののれん発生益を特別利益に計上したことにより、当期純利益、純資産額及び総資産額が増加しております。また、当連結会計年度において、更生会社㈱武富士の消費者金融事業を会社分割（吸収分割）により承継したことにより、総資産額が増加しております。

５．当社の連結財務諸表及び財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、当連結会計年度及び当事業年度より百万円単位をもって記載することに変更いたしました。なお、比較を容易にするため、前連結会計年度以前及び前事業年度以前についても百万円単位に組替え表示しております。

６．当連結会計年度及び当事業年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成22年６月30日）、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成22年６月30日公表分）及び「１株当たり当期純利益に関する実務上の取扱い」（実務対応報告第９号　平成22年６月30日）を適用しております。

当連結会計年度の連結貸借対照表日後、及び当事業年度の貸借対照表日後において１株につき２株の株式分割を行いましたが、第32期、第33期、第34期及び第35期の期首に当該株式分割が行われたと仮定し、１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。

２【沿革】

年月	沿革
昭和52年３月	大阪市南区（現 中央区）に㈱一光商事を設立、中小企業及び個人事業主向けの商業手形割引及び手形貸付等の貸金業務を開始。
昭和58年12月	「貸金業の規制等に関する法律」の施行に基づき、貸金業登録。
平成３年３月	商号を㈱イッコーに変更。
平成８年７月	事業者向金融業者に対する金融業を目的として、㈱マスワーク（現 キーノート㈱）を設立。
平成10年９月	大阪証券取引所市場第二部に上場。
平成17年１月	全国保証㈱が当社普通株式12,600千株（第三者割当及び公開買付）を取得し、当社の親会社となる。
平成17年８月	㈱マスワーク（現 キーノート㈱）が貸金業から撤退し、新たに中古住宅の販売を行う不動産業を開始。
平成17年10月	㈱西京銀行と保証業務提携を行い信用保証業務に参入。
平成20年３月	藤澤信義氏が全国保証㈱より当社普通株式14,010千株（公開買付）を取得し、当社の筆頭株主となる。
平成20年７月	貸付債権等の譲受け並びにその管理及び処分に係る業務等を目的として、合同会社パルティールを設立。
平成20年８月	かざかファイナンス㈱（現 クロスシード㈱）より、かざか債権回収㈱（現 パルティール債権回収㈱）の全株式を取得し、当社の連結子会社とする。
平成20年11月	宅地建物取引業者免許を取得。
平成21年２月	大阪証券取引所市場第二部の貸借銘柄に選定される。
平成21年３月	阪急電鉄㈱より㈱ステーションファイナンス（現 ㈱ロプロ）の全株式を取得し、当社の連結子会社とする。
平成21年５月	㈱マスワークが、商号をキーノート㈱に変更するとともに、東京都目黒区に本店移転。
平成21年５月	当社グループのシステム部門の独立を目的として、Ｊトラストシステム㈱を設立。
平成21年７月	商号をＪトラスト㈱に変更するとともに、大阪市中央区北浜へ本店移転。
平成21年７月	㈱ステーションファイナンスが、商号をＪトラストフィナンシャルサービス㈱（現 ㈱ロプロ）に変更するとともに、大阪市中央区に本店移転。
平成22年３月	㈱西京銀行より西京カード㈱の株式を50％取得（平成21年５月に30％取得済み、計80％取得）し、当社の連結子会社とする。
平成22年５月	当社の事業者及び消費者向貸付に関する業務を吸収分割の方式により、Ｊトラストフィナンシャルサービス㈱（現 ㈱ロプロ）に承継。貸金業を廃業。
平成22年７月	㈱東京スター銀行と保証業務提携を行う。
平成22年９月	㈱ロプロの全株式を取得し、当社の連結子会社とする。
平成22年９月	本社機能を大阪市中央区北浜から京都市下京区に移転。
平成22年10月	当社の信用保証業務に関する事業を吸収分割の方式により、Ｊトラストフィナンシャルサービス㈱（現 ㈱ロプロ）に承継。ホールディング業務に特化。
平成22年12月	㈱ロプロを存続会社とし、Ｊトラストフィナンシャルサービス㈱を吸収合併。
平成23年１月	本社機能を京都市下京区から東京都港区に移転。
平成23年２月	事業者向及び消費者向信用保証業務を目的として、㈱日本保証を設立。
平成23年４月	ネオラインホールディングス㈱より、ネオラインクレジット貸付㈱の全株式を取得し、当社の連結子会社とし、海外に進出する。
平成23年４月	当社代表取締役社長の諮問機関として、アドバイザリーボードを設置。
平成23年６月	東京都港区に本店移転。
平成23年８月	楽天㈱より、ＫＣカード㈱（旧商号 楽天ＫＣ㈱）の株式（議決権割合97.76％）を取得し、当社の連結子会社とする。
平成24年３月	更生会社㈱武富士の消費者向貸付に関する業務を吸収分割の方式により、㈱ロプロに承継。
平成24年３月	ＫＣカード㈱が「レンタル！アドアーズ」第１号店を東京都板橋区成増にオープンし、ＤＶＤレンタルビジネスに参入。

(注) １．平成24年４月30日付で、株式交換により、㈱ネクストジャパンホールディングス及び㈱ブレイクを当社の連結子会社、アドアーズ㈱を当社の関連会社としております。また、平成24年６月26日付で、同社を当社の連結子会社としております。

２．平成24年６月１日付で、株式１株につき２株の株式分割を行っております。

３【事業の内容】

当社グループ（当社及び関係会社）は、当社（Ｊトラスト株式会社）及び連結子会社12社により構成されており、金融事業、不動産事業、海外事業及びその他の事業を営んでおります。
当社は平成23年４月１日付で、韓国の消費者金融会社であるネオラインクレジット貸付株式会社の発行済株式の全株式を取得し、連結子会社といたしました。これに伴い、新たなセグメント情報の区分として、海外事業を追加しております。また、平成23年11月より海外事業において、消費者を対象に不動産担保貸付を開始いたしました。
また、平成23年８月１日付で、ＫＣカード株式会社の株式を取得し、連結子会社といたしました。これに伴い、該当する事業部門の名称を信販業務からクレジット・信販業務に変更しております。

当社グループは、当社がグループ各社の事業戦略を包括的に立案し、業務のサポートを行うホールディング体制を敷き事業活動を展開しております。
当社グループが営んでいる主な事業内容と当社及び連結子会社の当該事業に係る位置付けは、次のとおりであります。
なお、次の４事業部門は「第５　経理の状況　１　連結財務諸表等（1)連結財務諸表 注記事項」に掲げるセグメントの区分と同一であります。
また、当連結会計年度より報告セグメントの区分を変更しております。詳細は「第５　経理の状況　１　連結財務諸表等（1)連結財務諸表 注記事項（セグメント情報等）」に記載のとおりであります。

<金融事業>

１．事業者向貸付業務
株式会社ロプロは、中小企業及び個人事業主を対象に、商業手形割引、無担保貸付又は不動産担保貸付・有価証券担保貸付・ゴルフ会員権担保貸付・診療報酬債権担保貸付等による手形貸付や証書貸付を取り扱っております。

２．消費者向貸付業務
株式会社ロプロ及び西京カード株式会社は、消費者を対象に無担保貸付又は不動産担保貸付等による証書貸付を取り扱っております。

３．クレジット・信販業務
ＫＣカード株式会社は、クレジットカードの発行による資金決済業務やカードローン等個人向け与信業務を行っております。また、株式会社ロプロ及び西京カード株式会社は、消費者を対象とした、割賦販売による信販業務を行っております。

４．信用保証業務
株式会社ロプロ、株式会社日本保証及びＫＣカード株式会社は、主に銀行・信用金庫・信用組合が行う中小企業及び個人事業主への事業資金貸付及び消費者向け貸付に対する保証業務を行っております。

５．債権買取業務
当社、株式会社ロプロ、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーは、金融機関・ノンバンク・事業会社からの貸付債権の買取業務を行っております。また、パルティール債権回収株式会社におきましては、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーからの回収受託に係る債権回収業務も行っております。

<不動産事業>

キーノート株式会社は、不動産事業を営んでおり、戸建分譲の取り扱いを中心とした不動産売買業、中古住宅再生事業及び不動産仲介業を行っております。

<海外事業>

ネオラインクレジット貸付株式会社は、韓国消費者金融市場において消費者を対象に無担保貸付及び不動産担保貸付による証書貸付を取り扱っております。

<その他の事業>

Ｊトラストシステム株式会社は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務を行っております。

以上の企業グループについて図示すると次のとおりであります。



４【関係会社の状況】

名称	住所	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合又は被所有割合（％）	関係内容
（連結子会社） キーノート㈱ （注）４．	東京都 目黒区	30	不動産事業	100.00	① 役員の兼任 当社役員中１名がその役員を兼務しております。
パルティール債権回収㈱ （注）２．	東京都 港区	500	金融事業	100.00	―――――
㈱ロプロ （注）５．	大阪市 中央区	95	金融事業	100.00	① 役員の兼任 当社役員中５名がその役員を兼務しております。 ② 営業上の取引 当社は㈱ロプロに事業資金の資金提供を行っております。
Ｊトラストシステム㈱	東京都 港区	80	その他の事業	100.00	① 役員の兼任 当社役員中１名がその役員を兼務しております。
㈱日本保証	東京都 港区	300	金融事業	100.00	① 役員の兼任 当社役員中３名がその役員を兼務しております。
西京カード㈱	山口県 周南市	60	金融事業	80.00	① 役員の兼任 当社役員中１名がその役員を兼務しております。
ネオラインクレジット貸付㈱ （注）２．	大韓民国 ソウル特別市	980 （130億ウォン）	海外事業	100.00	① 役員の兼任 当社役員中１名がその役員を兼務しております。 ② 営業上の取引 当社はネオラインクレジット貸付㈱に事業資金の資金提供を行っております。
ＫＣカード㈱ （注）２． （注）６．	福岡市 博多区	3,055	金融事業	97.76	① 役員の兼任 当社役員中１名がその役員を兼務しております。 ② 営業上の取引 当社はＫＣカード㈱に事業資金の資金提供を行っております。
その他４社					

（注）１．「主要な事業の内容」欄には、セグメントの名称を記載しております。
２．特定子会社に該当しております。
３．上記連結子会社は、当連結会計年度において有価証券届出書又は有価証券報告書は提出しておりません。
４．キーノート㈱は、営業収益（連結会社相互間の内部取引高を除く。）の連結営業収益に占める割合が10%を超えております。

主要な損益情報等 (1) 営業収益 2,651百万円
(2) 経常利益 21百万円
(3) 当期純利益 7百万円
(4) 純資産額 723百万円
(5) 総資産額 1,889百万円

5．㈱ロプロは、営業収益（連結会社相互間の内部取引高を除く。）の連結営業収益に占める割合が10％を超えております。
主要な損益情報等　(1) 営業収益　5,633百万円
(2) 経常利益　472百万円
(3) 当期純利益　426百万円
(4) 純資産額　2,335百万円
(5) 総資産額　31,721百万円

6．ＫＣカード㈱は、営業収益（連結会社相互間の内部取引高を除く。）の連結営業収益に占める割合が10％を超えております。
主要な損益情報等　(1) 営業収益　9,779百万円
(2) 経常利益　4,427百万円
(3) 当期純利益　30,369百万円
(4) 純資産額　39,787百万円
(5) 総資産額　72,962百万円

5【従業員の状況】

(1) 連結会社の状況

平成24年３月31日現在

セグメントの名称	従業員数（人）
金融事業	936
不動産事業	22
海外事業	91
その他の事業	53
全社（共通）	46
合計	1,148

（注）１．従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含みます。）であります。
２．連結子会社数が増加したこと等により、従業員数が610名増加しております。
３．全社（共通）に記載されている従業員数は、管理部門に所属しているものであります。
４．平成23年４月１日に、海外で事業を営むネオラインクレジット貸付㈱の発行済株式の全株式を取得し、当社の子会社としたことに伴い、報告セグメント「海外事業」を新たに追加しております。

(2) 提出会社の状況

平成24年３月31日現在

従業員数（人）	平均年齢	平均勤続年数	平均年間給与（円）
46	41歳１ヶ月	２年２ヶ月	6,176,004

（注）１．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含みます。）であります。
２．平均年間給与（税込）は、基準外賃金を含んでおります。
３．提出会社の従業員は、管理部門に所属しているものであり、セグメントの名称は「全社（共通）」であります。

(3) 労働組合の状況

当社グループには、労働組合は結成されておりませんが、労使関係は良好であります。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当連結会計年度におけるわが国経済は、平成23年３月11日に発生した東日本大震災により甚大な被害を受けたものの、その後の震災復興需要、金融緩和による底堅い個人消費にも支えられ、緩やかな回復基調にありましたが、原油高や電力不足等のリスク要因に加え、欧州における財政危機の深刻化や急激な円高の進行などが企業収益悪化につながる懸念もあり、先行き不透明な状況で推移してまいりました。

当社グループが属する貸金業界におきましては、改正貸金業法の完全施行以降、減少傾向が続いてきた消費者ローン残高が直近で前年対比増加となっていることや、利息返還請求にやや落ち着きが見られるなど改善の兆しも見受けられますが、未だ改正貸金業法の完全施行の影響によるマーケットの縮小並びに資金調達環境の悪化等による事業の縮小や廃業が相次ぐなど、依然として厳しい経営環境が続いております。また、クレジットカード業界におきましては、カードショッピングは、震災直後、被災地域を中心に取扱高が一時的に落ち込んだものの、その後は回復基調を取り戻し、利便性の向上を背景として拡大傾向を維持していますが、カードキャッシングは、改正貸金業法の完全施行に伴う総量規制等の影響により、融資残高、取扱高が減少するなど、厳しい環境が続いております。さらに、不動産業界におきましては、首都圏を中心に新設住宅着工件数は回復の兆候が表れ、前年対比で微増するなど堅調な動きを見せているものの、全国的に不動産価格が下落傾向にあるなど、不動産取引市況を取り巻く環境は非常に厳しく、未だ調整局面にあると考えられます。

このような経営環境を踏まえ、当社グループでは、当連結会計年度において積極的にＭ＆Ａ及び組織再編を行ってまいりました。平成23年４月に韓国の消費者金融会社であるネオラインクレジット貸付株式会社の全株式を取得し海外市場へ進出したことに引き続き、平成23年８月には、楽天株式会社からＫＣカード株式会社（旧 楽天ＫＣ株式会社、以下「ＫＣカード」という。）の株式を取得しクレジットカード事業へ参入いたしました。また、平成23年12月には、平成22年10月31日に東京地方裁判所より会社更生法に基づく会社更生手続開始決定（東京地方裁判所平成22年（ミ）第12号会社更生事件）を受けた更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で、武富士の事業再建支援を目的とするスポンサー契約を締結し、平成24年３月には同社の消費者金融事業を会社分割（吸収分割）により株式会社ロプロへの承継を行いました。さらに、平成24年２月には株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）との間で当社を完全親会社、ネクストジャパンホールディングスを完全子会社とする株式交換契約を締結しております。今後は、ＫＣカード及び武富士の顧客基盤等を活かし、信用保証業務の強化等を通じて債務保証残高の積み上げを図るとともに、ネクストジャパンホールディングスや同社の関連会社であるアドアーズ株式会社（以下、「アドアーズ」という。）におけるアミューズメント店舗運営ノウハウ、人材及び顧客情報等を、ＫＣカードが保有する決済機能、マーケティング及び顧客サービスに係るノウハウ等と融合することにより、新しいクレジットカード事業の展開に向けて、新たなＢｔｏＣビジネスの拡充を進めるなど、当社グループの企業価値の向上や事業規模の拡大に努めてまいります。

また、信用保証業務につきましては、株式会社西京銀行との間で、新たに事業者向け有担保ローンに関する保証業務契約を締結するなど、債務保証残高の積み上げを図りました。

以上の結果、当連結会計年度における営業収益は、ＫＣカードのクレジット事業収益が加算されたこと等により24,508百万円（前年同期比44.9％増）、営業利益は5,539百万円（前年同期比28.1％増）、経常利益は5,486百万円（前年同期比26.9％増）となりました。また、当期純利益は、ＫＣカードの株式取得に係る時価評価の結果、負ののれん発生益29,444百万円を特別利益に計上したことにより34,500百万円（前年同期比967.0％増）となりました。

セグメントの業績は次のとおりであります。

① 金融事業

（事業者向貸付業務）

事業者向貸付業務につきましては、主に株式会社ロプロにおいて取り扱っております。金融事業における中長期的な戦略として商業手形割引の推進を行ったことにより、商業手形の融資残高は順調に増加しておりますが、営業貸付金につきましては、回収が順調に進んだことにより減少しております。

これらの結果、当連結会計年度末における融資残高は、商業手形では2,119百万円（前年同期比11.5％増）、営業貸付金では1,540百万円（前年同期比30.7％減）、長期営業債権では49百万円（前年同期比60.2％増）となり、長期営業債権を含めた融資残高の合計は3,708百万円（前年同期比10.7％減）となりました。

（消費者向貸付業務）

消費者向貸付業務につきましては、株式会社ロプロ及び西京カード株式会社において取り扱っております。

当連結会計年度末における融資残高は、回収が順調に進んだことにより減少した一方、平成24年３月に武富士の消費者金融事業を会社分割（吸収分割）により株式会社ロプロが承継したことにより、営業貸付金では20,903百万円（前年同期比119.9％増）、長期営業債権では1,322百万円（前年同期比40.5％減）、長期営業債権を含めた融資残高の合計は22,226百万円（前年同期比89.5％増）となりました。

（クレジット・信販業務）

クレジットカード業務につきましては、平成23年８月に連結子会社としたＫＣカードにおいて、前身の国内信販株式会社から続くＫＣカードのブランド力と豊富なノウハウを活用したクレジットカード事業を展開しております。また、信販業務につきましては、株式会社ロプロ及び西京カード株式会社において割賦販売による信販業務を取り扱っております。

これらの結果、当連結会計年度末における割賦立替金残高は65,024百万円（前年同期は1,443百万円）、長期営業債権は7,115百万円（前年同期は31百万円）、長期営業債権を含めた割賦立替金残高の合計は72,139百万円（前年同期は1,475百万円）となりました。

（信用保証業務）

信用保証業務につきましては、主に株式会社日本保証、株式会社ロプロ及びＫＣカードにおいて取り扱っております。中長期的な戦略として信用保証業務の拡充を掲げ、当連結会計年度では、ＫＣカードの顧客基盤等の有効活用を図るとともに、主に株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証を中心に債務保証残高の積み上げを図りました。

これらの結果、当連結会計年度末における債務保証残高は、有担保貸付に対する保証では12,457百万円（前年同期比144.1％増）、無担保貸付に対する保証では9,614百万円（前年同期比109.3％増）となり、債務保証残高の合計は22,072百万円（前年同期比127.6％増）となりました。

（債権買取業務）

債権買取業務につきましては、当社、株式会社ロプロ、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーにおいて取り扱っております。中長期的な戦略として、新たな債権についても積極的に買取を行っておりますが、買取債権の回収がそれを上回って推移しているため、当連結会計年度末における買取債権残高は2,310百万円（前年同期比42.4％減）となりました。

以上の結果、金融事業における営業収益は19,927百万円（前年同期比49.5％増）、セグメント利益は5,571百万円（前年同期比38.7％増）となりました。

② 不動産事業

不動産事業につきましては、キーノート株式会社を中心に事業を展開しており、金融事業とのシナジーを活かしながら、建売住宅の販売・仲介だけでなく、注文住宅建設事業及び中古住宅のリノベーションなど、住宅関連ビジネスにより収益化を図っておりますが、不動産取引市況の低迷の影響を受け、営業収益が減少しております。

以上の結果、不動産事業における営業収益は2,670百万円（前年同期比15.8％減）、セグメント利益は131百万円（前年同期比67.8％減）となりました。

③ 海外事業

海外事業につきましては、韓国において、ネオラインクレジット貸付株式会社が消費者金融事業を展開しております。本店所在地である韓国ソウル特別市を中心に、大田、大邱、釜山の３ヵ店を開設したのに続き、平成24年４月に仁川に支店開設を予定する（平成24年４月１日開設済み）など順次支店網を拡げており、成長する韓国消費者金融市場で着実に融資残高を伸ばし業容の拡大を図っております。

以上の結果、当連結会計年度末における営業貸付金は5,269百万円となり、海外事業における営業収益は1,916百万円、セグメント利益は303百万円となりました。なお、当該連結子会社については、当連結会計年度における株式取得のため、前年同期比較をしておりません。

④ その他の事業

その他の事業につきましては、Ｊトラストシステム株式会社において主に当社グループのシステム開発、コンピュータの運用及び管理業務を行っております。

以上の結果、その他の事業における営業収益は859百万円（前年同期比0.7％減）、セグメント利益は44百万円（前年同期比8.8％増）となりました。

(2) キャッシュ・フロー

当連結会計年度における連結ベースの現金及び現金同等物（以下、「資金」という。）は、税金等調整前当期純利益の計上や、割賦立替金の回収、及び借入金の増加等により資金が増加した一方、関係会社貸付金の譲受による支出、負ののれん発生益、及び子会社株式取得による支出等により資金が減少した結果、前連結会計年度末に比べ4,738百万円減少し、当連結会計年度末は9,410百万円（前年同期比33.5％減）となりました。

なお、キャッシュ・フローの詳細は、「７　財政状態、経営成績及びキャッシュ・フローの状況の分析（5）資本の財源及び資金の流動性についての分析 ②キャッシュ・フローの状況」に記載しております。

2【営業実績】

(1) 貸付金残高の内訳

区分			前連結会計年度末（平成23年３月31日現在）		当連結会計年度末（平成24年３月31日現在）	
			金額（百万円）	構成割合（%）	金額（百万円）	構成割合（%）
国内	消費者向貸付業務	無担保貸付	13,216 (2,209)	83.2	22,808 (1,278)	73.1
		企業結合調整	△2,416	△15.2	△969	△3.1
		有担保貸付	928 (14)	5.8	388 (44)	1.2
		小計	11,728 (2,224)	73.8	22,226 (1,322)	71.2
	事業者向貸付業務	商業手形割引	1,905 (5)	12.0	2,128 (8)	6.8
		無担保貸付	1,073 (24)	6.8	693 (36)	2.2
		有担保貸付	1,172 (0)	7.4	887 (3)	2.8
		小計	4,152 (30)	26.2	3,708 (49)	11.8
	商業手形割引 合計		1,905 (5)	12.0	2,128 (8)	6.8
	営業貸付金 合計		13,975 (2,249)	88.0	23,807 (1,362)	76.2
	合計		15,881 (2,255)	100.0	25,935 (1,371)	83.0
海外	消費者向貸付業務	無担保貸付	－ (－)	－	5,268 (－)	17.0
		有担保貸付	－ (－)	－	1 (－)	0.0
	合計		－ (－)	－	5,269 (－)	17.0
総合計			15,881 (2,255)	100.0	31,205 (1,371)	100.0

(注) １．（　）内は内書きで長期営業債権であります。
２．海外の消費者向貸付業務は、ネオラインクレジット貸付㈱で行っております。なお、平成23年４月１日に連結子会社となったため、前連結会計年度末は記載しておりません。

(2) 割賦立替金残高

区分	前連結会計年度末（平成23年３月31日現在）	当連結会計年度末（平成24年３月31日現在）
	金額（百万円）	金額（百万円）
割賦立替金残高	1,475 (31)	72,139 (7,115)

(注) １．（　）内は内書きで長期営業債権であります。
２．平成23年８月１日にＫＣカード㈱を連結子会社としたことにより、割賦立替金が著しく増加し、重要性が増したため、当連結会計年度末より別掲しております。

(3) 債務保証残高の内訳

区分	前連結会計年度末 (平成23年３月31日現在)		当連結会計年度末 (平成24年３月31日現在)	
	金額（百万円）	構成割合 (%)	金額（百万円）	構成割合 (%)
無担保	4,594	47.4	9,614	43.6
有担保	5,104	52.6	12,457	56.4
合計	9,699	100.0	22,072	100.0

(4) 営業収益の内訳

（単位：百万円）

区分		前連結会計年度 (自 平成22年４月 １日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月 １日 至 平成24年３月31日)
1．消費者向			
(1) 無担保貸付	1．証書貸付	2,690	3,394
(2) 有担保貸付	1．不動産担保貸付	110	84
	消費者向計	2,801	3,479
2．事業者向			
(1) 商業手形割引	1．受取割引料	141	204
(2) 無担保貸付	1．手形貸付	17	39
	2．証書貸付	67	49
	小計	84	88
(3) 有担保貸付	1．不動産担保貸付	66	62
	2．有価証券担保貸付	2	4
	3．ゴルフ会員権担保貸付	0	0
	4．診療報酬債権担保貸付	0	0
	5．保証金担保貸付	4	3
	小計	74	71
	事業者向計	300	364
Ⅰ．貸付金利息・受取割引料		3,102	3,844
Ⅱ．買取債権回収高		2,669	2,740
Ⅲ．不動産事業売上高		3,167	2,645
Ⅳ．割賦立替手数料	1．包括信用購入あっせん収益	－	2,028
	2．融資収益	－	6,926
	3．割賦立替手数料	616	281
	小計	616	9,236
Ⅴ．その他	1．受取手数料	391	329
	2．受取保証料	513	801
	3．預金利息	2	8
	4．その他の金融収益	5,823	3,358
	5．その他	621	1,544
	小計	7,353	6,041
営業収益計		16,908	24,508

（注）１．その他の金融収益は、主に債権買取業務における貸付債権の回収額と当該取得原価との差額を計上したものであります。

２．Ⅳ．割賦立替手数料の「１．包括信用購入あっせん収益」及び「２．融資収益」は、ＫＣカード㈱にて取り扱っておりますクレジットカード業務の収益となります。なお、同社は平成23年８月１日に連結子会社となったため、前連結会計年度は記載しておりません。

3【対処すべき課題】

当連結会計年度におけるわが国経済は、東日本大震災後の震災復興需要や金融緩和による底堅い個人消費にも支えられ景気回復の兆しも見られましたが、欧州債務問題による株価の低迷や円高の進行等の影響により、引き続き先行き不透明な状況で推移いたしました。また、貸金業界におきましても利息返還請求にやや落ち着きが見られるなど改善の兆しも見受けられますが、改正貸金業法の完全施行の影響により貸金業者の事業縮小や廃業が続くなど、依然として厳しい経営環境が続いております。
このような厳しい経営環境の変化に柔軟に対応するために、当社グループでは従来の事業者向貸付業務にとどまらず、消費者向貸付業務、信用保証業務、クレジットカード業務、債権買取業務、海外市場への進出、ＢｔｏＣビジネスの拡充など市場環境変化に対応したマーケティング戦略に努めてまいりました。
今後におきましても、日々刻々と変化する時代の変化を捉え、当社グループが展開するコアビジネスとの相乗効果が見込まれる事業への積極的な業容拡大など時代に即応した新たなビジネスモデルの構築を図るとともに、新たな収益源の確保を模索し続けることが重要な課題と考えております。
また、当連結会計年度において、ネオラインクレジット貸付株式会社、ＫＣカード株式会社、合同会社パルティール・ケーシーの３社が新たに当社の連結子会社となりました。また、平成24年４月には、株式交換により株式会社ネクストジャパンホールディングスを連結子会社とし、アミューズメント事業への進出も予定しております。
これにより当連結会計年度末における当社グループは13社、従業員数は1,148名と業容が拡大していくに従い、今後も「内部統制システム構築の基本方針」に基づいた体制整備の一環として、当社だけでなく当社グループ全てにおいて、内部監査体制の一層の充実強化、リスクマネジメントやコンプライアンス体制の充実を図っていくことも大きな課題と考えております。また、外国の事業法人であるネオラインクレジット貸付株式会社を子会社としたことにより、日本だけではなく所在国における各種法令、社会規範や倫理観その他広く社会のルールの遵守も含めて、内部統制を強化していくことも大きな課題であると考えております。

4【事業等のリスク】

当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項を記載しております。但し、業績に影響を及ぼしうる要因の全てを網羅するものではありません。なお、当社グループは、これらのリスク発生の可能性を十分認識した上で、発生の回避及び発生した場合の迅速な対応に努めてまいる所存であります。
本項におきましては、将来に関する事項が含まれておりますが、当該事項は、有価証券報告書提出日現在（平成24年６月28日）において判断したものであります。

(1) 事業の内容について

当社グループは、Ｊトラスト株式会社（当社）、連結子会社としてキーノート株式会社（以下、「キーノート」という。）、合同会社パルティール、パルティール債権回収株式会社（以下、「パルティール債権回収」という。）、株式会社ロプロ（以下、「ロプロ」という。）、Ｊトラストシステム株式会社（以下、「Ｊトラストシステム」という。）、西京カード株式会社（以下、「西京カード」という。）、合同会社パルティール・ワン、株式会社日本保証（以下、「日本保証」という。）、ＫＣカード株式会社（以下、「ＫＣカード」という。）、ネオラインクレジット貸付株式会社（以下、「ネオラインクレジット貸付」という。）及び他２社から構成され、「貸金業法」、「利息制限法」、「割賦販売法」、「宅地建物取引業法」（以下、「宅建業法」という。）及び「債権管理回収業に関する特別措置法」（以下、「サービサー法」という。）の適用を受け、中小企業、個人事業主及び不動産業者を対象とした事業者向け金融業と一般個人を対象とした消費者向け金融業及びクレジット・信販事業、一般ユーザーを対象とした不動産業及び特定金銭債権を譲り受け又は委託を受けて行う管理・回収業務、システム開発事業を営んでおります。その他、平成24年４月以降に連結子会社が５社、非連結子会社が１社増加しておりますが、内訳といたしまして、設立及び株式取得により増加した連結子会社２社の外、平成24年４月30日付で株式交換により、株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）を連結子会社としたことに伴い、連結子会社として株式会社ブレイク（以下、「ブレイク」という。）、関連会社としてアドアーズ株式会社（平成24年６月26日から連結子会社。以下、「アドアーズ」という。）、及び非連結子会社１社が加わり、「風俗営業等の規制及び業務の適正化等に関する法律」等、事業領域に関連する様々な法令、諸規則に従い、新たにアミューズメント（施設運営、販売等）事業、設計・施工事業、レンタル事業等を営んでおります。

(2) 法的規制等について

① 貸金業法の業務規制について

平成19年12月に改正・施行された「貸金業法」に基づき、行為規制の強化、業務改善命令の導入、強力な自主規制機関として日本貸金業協会の設立等が実施され、平成22年６月より、上限金利引下げ、総量規制の導入等が行われております。当社グループは、日本貸金業協会作成の貸金業の業務運営に関する自主規制基本規則において定められた過剰貸付防止等の規定に基づき、与信の厳格化に努めております。今後、各種規制が更に強化された場合、利益の減少や新たな規制への対応コストの増加など、当社グループの業績に影響を与える可能性があります。

② 貸出上限金利について

当社グループの平成19年６月17日以前に契約締結した貸出債権における貸出金利には、「利息制限法」に定められた利息の最高限度額（元本が10万円未満の場合年20％、10万円以上100万円未満の場合年18％、100万円以上の場合年15％により計算した金額）を超過する部分があります。

また、当社グループは、「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」（日本公認会計士協会 平成18年10月13日 業種別委員会報告第37号）を踏まえ、利息制限法の上限金利を超過して支払った債務者等からの利息の返還請求に備えた利息返還損失引当金を計上しておりますが、今後、債務者等からの利息返還請求が当社グループの想定以上に大幅に増加した場合、利息返還による損失が膨らみ、当社グループの業績に影響を与える可能性があります。

③ 割賦販売法の業務規制について

ロプロ、西京カード及びＫＣカードは、割賦事業において「割賦販売法」に基づく各種規制を受けております。同法は平成21年12月に改定され、「割賦販売等に係る取引の公正の確保、購入者等が受けることのある損害の防止及びクレジットカード番号等の適切な管理に必要な措置を講ずることにより、割賦販売等に係る取引の健全な発達を図るとともに、購入者等の利益を保護し、あわせて商品等の流通及び役務の提供を円滑にし、もって国民経済の発展に寄与すること」との目的のもと、「与信契約のクーリングオフ」「既払い金返還」「過剰与信の禁止」「信用情報機関の利用義務付け」「カードの適切な管理」など、消費者保護に関する規定が多く盛り込まれております。

また、ロプロ及び西京カードの提携先は「特定商取引に関する法律」の適用を受ける取引類型である「特定継続的役務提供」が大半であります。同法は「割賦販売法」と同様に平成21年12月に改定され、「過量販売契約の解除」など消費者保護のため規制対象の幅が拡大されております。

ロプロ及び西京カードは直接的に同法の適用を受けませんが、「割賦販売法」と同様に提携先が法に抵触するような方法で商品販売や役務提供を行った場合、これに関連してロプロ及び西京カードと消費者との間で成立した契約等にも深刻な影響が生じる可能性があります。

④ 宅建業法の業務規制について

キーノート、ネクストジャパンホールディングス及びアドアーズは、「宅建業法」をはじめとする関連法令に基づく各種規制を受けております。これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑤ サービサー法の業務規制について

パルティール債権回収は、「サービサー法」に基づく各種規制を受けております。これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑥ アミューズメント事業に関連する法令及び条例等について

アドアーズ及びブレイクは「風俗営業等の規制及び業務の適正化等に関する法律」をはじめとするアミューズメント事業に関連する様々な法令や諸規制による規制を受けております。当社グループでは、同法及び関連法令や諸規則を遵守しつつ積極的な事業活動を行っておりますが、これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑦ 個人情報保護法について

当社グループは、平成17年４月１日に施行された「個人情報の保護に関する法律」における個人情報取扱業者に該当しております。当社グループにおいては、個人情報取扱い及び情報管理等に関する「個人情報保護方針」を定め、個人情報漏洩を未然に防ぐための規程並びに社内体制の整備を図っており、一般財団法人日本情報経済社会推進協会（ＪＩＰＤＥＣ）から、当社においては、平成18年10月３日に、また、パルティール債権回収においては平成24年２月20日に、「プライバシーマーク」を取得し、個人情報について適切な保護措置を講ずる体制を整備している事業者としての認定を受けております。なお、当社は、貸金業を廃業し、主として子会社の管理業務を行うホールディング体制へと移行いたしましたので、平成24年10月２日をもって更新を行わない予定です。

しかしながら、万が一不測の事態により、個人情報の漏洩又は個人情報保護法等に違反した場合には、同法による制裁を受けるだけでなく、社会的信用の失墜や損害賠償請求等により、当社グループの業績に影響を与える可能性があります。

⑧ 内部統制について

「金融商品取引法」における開示制度拡充の一環として、平成20年４月以降開始する事業年度より上場企業等に対し、内部統制の構築・評価とその開示を求める「内部統制報告制度」が導入されております。当社グループは、法令遵守を経営上の最重要課題のひとつと位置づけ、内部統制システムの構築を進めておりますが、監査法人による内部統制監査の結果、当社グループ内の内部統制に重大な欠陥等が指摘され、限定意見等が付された場合、市場等からの当社に対する評価や企業イメージ等の低下により、当社グループの業績に影響を与える可能性があります

(3) 貸倒リスクについて

① 貸出債権の貸倒リスク

(ⅰ) 不良債権について

当社グループは、貸出上限金利の引下げに対応すべく、リスクの高い無担保貸付から有担保貸付への移行を推進するなど、リスク管理を徹底し、債権の良質化を図っております。

今後も貸出債権のリスク管理には十分留意してまいりますが、経済情勢並びに金融情勢の大幅な変化等により債務者等の状況が悪化した場合、その結果として不良債権が増加し、当社グループの貸倒費用の増加及び財政状態の悪化につながる可能性があります。

また、同業他社が法改正への対応として、一斉に回収の強化や貸し渋りを行った場合、同業他社からの借入もある顧客の自己破産等が増加するなどにより、貸倒費用が増加し、当社グループの業績及び財政状態の悪化につながる可能性があります。

(ⅱ) 貸倒引当金等について

当社グループは、債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を貸倒引当金として計上しております。また、信用保証業務への参入に伴い、債務保証損失引当金を計上しております。

なお、経済情勢並びに金融情勢の大幅な変化等により債務者等の状況が悪化した場合、各種引当金計上時点における前提及び見積りと乖離し、その結果として各種引当金が増加し、当社グループの業績及び財政状態の悪化につながる可能性があります。

② 売掛債権の貸倒リスク

アドアーズが設計・施工を請け負うパチンコ業界は日本屈指の娯楽産業となっておりますが、パチンコホール間の競争は厳しく、多くの閉店・廃業により、大手を含めた淘汰の時代と長らく言われております。一方、出店規模は大型化の傾向が顕著であることから、パチンコホールの内外装工事は受注額が大きくなる傾向にあり、さらに受注競争によっては債権回収期間が長期化する状況も見受けられます。

アドアーズでは債権回収リスクに留意し、債権保全の強化、与信管理体制の強化を推進しておりますが、顧客先の売上動向によっては売掛債権の貸倒リスクが高まる可能性があり、当社グループの業績に影響を及ぼす可能性があります。

(4) アミューズメント事業に関するリスクについて

① 店舗展開及び出店政策について

アドアーズ及びブレイクでは、出店について規模の拡大を急がず、個店毎の競争力を高めてマーケットシェアの確保を重視する方針でありますが、アミューズメント業界では、同業他社の積極的な出店による競合に加え、他業種との競合もあり、来店客数の低下、売上単価の低下等により当社グループの業績に影響を与える可能性があります。

新規出店先の選定に関しましては、賃借料や保証金・敷金等の出店条件、商圏人口等を総合的に勘案の上決定し、運営店舗の個別採算性を重視した店舗展開を行っており、当社グループの出店条件に合致する賃借不動産がなければ出店予定数を変更することもあり、当社グループの業績の見通しに影響を及ぼす可能性があります。

② フランチャイズ事業に関するリスクについて

ブレイクは、フランチャイズシステムにより「ＪＪＣＬＵＢ１００」の店舗展開を行っております。フランチャイズシステムでは、一般的にフランチャイズチェーン本部は店舗運営ノウハウを提供し、フランチャイズ加盟店は統一的な店舗運営ノウハウにより店舗運営を行っております。しかしながら、フランチャイズチェーン本部の指導に従わないフランチャイズ加盟店が発生した場合、ブランドイメージが損なわれることなどから、フランチャイズシステム全体に影響を及ぼす可能性があります。

また、フランチャイズシステムでは通常、収益性、簡便なオペレーションなどのメリットを強調して加盟店の募集を行っておりますが、実際にフランチャイズ加盟店がこのようなメリットを享受できなかった場合、トラブルまたは訴訟に発展する可能性があります。

③ 店舗の賃貸物件への依存について
　アドアーズ及びブレイクは、ほとんどの店舗の土地建物を賃借しております。当社グループは出店に際し、賃貸人との間で賃貸借契約を締結し敷金及び保証金を差し入れており、賃貸人等に破綻が生じた場合、差入保証金の全部または一部が回収不能となり損失が発生する可能性があります。また、賃貸人の方針変更による賃借期間期限前の解約等により、業績好調の店舗であっても、閉店を余儀なくされることがあります。さらに、経営の効率化に伴い不採算店を閉鎖した場合、賃貸借契約の中途解約により、差入保証金が未回収になり損失が生じる可能性があるなど、当社グループの業績に影響を及ぼす可能性があります。

④ 機器等の調達について
　アドアーズ及びブレイクが属する、アミューズメント業界における業務用アミューズメント機器製品の売上は年間1,700億円程度の規模であり、そのメーカーは少数かつ特定の業務用アミューズメント機器メーカーに限定されております。
　アドアーズ及びブレイクは、従来からの購入実績などからアミューズメント機器メーカーとは、安定的な取引関係にありますが、これらの購入先の販売方針の変更等により、当社グループの業績に影響を及ぼす可能性があります。
　また、ブレイクはアミューズメント販売事業において、国内のアミューズメント施設を運営する企業等の顧客に対しアミューズメント機器用景品の販売を行っております。それらの景品の一部を海外から仕入れておりますが、今後海外の取引先との関係悪化及び倒産等の理由で調達ができなくなるなどの事情により顧客への販売が不可能になり、顧客に対し多大な不利益を及ぼすこととなった場合、当社グループの業績に影響を及ぼす可能性があります。

⑤ 少子化問題について
　アドアーズ及びブレイクが運営するアミューズメント施設は、独自のノウハウに基づいた高効率な営業を展開しておりますが、個店の業績においてはその店舗毎の特性によって、商圏人口や若年層人口の分布にも相応の相関関係を有しております。こうした背景から少子化問題が進行した場合、将来的に当社グループの業績に影響が出る可能性があります。このため、中長期的な人口推移を含めた出店施策を進めるとともに、若年層のみならず幅広い年代層に受け入れられる店舗・運営サービスの研究を積極的に取り組んでおります。

(5) 資金調達について
　当社グループは、資金調達の多様化を図っておりますが、当社グループの主たる資金調達先は銀行であり、金融情勢の変化による調達コストの上昇や資金調達そのものが困難となるなどで、当社グループの業績及び財政状態に影響を与える可能性があります。

(6) ＧＦ投資ファンド投資事業有限責任組合への貸付について
　ネクストジャパンホールディングスは、アドアーズの主要株主であるＧＦ投資ファンド投資事業有限責任組合（以下、「ＧＦファンド」という。）との間で金銭の貸付のための金銭消費貸借契約を締結しております。契約締結の前には同ファンドの資産及び財務内容を確認し、貸付金相当分の担保の差し入れを受けており、さらにネクストジャパンホールディングスの貸付債権を優先的に担保すべく、ＧＦファンドと有限責任組合員の間で有限責任組合員を劣後貸付人とする劣後特約付金銭消費貸借契約を締結しており、ＧＦファンドがネクストジャパンホールディングスに対する元利金の弁済に対して資金が不足する場合、劣後貸付人がその不足額を同ファンドに対して貸し付けることを約しております。また、同ファンドを構成する有限責任組合員もネクストジャパンホールディングスの貸付債権を十分担保するだけの収入を継続的に得ており、資産についても相当に保有していることも確認しているため、特段問題はないと考えております。しかしながら、何らかの理由でＧＦファンドがネクストジャパンホールディングスに対し債務不履行等を生じた場合には、当社グループの業績に影響を及ぼす可能性があります。

(7) 競争について
　当社グループの主要事業である消費者向け・事業者向けの金融業界は、金融業界再編に伴う合併、業務提携による異業種からの新規参入、貸出債権の良質化に対応した顧客層への営業力強化などにより、顧客獲得競争が一層激化する可能性があります。このような事業環境において、優位な競争力を得られない場合に、当社グループの事業及び業績に影響を与える可能性があります。
　キーノートが事業展開する不動産業界は、大手企業を含む多数の事業者が存在しております。不動産業の中でも不動産流通業は、多額の資本を必要としないことから、一般的に参入障壁が低いと言われており、競争は大変厳しいものとなっております。また今後においても、さらなる競争の激化に直面するものと考えられます。当社グループには、優れた人材や独自の営業システムが存在すると考える一方で、将来においては競合他社の台頭等により、現在の優位な競争力が得られない場合に、当社グループの事業及び業績に影響を及ぼす可能性があります。

また、アドアーズ及びブレイクが事業展開を行っているアミューズメント業界を取り巻く環境は厳しい状況が続いており、今後も業界内の再編及び淘汰が進むものと思われます。当社グループにおいては、他社との差別化及び優位性創出に努めておりますが、競合他社と比べて直営店舗の顧客サービスレベルが低下した場合、もしくは顧客ニーズの変化への対応が遅れた場合、各店舗の業績は計画通りに推移する保証は無く、今後の当社グループの出店施策及び事業展開に影響を与える可能性があります。

さらに、アドアーズの設計・施工事業は、パチンコホール及びアミューズメント施設の内外装工事を主として受注しております。内外装工事は従業員が数人の会社まで含めると約30,000社が事業を行っており、これにより受注単価の変動が激しく、また受注競争も激しくなっております。多くの業者の受注競争によっては、工事受注の獲得に支障をきたす可能性や、当社グループの業績に影響を及ぼす可能性があります。

(8) 情報ネットワークシステム、インターネットサービス等又は技術的システムに生じる混乱、故障、その他の損害について

当社グループは業務を適切に管理・運営するために内部及び外部の情報及び技術システムに依存しております。当社グループが使用するハードウェア及びソフトウェアは、人為的過誤、自然災害、停電、コンピューターウイルス及びこれに類する事象、また電話会社及びインターネットプロバイダー等の第三者からのサポートサービスの中断等によって悪影響を被る可能性があります。

当社グループにおいては、事業継続に重大な影響を与える自然災害や火災、事故等の発生時に被害を最小限に留めることができるよう、コンピューターシステムのバックアップ体制を構築しております。しかしながら、想定を超える規模の地震、台風等の自然災害が発生した場合には、営業の中断を余儀なくされる可能性があります。

(9) 地価下落について

キーノートにおいて不動産業を行っており、また、ロプロ及び西京カードにおいては不動産担保貸付又は不動産担保貸付に対する保証業務を行っており、今後さらに拡大していくことを予定しております。さらにネクストジャパンホールディングスでは、不動産への投資事業を行っております。今後、国内の不動産価格が下落した場合や不動産の流動性が悪化した場合などには、当社グループの不動産業における業績が悪化する可能性があるとともに、不動産担保貸付及び保証業務における不動産の担保価値が毀損し貸倒引当金の設定額に影響するなど、当社グループの事業及び業績に影響を与える可能性があります。

(10) 業務提携先について

ロプロ、日本保証及びＫＣカードは、主に複数の金融機関と信用保証業務等において業務提携を行っておりますが、ロプロ、日本保証及びＫＣカード又は業務提携先の業績が悪化した場合には業務提携の解消など、当社グループの業績に影響を与える可能性があります。

(11) 訴訟

現在、当社グループの事業に重大な影響を及ぼす訴訟の提起や係争の発生はありません。今後につきましても訴訟等のリスクを回避するために契約書等の作成に当たりましては、弁護士等の専門家からの助言を得ながら、リスクの最小化を図ってまいります。しかしながら、将来において法令違反や不完全な契約締結といった法律上の問題を原因とした訴訟等が発生した場合、当社グループの業績及び財政状態に重大な影響を及ぼす可能性があります。

(12) 風評等

当社グループは、当社グループに損害を与えかねない風評等には十分留意しておりますが、風評等やそれによって当社グループの経営の根幹に関わるような問題が発生した場合には、迅速かつ適切な対応を実施することでその損害を最小限度に止める体制を取っております。しかしながら将来においては、必ずしも当社グループの責めによらない、またコントロールすることが困難な様々なトラブルに巻き込まれる可能性もあります。このような事象が発生した場合、又は適切に対処することができなかった場合には当社グループの業績に影響を与える可能性があります。

(13) コンプライアンスリスクについて

当社グループは、金融商品取引法、貸金業法等の各種法令を遵守する必要があります。また、法令に限らず、社会の良識や常識といった社会規範や倫理観など広く社会のルールを遵守することが求められております。

当社グループはコンプライアンス体制の整備に努めておりますが、不祥事が発生した場合や社会規範が遵守されなかった場合には、罰則の適用や社会的信頼の失墜などにより当社グループの営業に影響を与えるほか、市場等からの当社グループに対する評価や企業イメージ等の低下により、当社グループの業績に影響を与える可能性があります。

(14) 人材の育成及び確保について

アドアーズが強みとしているアミューズメント運営ノウハウを活かすためには、全社員が企業理念を共有するだけでなく、顧客満足度の追求や効率的な運営手法に対する深い理解を身につける必要があります。そのため、新入社員及び中途採用社員、アルバイト社員への教育・研修制度の導入、従来の年功序列型賃金体系の見直しや内部昇格制度の見直しを図るなど、優秀な人材の確保・育成に尽力しております。しかしながらサービス業界全体を通して見ても、企業間の人材獲得競争は激しさを増しており、当社グループにとって重要な人材を十分に確保できない場合、当社グループの業務運営に支障が生じる可能性があります。

(15) カントリーリスクについて

当社グループは、新たな収益基盤の確立を目的として、海外市場に進出し事業展開を行っております。これらの在外会社につきましては、所在国における市場動向、競合会社の存在、政治、経済、法律、文化、宗教、習慣や為替、その他の様々なカントリーリスクにより、損失の発生や事業の継続が困難となる可能性があります。その場合は、当社グループの業績及び事業展開に影響を与える可能性があります。

(16) 為替リスクについて

ネオラインクレジット貸付における売上、費用、資産等は、連結財務諸表の作成時に円換算するため、換算時の為替相場が予想を超えて大幅に変動した場合には、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

また、ブレイクは販売事業部門において、アミューズメント機器用景品の一部を海外から仕入れておりますが、今後の事業展開によっては海外からの輸入割合が増加すると予想されます。輸入の際の為替リスクを回避するため、円建取引決済へのシフトを行う等リスクヘッジの対策を検討しておりますが、為替リスクを完全にヘッジできるという保証はなく、為替相場が短期間で乱高下した場合には、売上原価の上昇により当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(17) 業務拡大のリスクについて

当社グループでは、事業再編や当社グループが展開するコアビジネスとの相乗効果が見込まれる事業へ積極的に業務を拡大しておりますが、事前に十分な分析・調査等を実施したにもかかわらず、これらの事業再編・業務拡大等がもたらす影響について、想定したビジネス戦略が有効に機能せず、戦略自体の変更を余儀なくされるなど、当社グループが予め想定しなかった結果が生じる可能性も否定できないことにより、以下のようなリスクや課題が存在します。

・新たなビジネス戦略が想定通り機能するとは限らず、収益があがらないこと。
・新たなビジネスを統轄・管理・遂行する能力を持った人材を確保し、育成していかなければならないこと。
・新たな事業に取り組むに当たり、法的またその他のリスクに直面する可能性があること、またその管轄当局から指導を受ける可能性があること。

また、上記以外にも業務拡大について、当社グループがかつて経験したことがない、また経験の乏しいリスクや課題に直面する可能性もあります。このような事象に適切に対処することができなかった場合には、当社グループの業績に影響を与える可能性があります。

(18) 自然災害等に関するリスクについて

大規模な地震、津波、台風等の災害により、当社グループの保有する店舗や施設等への物理的な損害、従業員への人的被害または顧客への被害があった場合や、災害に起因する社会的要請等があった場合には、当社グループの業績に影響を与える可能性があります。

特に、アドアーズのアミューズメント施設運営事業売上の大半は有人型店舗の有人消費により構成されており、出店地域も一部の店舗を除き首都圏に集中しているため、首都圏を中心とした大規模災害が発生した場合、一時閉鎖もしくは営業活動の継続が難しい状況に陥る可能性があります。アドアーズではこれらの大規模災害発生時のＢＣＰ（Business Continuity Plan）に基づく災害対策本部の設置や緊急連絡体制の訓練を実施するなど、社員啓蒙を含め、迅速かつ円滑に対処ができる体制を強化しておりますが、想定を大きく超える災害が発生した場合、アドアーズの業務運営に支障が生じる可能性があります。

(19) 代表者への依存について

当社グループの事業の推進者は、当社の筆頭株主であり、代表取締役社長でもある藤澤信義であります。同人は、経営方針や戦略の決定をはじめ、営業、技術、財務の各方面の事業推進において重要な役割を果たしており、また、当社グループは同人から多額な資金の借入も行っております。このため、当社の役員の人事も含め当社グループの最終決定における同人の影響力は大きいものと考えられ、その決定により当社グループの事業が左右される可能性があります。

当社グループでは、同人に過度に依存しない組織体制の整備や経営体制の構築を推進しておりますが、現時点で同人が離職又は業務執行が困難となるような事態が生じた場合、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

５【経営上の重要な契約等】

１．平成23年６月２日開催の当社取締役会において、楽天株式会社よりＫＣカード株式会社（以下、「ＫＣカード」という。）の株式を譲り受け子会社化すること、及び楽天株式会社のＫＣカードに対する貸付金を譲り受けることを決議し、同日、事業承継契約を締結いたしました。

なお、ＫＣカードは、平成23年８月１日付で楽天ＫＣ株式会社から商号変更を行うとともに、当社の連結子会社といたしました。

その概要は次のとおりであります。

(1) 株式取得の目的

当社は、ＫＣカードが前身である国内信販株式会社当時から築き上げたカード事業のノウハウを吸収することで、クレジットカード事業への参入を図ることに加え、ＫＣカードが有する資産の有効活用及び顧客基盤を活かすことで、保証事業の強化が図れるなど、当社グループの企業価値の向上に繋がるものと判断し、本件株式取得を行うこととしました。

(2) 株式取得の相手方

① 商号	楽天株式会社
② 代表者の氏名	代表取締役会長兼社長 三木谷 浩史

(3) 株式取得する当該特定子会社の名称等

① 商号	ＫＣカード株式会社
② 住所	福岡市博多区博多駅前三丁目４番２号
③ 代表者の氏名	代表取締役会長 千葉 信育
④ 資本金	3,055百万円（平成24年３月31日現在）
⑤ 事業の内容	クレジットカード事業、貸金業等

(4) 当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主等の議決権に対する割合

① 当社の所有に係る当該特定子会社の議決権の数

異動前	－個
異動後	1,255,159個

② 当該特定子会社の総株主等の議決権に対する割合

異動前	－％
異動後	97.76％

（注）「当該特定子会社の総株主等の議決権に対する割合」は、当社の出資比率を記載しております。

(5) 貸付金の譲り受けの状況

貸付金額	37,000百万円
取得金額	37,000百万円

２．平成23年７月28日に、当社筆頭株主並びに当社代表取締役社長である藤澤信義（以下、「藤澤信義」という。）との間で、以下の金銭消費貸借契約を締結いたしました。

(1) 借入の目的	当社は、平成23年８月１日に楽天株式会社よりＫＣカード株式会社の株式及び楽天株式会社のＫＣカード株式会社に対する貸付金を譲り受けております。その購入資金の一部として、藤澤信義より借入を行うものであります。
(2) 借入金額	150億円
(3) 利率	年4.1％
(4) 返済方法	期日一括
(5) 返済期日	平成24年７月31日
(6) 担保提供資産	担保提供はありません。

3．平成23年12月28日開催の当社取締役会において、平成22年10月31日に東京地方裁判所より会社更生法に基づく会社更生手続開始決定（東京地方裁判所平成22年（ミ）第12号会社更生事件）を受けた更生会社株式会社武富士（以下、「武富士」という。）との間で、武富士の支援を目的としたスポンサー契約を締結することを決議し、同日スポンサー契約の締結を行いました。また、本スポンサー契約に基づき、平成24年１月12日開催の当社取締役会において、株式会社ロプロを承継会社とする会社分割（吸収分割）契約を締結することを決議し、同日会社分割（吸収分割）契約の締結を行いました。
その概要は次のとおりであります。
(1) 会社分割する事業内容、規模
① 事業内容　　消費者金融業
② 規　模　　7,352百万円（平成23年10月期の営業収益）（注）
（注）承継する事業のみの営業収益を算出していないため、承継する事業以外の営業収益を含めた金額を記載しております。
(2) 会社分割の形態
武富士を分割会社、株式会社ロプロを承継会社とする吸収分割
(3) 会社分割に係る分割会社又は承継会社の名称、事業内容、資産・負債及び純資産の額、従業員数等
① 分割会社

名　称	更生会社株式会社武富士
事業内容	消費者金融業
資産の額	73,650百万円（平成23年10月31日現在）
負債の額	1,495,658百万円（平成23年10月31日現在）
純資産の額	△1,422,008百万円（平成23年10月31日現在）
従業員数	471名（平成23年12月27日現在）

② 承継会社

名　称	株式会社ロプロ
事業内容	消費者・事業者金融業、保証事業
資産の額	23,858百万円（平成23年２月28日現在）
負債の額	21,613百万円（平成23年２月28日現在）
純資産の額	2,244百万円（平成23年２月28日現在）
従業員数	284名（平成23年12月31日現在）

(4) 会社分割の時期
平成24年３月１日
(5) 承継する資産、負債の項目及び金額

資 産		負 債	
項 目	金 額	項 目	金 額
流動資産	24,335百万円	流動負債	1,107百万円
固定資産	1,537百万円	固定負債	―
資産合計	25,872百万円	負債合計	1,107百万円

4．平成23年12月28日開催の当社及び株式会社ロプロの取締役会において、当社筆頭株主並びに当社代表取締役社長である藤澤信義（以下、「藤澤信義」という。）から借入を行うことを決議し、同日、債務者を株式会社ロプロ、連帯保証人を当社とする、以下の金銭消費貸借契約を締結いたしました。
(1) 借入の目的　　当社は、更生会社株式会社武富士（以下、「武富士」という。）との間で、武富士の消費者金融事業を会社分割（吸収分割）により株式会社ロプロに承継させる（以下、「本件会社分割」という。）ことを支援スキームとするスポンサー契約を締結いたしました。その本件会社分割の対価の資金調達が整うまでのつなぎ資金として、藤澤信義より借入を行うものであります。
(2) 借入金額　　70億円
(3) 利率　　年4.1％
(4) 返済方法　　期日一括
(5) 返済期日　　平成24年６月28日
(6) 担保提供資産　　担保提供はありません。

５．平成24年１月25日開催のＫＣカード株式会社の取締役会及び平成24年２月３日開催の当社取締役会において、中長期的な戦略である信用保証業務の拡充及び事業資金の充実を図ることを目的として、ＫＣカード株式会社の営業貸付債権の一部を株式会社西京銀行へ譲渡（売却）することを決議し、平成24年２月６日に債権譲渡契約を締結いたしました。

その概要は次のとおりであります。

(1) 譲渡する相手会社の名称

株式会社西京銀行

(2) 譲渡資産の種類、譲渡前の使途

① 種　類　　　　営業貸付債権

② 使　途　　　　営業資産

(3) 譲渡の時期

平成24年２月６日

(4) 譲渡価額

3,811百万円

(5) その他重要な事項

平成24年２月６日に当該譲渡債権の保証について、ＫＣカード株式会社を保証会社、当社を二次保証会社とする保証契約を株式会社西京銀行と締結しております。

６．平成24年２月14日開催の当社取締役会において、株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）を当社の株式交換完全子会社とし、効力発生日を平成24年４月30日とする株式交換についての株式交換契約を締結することを決議し、同日付でネクストジャパンホールディングスと株式交換契約を締結いたしました。

なお、ネクストジャパンホールディングスは、平成24年４月30日付で、当社の連結子会社といたしました。

その概要は次のとおりであります。

(1) 当該株式交換の目的

当社は、ネクストジャパンホールディングスを完全子会社化することによって、次のとおり事業連携を行い、企業価値の増大を図ることを目的としております。

① ネクストジャパンホールディングスのアミューズメント店舗運営ノウハウの活用

② ネクストジャパンホールディングスグループが有するＪＪクラブ会員の有効活用

③ アドアーズ株式会社との協力関係の構築

④ 潜在的利益相反取引の回避による透明性の確保

(2) 当該株式交換の方法、株式交換に係る割当ての内容

① 株式交換の方法

当社を株式交換完全親会社、ネクストジャパンホールディングスを株式交換完全子会社とする株式交換

② 株式交換に係る割当ての内容

会社名	当社 (株式交換完全親会社)	ネクストジャパン ホールディングス (株式交換完全子会社)
株式交換に係る割当ての内容	普通株式：１株	普通株式：２株
株式交換により発行する新株式数	普通株式：907,916株	

(3) 効力発生日

平成24年４月30日

(4) 株式交換に係る割当ての内容の算定根拠

本株式交換の株式交換比率については、その算定にあたって公正性・妥当性を確保するため、当社及びネクストジャパンホールディングスは、それぞれ個別に独立した第三者算定機関に株式交換比率の算定を依頼することとし、当社は山田ＦＡＳ株式会社（以下、「山田ＦＡＳ」という。）を、ネクストジャパンホールディングスは株式会社プルータス・コンサルティング（以下、「プルータス」という。）を、株式交換比率の算定に関する第三者算定機関としてそれぞれ選定いたしました。

当社及びネクストジャパンホールディングスの株式については、市場株価法及びディスカウンテッド・キャッシュ・フロー法を採用し、山田ＦＡＳ及びプルータスから提出を受けた株式交換比率の算定結果を受け、当社及びネクストジャパンホールディングスとで交渉・協議を重ね、株式交換比率を決定いたしました。

(5) 株式交換の後の株式交換完全親会社となる会社の名称、本店の所在地、代表者の氏名、資本金の額、純資産の額、総資産の額及び事業の内容

① 名称	Ｊトラスト株式会社
② 住所	東京都港区虎ノ門一丁目７番12号
③ 代表者の氏名	代表取締役社長 藤澤 信義
④ 資本金	4,530百万円（平成24年４月30日現在）
⑤ 純資産の額	13,150百万円（平成24年４月30日現在）
⑥ 総資産の額	40,521百万円（平成24年４月30日現在）
⑦ 事業の内容	ホールディング業務、債権買取業務

７．平成24年３月16日開催の当社及びＫＣカード株式会社（以下、「ＫＣカード」という。）の取締役会において、アドアーズ株式会社（以下、「アドアーズ」という。）との間でレンタルビジネス及びその付帯事業における業務提携契約を締結することを決議し、同日付でアドアーズと業務提携契約を締結いたしました。
その概要は次のとおりであります。

(1) 業務提携契約の目的

当社は、ＫＣカードが取り扱うクレジットカードの新規顧客獲得を目指しレンタルビジネへ進出するに当たり、ＫＣカードが有するｅコマースの分野を中心としたマーケティング及び顧客サービスに係るノウハウと、アドアーズの有するブランド力、店舗開発力及び店舗運営力をそれぞれ最大限に活かすため、ＫＣカードが出資者及び経営者となり、またアドアーズが運営を代行するという業務体制の実現に向け、業務提携契約を締結したものであります。

(2) 業務提携締約の相手先

アドアーズ株式会社

(3) 業務提携契約の時期

平成24年３月16日

(4) 業務提携締約の内容

① 役割

ＤＶＤ、音楽ＣＤ等のレンタルを主たる業務とするレンタルショップについて共同にて展開し、ＫＣカードが出資者及び経営者となり、その運営はアドアーズが行う形を基本とします。また、店舗屋号については、アドアーズの商号をベースとした「レンタル！アドアーズ」を基本とし、アドアーズはその商号の使用を承諾するものとします。

② 委託業務

ＫＣカードはレンタルショップの共同展開にあたり、以下の業務をアドアーズに委託するものとします。

１．レンタルショップの具体的な運営業務
２．レンタルショップの開設にあたっての各種業務
３．不動産情報収集、物件検討に関する補助業務
４．店舗設計及び施行業務
５．その他、店舗の展開、開設、運営に関する付随業務

③ 費用の支払及び利益の配分

上記②の委託業務における委託料の算出は３項並びに４項を除いて実費相当額とします。なお、３項並びに４項については別途個別契約を締結し詳細を決定するものとします。また、レンタルビジネスで生み出される利益については、ＫＣカードとアドアーズが協議のうえ決定された割合にてシェアするものとします。

6【研究開発活動】

該当事項はありません。

7【財政状態、経営成績及びキャッシュ・フローの状況の分析】

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められている会計基準に基づき作成されております。

当社グループの経営陣は、連結財務諸表の作成にあたって、決算日における様々な事項に関し、見積り及び仮定の設定を行い判断しなければなりません。そのため、過去の実績や状況に応じて合理的だと考えられる様々な要因に基づき、見積りや判断を行っておりますが、実際の結果は、見積り特有の不確実性があるため、これらの見積りと異なる可能性があります。

本項におきましては、将来に関する事項が含まれておりますが、当該事項は、有価証券報告書提出日現在（平成24年６月28日）において判断したものであります。

(2) 当連結会計年度の経営成績の分析

当連結会計年度における営業収益につきましては、買取債権残高の減少によるその他の金融収益の減少や、不動産取引市況の低迷による不動産事業売上高の減少により減少したものの、当連結会計年度に連結子会社としたＫＣカード株式会社（以下、「ＫＣカード」という。）のクレジットカード事業による割賦立替手数料や年会費収入の増加や、ネオラインクレジット貸付株式会社（以下、「ネオラインクレジット貸付」という。）の消費者向貸付業務による貸付金利息の増加に加え、債務保証残高の増加による保証料収入の増加等により、前連結会計年度に比べて7,599百万円増加の24,508百万円（前年同期比44.9%増）となりました。また営業費用につきましては、ＫＣカードの株式取得及び貸付金の譲受や、更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）から消費者金融事業を承継したことに伴う借入金残高の増加により借入金利息が増加したものの、不動産取引市況の低迷による不動産事業売上高の減少に伴い不動産売上原価が減少したことにより、前連結会計年度に比べて592百万円減少の4,539百万円（前年同期比11.6%減）となり、営業収益に対する営業費用比率は前連結会計年度30.4%から当連結会計年度18.5%と11.9ポイント減少いたしました。

以上の結果、営業総利益につきましては、前連結会計年度に比べて8,192百万円増加し19,969百万円（前年同期比69.6%増）となり、営業収益に対する営業総利益比率では前連結会計年度69.6%から当連結会計年度81.5%と11.9ポイント増加いたしました。

販売費及び一般管理費につきましては、当社グループの事業規模拡大に伴い、人件費が2,313百万円増加の5,261百万円（前年同期比78.5%増）、その他経費が3,376百万円増加の5,312百万円（前年同期比174.3%増）と増加したうえ、利息返還損失引当金繰入額は減少したものの、主にＫＣカードの子会社化等により貸倒引当金繰入額が増加したことにより、貸倒費用が1,287百万円増加の3,855百万円（前年同期比50.2%増）となった結果、前連結会計年度に比べて6,977百万円増加し14,429百万円（前年同期比93.6%増）となりました。

以上の結果、営業利益につきましては、前連結会計年度に比べて1,214百万円増加し5,539百万円（前年同期比28.1%増）となりました。

営業外損益につきましては、前連結会計年度０百万円の費用（純額）から当連結会計年度53百万円の費用（純額）となりました。これは、主にＫＣカードの子会社化等により受取家賃が137百万円増加したものの、ネオラインクレジット貸付において為替差損を204百万円計上したことにより減少したものであります。

以上の結果、経常利益につきましては、前連結会計年度に比べて1,162百万円増加し5,486百万円（前年同期比26.9%増）となりました。

特別損益につきましては、前連結会計年度290百万円の利益（純額）から当連結会計年度29,833百万円の利益（純額）となりました。これはＫＣカードの株式取得に係る時価評価の結果、負ののれん発生益29,444百万円を特別利益に計上したことや、主にＫＣカードの固定資産の売却により固定資産売却益が304百万円増加したことにより増加したものであります。

以上の結果、税金等調整前当期純利益につきましては、前連結会計年度に比べて30,704百万円増加し35,319百万円（前年同期比665.4%増）となりました。

法人税等の合計につきましては、課税所得の減少等により669百万円減少し703百万円となりました。

以上の結果、当期純利益につきましては、前連結会計年度に比べて31,267百万円増加し34,500百万円（前年同期比967.0%増）となりました。

(3) 経営成績に重要な影響を与える要因について

「４．事業等のリスク」をご参照下さい。

(4) 経営戦略の現状と見通し

当社グループの属する業界は、貸金業法等の改正による与信基準の厳格化に伴うマーケットの縮小や、やや収束傾向にあるとはいえ依然高水準で推移する利息返還請求、景気不透明感に伴う購買意欲の減退や物件価格の下落による不動産業界の低迷等、厳しい経営環境が続いており、今後更に淘汰が進むことが予測されております。

当社グループでは中長期的な戦略として、「信用保証業務の拡充」「貸付債権譲り受けを通じた資産規模の拡大」「商手割引、有担保貸付の推進」「海外市場への進出」「ＢｔｏＣビジネスの拡充」を柱として新たな時代の総合金融グループとして成長することを目指してまいります。

現時点における当社グループの中長期的な戦略は、次のとおりであります。

① 信用保証業務の拡充

現在、総量規制の影響により貸金業者からの融資が受けられない、または影響を受ける可能性のある資金需要者は数百万人にも及ぶと言われており、貸金業法上の制約を受けないフィールド、すなわち、金融機関の取り扱う融資に対する保証を担うことにより、一般消費者、中小事業者等の健全な資金ニーズに応えることができるものと考えております。

当社グループでは、保証業務提携を行った株式会社西京銀行及び株式会社東京スター銀行との間で債務保証残高の積み上げを図るなど信用保証業務の拡大に努めてまいりました。また、当連結会計年度において当社の連結子会社としたＫＣカードや武富士から吸収分割により事業承継した消費者金融事業における顧客基盤等を活かし、債務保証残高の積み上げによる信用保証業務の拡大を図ってまいります。

今後も、地域金融機関との協業を通じて、新たな信用を創出し、安定的な資金供給を側面からサポートすることにより、地域経済の活性化、日本経済の維持・発展に寄与したいと考えており、積極的に多くの金融機関との保証業務提携先を拡大することで、信用保証業務の拡充に努めてまいります。

② 貸付債権譲り受けを通じた資産規模の拡大

当連結会計年度におきましては、武富士の消費者金融事業を承継するなど当社グループとしての資産規模の拡大を図っております。今後につきましても、他社の貸付債権をバルクセール等の手法により取得し、効率的に資産規模を拡大し、収益の確保を図ってまいります。

③ 商手割引・有担保貸付の推進

商業手形割引及び有担保貸付を柱として、貸倒リスクを極力回避しながら、顧客の利便性を考慮した金融事業の構築を図ってまいります。

④ 海外市場への進出

当連結会計年度におきましては、韓国の消費者金融会社であるネオラインクレジット貸付の全株式を取得し、当社の子会社としております。韓国における消費者金融市場は、上限金利が39％での運用が可能なこと、過払い問題が存在しないこと、韓国の法人税が日本に比べ低いことなど、貸金業務を営む事業会社にとって大きなメリットのある市場であり、今後、韓国市場における事業基盤の拡大を図ってまいります。

⑤ ＢｔｏＣビジネスの拡充

当連結会計年度におきましては、クレジットカード事業を取扱うＫＣカードの株式を取得し、当社の連結子会社としております。また平成24年２月には株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）との間で株式交換契約を締結し、平成24年４月に連結子会社といたしました。さらに平成24年６月には当社の関連会社であるアドアーズ株式会社（以下、「アドアーズ」という。）に対して当社の役員派遣を行い支配力基準により連結子会社としております。今後は、ＫＣカードにおける決済機能、マーケティング及び顧客サービスに係るノウハウ等と、ネクストジャパンホールディングス及びアドアーズにおけるアミューズメント店舗運営ノウハウ、人材及び顧客情報等を融合することによって、新たなＢｔｏＣビジネスの拡充を進め、当社グループの事業領域の拡大を図ってまいります。

当社はホールディングカンパニーとして、総合金融グループの他、不動産部門、システム部門を有しており、今後につきましてもＭ＆Ａを通じて、企業グループの拡大を目指してまいります。

(5) 資本の財源及び資金の流動性についての分析

① 資産、負債、純資産の状況

当連結会計年度末における総資産は、前連結会計年度末に比べ79,683百万円増加し117,546百万円となりました。これは主に、ＫＣカードの株式を取得し連結子会社としたことにより割賦立替金が63,581百万円増加したことをはじめ、武富士の消費者金融事業を会社分割（吸収分割）により株式会社ロプロが承継したこと等により営業貸付金が15,988百万円増加したことなどによるものであります。

当連結会計年度末における負債は、前連結会計年度末に比べ44,174百万円増加し68,074百万円となりました。これは主に、ＫＣカードの株式取得及び武富士の消費者金融事業の承継に伴い、長短借入金が26,452百万円、利息返還損失引当金が14,141百万円、事業整理損失引当金が1,107百万円とそれぞれ増加したことなどによるものであります。

当連結会計年度末における純資産は、前連結会計年度末に比べ35,509百万円増加し49,471百万円となりました。これは主に、剰余金の配当が358百万円であったことにより利益剰余金が減少した一方で、当期純利益を34,500百万円計上したことや、ＫＣカードの連結子会社化に伴い少数株主持分が1,285百万円増加したことによるものであります。

以上の結果、１株当たり純資産額は前連結会計年度末より565円78銭増加し798円17銭となり、自己資本比率は前連結会計年度末36.7％から4.2ポイント上昇し40.9％となっております。

なお、当社は、平成24年５月７日開催の当社取締役会の決議に基づき、平成24年６月１日付で株式１株につき２株の株式分割を行っており、前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり純資産額を算定しております。

② キャッシュ・フローの状況

当連結会計年度における連結ベースの現金及び現金同等物（以下、「資金」という。）は、税金等調整前当期純利益の計上や、割賦立替金の回収、及び借入金の増加等により資金が増加した一方、関係会社貸付金の譲受による支出、負ののれん発生益、及び子会社株式取得による支出等により資金が減少した結果、前連結会計年度末に比べ4,738百万円減少し、当連結会計年度末は9,410百万円となりました。

（営業活動によるキャッシュ・フロー）

当連結会計年度における営業活動による資金の減少は、16,489百万円（前連結会計年度は9,234百万円の資金の増加）となりました。これは主に、税金等調整前当期純利益が35,319百万円、割賦立替金の回収による純減額が12,768百万円とそれぞれ資金が増加した一方で、楽天株式会社が保有するＫＣカードに対する貸付金の譲受により37,000百万円資金が減少したことや、負ののれん発生益を29,444百万円計上したことにより資金が減少したことによるものであります。

（投資活動によるキャッシュ・フロー）

当連結会計年度における投資活動による資金の減少は、12,424百万円（前連結会計年度は310百万円の資金の減少）となりました。これは主に、連結の範囲の変更を伴う子会社株式の取得による収入が4,010百万円と資金が増加した一方で、吸収分割による支出が16,894百万円と資金が減少したことによるものであります。

（財務活動によるキャッシュ・フロー）

当連結会計年度における財務活動による資金の増加は、24,165百万円（前連結会計年度は908百万円の資金の減少）となりました。これは主に、短期借入金に係るキャッシュ・フローの純増額が20,132百万円、長期借入金に係るキャッシュ・フローの純増額が3,867百万円と資金が増加したことによるものであります。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度において、当社グループが実施した設備投資の総額は276百万円であります。

内訳としては、金融事業において190百万円、不動産事業において31百万円、海外事業において25百万円、その他の事業において28百万円であります。

２【主要な設備の状況】

当社グループにおける主要な設備は、以下のとおりであります。

(1) 提出会社

平成24年３月31日現在

セグメントの名称	設備の内容	事業所名（所在地）	帳簿価額						従業員数（人）
			建物及び構築物（百万円）	器具備品（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
全社（共通）	事務所	本社（東京都港区）	9	10	－	－	－	19	46
	保養所	福利厚生施設（和歌山県西牟婁郡）	0	－	0 (4.67)	－	－	0	－
	その他	遊休資産（鳥取県倉吉市他）	2	－	71 (187,695.51)	－	－	73	－

（2）国内子会社

平成24年３月31日現在

会社名	事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額						従業員数（人）
				建物及び構築物（百万円）	器具備品（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
キーノート㈱	本社（東京都目黒区）	不動産事業	事務所兼営業所、ショールーム	16	1	－	－	0	18	18
	大阪支店（大阪市中央区）		事務所兼営業所	0	0	－	－	0	0	4
	賃貸用施設（東京都世田谷区他）		賃貸物件	13	－	17（27.11）	－	－	30	－
パルティール債権回収㈱	本社（東京都港区）	金融事業	事務所兼営業所	3	1	－	－	0	5	38
	関西営業所他（京都市下京区他）		事務所兼営業所	0	0	－	－	0	2	27
	東海営業所他（名古屋市中村区他）		営業所	0	－	－	－	0	1	30
㈱ロプロ	本社（京都市下京区）	金融事業	事務所	286	12	143（1,511.21）	－	0	442	173
	東京支店他（東京都千代田区他）		営業所	5	211	－	－	－	216	333
	コンシューマーローン保証事業課他（静岡市駿河区他）		事務所	8	3	－	－	－	11	21
	福利厚生施設（神戸市北区）		保養所	0	0	5（355.85）	－	－	5	－
	福利厚生施設（京都市山科区）		社員寮	11	－	28（717.45）	－	－	40	－
	賃貸用施設（大阪市北区他）	全社（共通）	賃貸物件	221	1	203（1,171.79）	－	－	425	－
Ｊトラストシステム㈱	本社・システム統括本部他（東京都港区他）	その他の事業	事務所兼営業所	8	20	－	－	－	29	53
西京カード㈱	本社（山口県周南市）	金融事業	事務所	0	0	－	－	0	0	2
	東京支店（東京都港区）		営業所	2	0	－	－	－	3	11

会社名	事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額						従業員数（人）
				建物及び構築物（百万円）	器具備品（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
ＫＣカード㈱	本社（福岡市博多区）	金融事業	事務所	1,000	11	1,368 (1,386.61)	―	―	2,379	224
	東京本社（東京都港区）		事務所	5	―	―	―	―	5	34
	東京管理センター他（東京都中央区他）		事務所	12	8	―	―	―	21	43
	レンタル事業本部（東京都港区）		事務所	―	85	―	―	―	85	―
	レンタルアドアーズ（東京都板橋区）		店舗	4	2	―	―	―	6	―
	賃貸用施設（東京都渋谷区他）	全社（共通）	賃貸物件	184	―	900 (1,304.61)	―	―	1,085	―
	遊休資産（鹿児島県鹿児島市他）		その他	0	0	157 (85,341.18)	―	―	157	―

（注）１．リース契約による主な賃借設備は次のとおりであります。

セグメントの名称	設備の内容	台数	年間リース料（百万円）
金融事業	コンピューター及びその周辺機器	一式	2

２．上記金額には、消費税等は含まれておりません。
３．従業員数は就業人員であります。

(3) 在外子会社

平成24年３月31日現在

会社名	事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額						従業員数（人）
				建物及び構築物（百万円）	器具備品（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
ネオラインクレジット貸付㈱	本社（韓国ソウル特別市）	海外事業	事務所兼営業所	5	2	―	―	1	9	77
	大田支店他（韓国大田市他）		営業所	5	―	―	―	7	12	14

（注）１．上記金額には、消費税等は含まれておりません。
２．従業員数は就業人員であります。

３【設備の新設、除却等の計画】

(1) 重要な設備の新設等

当連結会計年度末現在における重要な設備の新設の計画はありません。

(2) 重要な設備の除却等

当連結会計年度末現在における重要な設備の除却の計画はありません。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	70,000,000
計	70,000,000

（注）平成24年６月27日開催の定時株主総会において定款の一部変更が行われ、発行可能株式総数は同日より170,000,000株増加し、240,000,000株となっております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成24年３月31日）	提出日現在発行数（株）（平成24年６月28日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	30,225,780	62,291,392	大阪証券取引所 市場第二部	権利内容に何ら限定のない当社における標準となる株式であり、単元株式数は100株であります。
計	30,225,780	62,291,392	－	－

（注）１．「提出日現在発行数」欄には、平成24年６月１日からこの有価証券報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。
２．当社は、平成24年６月１日付で普通株式１株につき２株の株式分割を行っております。

（２）【新株予約権等の状況】

会社法に基づき発行した新株予約権は、次のとおりであります。

（株式会社イッコー第１回新株予約権）

平成20年６月27日定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	37	37
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）（注）１．	37,000	37,000
新株予約権の行使時の払込金額（円）（注）２．	133	同左
新株予約権の行使期間	自 平成22年８月１日 至 平成27年７月31日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　133 資本組入額　67	同左
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。	同左
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．	同左

（Ｊトラスト株式会社第１回新株予約権）
平成21年６月26日定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	188	176
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）（注）１．	188,000	176,000
新株予約権の行使時の払込金額（円）（注）２．	231	同左
新株予約権の行使期間	自 平成23年12月１日 至 平成28年７月31日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 231 資本組入額 116	同左
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。	同左
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．	同左

（注）１．新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。
ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社が当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ。）又は株式併合を行う場合には、付与株式数を次の算式により調整する。

調整後付与株式数　＝　調整前付与株式数　×　株式分割・株式併合の比率

また、上記のほか、割当日後、付与株式数の調整をすることが適切な場合は、当社は、合理的な範囲で付与株式数を調整することができる。
なお、上記の調整の結果生じる１株未満の端数は、これを切り捨てる。

２．各新株予約権の行使に際して出資される財産の価額は、当該各新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じた金額とする。
行使価額は以下の調整に服する。

(1) 割当日後、当社が当社普通株式につき、株式分割又は株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{株式分割・株式併合の比率}}$$

(2) 割当日後、当社が普通株式につき、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第194条の規定（単元未満株主による単元未満株式売渡請求）に基づく自己株式の売渡し、当社普通株式に転換される証券若しくは転換できる証券の転換、又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使による場合を除く。）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式に使用する「既発行株式数」は、当社の発行済普通株式総数から当社が保有する普通株式にかかる自己株式数を控除した数とし、また、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替える。

(3) さらに、上記のほか、割当日後、他の種類株式の普通株主への無償割当て又は他の会社の株式の普通株主への配当を行う場合等、行使価額の調整をすることが適切な場合は、かかる割当て又は配当等の条件等を勘案の上、当社は、合理的な範囲で行使価額を調整することができる。

3．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割若しくは新設分割（それぞれ当社が分割会社となる場合に限る。）、又は株式交換若しくは株式移転（それぞれ当社が完全子会社となる場合に限る。）（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日（吸収合併につき吸収合併がその効力を生ずる日、新設合併につき新設合併設立株式会社の成立の日、吸収分割につき吸収分割がその効力を生ずる日、新設分割につき新設分割設立株式会社の成立の日、株式交換につき株式交換がその効力を生ずる日、及び株式移転につき株式移転設立完全親会社の成立の日をいう。）の直前において残存する新株予約権（以下、「残存新株予約権」という。）を保有する新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権をそれぞれ交付することとする。ただし、以下の各号に沿って再編対象会社の新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めることを条件とする。

(1) 交付する再編対象会社の新株予約権の数
新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付する。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、（注）１．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、（注）２．で定められる行使価額を組織再編行為の条件等を勘案の上、調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とする。

(5) 新株予約権を行使することができる期間
「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の開始日と組織再編行為の効力発生日のうちいずれか遅い日から、「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の満了日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第17条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げる。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じた額とする。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要する。

(8) 新株予約権の取得条項
以下の①、②及び③の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社の取締役会決議決定がなされた場合）は、当社取締役会が別途定める日に、当社は無償で新株予約権を取得することができる。

① 当社が消滅会社となる合併契約承認の議案
② 当社が分割会社となる分割契約若しくは分割計画承認の議案
③ 当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案

(9) その他の新株予約権の行使の条件
新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。

（Ｊトラスト株式会社第２回新株予約権）
平成22年６月29日定時株主総会決議

	事業年度末現在（平成24年３月31日）	提出日の前月末現在（平成24年５月31日）
新株予約権の数（個）（注）１．	4,640	4,635
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）（注）１．	464,000	463,500
新株予約権の行使時の払込金額（円）（注）２．	298	同左
新株予約権の行使期間	自 平成24年12月１日 至 平成29年７月31日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 298 資本組入額 149	同左
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。	同左
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．	同左

（Ｊトラスト株式会社第３回新株予約権）
平成23年６月29日定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	5,354	5,334
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）（注）１．	535,400	533,400
新株予約権の行使時の払込金額（円）（注）２．	361	同左
新株予約権の行使期間	自　平成25年９月１日 至　平成30年７月31日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　361 資本組入額　181	同左
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。	同左
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．	同左

（注）１．新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は100株とする。
ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社が当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ。）又は株式併合を行う場合には、付与株式数を次の算式により調整する。

調整後付与株式数　＝　調整前付与株式数　×　株式分割・株式併合の比率

また、上記のほか、割当日後、付与株式数の調整をすることが適切な場合は、当社は、合理的な範囲で付与株式数を調整することができる。
なお、上記の調整の結果生じる１株未満の端数は、これを切り捨てる。

２．各新株予約権の行使に際して出資される財産の価額は、当該各新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じた金額とする。
行使価額は以下の調整に服する。

（1）割当日後、当社が当社普通株式につき、株式分割又は株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{株式分割・株式併合の比率}}$$

（2）割当日後、当社が普通株式につき、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第194条の規定（単元未満株主による単元未満株式売渡請求）に基づく自己株式の売渡し、当社普通株式に転換される証券若しくは転換できる証券の転換、又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使による場合を除く。）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数+新規発行株式数}$$

なお、上記の算式に使用する「既発行株式数」は、当社の発行済普通株式総数から当社が保有する普通株式にかかる自己株式数を控除した数とし、また、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替える。

(3) さらに、上記のほか、割当日後、他の種類株式の普通株主への無償割当て又は他の会社の株式の普通株主への配当を行う場合等、行使価額の調整をすることが適切な場合は、かかる割当て又は配当等の条件等を勘案の上、当社は、合理的な範囲で行使価額を調整することができる。

3．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割若しくは新設分割（それぞれ当社が分割会社となる場合に限る。）、又は株式交換若しくは株式移転（それぞれ当社が完全子会社となる場合に限る。）（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日（吸収合併につき吸収合併がその効力を生ずる日、新設合併につき新設合併設立株式会社の成立の日、吸収分割につき吸収分割がその効力を生ずる日、新設分割につき新設分割設立株式会社の成立の日、株式交換につき株式交換がその効力を生ずる日、及び株式移転につき株式移転設立完全親会社の成立の日をいう。）の直前において残存する新株予約権（以下、「残存新株予約権」という。）を保有する新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権をそれぞれ交付することとする。ただし、以下の各号に沿って再編対象会社の新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めることを条件とする。

(1) 交付する再編対象会社の新株予約権の数
新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付する。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、（注）１．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、（注）２．で定められる行使価額を組織再編行為の条件等を勘案の上、調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とする。

(5) 新株予約権を行使することができる期間
「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の開始日と組織再編行為の効力発生日のうちいずれか遅い日から、「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の満了日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第17条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げる。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じた額とする。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要する。

(8) 新株予約権の取得条項
以下の①、②及び③の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社の取締役会決議決定がなされた場合）は、当社取締役会が別途定める日に、当社は無償で新株予約権を取得することができる。

① 当社が消滅会社となる合併契約承認の議案
② 当社が分割会社となる分割契約若しくは分割計画承認の議案
③ 当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案

(9) その他の新株予約権の行使の条件
新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。

（Ｊトラスト株式会社第Ｎ－６回新株予約権）

平成20年12月26日株式会社ネクストジャパンホールディングス臨時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	－	1,810
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	－	普通株式
新株予約権の目的となる株式の数（株）（注）１．	－	3,620
新株予約権の行使時の払込金額（円）（注）２．	－	345
新株予約権の行使期間	－	自　平成24年４月30日 至　平成31年３月10日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	－	発行価格　345 資本組入額　173
新株予約権の行使の条件	－	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	－	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	（注）３．

（Ｊトラスト株式会社第Ｎ－７回新株予約権）

平成20年12月26日株式会社ネクストジャパンホールディングス臨時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	－	195
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	－	普通株式
新株予約権の目的となる株式の数（株）（注）１．	－	390
新株予約権の行使時の払込金額（円）（注）２．	－	945
新株予約権の行使期間	－	自 平成24年４月30日 至 平成31年４月28日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	－	発行価格 945 資本組入額 473
新株予約権の行使の条件	－	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	－	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	（注）３．

（Ｊトラスト株式会社第Ｎ－８回新株予約権）
平成21年10月28日株式会社ネクストジャパンホールディングス定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１.	－	6,045
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	－	普通株式
新株予約権の目的となる株式の数（株）（注）１.	－	12,090
新株予約権の行使時の払込金額（円）（注）２.	－	1,054
新株予約権の行使期間	－	自　平成24年４月30日 至　平成31年12月15日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	－	発行価格　1,054 資本組入額　527
新株予約権の行使の条件	－	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	－	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	（注）３.

（Ｊトラスト株式会社第Ｎ－９回新株予約権）
平成22年10月28日株式会社ネクストジャパンホールディングス定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	－	6,550
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	－	普通株式
新株予約権の目的となる株式の数（株）（注）１．	－	13,100
新株予約権の行使時の払込金額（円）（注）２．	－	2,050
新株予約権の行使期間	－	自　平成24年12月15日 至　平成32年12月14日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	－	発行価格　　2,050 資本組入額　1,025
新株予約権の行使の条件	－	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	－	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	（注）３．

（Ｊトラスト株式会社第Ｎ－10回新株予約権）
平成23年10月28日株式会社ネクストジャパンホールディングス定時株主総会決議

	事業年度末現在 （平成24年３月31日）	提出日の前月末現在 （平成24年５月31日）
新株予約権の数（個）（注）１．	－	6,700
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	－	普通株式
新株予約権の目的となる株式の数（株）（注）１．	－	13,400
新株予約権の行使時の払込金額（円）（注）２．	－	740
新株予約権の行使期間	－	自　平成25年12月14日 至　平成33年12月13日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	－	発行価格　740 資本組入額　370
新株予約権の行使の条件	－	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	－	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	（注）３．

（注）１．新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は２株とする。
ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社が当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ。）又は株式併合を行う場合には、付与株式数を次の算式により調整する。

調整後付与株式数　＝　調整前付与株式数　×　株式分割・株式併合の比率

また、上記のほか、割当日後、付与株式数の調整をすることが適切な場合は、当社は、合理的な範囲で付与株式数を調整することができる。
なお、上記の調整の結果生じる１株未満の端数は、これを切り捨てる。

２．各新株予約権の行使に際して出資される財産の価額は、当該各新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じた金額とする。
行使価額は以下の調整に服する。

（1）割当日後、当社が当社普通株式につき、株式分割又は株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{株式分割・株式併合の比率}}$$

（2）割当日後、当社が普通株式につき、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第194条の規定（単元未満株主による単元未満株式売渡請求）に基づく自己株式の売渡し、当社普通株式に転換される証券若しくは転換できる証券の転換、又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使による場合を除く。）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式に使用する「既発行株式数」は、当社の発行済普通株式総数から当社が保有する普通株式にかかる自己株式数を控除した数とし、また、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替える。

(3) さらに、上記のほか、割当日後、他の種類株式の普通株主への無償割当て又は他の会社の株式の普通株主への配当を行う場合等、行使価額の調整をすることが適切な場合は、かかる割当て又は配当等の条件等を勘案の上、当社は、合理的な範囲で行使価額を調整することができる。

3．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割若しくは新設分割（それぞれ当社が分割会社となる場合に限る。）、又は株式交換若しくは株式移転（それぞれ当社が完全子会社となる場合に限る。）（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日（吸収合併につき吸収合併がその効力を生ずる日、新設合併につき新設合併設立株式会社の成立の日、吸収分割につき吸収分割がその効力を生ずる日、新設分割につき新設分割設立株式会社の成立の日、株式交換につき株式交換がその効力を生ずる日、及び株式移転につき株式移転設立完全親会社の成立の日をいう。）の直前において残存する新株予約権（以下、「残存新株予約権」という。）を保有する新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権をそれぞれ交付することとする。ただし、以下の各号に沿って再編対象会社の新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めることを条件とする。

(1) 交付する再編対象会社の新株予約権の数
新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付する。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、（注）１．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、（注）２．で定められる行使価額を組織再編行為の条件等を勘案の上、調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とする。

(5) 新株予約権を行使することができる期間
「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の開始日と組織再編行為の効力発生日のうちいずれか遅い日から、「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の満了日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第17条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げる。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じた額とする。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要する。

(8) 新株予約権の取得条項
以下の①、②及び③の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社の取締役会決議決定がなされた場合）は、当社取締役会が別途定める日に、当社は無償で新株予約権を取得することができる。

① 当社が消滅会社となる合併契約承認の議案
② 当社が分割会社となる分割契約若しくは分割計画承認の議案
③ 当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案

(9) その他の新株予約権の行使の条件
新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。

4．平成24年４月30日付で、株式交換により、㈱ネクストジャパンホールディングスを当社の連結子会社としたことに伴い、㈱ネクストジャパンホールディングス第６回新株予約権に代わり、Ｊトラスト㈱第Ｎ－６回新株予約権を、㈱ネクストジャパンホールディングス第７回新株予約権に代わり、Ｊトラスト㈱第Ｎ－７回新株予約権を、㈱ネクストジャパンホールディングス第８回新株予約権に代わり、Ｊトラスト㈱第Ｎ－８回新株予約権を、㈱ネクストジャパンホールディングス第９回新株予約権に代わり、Ｊトラスト㈱第Ｎ－９回新株予約権を、㈱ネクストジャパンホールディングス第10回新株予約権に代わり、Ｊトラスト㈱第Ｎ－10回新株予約権を交付しております。

（3）【行使価額修正条項付新株予約権付社債券等の行使状況等】
該当事項はありません。

（4）【ライツプランの内容】
該当事項はありません。

（5）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成19年６月29日（注）１.	―	27,652,780	―	4,392	△1,965	2,129
平成21年４月20日（注）２.	2,100,000	29,752,780	77	4,470	75	2,205
平成22年４月１日～平成23年３月31日（注）３.	257,000	30,009,780	25	4,496	25	2,230
平成23年４月１日～平成24年３月31日（注）３.	216,000	30,225,780	34	4,530	34	2,265

（注）１．欠損填補によるものであります。
２．平成21年４月20日に第三者割当による増資を実施しております。
割当先　㈱西京銀行　1,400,000株
藤澤 信義　700,000株
発行価格　73円
資本組入額　37円
３．新株予約権の行使による増加であります。
４．平成24年４月１日から平成24年５月31日までの間に、新株予約権の行使及び平成24年４月30日付で、当社を完全親会社とする株式交換を㈱ネクストジャパンホールディングスと行ったため、発行済株式総数が919千株、資本金が２百万円、資本準備金が1,608百万円増加しております。なお、株式交換比率は、㈱ネクストジャパンホールディングス１株に対し、当社２株となっております。
５．平成24年６月１日付をもって１株を２株に株式分割し、発行済株式総数が31,145千株増加しております。

（6）【所有者別状況】

平成24年３月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	6	18	23	64	2	2,328	2,441	―
所有株式数（単元）	―	30,903	3,645	17,499	26,161	19	224,018	302,245	1,280
所有株式数の割合（％）	―	10.22	1.21	5.79	8.65	0.01	74.12	100.00	―

（注）　自己株式114,786株は、「個人その他」の欄に1,147単元及び「単元未満株式の状況」の欄に86株含まれております。

（７）【大株主の状況】

平成24年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
藤澤 信義	東京都港区	14,710	48.67
株式会社西京銀行	山口県周南市平和通１丁目10－２	1,400	4.63
株式会社整理回収機構	東京都中野区本町２丁目46番１号	1,320	4.37
レスポワール投資事業有限責任組合 合同会社レスポワール	東京都台東区浅草橋４丁目９－11－302	1,249	4.13
日本トラスティ・サービス信託銀行株式会社	東京都中央区晴海１丁目８－11	1,109	3.67
モルガンスタンレーアンドカンパニーエルエルシー （常任代理人 モルガン・スタンレーＭＵＦＧ証券株式会社）	1585 BROADWAY NEW YORK, NEW YORK 10036,USA （東京都渋谷区恵比寿４丁目20－３）	645	2.13
日本マスタートラスト信託銀行株式会社	東京都港区浜松町２丁目11番３号	413	1.37
神林 忠弘	新潟県新潟市	221	0.73
ノーザントラストカンパニーエイブイエフシーリユーエスタックスエグゼンプテドペンションファンズセキュリティレンディング （常任代理人 香港上海銀行東京支店）	50 BANK STREET CANARY WHARF LONDON E14 5NT, UK （東京都中央区日本橋３丁目11－１）	200	0.66
吉田 岳司	東京都豊島区	200	0.66
株式会社関東信販	茨城県土浦市大和町３－18	200	0.66
計	－	21,668	71.69

（注）当事業年度末現在における日本トラスティ・サービス信託銀行㈱及び日本マスタートラスト信託銀行㈱の信託業務の株式数については、当社として把握することができないため記載しておりません。

（８）【議決権の状況】

①【発行済株式】

平成24年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式 114,700	－	単元株式数 100株
完全議決権株式（その他）	普通株式 30,109,800	301,098	同上
単元未満株式	普通株式 1,280	－	－
発行済株式総数	30,225,780	－	－
総株主の議決権	－	301,098	－

② 【自己株式等】

平成24年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
Ｊトラスト株式会社	東京都港区虎ノ門一丁目７番12号	114,700	―	114,700	0.38
計	―	114,700	―	114,700	0.38

（9） 【ストックオプション制度の内容】

当社は、ストックオプション制度を採用しております。当該制度は、会社法に基づき新株予約権を発行する方法によるものであります。

当該制度の内容は、以下のとおりであります。

１．（平成20年６月27日開催の第32回定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、当社の取締役及び従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、平成20年６月27日開催の第32回定時株主総会において特別決議されたものであります。

決議年月日	平成20年６月27日
付与対象者の区分及び人数（名）	当社の取締役８名及び従業員74名
新株予約権の目的となる株式の種類	「（2） 新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

２．（平成21年６月26日開催の第33回定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、平成21年６月26日開催の第33回定時株主総会において特別決議されたものであります。

決議年月日	平成21年６月26日
付与対象者の区分及び人数（名）	当社の取締役５名、当社子会社の取締役９名 当社及び当社子会社の従業員267名
新株予約権の目的となる株式の種類	「（2） 新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

３．（平成22年６月29日開催の第34回定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、平成22年６月29日開催の第34回定時株主総会において特別決議されたものであります。

決議年月日	平成22年６月29日
付与対象者の区分及び人数（名）	当社の取締役８名、当社子会社の取締役10名 当社及び当社子会社の従業員500名
新株予約権の目的となる株式の種類	「（２） 新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

４．（平成23年６月29日開催の第35回定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、平成23年６月29日開催の第35回定時株主総会において特別決議されたものであります。

決議年月日	平成23年６月29日
付与対象者の区分及び人数（名）	当社の取締役９名、当社子会社の取締役12名 当社及び当社子会社の従業員516名
新株予約権の目的となる株式の種類	「（２） 新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

5．（平成20年12月26日開催の株式会社ネクストジャパンホールディングス臨時株主総会決議）
会社法第236条、第238条及び第239条の規定に基づき、株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）及び同社子会社の取締役並びに同社及び同社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を同社取締役会に委任することにつき、平成20年12月26日開催の同社臨時株主総会において特別決議されたものであります。

決議年月日	平成20年12月26日
付与対象者の区分及び人数（名）	ネクストジャパンホールディングスの取締役５名、同社子会社の取締役及び同社並びに同社子会社の従業員40名
新株予約権の目的となる株式の種類	「（２）　新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

6．（平成20年12月26日開催の株式会社ネクストジャパンホールディングス臨時株主総会決議）
会社法第236条、第238条及び第239条の規定に基づき、ネクストジャパンホールディングス及び同社子会社の取締役並びに同社及び同社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を同社取締役会に委任することにつき、平成20年12月26日開催の同社臨時株主総会において特別決議されたものであります。

決議年月日	平成20年12月26日
付与対象者の区分及び人数（名）	ネクストジャパンホールディングス子会社の従業員15名
新株予約権の目的となる株式の種類	「（２）　新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

７．（平成21年10月28日開催の株式会社ネクストジャパンホールディングス定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、ネクストジャパンホールディングスの取締役及び同社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を同社取締役会に委任することにつき、平成21年10月28日開催の同社定時株主総会において特別決議されたものであります。

決議年月日	平成21年10月28日
付与対象者の区分及び人数（名）	ネクストジャパンホールディングスの取締役５名、同社の従業員57名
新株予約権の目的となる株式の種類	「（２）　新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

８．（平成22年10月28日開催の株式会社ネクストジャパンホールディングス定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、ネクストジャパンホールディングスの取締役及び同社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を同社取締役会に委任することにつき、平成22年10月28日開催の同社定時株主総会において特別決議されたものであります。

決議年月日	平成22年10月28日
付与対象者の区分及び人数（名）	ネクストジャパンホールディングスの取締役５名、同社の従業員74名
新株予約権の目的となる株式の種類	「（２）　新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

9．（平成23年10月28日開催の株式会社ネクストジャパンホールディングス定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、ネクストジャパンホールディングス及び同社子会社の取締役並びに同社及び同社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を同社取締役会に委任することにつき、平成23年10月28日開催の同社定時株主総会において特別決議されたものであります。

決議年月日	平成23年10月28日
付与対象者の区分及び人数（名）	ネクストジャパンホールディングスの取締役４名、同社及び同社子会社の従業員66名
新株予約権の目的となる株式の種類	「（２） 新株予約権等の状況」に記載のとおりであります。
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

10．（平成24年６月27日開催の第36回定時株主総会決議）

会社法第236条、第238条及び第239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、平成24年６月27日開催の第36回定時株主総会において特別決議されたものであります。

決議年月日	平成24年６月27日
付与対象者の区分及び人数（名）	当社及び当社子会社の取締役並びに当社及び当社子会社の従業員 （注）１．
新株予約権の目的となる株式の種類	普通株式
株式の数（株）	1,200,000株を上限とする。（注）２．
新株予約権の行使時の払込金額（円）	（注）３．
新株予約権の行使期間	平成26年８月１日から平成31年７月31日とする。
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件については、定時株主総会以後に開催される取締役会にて決定する。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）４．

（注）１．付与対象者の区分及び人数の詳細は、定時株主総会以後に開催される取締役会で決議いたします。

２．新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は100株とする。
ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社が当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ。）又は株式併合を行う場合には、付与株式数を次の算式により調整する。

調整後付与株式数 ＝ 調整前付与株式数 × 株式分割・株式併合の比率

また、上記のほか、割当日後、付与株式数の調整をすることが適切な場合は、当社は、合理的な範囲で付与株式数を調整することができる。
なお、上記の調整の結果生じる１株未満の端数は、これを切り捨てる。

3．各新株予約権の行使に際して出資される財産の価額は、当該各新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じた金額とする。

行使価額は、割当日の属する月の前月の各日（取引が成立しない日を除く。）の大阪証券取引所における当社普通株式の普通取引の終値（以下、「終値」という。）の平均値に1.05を乗じた金額（1円未満の端数は切り上げる。）又は割当日の終値（当日に終値がない場合は、それに先立つ直近の取引日の終値）のいずれか高い金額とする。ただし、行使価額は以下の調整に服する。

(1) 割当日後、当社が当社普通株式につき、株式分割又は株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{1}{株式分割・株式併合の比率}$$

(2) 割当日後、当社が当社普通株式につき、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第194条の規定（単元未満株主による単元未満株式売渡請求）に基づく自己株式の売渡し、当社普通株式に転換される証券若しくは転換できる証券の転換、又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使による場合を除く。）には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式に使用する「既発行株式数」は、当社の発行済普通株式総数から当社が保有する普通株式にかかる自己株式数を控除した数とし、また、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替える。

(3) さらに、上記のほか、割当日後、他の種類株式の普通株主への無償割当て又は他の会社の株式の普通株主への配当を行う場合等、行使価額の調整をすることが適切な場合は、かかる割当て又は配当等の条件等を勘案の上、当社は、合理的な範囲で行使価額を調整することができる。

4．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割若しくは新設分割（それぞれ当社が分割会社となる場合に限る。）、又は株式交換若しくは株式移転（それぞれ当社が完全子会社となる場合に限る。）（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日（吸収合併につき吸収合併がその効力を生ずる日、新設合併につき新設合併設立株式会社の成立の日、吸収分割につき吸収分割がその効力を生ずる日、新設分割につき新設分割設立株式会社の成立の日、株式交換につき株式交換がその効力を生ずる日、及び株式移転につき株式移転設立完全親会社の成立の日をいう。）の直前において残存する新株予約権（以下、「残存新株予約権」という。）を保有する新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権をそれぞれ交付することとする。ただし、以下の各号に沿って再編対象会社の新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めることを条件とする。

(1) 交付する再編対象会社の新株予約権の数
新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付する。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、（注）2．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、（注）3．で定められる行使価額を組織再編行為の条件等を勘案の上、調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とする。

(5) 新株予約権を行使することができる期間
「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の開始日と組織再編行為の効力発生日のうちいずれか遅い日から、「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の満了日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第17条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げる。
② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じた額とする。
(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要する。
(8) 新株予約権の取得条項
以下の①、②及び③の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社の取締役会決議決定がなされた場合）は、当社取締役会が別途定める日に、当社は無償で新株予約権を取得することができる。
① 当社が消滅会社となる合併契約承認の議案
② 当社が分割会社となる分割契約若しくは分割計画承認の議案
③ 当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案
(9) その他の新株予約権の行使の条件
新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。

２【自己株式の取得等の状況】

【株式の種類等】 会社法第155条第７号に該当する普通株式の取得

(1)【株主総会決議による取得の状況】

該当事項はありません。

(2)【取締役会決議による取得の状況】

該当事項はありません。

(3)【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（円）
当事業年度における取得自己株式	70	21,140
当期間における取得自己株式	24	40,252

(注) 当期間における取得自己株式には、平成24年６月１日からこの有価証券報告書提出日までの単元未満株式の買取りによる株式は含まれておりません。

(4)【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
そ の 他	－	－	－	－
保有自己株式数	114,786	－	114,810	－

(注) 当期間における保有自己株式数には、平成24年６月１日からこの有価証券報告書提出日までの単元未満株式の買取りによる株式は含まれておりません。

３【配当政策】

当社は、株主各位に対する適正な利益還元を経営の最重要施策のひとつとして認識し、将来の経営環境や業界動向を総合的に勘案しながら、積極的な利益還元を図ることを基本方針としております。

当事業年度の配当につきましては、上記方針に基づき１株当たり12円の普通配当を実施することを決定しました。この結果、当事業年度の配当性向は52.6％となりました。

また、当社は、機動的な資本政策及び配当政策を実現するため、会社法第459条第１項の規定に基づき、取締役会の決議をもって剰余金の配当等を行うことができる旨を定款に定め、剰余金の配当の決定機関は、取締役会としております。

当社は、中間配当と期末配当の年２回の剰余金の配当を行うことを基本方針としております。

なお、当事業年度に係る剰余金の配当は以下のとおりであります。

決議年月日	配当金の総額（百万円）	１株当たり配当額（円）
平成23年11月10日 取締役会決議	179	6
平成24年５月10日 取締役会決議	180	6

４【株価の推移】

（１）【最近５年間の事業年度別最高・最低株価】

回次	第32期	第33期	第34期	第35期	第36期
決算年月	平成20年３月	平成21年３月	平成22年３月	平成23年３月	平成24年３月
最高（円）	161	150	426	600	1,642
最低（円）	27	36	67	132	274

（注）　最高・最低株価は、大阪証券取引所市場第二部におけるものであります。

（２）【最近６月間の月別最高・最低株価】

月別	平成23年10月	平成23年11月	平成23年12月	平成24年１月	平成24年２月	平成24年３月
最高（円）	525	515	600	748	1,192	1,642
最低（円）	438	380	408	525	704	1,100

（注）　最高・最低株価は、大阪証券取引所市場第二部におけるものであります。

５【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数（千株）
取締役社長（代表取締役）		藤澤 信義	昭和45年１月17日生	平成17年10月 株式会社ライブドアクレジット（現 クロスシード株式会社）代表取締役社長 平成19年８月 かざか債権回収株式会社（現 パルティール債権回収株式会社）代表取締役会長 平成20年６月 当社代表取締役会長 株式会社マスワーク（現 キーノート株式会社）取締役 平成20年10月 株式会社ネクストジャパンホールディングス代表取締役社長 平成21年３月 ＮＬＨＤ株式会社代表取締役（現任） 平成21年７月 ネオラインホールディングス株式会社代表取締役社長（現任） 平成22年１月 マグレガーゴルフジャパン株式会社代表取締役会長 平成22年６月 当社取締役 アドアーズ株式会社取締役 平成22年10月 当社取締役最高顧問 株式会社ネクストジャパンホールディングス取締役会長（現任） 平成23年５月 アドアーズ株式会社代表取締役会長（現任） 平成23年６月 当社代表取締役社長（現任）	(注)３	29,420
取締役副社長（代表取締役）		千葉 信育	昭和48年２月21日生	平成18年２月 株式会社ライブドアクレジット（現 クロスシード株式会社）取締役副社長 平成20年６月 当社取締役副社長 平成20年７月 株式会社フロックス（現 株式会社クレディア）取締役社長 平成20年９月 株式会社クレディア代表取締役社長 平成21年３月 株式会社ステーションファイナンス（現 株式会社ロプロ）代表取締役社長 平成21年４月 ネオラインキャピタル株式会社（現 クロスシード株式会社）代表取締役社長 サンライフ株式会社代表取締役社長 平成21年５月 Ｊトラストシステム株式会社取締役（現任） 平成21年10月 当社取締役副社長執行役員Ｊトラストフィナンシャルサービス株式会社（現 株式会社ロプロ）担当 平成22年６月 当社代表取締役社長 Ｊトラストフィナンシャルサービス株式会社（現 株式会社ロプロ）取締役会長 平成23年５月 株式会社ロプロ取締役（現任） 平成23年６月 当社代表取締役副社長（現任） ネオラインクレジット貸付株式会社代表取締役社長（現任） 平成23年８月 ＫＣカード株式会社代表取締役会長（現任）	(注)３	185

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役		橋本 泰	昭和47年12月12日生	平成７年４月 オリックス株式会社入社 平成18年９月 株式会社ワールドイン取締役 平成20年６月 株式会社マスワーク（現 キーノート株式会社）代表取締役社長（現任） 当社取締役 平成21年４月 株式会社ニード代表取締役 平成21年10月 当社執行役員キーノート株式会社担当 平成22年５月 Ｊトラストフィナンシャルサービス株式会社（現 株式会社ロプロ）取締役（現任） 平成22年６月 当社取締役審査担当（現任）	(注)3	62
取締役		黒田 一紀	昭和30年２月６日生	昭和52年４月 株式会社幸福相互銀行（現 株式会社関西アーバン銀行）入行 平成12年６月 当社入社 平成12年12月 当社経営企画室長 平成21年10月 当社経営戦略部長 平成22年６月 当社取締役経営戦略部長兼経理部担当 平成23年６月 当社取締役経営戦略部経営管理担当兼経理部担当 平成24年１月 当社取締役経理企画部担当（現任）	(注)3	19
取締役		三吉 誠	昭和53年９月25日生	平成13年４月 株式会社キャスコ（現 株式会社プライメックスキャピタル）入社 平成20年４月 かざかフィナンシャルグループ株式会社入社 平成20年11月 株式会社フロックス（現 株式会社クレディア）入社 平成20年12月 当社入社 平成22年３月 西京カード株式会社監査役 平成22年10月 ネオラインホールディングス株式会社取締役 平成23年５月 当社顧問 平成23年６月 当社取締役経営戦略部経営企画担当 平成24年１月 当社取締役経営戦略部担当（現任） 平成24年５月 株式会社ネクストジャパンホールディングス社外取締役（現任） 平成24年６月 アドアーズ株式会社社外取締役（現任）	(注)3	4
取締役	法務部長 兼 人事部長	西川 幸宏	昭和47年12月９日生	平成７年４月 株式会社クレディア入社 平成16年８月 駿河精機株式会社入社 平成17年４月 株式会社ミスミグループ出向 平成18年４月 株式会社クレディア入社 平成20年10月 株式会社フロックス（現 株式会社クレディア）入社 平成21年１月 ネオラインキャピタル株式会社（現 クロスシード株式会社）入社 平成21年12月 ネオラインキャピタル株式会社（現 クロスシード株式会社）取締役 平成22年４月 ネオラインホールディングス株式会社取締役 平成23年５月 当社入社 平成23年６月 当社取締役法務部長兼人事部長兼総務部担当（現任） 平成24年５月 株式会社ネクストジャパンホールディングス監査役（現任）	(注)3	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数（千株）
取締役		上村 憲生	昭和31年10月25日生	昭和54年４月 株式会社住友銀行（現 株式会社三井住友銀行）入行 昭和55年８月 オリエント・リース株式会社（現 オリックス株式会社）入社 平成３年３月 同社郡山支店長 平成11年４月 同社北海道ブロック長兼札幌支店長 平成13年４月 同社東京営業本部営業第３部長 平成18年１月 同社理事 東京営業本部副本部長 平成19年５月 株式会社新銀行東京取締役 平成19年12月 オリックス株式会社理事 東京本部副本部長 平成20年10月 オリックスキャピタル株式会社出向 代表取締役社長 平成21年３月 オリックスファシリティーズ株式会社出向 取締役専務執行役員 平成21年６月 オリックスエンジニアリング株式会社取締役兼任 平成24年４月 パルティール債権回収株式会社顧問 平成24年６月 当社取締役営業担当（現任） パルティール債権回収株式会社代表取締役社長（現任）	(注)3	－
取締役		西 範行	昭和23年８月23日生	昭和46年４月 株式会社山口相互銀行（現 株式会社西京銀行）入行 平成15年９月 同行理事事務統括部長 平成17年６月 同行取締役兼執行役員事務統括部長 平成20年１月 同行取締役兼執行役員統合リスク管理部長 平成20年６月 同行常務取締役経営管理本部長 平成21年６月 当社監査役 平成22年６月 当社社外取締役（現任） 平成23年２月 株式会社日本保証社外取締役（現任）	(注)3	3
常勤監査役		大西 眞夫	昭和23年10月24日生	昭和47年４月 株式会社福徳相互銀行入行 平成13年２月 当社入社 平成13年３月 当社人事部長 平成20年11月 当社総務部参事 平成21年６月 当社常勤監査役（現任） 平成22年３月 西京カード株式会社監査役（現任） 平成22年12月 株式会社ロプロ監査役（現任） 平成23年２月 株式会社日本保証監査役（現任）	(注)5	24
常勤監査役		山根 秀樹	昭和27年７月11日生	昭和51年４月 株式会社山口相互銀行（現 株式会社西京銀行）入行 平成５年４月 同行彦島支店長 平成８年４月 同行日の出支店長 平成９年10月 同行長門支店長 平成11年４月 同行人事部主任調査役 平成14年４月 同行小倉支店長兼関福地区副本部長 平成16年４月 同行広島支店・祇園支店運合支店長兼広島地区統括部長 平成17年４月 同行下関支店長兼下関地区統括部長 平成18年10月 同行監査役室長 平成19年６月 同行常勤監査役 平成23年６月 同行参与（コンプライアンス統括部） 平成24年６月 当社常勤監査役（現任）	(注)4	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
監査役		井上 允人	昭和22年８月14日生	昭和48年４月 野村證券株式会社入社 平成７年４月 東海インターナショナル証券株式会社（現 三菱ＵＦＪモルガン・スタンレー証券株式会社）入社 平成８年６月 同社取締役 平成15年１月 株式会社フロンテック取締役 平成15年７月 東証コンピュータシステム株式会社代表取締役社長 平成17年１月 ユアサ建材工業株式会社代表取締役副社長 平成18年10月 同社代表取締役会長 平成19年７月 井上事務所開設（現任） 平成20年１月 株式会社日立ハウステック（現 株式会社ハウステック）常勤監査役 平成21年１月 同社取締役会長 平成23年６月 株式会社日本保証社外取締役 平成24年６月 当社監査役（現任）	(注)4	－
監査役		内藤 欣也	昭和30年11月24日生	昭和61年４月 大阪弁護士会入会・弁護士登録 昭和61年４月 鎌倉法律事務所入所 平成２年４月 小寺・内藤法律事務所開設 平成11年３月 内藤法律事務所開設 平成15年６月 当社監査役（現任） 平成16年３月 みずほパートナーズ法律事務所入所（現任）	(注)6	34
計						29,753

（注）１．所有株式数は千株未満を切り捨てて表示しております。また、平成24年６月１日付で実施した１株につき２株の株式分割後の株式数となります。
２．取締役西 範行は、会社法第２条第15号に定める社外取締役であります。また、監査役山根秀樹及び内藤欣也は、会社法第２条第16号に定める社外監査役であります。
３．平成24年６月27日開催の定時株主総会の終結の時から１年間
４．平成24年６月27日開催の定時株主総会の終結の時から４年間
５．平成21年６月26日開催の定時株主総会の終結の時から４年間
６．平成23年６月29日開催の定時株主総会の終結の時から４年間

６【コーポレート・ガバナンスの状況等】

（１）【コーポレート・ガバナンスの状況】

（コーポレート・ガバナンスに関する基本的な考え方）

当社は、「お客様のため、株主様のため、私たち自身のため、いかなる時も迅速に、誠実にチャレンジし続け、皆様と共に日本の未来を創造いたします。」を企業理念とし、以下のことを推進してまいります。

１．お客様、株主の皆様、お取引先等、全てのステークホルダーをお客様と考え、その期待に応えるため、「お客様第一」の行動を実行してまいります。

２．様々な事象に対し「迅速」に対応すると共に、現状に満足することなく「創意工夫・改善」を実行してまいります。

３．「適時且つ正確な情報開示」を実行すると共に、業務遂行にあたっては「高い倫理観」を持って取り組んでまいります。

４．「新たなサービスや価値観を創造・提供」し、経済の発展に貢献してまいります。

また、上記「企業理念」を実践するため「行動理念」である『Ｊ・Ｔ・Ｒ・Ｕ・Ｓ・Ｔ』を別途定めております。

『Ｊ』　＝　「Ｊｕｓｔｉｃｅ」　公正な企業経営を行います。
『Ｔ』　＝　「Ｔｅａｍｗｏｒｋ」　経営の根幹である「人」の個性を活かした組織を作ります。
『Ｒ』　＝　「Ｒｅｖｏｌｕｔｉｏｎ」　常に革新志向で価値創造を行います。
『Ｕ』　＝　「Ｕｎｉｑｕｅ」　当社の独自性を大切にします。
『Ｓ』　＝　「Ｓａｆｅｔｙ」　お客様、ステークホルダーの皆様に安心いただけるよう努めます。
『Ｔ』　＝　「Ｔｈａｎｋｆｕｌ」　感謝の気持ちを忘れません。

① 企業統治の体制

イ．企業統治の体制の概要及び当該企業統治の体制を採用する理由

当社は、上記の基本的な考え方に基づき、機動的なコーポレート・ガバナンスを維持するため、以下の企業統治の体制を採用しております。

（ア）　当社は監査役制度を採用しております。

（イ）　全社の機関として取締役会、監査役、監査役会、会計監査人の機関をおいております。

（ウ）　有価証券報告書提出日現在（平成24年６月28日）の取締役は８名、監査役は４名であります。取締役８名のうち、社外取締役は１名であります。また、監査役４名のうち、社外監査役は２名であり、監査役会を設置しております。

（エ）　コンプライアンス体制の一環として取締役、監査役を中心に構成された「コンプライアンス・リスク管理委員会」を設置し、従業員一人ひとりが常に法令等の遵守を心掛ける企業風土を熟成させるために必要な社内体制を定め、その徹底と啓蒙活動を行っております。

（オ）　社外役員の専従スタッフは配置しておりませんが、取締役会などの日程調整及び案内等につきましては総務部が担当し、状況により総務部担当役員が事前説明を行い、趣意の徹底を図っております。

（カ）　当社代表取締役社長の諮問機関としてアドバイザリーボードを設置しております。これは、社外有識者から従来の枠にとらわれない多面的な視点から意見・助言をいただき、当社グループの企業価値向上に繋がるグループ経営戦略策定に反映させるとともに、それぞれの専門分野における高度な知識・ノウハウを取り入れコンプライアンスの強化、反社会的勢力との隔絶、コーポレート・ガバナンスの更なるクオリティ向上を図ることを目的としております。

当社のコーポレート・ガバナンスの内部統制の仕組みは次のとおりであります。


株主総会
(選任・解任)
(選任・解任)
(監査)
取締役会
(助言)
監査役会
(監視)
(監視)
(報告・相談)
会計監査人
(報告・相談)
コンプライアンス・リスク管理委員会
社長
(助言)
(報告)
アドバイザリーボード
社外弁護士
(報告・相談)
(指導)
(指導)
企業倫理相談窓口
(監査役及び監査部)
コンプライアンス責任者
経営会議
(監査)
(業務執行)
(指導)
(啓蒙活動)
(報告・相談)
(報告・相談)
本社・各支店及び子会社

ロ．その他の企業統治に関する事項

・ 内部統制システム整備の状況

（ア） 内部統制システムの整備の状況につきましては、取締役会の意思決定のもと、各担当役員を中心に業務を執行する体制となっております。取締役会につきましては、「取締役会規程」に基づき毎月開催されており、重要事項の付議、決定、業績及び業務の進捗状況の報告がなされ、適宜修正、指示を行っております。定時取締役会に先立ち監査役会には事前に議案が示され、当該会議の直前に開催される社外監査役を含む監査役会においてその必要性、適法性等が審議され、取締役会において逐次質問、確認を通して取締役会の透明性を確保しております。

また、経営戦略に係る事案の先行検討機関として代表取締役社長を含む常勤取締役、常勤監査役、各部門長、関連子会社役員を構成員とした「経営会議」を隔週定期的に開催し、各部門長からの報告、提案に基づき課題の検討、是正、指示を行っております。

（イ） 弁護士や会計監査人である監査法人より、法律相談、会計監査に関するそれぞれの分野の専門家としての意見を聴取し、取締役会及び経営会議上の参考としておりますが、通常の業務以外は依頼しておりません。

・ リスク管理体制の整備の状況

当社グループは、「貸金業法」、「個人情報の保護に関する法律」等に基づく各種規制を受けております。

当社グループは、コンプライアンスがすべてのリスク管理の前提であると位置づけており、コンプライアンスの社内体制の拡充のため、「コンプライアンス・リスク管理委員会」を設置、コンプライアンスに関する社内規程を制定し、コンプライアンス意識の向上と徹底を図るため、全従業員を対象としたコンプライアンスに関する意識調査、状況の点検を年２回実施、定期的に行われるコンプライアンス研修会においても指導、教育を行っております。また、役員、従業員から企業倫理に関する相談、通報等を受け付ける窓口として、「企業倫理相談窓口」を設置しております。当社グループの監査体制につきましても、同様に当社監査部において行っております。

また、平成17年４月１日に施行された「個人情報の保護に関する法律」への対応として、個人情報取扱い及び情報管理等に関する「個人情報保護規程」を制定し、個人情報漏洩を未然に防ぐための社内体制の整備を図っております。

ハ．責任限定契約の内容の概要

当社と社外取締役及び社外監査役は、会社法第427条第１項の規定により、同法第423条第１項に定める責任に関し、同法第425条第１項各号に定める金額の合計額を限度とする旨の契約を締結することができる旨定款に定めております。

② 内部監査及び監査役監査の状況

内部監査の体制につきましては、社長直轄の監査部を設置しております。監査要員は７名で構成しており、当社グループにおける規定違反及び潜在的なリスク調査を目的として臨店監査を実施しております。それらの結果につきましては内部監査報告書として社長宛て提出され、軽微なものにつきましては監査部長名、重大な事項につきましては社長名による改善指示書をもって当該部門長へ直接改善を指示し、当該部門長は改善報告書をもって改善状況の報告を行っております。

なお、内部監査報告書は各常勤取締役及び常勤監査役にも回覧され、当該部署での業務改善に役立つものとしております。同時に監査部には当社における内部通報窓口としての機能を持たせており、この面からも会社にとっての不利益行為の事前防止に努めております。

さらに監査部は社長直接の指示に基づき、当社グループにおける貸付債権についても直接調査を行い、不正及び逸脱行為の発見、指示、指導に努めております。

監査役監査の体制につきましては、監査役制度を採用しております。監査役は４名（うち社外監査役２名）で構成しており、毎月１回、監査役会を開催しております。常勤監査役を中心に各取締役の業務執行について法令、定款に基づき行われているかの適法性監査を行い、また監査部との緊密な連携により、適法かつ規定通りに業務が執り行われているか否かの監査も行っております。

また、会計監査人である大阪監査法人と監査役は、都度意見交換を行い、情報の収集及び監査の環境整備に努めております。

③ 会計監査の状況

会計監査につきましては、「会社法」及び「金融商品取引法」の規定に基づき、大阪監査法人により監査を受けております。当社と同監査法人又は業務執行社員との間には、公認会計士法の規定による記載すべき利害関係はありません。当期において業務を執行した公認会計士の氏名、会計監査業務に係る補助者の構成等については次のとおりであります。

業務を執行した公認会計士の氏名	所属する監査法人名	継続監査年数
代表社員 業務執行社員 藤本 周平	大阪監査法人	5年
代表社員 業務執行社員 安岐 浩一	大阪監査法人	5年

（注） 会計監査業務に係る補助者は、公認会計士10名であります。

④ 社外取締役及び社外監査役

当社では、社外取締役１名と社外監査役２名を選任しております。

社外取締役西 範行氏及び社外監査役山根秀樹氏は、株式会社西京銀行の出身者であり、当社グループと同行との間に同行が当社の普通株式1,400千株を所有する資本関係、当社グループの従業員が同行へ出向する人的関係、同行が取り扱う消費者向け無担保ローン及び不動産担保ローンを当社グループが保証する等の取引関係があります。

社外監査役内藤欣也氏は、みずほパートナーズ法律事務所の弁護士でありますが、当社グループと同事務所との間には特別な関係はありません。

それぞれ専門的な知識を活かして、社外の客観的な視点から当社の経営について有用な指摘・意見をしております。そのほか、定例及び臨時に開催される監査役会、取締役会へ出席し、必要に応じ取締役並びに使用人に対し直接説明を求めております。

また、当社は社外取締役又は社外監査役を選任するための当社からの独立性に関する基準又は方針の内容は、定めておりません。

なお、社外監査役内藤欣也氏につきましては、一般株主とは利益相反のおそれが生じない独立役員として指定しております。

⑤ 役員報酬等

イ．役員区分ごとの報酬等の総額、報酬等の種類別の総額及び対象となる役員の員数

役員区分	報酬等の総額（百万円）	報酬等の種類別の総額（百万円）				対象となる役員の員数（人）
		基本報酬	ストック オプション	賞与	退職慰労金	
取締役（社外取締役を除く。）	152	138	9	―	4	11
監査役（社外監査役を除く。）	18	18	―	―	―	2
社外役員	18	18	0	―	―	4
計	189	175	10	―	4	17

（注）１．取締役の報酬額には、使用人兼務取締役の使用人分給与は含まれておりません。
２．取締役の報酬額には、平成23年６月29日に退任した取締役２名を含んでおります。

ロ．役員ごとの連結報酬等の総額等
該当事項はありません。
ハ．使用人兼務役員の使用人分給与のうち重要なもの
該当事項はありません。
ニ．役員の報酬等の額又はその算定方法の決定に関する方針の内容及び決定方法
当社は役員の報酬等の額又はその算定方法の決定に関する方針は定めておりません。

⑥ 株式の保有状況
当社及び連結子会社のうち、投資株式の貸借対照表計上額（投資株式計上額）が最も大きい会社（最大保有会社）であるJトラスト株式会社については以下のとおりです。
イ．投資株式のうち保有目的が純投資目的以外の目的であるものの銘柄数及び貸借対照表計上額の合計額
５銘柄　515百万円
ロ．保有目的が純投資目的以外の目的である投資株式の銘柄、株式数、貸借対照表計上額及び保有目的
前事業年度
特定投資株式

銘柄	株式数（株）	貸借対照表計上額（百万円）	保有目的
㈱西京銀行	500,000	500	財務活動の円滑化のため
㈱みなと銀行	100,000	14	同上
ＮＩＳグループ㈱	384	0	事業活動の向上のため
アイフル㈱	45	0	同上

みなし保有株式
該当事項はありません。
当事業年度
特定投資株式

銘柄	株式数（株）	貸借対照表計上額（百万円）	保有目的
㈱西京銀行	2,617,000	499	財務活動の円滑化のため
㈱みなと銀行	100,000	15	同上
ＮＩＳグループ㈱	384	0	事業活動の向上のため

みなし保有株式
該当事項はありません。
ハ．保有目的が純投資目的である投資株式の前事業年度及び当事業年度における貸借対照表計上額の合計額並びに当事業年度における受取配当金、売却損益及び評価損益の合計額
該当事項はありません。
ニ．投資株式の保有目的を純投資目的から純投資目的以外の目的に変更したものの銘柄、株式数、貸借対照表計上額
該当事項はありません。

⑦ 取締役の定数
当社の取締役は10名以内とする旨定款に定めております。

⑧ 取締役の選任の決議要件
当社は、取締役の選任決議について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨及び累積投票によらない旨定款に定めております。

⑨ 自己の株式の取得
当社は、会社法第165条第２項の規定により、取締役会の決議をもって、自己の株式を取得することができる旨定款に定めております。これは、経営環境の変化に対応した機動的な資本政策の遂行を可能とするため、市場取引等により自己の株式を取得することを目的とするものであります。

⑩ 株主総会の特別決議要件

当社は、会社法第309条第２項に定める株主総会の特別決議要件について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨定款に定めております。これは、株主総会における特別決議の定足数を緩和することにより、株主総会の円滑な運営を行うことを目的とするものであります。

⑪ 剰余金の配当等の決定機関

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、株主総会の決議によらず取締役会の決議により定める旨定款に定めております。これは、剰余金の配当等を取締役会の権限とすることにより、株主への機動的な利益還元を行うことを目的とするものであります。

⑫ 取締役及び監査役の責任免除

当社は、会社法第426条第１項の規定により、取締役会の決議をもって同法第423条第１項の行為に関する取締役（取締役であった者を含む。）及び監査役（監査役であった者を含む。）の責任を法令の限度において免除することができる旨定款に定めております。これは、取締役及び監査役が職務を遂行するにあたり、その能力を十分に発揮して、期待される役割を果たしうる環境を整備することを目的とするものであります。

（２）【監査報酬の内容等】

①【監査公認会計士等に対する報酬の内容】

区分	前連結会計年度		当連結会計年度	
	監査証明業務に基づく報酬（百万円）	非監査業務に基づく報酬（百万円）	監査証明業務に基づく報酬（百万円）	非監査業務に基づく報酬（百万円）
提出会社	42	－	36	－
連結子会社	22	－	29	－
計	64	－	65	－

②【その他重要な報酬の内容】

（前連結会計年度）

該当事項はありません。

（当連結会計年度）

当社の連結子会社であるネオラインクレジット貸付株式会社は、韓国の会計法人であるＳＡＭＩＬ会計法人の監査を受けており、当連結会計年度における監査報酬等は１百万円であります。

③【監査公認会計士等の提出会社に対する非監査業務の内容】

（前連結会計年度）

該当事項はありません。

（当連結会計年度）

該当事項はありません。

④【監査報酬の決定方針】

当社の監査公認会計士等に対する監査報酬の決定方針としましては、監査契約書等の記載事項に基づき、業務の特性等の要素を勘案して、適切に判断し、決定しております。

第５【経理の状況】

１．連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）に基づいて作成しております。

(3) 当社の連結財務諸表及び財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、当連結会計年度及び当事業年度より百万円単位をもって記載することに変更いたしました。なお、比較を容易にするため、前連結会計年度以前及び前事業年度以前についても百万円単位に組替え表示しております。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、連結会計年度（平成23年４月１日から平成24年３月31日まで）の連結財務諸表及び事業年度（平成23年４月１日から平成24年３月31日まで）の財務諸表について、大阪監査法人による監査を受けております。

３．連結財務諸表等の適正性を確保するための特段の取組みについて

当社は、連結財務諸表等の適正性を確保するための特段の取組みを行っております。

具体的には、会計基準等の内容を適切に把握し、又は会計基準等の変更等について的確に対応することができる体制を整備するため、公益財団法人財務会計基準機構へ加入し、企業会計基準の整備、開示等について積極的に取り組んでおります。

また、同財団法人やディスクロージャー支援会社等が主催する研修等にも積極的に参加しております。

1 【連結財務諸表等】
(1) 【連結財務諸表】
① 【連結貸借対照表】

(単位：百万円)

	前連結会計年度 (平成23年３月31日)	当連結会計年度 (平成24年３月31日)
資産の部		
流動資産		
現金及び預金	※1 14,846	※1 10,362
商業手形	※1, ※3, ※4 1,900	※1, ※3, ※4 2,119
営業貸付金	※1, ※3, ※4 11,725	※1, ※3, ※4 27,713
割賦立替金	※1 1,443	※1, ※6 65,024
買取債権	※1 4,008	※1 2,310
求償権	518	506
商品及び製品	※1 412	※1 632
仕掛品	※1 153	※1 682
繰延税金資産	139	154
その他	982	4,269
貸倒引当金	△1,836	△6,813
流動資産合計	34,293	106,963
固定資産		
有形固定資産		
建物及び構築物	1,035	5,412
減価償却累計額	△411	△3,601
建物及び構築物（純額）	※1 623	※1 1,811
土地	※1 481	※1 2,897
その他	226	682
減価償却累計額	△165	△296
その他（純額）	60	386
有形固定資産合計	1,166	5,095
無形固定資産		
のれん	344	805
その他	111	315
無形固定資産合計	455	1,120
投資その他の資産		
投資有価証券	※1 547	※1 515
出資金	65	203
長期営業債権	※2, ※3, ※4 2,286	※2, ※3, ※4, ※6 8,487
繰延税金資産	1	3
その他	428	2,880
貸倒引当金	△1,382	△7,723
投資その他の資産合計	1,947	4,366
固定資産合計	3,569	10,582
資産合計	37,862	117,546

（単位：百万円）

	前連結会計年度 (平成23年３月31日)	当連結会計年度 (平成24年３月31日)
負債の部		
流動負債		
割引手形	1,291	1,776
短期借入金	※1, ※7 2,465	※1, ※7 3,039
株主、役員又は従業員からの短期借入金	—	22,000
1年内返済予定の長期借入金	※1 1,515	※1 2,537
未払法人税等	1,062	254
賞与引当金	—	107
ポイント引当金	—	130
利息返還損失引当金	3,359	10,172
事業整理損失引当金	—	1,107
その他	570	2,869
流動負債合計	10,264	43,995
固定負債		
長期借入金	※1 10,814	※1 13,670
利息返還損失引当金	2,382	9,711
債務保証損失引当金	※5 203	※5 290
退職給付引当金	—	9
その他	234	398
固定負債合計	13,635	24,079
負債合計	23,900	68,074
純資産の部		
株主資本		
資本金	4,496	4,530
資本剰余金	2,230	2,265
利益剰余金	7,235	41,377
自己株式	△72	△72
株主資本合計	13,889	48,099
その他の包括利益累計額		
その他有価証券評価差額金	5	4
為替換算調整勘定	—	△37
その他の包括利益累計額合計	5	△32
新株予約権	52	103
少数株主持分	14	1,300
純資産合計	13,961	49,471
負債純資産合計	37,862	117,546

②【連結損益計算書及び連結包括利益計算書】
【連結損益計算書】

（単位：百万円）

	前連結会計年度 (自 平成22年４月１日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
営業収益		
受取割引料	141	204
貸付金利息	2,960	3,639
買取債権回収高	2,669	2,740
割賦立替手数料	616	9,236
受取手数料	391	329
不動産事業売上高	3,167	2,645
預金利息	2	8
その他の金融収益	5,823	3,358
その他の営業収益	1,135	2,345
営業収益合計	16,908	24,508
営業費用		
支払割引料	30	55
借入金利息	539	1,082
保証料	22	14
債権買取原価	1,661	※1 939
不動産売上原価	※1 2,486	※1 2,277
その他の営業費用	392	170
営業費用合計	5,132	4,539
営業総利益	11,776	19,969
販売費及び一般管理費		
貸倒引当金繰入額	―	2,019
貸倒損失	31	288
利息返還損失引当金繰入額	2,535	1,460
債務保証損失引当金繰入額	―	87
役員報酬	278	393
給料及び手当	2,284	3,952
株式報酬費用	40	76
賞与引当金繰入額	―	48
退職給付引当金繰入額	―	113
支払手数料	470	2,340
のれん償却額	86	110
その他	1,723	3,538
販売費及び一般管理費合計	7,451	14,429
営業利益	4,324	5,539
営業外収益		
受取利息	2	0
受取配当金	2	23
受取家賃	24	162
雑収入	15	48
営業外収益合計	44	234

(単位：百万円)

	前連結会計年度 (自 平成22年４月１日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
営業外費用		
支払利息	13	24
減価償却費	13	25
保証金解約損	11	—
為替差損	—	204
雑損失	7	33
営業外費用合計	45	287
経常利益	4,323	5,486
特別利益		
過年度損益修正益	38	—
固定資産売却益	※2 15	※2 319
投資有価証券売却益	20	1
貸倒引当金戻入額	266	—
債務保証損失引当金戻入額	34	—
負ののれん発生益	6	29,444
その他	3	153
特別利益合計	385	29,919
特別損失		
過年度損益修正損	8	—
固定資産売却損	※3 3	※3 14
固定資産廃棄損	25	4
固定資産評価損	0	2
減損損失	※4 49	※4 48
投資有価証券売却損	—	2
投資有価証券評価損	0	0
会社分割関連費用	—	14
その他	6	—
特別損失合計	94	86
税金等調整前当期純利益	4,614	35,319
法人税、住民税及び事業税	1,277	702
過年度法人税等	79	—
法人税等調整額	15	1
法人税等合計	1,372	703
少数株主損益調整前当期純利益	3,241	34,615
少数株主利益	8	114
当期純利益	3,233	34,500

【連結包括利益計算書】

（単位：百万円）

	前連結会計年度 (自　平成22年４月１日 至　平成23年３月31日)	当連結会計年度 (自　平成23年４月１日 至　平成24年３月31日)
少数株主損益調整前当期純利益	3,241	34,615
その他の包括利益		
その他有価証券評価差額金	△1	△0
為替換算調整勘定	－	△37
その他の包括利益合計	△1	※ △37
包括利益	3,240	34,578
（内訳）		
親会社株主に係る包括利益	3,232	34,463
少数株主に係る包括利益	8	114

③【連結株主資本等変動計算書】

（単位：百万円）

	前連結会計年度 (自 平成22年４月１日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
株主資本		
資本金		
当期首残高	4,470	4,496
当期変動額		
新株の発行	25	34
当期変動額合計	25	34
当期末残高	4,496	4,530
資本剰余金		
当期首残高	2,205	2,230
当期変動額		
新株の発行	25	34
当期変動額合計	25	34
当期末残高	2,230	2,265
利益剰余金		
当期首残高	4,358	7,235
当期変動額		
剰余金の配当	△356	△358
当期純利益	3,233	34,500
当期変動額合計	2,876	34,141
当期末残高	7,235	41,377
自己株式		
当期首残高	△72	△72
当期変動額		
自己株式の取得	△0	△0
当期変動額合計	△0	△0
当期末残高	△72	△72
株主資本合計		
当期首残高	10,961	13,889
当期変動額		
新株の発行	50	68
剰余金の配当	△356	△358
当期純利益	3,233	34,500
自己株式の取得	△0	△0
当期変動額合計	2,927	34,210
当期末残高	13,889	48,099

（単位：百万円）

	前連結会計年度 (自 平成22年４月１日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
その他の包括利益累計額		
その他有価証券評価差額金		
当期首残高	6	5
当期変動額		
株主資本以外の項目の当期変動額（純額）	△1	△0
当期変動額合計	△1	△0
当期末残高	5	4
為替換算調整勘定		
当期首残高	－	－
当期変動額		
株主資本以外の項目の当期変動額（純額）	－	△37
当期変動額合計	－	△37
当期末残高	－	△37
その他の包括利益累計額合計		
当期首残高	6	5
当期変動額		
株主資本以外の項目の当期変動額（純額）	△1	△37
当期変動額合計	△1	△37
当期末残高	5	△32
新株予約権		
当期首残高	31	52
当期変動額		
株主資本以外の項目の当期変動額（純額）	20	51
当期変動額合計	20	51
当期末残高	52	103
少数株主持分		
当期首残高	6	14
当期変動額		
株主資本以外の項目の当期変動額（純額）	8	1,285
当期変動額合計	8	1,285
当期末残高	14	1,300
純資産合計		
当期首残高	11,005	13,961
当期変動額		
新株の発行	50	68
剰余金の配当	△356	△358
当期純利益	3,233	34,500
自己株式の取得	△0	△0
株主資本以外の項目の当期変動額（純額）	28	1,299
当期変動額合計	2,955	35,509
当期末残高	13,961	49,471

④【連結キャッシュ・フロー計算書】

（単位：百万円）

	前連結会計年度 (自　平成22年４月１日 至　平成23年３月31日)	当連結会計年度 (自　平成23年４月１日 至　平成24年３月31日)
営業活動によるキャッシュ・フロー		
税金等調整前当期純利益	4,614	35,319
株式報酬費用	40	76
減価償却費	120	216
過年度損益修正損益（△は益）	△29	―
固定資産売却損益（△は益）	△11	△305
固定資産評価損	0	2
減損損失	49	48
投資有価証券売却損益（△は益）	△20	1
投資有価証券評価損益（△は益）	0	0
負ののれん発生益	―	△29,444
のれん償却額	86	110
貸倒引当金の増減額（△は減少）	△3,108	△3,342
貸倒償却額	4,655	8,007
賞与引当金の増減額（△は減少）	―	45
ポイント引当金の増減額（△は減少）	―	63
利息返還損失引当金の増減額（△は減少）	△1,147	△3,768
債務保証損失引当金の増減額（△は減少）	△34	87
退職給付引当金の増減額（△は減少）	―	△217
受取利息及び配当金	△4	△23
支払割引料及び支払利息	583	1,162
為替差損益（△は益）	―	△74
たな卸資産の増減額（△は増加）	△167	△749
担保に供している預金の増減額（△は増加）	633	△349
その他	275	△3,970
小計	6,537	2,894
利息及び配当金の受取額	4	23
利息等の支払額	△601	△1,161
法人税等の支払額	△828	△1,654
小計	5,111	102
商業手形の増加額	△4,342	△7,440
商業手形の減少額	3,980	7,206
営業貸付金の増加額	△3,616	△7,847
営業貸付金の減少額	※4　4,145	※4　8,328
割賦立替金の増加額	△5	△59,866
割賦立替金の減少額	2,990	72,635
買取債権の増加額	△2,115	△607
買取債権の減少額	3,167	1,800
買取債権の取得に係る未払金の減少額	△1,850	―
長期営業債権の増減額（△は増加）	489	2,478
営業貸付金の譲渡による収入	1,422	―
割賦立替金の譲渡による収入	―	3,811
関係会社貸付金の譲受による支出	―	△37,000
求償権の増加額	△232	△184
求償権の減少額	90	93
営業活動によるキャッシュ・フロー	9,234	△16,489

（単位：百万円）

	前連結会計年度 (自 平成22年４月１日 至 平成23年３月31日)	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
投資活動によるキャッシュ・フロー		
定期預金の増減額（△は増加）	△300	94
有形固定資産の取得による支出	△135	△239
有形固定資産の売却による収入	528	1,245
無形固定資産の取得による支出	△9	△29
投資有価証券の取得による支出	△506	―
投資有価証券の売却による収入	26	35
投資有価証券の清算分配による収入	5	―
連結の範囲の変更を伴う子会社株式の取得による支出	―	※2 △647
連結の範囲の変更を伴う子会社株式の取得による収入	※2 81	※2 4,010
吸収分割による支出	―	※3 △16,894
投資活動によるキャッシュ・フロー	△310	△12,424
財務活動によるキャッシュ・フロー		
手形割引による収入	3,767	6,732
手形割引落ち込みによる支出	△3,259	△6,247
短期借入れによる収入	5,837	28,131
短期借入金の返済による支出	△6,636	△7,998
長期借入れによる収入	800	5,791
長期借入金の返済による支出	△1,094	△1,924
自己株式の取得による支出	△0	△0
ストックオプションの行使による収入	34	44
配当金の支払額	△356	△358
少数株主への配当金の支払額	―	△3
財務活動によるキャッシュ・フロー	△908	24,165
現金及び現金同等物に係る換算差額	―	10
現金及び現金同等物の増減額（△は減少）	8,016	△4,738
現金及び現金同等物の期首残高	6,131	14,148
現金及び現金同等物の期末残高	※1 14,148	※1 9,410

【連結財務諸表作成のための基本となる重要な事項】

項目	当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）
１．連結の範囲に関する事項	①　連結子会社の数　　12社 主要な連結子会社名 キーノート㈱ 合同会社パルティール パルティール債権回収㈱ ㈱ロプロ Ｊトラストシステム㈱ 一般社団法人エーエスエー・ホールディングス・エイト 合同会社パルティール・ワン 西京カード㈱ ㈱日本保証 ネオラインクレジット貸付㈱ ＫＣカード㈱ 合同会社パルティール・ケーシー 当連結会計年度において、ネオラインクレジット貸付㈱は発行済株式の全株式を、ＫＣカード㈱は議決権割合の97.76％の株式を取得したため、またＫＣカード㈱において合同会社パルティール・ケーシーを新たに設立したため、連結の範囲に含めております。 ②　非連結子会社の数及び主要な非連結子会社名 該当事項はありません。
２．持分法の適用に関する事項	該当事項はありません。
３．連結子会社の事業年度等に関する事項	連結子会社のうち、㈱ロプロの決算日は２月末日、ネオラインクレジット貸付㈱の決算日は９月末日、ＫＣカード㈱の決算日は12月末日であります。 連結財務諸表の作成に当たって、㈱ロプロについては、同決算日現在の財務諸表を使用しております。但し、３月１日から連結決算日３月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。また、ネオラインクレジット貸付㈱及びＫＣカード㈱については、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。 その他の連結子会社の事業年度の末日は、連結決算日と一致しております。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法	①　有価証券 その他有価証券 ・時価のあるもの 連結決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算出） ・時価のないもの 移動平均法による原価法 ②　たな卸資産 商品及び製品（販売用不動産）、仕掛品 個別法による原価法（収益性の低下に基づく簿価切下げの方法により算定）
(2) 重要な減価償却資産の減価償却の方法	①　有形固定資産 主として定率法によっております。 なお、主な耐用年数は以下のとおりであります。 建物　　３年～50年 ②　無形固定資産 定額法によっております。 なお、自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づいております。 ③　長期前払費用 定額法によっております。

項目	当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）
(3) 重要な引当金の計上基準	① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 ＫＣカード㈱において、従業員の賞与支給に備えるため、支給見込額のうち当連結会計年度末の負担すべき金額を計上しております。 ③ ポイント引当金 ＫＣカード㈱において、クレジットカードのポイントサービスにより、顧客に付与されたポイントの使用による費用発生に備えるため、当連結会計年度末における将来使用見込額を計上しております。 ④ 利息返還損失引当金 利息制限法の上限金利を超過して支払った債務者等からの利息の返還請求に備えるため、当連結会計年度末における損失発生見込額を計上しております。 ⑤ 事業整理損失引当金 ㈱ロプロにおいて、会社分割（吸収分割）により承継した更生会社㈱武富士の消費者金融事業に係るＡＴＭ店舗廃止などの事業整理に伴う損失発生見込額を計上しております。 ⑥ 債務保証損失引当金 金融機関と提携している保証受託業務に係る保証債務の履行による損失に備えるため、当連結会計年度末における損失発生見込額を計上しております。 ⑦ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務（責任準備金を退職給付債務とする簡便法）及び年金資産の見込額に基づき計上しております。 なお、当連結会計年度末における年金資産が退職給付債務を超過しているため、前払年金費用として投資その他の資産の「その他」に計上しております。 （追加情報） ＫＣカード㈱において、退職金制度の一部について確定拠出年金制度へ移行しております。当該移行について「退職給付制度間の移行等に関する会計処理」（企業会計基準適用指針第１号）に基づき退職給付制度の一部終了の会計処理を行った結果、当該移行による影響額は252百万円、また、当該移行に伴い退職給付債務の計算対象者が大幅に減少し、かつ、今後増加することがないと見込まれるため、従来の原則法から簡便法に変更しております。当該変更による影響額は99百万円であり、当該移行及び変更による影響額152百万円は、特別利益の「その他」に計上しております。
(4) 重要な収益及び費用の計上基準	① 顧客手数料 包括信用購入あっせん 主として残債方式によっております。 残債方式とは、元本残高に対して所定の料率で利息等を算出し、期日経過のつど営業収益（割賦立替手数料）に計上しております。 個別信用購入あっせん 主として７・８分法によっております。 ７・８分法とは、手数料総額を分割回数の積数で按分し、期日到来のつど積数按分額を営業収益（割賦立替手数料）に計上しております。 ② 加盟店手数料 加盟店との立替払契約履行時に一括して営業収益（割賦立替手数料）に計上しております。

項目	当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
	③ 買取債権の回収に係る収益及び原価の計上基準 当社及び金融業である子会社におきましては、債権金額と取得原価との差額を営業収益（その他の金融収益）に計上しております。将来のキャッシュ・フローを見積もることが可能な債権は償却原価法により、将来のキャッシュ・フローを見積もることが困難な債権は回収額に応じて営業収益を計上する方法によっております。 債権回収業である子会社におきましては、回収金額を営業収益（買取債権回収高）に計上しております。原価については将来のキャッシュ・フローを見積もることが可能な債権は償却原価法により、将来のキャッシュ・フローを見積もることが困難な債権は買取債権の取得価額に達するまで回収金額の全額を営業費用（債権買取原価）に計上しております。
(5) のれんの償却方法及び償却期間	のれんの償却については、投資効果の発現する期間にわたって均等償却を行っております。 西京カード㈱　5年 ネオラインクレジット貸付㈱　5年 ㈱ロプロ　5年
(6) 連結キャッシュ・フロー計算書における資金の範囲	手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。
(7) その他連結財務諸表作成のための重要な事項	① 消費税等の会計処理 税抜方式によっております。 但し、固定資産に係る控除対象外消費税等は、投資その他の資産の「その他」に計上し、５年間で均等償却しております。

【会計方針の変更】

当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
(１株当たり当期純利益に関する会計基準等の適用) 当連結会計年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号 平成22年６月30日）、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号 平成22年６月30日公表分）及び「１株当たり当期純利益に関する実務上の取扱い」（実務対応報告第９号 平成22年６月30日）を適用しております。 当連結会計年度の連結貸借対照表日後に１株につき２株の株式分割を行いましたが、前連結会計年度の期首に当該株式分割が行われたと仮定し、１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。 なお、１株当たり情報に与える影響は、当該箇所に記載しております。

【追加情報】

当連結会計年度 (自 平成23年４月１日 至 平成24年３月31日)
(会計上の変更及び誤謬の訂正に関する会計基準等の適用) 当連結会計年度の期首以後に行われる会計上の変更及び過去の誤謬の訂正より、「会計上の変更及び誤謬の訂正に関する会計基準」（企業会計基準第24号 平成21年12月４日）及び「会計上の変更及び誤謬の訂正に関する会計基準の適用指針」（企業会計基準適用指針第24号 平成21年12月４日）を適用しております。

【注記事項】

（連結貸借対照表関係）

前連結会計年度 （平成23年３月31日）	当連結会計年度 （平成24年３月31日）

前連結会計年度（平成23年３月31日）

※１．担保に供している資産及びこれに対応する債務は次のとおりであります。

（イ）担保に供している資産

科目	金額（百万円）
預金	397
商業手形	274
営業貸付金	6,941
割賦立替金	86
買取債権	1,766
商品及び製品	356
仕掛品	93
建物及び構築物	206
土地	272
投資有価証券	500
計	10,896

（ロ）上記に対応する債務

科目	金額（百万円）
短期借入金	2,369
１年内返済予定の長期借入金	1,515
長期借入金	10,814
計	14,699

（イ）担保に供している資産は、上記の債務の他に信用保証業務に係る保証債務の担保にもなっております。

当連結会計年度（平成24年３月31日）

※１．担保に供している資産及びこれに対応する債務は次のとおりであります。

（イ）担保に供している資産

科目	金額（百万円）
預金	747
商業手形	128
営業貸付金	4,386
割賦立替金	958
買取債権	730
商品及び製品	632
仕掛品	517
建物及び構築物	1,461
土地	2,585
投資有価証券	499
計	12,648

（ロ）上記に対応する債務

科目	金額（百万円）
短期借入金	2,875
１年内返済予定の長期借入金	2,537
長期借入金	13,670
計	19,083

（イ）担保に供している資産は、上記の債務の他に信用保証業務に係る保証債務の担保にもなっております。

前連結会計年度（平成23年３月31日）	当連結会計年度（平成24年３月31日）
※２．長期営業債権については、商業手形、営業貸付金及び割賦立替金のうち過去１年間返済実績がないもの及び回収に１年以上かかると思われるものを計上しております。	※２．長期営業債権については、商業手形、営業貸付金及び割賦立替金のうち過去１年間返済実績がないもの及び回収に１年以上かかると思われるものを計上しております。
※３．貸付金（商業手形、営業貸付金、長期営業債権）の内訳	※３．貸付金（商業手形、営業貸付金、長期営業債権）の内訳

区分	前連結会計年度	当連結会計年度
商業手形割引	1,905百万円	2,128百万円
手形貸付	472	375
証書貸付	11,401	27,424
有担保貸付	2,101	1,276

前連結会計年度（平成23年３月31日）

※４．不良債権の状況

区分	金額（百万円）
破綻先債権	2,219
延滞債権	1,143
三ヶ月以上延滞債権	482
貸出条件緩和債権	2,574
合計	6,418

（注）１．破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸付金のうち、法人税法施行令第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸付金。

２．延滞債権とは、元本又は利息の支払いが約定支払日の翌日から６ヶ月以上遅延しているもので、破綻先債権及び貸出条件緩和債権を除く貸付金。

３．三ヶ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３ヶ月以上遅延しているもので、破綻先債権及び延滞債権を除く貸付金。

４．貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取り決め等を行った貸付金。

※５．偶発債務

信用保証業務として金融機関からの借入債務に対する保証を行っております。

保証債務（事業者及び消費者 12,971件）	9,699百万円
債務保証損失引当金	203
差引額	9,495

当連結会計年度（平成24年３月31日）

※４．不良債権の状況

区分	金額（百万円）
破綻先債権	1,603
延滞債権	1,105
三ヶ月以上延滞債権	716
貸出条件緩和債権	4,645
合計	8,070

（注）１．破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸付金のうち、法人税法施行令第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸付金。

２．延滞債権とは、元本又は利息の支払いが約定支払日の翌日から６ヶ月以上遅延しているもので、破綻先債権及び貸出条件緩和債権を除く貸付金。

３．三ヶ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３ヶ月以上遅延しているもので、破綻先債権及び延滞債権を除く貸付金。

４．貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取り決め等を行った貸付金。

※５．偶発債務

信用保証業務として、主に金融機関からの借入債務に対する保証を行っております。

保証債務（事業者及び消費者 23,075件）	22,072百万円
債務保証損失引当金	290
差引額	21,781

前連結会計年度 （平成23年３月31日）	当連結会計年度 （平成24年３月31日）
６．　――――――	※６．連結子会社（ＫＣカード㈱）において取り扱う割賦立替金には、クレジットカードに付帯するキャッシング及びカードローンに対しての貸付金が含まれております。なお、当該貸付金については、貸出契約の際に設定した額（契約限度額）のうち、同社が与信した額（利用限度額）の範囲内で顧客が随時借入を行うことができる契約となっております。これら契約に基づく当連結会計年度末の貸出未実行残高は次のとおりであります。 貸出コミットメントの総額　317,951百万円 貸出実行残高　50,265 貸出未実行残高　267,686 なお、上記貸出コミットメント契約においては貸出実行されずに終了するものもあり、かつ、利用限度額についても同社が任意に増減させることができるものであるため、貸出未実行残高は必ずしも全額が貸出実行されるものではありません。
※７．当社及び連結子会社（西京カード㈱）においては、運転資金の効率的な調達を行うため取引銀行１行と当座貸越契約及び貸出コミットメント契約を締結しております。これら契約に基づく当連結会計年度末の借入未実行残高は次のとおりであります。 当座貸越極度額及び貸出コミットメントの総額　3,500百万円 借入実行残高　2,017 差引額　1,482	※７．当社及び連結子会社（西京カード㈱）においては、運転資金の効率的な調達を行うため取引銀行１行と当座貸越契約及び貸出コミットメント契約を締結しております。これら契約に基づく当連結会計年度末の借入未実行残高は次のとおりであります。 当座貸越極度額及び貸出コミットメントの総額　3,500百万円 借入実行残高　2,211 差引額　1,288

（連結損益計算書関係）

前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

※１．期末たな卸高は収益性の低下に伴う簿価切下後の金額であり、次のたな卸資産評価損が営業費用に含まれております。

4百万円

※２．固定資産売却益の内訳

科目	金額（百万円）
建物	1
器具備品	0
土地	13
計	15

※３．固定資産売却損の内訳

科目	金額（百万円）
建物	0
器具備品	0
土地	2
計	3

※４．減損損失

当連結会計年度において、当社グループは以下の資産グループについて減損損失を計上しております。

場所	用途	種類
大阪市中央区 他１件	遊休資産	建物
兵庫県赤穂郡上郡町	遊休資産	建物
神戸市北区	遊休資産	建物
大阪市中央区	遊休資産	器具備品
兵庫県赤穂郡上郡町	遊休資産	土地
神戸市北区	遊休資産	土地
京都府相楽郡精華町 他２件	遊休資産	土地

当社グループは、資産グループを事業用資産、賃貸用資産、遊休資産に分類しております。

除却を予定していた建物及び器具備品については帳簿価額を零とし、売却を予定しております建物及び土地については売却予定価額とし、それ以外のものについては帳簿価額を回収可能価額まで減額し、当該減少額49百万円を特別損失に計上しております。その内訳は、建物36百万円、器具備品０百万円、土地12百万円であります。

なお、回収可能価額は、不動産鑑定評価基準、路線価、公示価格及び固定資産税評価額を基にした正味売却可能価額により評価しております。

当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

※１．期末たな卸高は収益性の低下に伴う簿価切下後の金額であり、次のたな卸資産評価損が営業費用に含まれております。

14百万円

※２．固定資産売却益の内訳

科目	金額（百万円）
建物	111
車両運搬具	0
器具備品	0
土地	207
会員権	0
計	319

※３．固定資産売却損の内訳

科目	金額（百万円）
建物	2
車両運搬具	0
器具備品	0
土地	10
会員権	1
計	14

※４．減損損失

当連結会計年度において、当社グループは以下の資産グループについて減損損失を計上しております。

場所	用途	種類
大阪市淀川区 他１件	遊休資産	建物及び土地
滋賀県米原市	遊休資産	建物、土地及び会員権
宮崎県児湯郡高鍋町	遊休資産	建物及び土地
鹿児島県鹿児島市	遊休資産	土地

当社グループは、資産グループを事業用資産、賃貸用資産、遊休資産に分類しております。

売却を予定していた建物、土地及び会員権については売却価額とし、売却を予定している建物及び土地については売却予定価額とし、それ以外のものについては帳簿価額を回収可能価額まで減額し、当該減少額48百万円を特別損失に計上しております。

その内訳は、建物11百万円、土地36百万円、会員権０百万円であります。

なお、回収可能価額は、不動産鑑定評価基準、路線価、公示価格及び固定資産税評価額を基にした正味売却可能価額により評価しております。

（連結包括利益計算書関係）

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

※その他の包括利益に係る組替調整額及び税効果額

その他有価証券評価差額金：	
当期発生額	△4百万円
組替調整額	2
税効果調整前	△1
税効果額	0
その他有価証券評価差額金	△0
為替換算調整勘定：	
当期発生額	△37
その他の包括利益合計	△37

（連結株主資本等変動計算書関係）

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	当連結会計年度期首株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式（注）１	29,752	257	－	30,009
合計	29,752	257	－	30,009
自己株式				
普通株式（注）２	114	0	－	114
合計	114	0	－	114

（注）１．普通株式の発行済株式総数の増加257千株は、ストック・オプションの行使による増加であります。

２．普通株式の自己株式の株式数の増加０千株は、単元未満株式の買取りによる増加であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			当連結会計年度期首	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストック・オプションとしての新株予約権	－	－	－	－	－	52
合計		－	－	－	－	－	52

３．配当に関する事項

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額(円)	基準日	効力発生日
平成22年５月20日取締役会	普通株式	237	8	平成22年３月31日	平成22年６月30日
平成22年11月11日取締役会	普通株式	119	4	平成22年９月30日	平成22年12月３日

(2)基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額(円)	基準日	効力発生日
平成23年５月12日取締役会	普通株式	179	利益剰余金	6	平成23年３月31日	平成23年６月30日

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	当連結会計年度期首株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式（注）１	30,009	216	－	30,225
合計	30,009	216	－	30,225
自己株式				
普通株式（注）２	114	0	－	114
合計	114	0	－	114

（注）１．普通株式の発行済株式総数の増加216千株は、ストック・オプションの行使による増加であります。
２．普通株式の自己株式の株式数の増加０千株は、単元未満株式の買取りによる増加であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			当連結会計年度期首	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストック・オプションとしての新株予約権	－	－	－	－	－	103
合計		－	－	－	－	－	103

３．配当に関する事項

（1）配当金支払額

(決議)	株式の種類	配当金の総額(百万円)	１株当たり配当額(円)	基準日	効力発生日
平成23年５月12日取締役会	普通株式	179	6	平成23年３月31日	平成23年６月30日
平成23年11月10日取締役会	普通株式	179	6	平成23年９月30日	平成23年12月５日

(2)基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

(決議)	株式の種類	配当金の総額(百万円)	配当の原資	１株当たり配当額(円)	基準日	効力発生日
平成24年５月10日取締役会	普通株式	180	利益剰余金	6	平成24年３月31日	平成24年６月28日

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成22年４月１日 至　平成23年３月31日）	当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （平成23年３月31日現在） （百万円） 現金及び預金勘定　14,846 担保に供している預金　△397 預入期間が３ヶ月を超える定期預金等　△300 現金及び現金同等物　14,148	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （平成24年３月31日現在） （百万円） 現金及び預金勘定　10,362 担保に供している預金　△747 預入期間が３ヶ月を超える定期預金等　△205 現金及び現金同等物　9,410
※２．株式の取得により新たに連結子会社となった㈱ロプロの資産及び負債の主な内訳 （㈱ロプロ） （百万円） 流動資産　892 固定資産　851 流動負債　△1,317 固定負債　△119 取得差額（注）　△6 株式の取得価額　300 現金及び現金同等物（△）　△381 差引：取得による収入　△81 （注）１．当該取得差額については、取得日とみなし取得日の期間における営業活動上の損益の増減であり、特別利益の「負ののれん発生益」として全額計上しております。 ２．同社を存続会社として、連結子会社であるＪトラストフィナンシャルサービス㈱と合併しております。	※２．株式の取得により新たに連結子会社となったネオラインクレジット貸付㈱及びＫＣカード㈱の資産及び負債の主な内訳 （ネオラインクレジット貸付㈱） （百万円） 流動資産　3,333 のれん　130 固定資産　23 流動負債　△2,724 為替換算調整勘定　4 株式の取得価額　767 現金及び現金同等物（△）　△119 差引：取得による支出　647 （ＫＣカード㈱） （百万円） 流動資産　88,289 固定資産　5,211 流動負債　△32,132 固定負債　△26,299 取得差額（注）　△29,444 少数株主持分　△1,174 株式の取得価額　4,450 現金及び現金同等物（△）　△8,460 差引：取得による収入　△4,010 （注）当該取得差額については、企業結合時において、ＫＣカード㈱の資産・負債の時価の再評価により発生した差額であり、特別利益の「負ののれん発生益」として全額計上しております。
３．　――――――	※３．会社分割（吸収分割）により承継した更生会社㈱武富士の消費者金融事業の資産及び負債の主な内訳 （更生会社㈱武富士（消費者金融事業）） （百万円） 流動資産　24,335 のれん　448 固定資産　1,537 流動負債　△1,107 株式の取得価額　25,213 現金及び現金同等物（△）　△8,319 差引：吸収分割による支出　16,894 （注）当該事業は、連結子会社である㈱ロプロが承継しております。
※４．「営業貸付金の減少額」は、債権買取業務における貸付債権の回収額と当該取得原価との差額部分を控除して表示しております。	※４．「営業貸付金の減少額」は、債権買取業務における貸付債権の回収額と当該取得原価との差額部分を控除して表示しております。

(リース取引関係)

<table>
<tr><th>前連結会計年度
(自 平成22年４月１日
至 平成23年３月31日)</th><th>当連結会計年度
(自 平成23年４月１日
至 平成24年３月31日)</th></tr>
<tr><td>ファイナンス・リース取引
所有権移転外ファイナンス・リース取引
① リース資産の内容
当連結会計年度末において該当する資産はありません。
② リース資産の減価償却の方法
当連結会計年度末において該当する資産が存在しないため記載を省略しております。
なお、所有権移転外ファイナンス・リース取引のうち、リース取引開始日が、平成20年３月31日以前のリース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、その内容は次のとおりであります。
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>期末残高相当額
(百万円)</th></tr><tr><td>器具備品</td><td>16</td><td>7</td><td>9</td></tr><tr><td>ソフトウェア</td><td>7</td><td>6</td><td>0</td></tr><tr><td>合計</td><td>24</td><td>14</td><td>10</td></tr></table>(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年以内 3百万円
１年超 7
計 10
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額、支払利息相当額及び減損損失
支払リース料 5百万円
減価償却費相当額 5
支払利息相当額 0
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
(減損損失について)
リース資産に配分された減損損失はありません。</td>
<td>ファイナンス・リース取引
所有権移転外ファイナンス・リース取引
① リース資産の内容
当連結会計年度末において該当する資産はありません。
② リース資産の減価償却の方法
当連結会計年度末において該当する資産が存在しないため記載を省略しております。
なお、所有権移転外ファイナンス・リース取引のうち、リース取引開始日が、平成20年３月31日以前のリース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、その内容は次のとおりであります。
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額
(百万円)</th><th>減価償却累計額相当額
(百万円)</th><th>期末残高相当額
(百万円)</th></tr><tr><td>器具備品</td><td>14</td><td>6</td><td>7</td></tr></table>(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年以内 2百万円
１年超 5
計 7
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額、支払利息相当額及び減損損失
支払リース料 2百万円
減価償却費相当額 2
支払利息相当額 0
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
(減損損失について)
リース資産に配分された減損損失はありません。</td></tr>
</table>

（金融商品関係）

１．金融商品の状況に関する事項

(1) 金融商品に対する取組方針

当社グループは、ローン事業、クレジット事業、債権買取事業及び信用保証事業などの総合金融サービス事業を行っております。これらの事業を行うため、市場の状況や長短のバランスを勘案のうえ、銀行借入れ等により資金調達を行っております。また、デリバティブ取引に対しては慎重な態度で臨み、投機的な取引は行わない方針であります。

(2) 金融商品の内容及びそのリスク

当社グループが保有する金融資産は、主として国内の中小企業、個人事業主及び個人に対する商業手形、営業貸付金及び割賦立替金であり、顧客の契約不履行によってもたらされる信用リスクに晒されております。買取債権においては、国内の事業会社や金融機関などから債権額に対しディスカウントして購入しており、購入価額について第三者評価機関からも債権の時価算定資料を入手し、購入価額の決定時の参考とするなど適正な価額を把握しリスクの低減を図っておりますが、経済環境等の変化により契約条件にしたがった債務履行がなされない金額が想定金額を上回る可能性があります。投資有価証券及び出資金は、主に国内の事業会社や金融機関の株式及び出資金であり、事業推進目的で保有しております。これらは、それぞれ発行体の信用リスク及び市場価格の変動リスクに晒されております。

金融負債は、資金使途が営業資金であり、主として国内の金融機関からの資金調達であります。なお、変動金利の借入を一部行っており、金利の変動リスクに晒されております。

(3) 金融商品に係るリスク管理体制

① 信用リスク（取引先の契約不履行等に係るリスク）の管理

当社グループは、債権管理規程及び信用リスクに関する管理諸規程に従い、商業手形、営業貸付金及び割賦立替金について、個別案件ごとの与信審査、与信限度額、信用情報管理、内部格付、担保の設定、問題債権への対応など与信管理に関する体制を整備し運営しております。また、これらの与信管理は各営業部門で行われるほか、審査部門及び債権管理部門で行われ、定期的に経営陣による取締役会や報告審査会を開催し、審議・報告を行っております。さらに、与信管理の状況については、不定期に監査部が検証を実施しております。また、商業手形の発行体の信用リスクに関しては、審査部門において信用情報の把握を定期的に行うことで管理しております。

② 市場リスク（株式等の変動リスク）の管理

投資有価証券及び出資金については、定期的に時価や発行体の財務状況等を把握し、取引先企業との関係を勘案して保有状況等を継続的に見直しております。

(4) 金融商品の時価等に関する事項についての補足説明

金融商品の時価には、市場価格に基づく価額のほか、市場価格がない場合には合理的に算定された価額が含まれております。当該価額の算定においては変動要因を織り込んでいるため、異なる前提条件等を採用することにより、当該価額が変動することがあります。

２．金融商品の時価等に関する事項

平成23年３月31日及び平成24年３月31日における連結貸借対照表計上額、時価及びこれらの差額については、次のとおりであります。なお、時価を把握することが極めて困難と認められる非上場株式は含まれておりません。また、連結貸借対照表計上額の重要性が乏しい科目については、記載を省略しております。

前連結会計年度（平成23年３月31日）

（単位：百万円）

	連結貸借対照表計上額	時価	差額
(1) 現金及び預金	14,846	14,846	－
(2) 商業手形	1,900		
貸倒引当金(※１)	△31		
	1,868	1,867	△1
(3) 営業貸付金	11,725		
貸倒引当金(※１)	△1,439		
	10,286	10,286	－
(4) 割賦立替金	1,443		
貸倒引当金(※１)	△25		
	1,417	1,417	－
(5) 買取債権	4,008		
貸倒引当金(※１)	△28		
	3,980	3,980	－
(6) 求償権	518		
貸倒引当金(※１)	△293		
	224	224	－
(7) 長期営業債権	2,286		
貸倒引当金(※１)	△1,339		
	947	947	－
資産計	33,571	33,569	△1
(1) 割引手形	1,291	1,291	－
(2) 短期借入金	2,465	2,465	－
(3) 1年内返済予定の長期借入金	1,515	1,515	－
(4) 未払法人税等	1,062	1,062	－
(5) 長期借入金	10,814	11,078	263
負債計	17,149	17,413	263
	保証金額	時価	差額
保証債務			
(1) 保証債務	9,699		
債務保証損失引当金(※２)	△203		
	9,495	9,495	－
保証債務計	9,495	9,495	－

（※１）商業手形、営業貸付金、割賦立替金、買取債権、求償権、長期営業債権に対応する一般貸倒引当金及び個別貸倒引当金を控除しております。

（※２）保証債務に対応する債務保証損失引当金を控除しております。

当連結会計年度（平成24年３月31日）

（単位：百万円）

	連結貸借対照表計上額	時 価	差 額
(1) 現金及び預金	10,362	10,362	—
(2) 商業手形	2,119		
貸倒引当金(※１)	△40		
	2,078	2,078	—
(3) 営業貸付金	27,713		
貸倒引当金(※１)	△1,339		
	26,374	26,374	—
(4) 割賦立替金	65,024		
貸倒引当金(※１)	△5,049		
	59,974	59,974	—
(5) 買取債権	2,310		
貸倒引当金(※１)	△34		
	2,276	2,276	—
(6) 求償権	506		
貸倒引当金(※１)	△281		
	225	225	—
(7) 長期営業債権	8,487		
貸倒引当金(※１)	△7,670		
	817	817	—
資産計	102,108	102,108	—
(1) 割引手形	1,776	1,776	—
(2) 短期借入金	3,039	3,039	—
(3) 株主、役員又は従業員からの短期借入金	22,000	22,000	—
(4) 1年内返済予定の長期借入金	2,537	2,537	—
(5) 長期借入金	13,670	14,048	378
負債計	43,024	43,402	378
	保証金額	時 価	差 額
保証債務			
(1) 保証債務	22,072		
債務保証損失引当金(※２)	△290		
	21,781	21,781	—
保証債務計	21,781	21,781	—

（※１）商業手形、営業貸付金、割賦立替金、買取債権、求償権、長期営業債権に対応する一般貸倒引当金及び個別貸倒引当金を控除しております。

（※２）保証債務に対応する債務保証損失引当金を控除しております。

(注) 1．金融商品の時価の算定方法並びに保証債務に関する事項

資産

(1) 現金及び預金

これらは１年以内で決済されるものであるため、時価は帳簿価額と近似していることから、当該帳簿価額としております。

(2) 商業手形

これらは主に１年以内で決済されるものであるため、時価は連結決算日における貸借対照表価額から現在の貸倒見積高を控除した金額としております。

(3) 営業貸付金、並びに (4) 割賦立替金

これらは見積将来キャッシュ・フローの現在価値、又は担保及び保証による回収見込額等に基づいて貸倒見積高を算定しているため、時価は連結決算日における貸借対照表価額から現在の貸倒見積高を控除した金額としております。

(5) 買取債権

これらは主に連結決算日より１年以内に購入しており、購入価額について第三者評価機関から債権の時価算定資料を入手し、購入価額の決定時の参考とするなど適正な価額にて購入していることから、時価は当該帳簿価額を基礎としております。なお、一部の買取債権については、見積将来キャッシュ・フローの現在価値、又は担保による回収見込額等に基づいて貸倒見積高を算定しているため、時価は連結決算日における貸借対照表価額から現在の貸倒見積高を控除した金額としております。

(6) 求償権

これらは見積将来キャッシュ・フローの現在価値、又は担保及び保証による回収見込額等に基づいて貸倒見積高を算定しているため、時価は連結決算日における貸借対照表価額から現在の貸倒見積高を控除した金額としております。

(7) 長期営業債権

これらは見積将来キャッシュ・フローの現在価値、又は担保及び保証による回収見込額等に基づいて貸倒見積高を算定しているため、時価は連結決算日における貸借対照表価額から現在の貸倒見積高を控除した金額としております。

負債

(1) 割引手形

これらは１年以内で決済されるものであるため、時価は帳簿価額と近似していることから、当該帳簿価額としております。

(2) 短期借入金、(3) 株主、役員又は従業員からの短期借入金、並びに (4) １年内返済予定の長期借入金

これらは１年以内で決済されるものであるため、時価は帳簿価額と近似していることから、当該帳簿価額としております。

(5) 長期借入金

長期借入金のうち、変動金利によるものは、短期間で市場金利を反映し、また、当社及び連結子会社の信用状態は借入時点以降大きく異なっていないことから、時価は帳簿価額と近似していると考えられるため、当該帳簿価額としております。固定金利によるものは、当該長期借入金の将来キャッシュ・フローを国債の利回り等適切な指標に基づく利率で割り引いた現在価値により算定しております。

保証債務

(1) 保証債務

これらは保証債務の種類及び内部格付、期間等に基づく区分ごとに損失発生見込額を算定しているため、時価は連結決算日における債務保証額から現在の損失発生見込額を控除した金額としております。

２．金銭債権の連結決算日後の償還予定額

前連結会計年度（平成23年３月31日）

（単位：百万円）

	１年以内	１年超 ５年以内	５年超 10年以内
現金及び預金	14,846	－	－
商業手形	1,879	21	－
営業貸付金	5,337	5,686	701
割賦立替金	873	570	－
買取債権	1,766	1,977	264
求償権	187	296	33
合計（※）	24,890	8,552	1,000

（※）長期営業債権2,286百万円は、償還予定額が見込めないため上記に含めておりません。

当連結会計年度（平成24年３月31日）

（単位：百万円）

	１年以内	１年超 ５年以内	５年超 10年以内
現金及び預金	10,362	－	－
商業手形	2,119	－	－
営業貸付金	13,213	13,395	1,104
割賦立替金	34,429	30,595	－
買取債権	1,144	1,046	118
求償権	340	146	19
合計（※）	61,610	45,184	1,242

（※）長期営業債権8,487百万円は、償還予定額が見込めないため上記に含めておりません。

３．割引手形、長期借入金及びその他の有利子負債の連結決算日後の返済予定額

前連結会計年度（平成23年３月31日）

（単位：百万円）

	１年以内	１年超 ２年以内	２年超 ３年以内	３年超 ４年以内	４年超 ５年以内	５年超
割引手形	1,291	－	－	－	－	－
短期借入金	2,465	－	－	－	－	－
1年内返済予定の長期借入金	1,515	－	－	－	－	－
長期借入金	－	1,083	773	747	776	7,433
合計	5,272	1,083	773	747	776	7,433

当連結会計年度（平成24年３月31日）

（単位：百万円）

	１年以内	１年超 ２年以内	２年超 ３年以内	３年超 ４年以内	４年超 ５年以内	５年超
割引手形	1,776	－	－	－	－	－
短期借入金	3,039	－	－	－	－	－
株主、役員又は従業員からの短期借入金	22,000	－	－	－	－	－
1年内返済予定の長期借入金	2,537	－	－	－	－	－
長期借入金	－	2,024	1,551	1,579	1,433	7,080
合計	29,353	2,024	1,551	1,579	1,433	7,080

（有価証券関係）

前連結会計年度（平成23年３月31日）

１．その他有価証券

	種類	連結貸借対照表計上額（百万円）	取得原価（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	40	36	4
	(2) 債券			
	① 国債・地方債等	－	－	－
	② 社債	－	－	－
	③ その他	－	－	－
	(3) その他	－	－	－
	小計	40	36	4
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	0	0	△0
	(2) 債券			
	① 国債・地方債等	－	－	－
	② 社債	－	－	－
	③ その他	－	－	－
	(3) その他	－	－	－
	小計	0	0	△0
合計		41	37	4

（注）非上場株式（連結貸借対照表計上額 506百万円）については、市場価格がなく、時価を把握することが極めて困難と認められることから、上表の「その他有価証券」には含めておりません。

２．当連結会計年度中に売却したその他有価証券（自 平成22年４月１日 至 平成23年３月31日）

種類	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
(1) 株式	26	20	－
(2) 債券			
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
(3) その他	－	－	－
合計	26	20	－

３．減損処理を行った有価証券

当連結会計年度において、有価証券について０百万円（その他有価証券で時価のある株式０百万円、非上場株式０百万円）減損処理を行っております。

なお、当該有価証券の減損にあたっては、原則として時価等が取得原価より30％以上下落したものについて減損処理をすることとしております。

当連結会計年度（平成24年３月31日）

１．その他有価証券

	種類	連結貸借対照表計上額（百万円）	取得原価（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	15	12	3
	(2) 債券			
	① 国債・地方債等	－	－	－
	② 社債	－	－	－
	③ その他	－	－	－
	(3) その他	－	－	－
	小計	15	12	3
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	0	0	－
	(2) 債券			
	① 国債・地方債等	－	－	－
	② 社債	－	－	－
	③ その他	－	－	－
	(3) その他	－	－	－
	小計	0	0	－
合計		15	12	3

(注) 非上場株式（連結貸借対照表計上額 499百万円）については、市場価格がなく、時価を把握することが極めて困難と認められることから、上表の「その他有価証券」には含めておりません。

２．当連結会計年度中に売却したその他有価証券（自 平成23年４月１日 至 平成24年３月31日）

種類	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
(1) 株式	35	1	2
(2) 債券			
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
(3) その他	－	－	－
合計	35	1	2

３．減損処理を行った有価証券

当連結会計年度において、有価証券について０百万円（その他有価証券で時価のある株式０百万円、非上場株式０百万円）減損処理を行っております。

なお、当該有価証券の減損にあたっては、原則として時価等が取得原価より30％以上下落したものについて減損処理をすることとしております。

（デリバティブ取引関係）

前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

該当事項はありません。

当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

該当事項はありません。

（退職給付関係）

前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

該当事項はありません。

当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

１．採用している退職給付制度の概要

一部の国内連結子会社は、確定給付型の制度として確定給付型企業年金制度及び退職一時金制度を設けているほか、海外連結子会社においても確定給付型の制度を設けております。

なお、ＫＣカード株式会社において、退職金制度の一部について確定拠出年金制度へ移行しております。

２．退職給付債務に関する事項

(1) 退職給付債務	△904百万円
(2) 年金資産	939
(3) 連結貸借対照表計上額純額 (1)＋(2)	35
(4) 前払年金費用	44
(5) 退職給付引当金 (3)－(4)	△9

（注）１．退職給付債務の算定にあたり、簡便法を採用しております。

２．確定拠出年金制度への一部移行に伴う損益に与える影響額は次のとおりであります。

退職給付債務の減少	1,529百万円
年金資産の減少	△1,037
未認識数理計算上の差異	△239
退職給付引当金の減少	252

３．退職給付費用に関する事項

(1) 勤務費用	51百万円
(2) 利息費用	21
(3) 期待運用収益	△18
(4) 数理計算上の差異の費用処理額	43
(5) 退職給付費用	97
(6) 確定拠出年金制度への移行に伴う損益等	△252
(7) 簡便法への変更に伴う損益等	99
(8) その他	15

（注）１．退職給付費用の算定にあたり、簡便法を採用しております。

２．「(8)その他」は、確定拠出年金への掛金支払額であります。

（追加情報）

ＫＣカード㈱において、退職金制度の一部について確定拠出年金制度へ移行しております。当該移行について「退職給付制度間の移行等に関する会計処理」（企業会計基準適用指針第１号）に基づき退職給付制度の一部終了の会計処理を行った結果、当該移行による影響額は252百万円、また、当該移行に伴い退職給付債務の計算対象者が大幅に減少し、かつ、今後増加することがないと見込まれるため、従来の原則法から簡便法に変更しております。当該変更による影響額は99百万円であり、当該移行及び変更による影響額152百万円は、特別利益の「その他」に計上しております。

（ストック・オプション等関係）

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

１．ストック・オプションに係る当連結会計年度における費用計上額及び科目名

株式報酬費用　　40百万円

２．権利不行使による失効により利益として計上した金額

新株予約権戻入益　　３百万円

３．ストック・オプションの内容、規模及びその変動状況

(1) ストック・オプションの内容

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
付与対象者の区分及び人数	当社取締役　８名 当社従業員　74名	当社取締役　５名 当社子会社取締役　９名 当社及び当社子会社従業員 267名
株式の種類別のストック・オプションの数（注）	普通株式 422,000株	普通株式 442,000株
付与日	平成20年７月25日	平成21年11月27日
権利確定条件	付与日（平成20年７月25日）以降、権利確定日（平成22年７月31日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。	付与日（平成21年11月27日）以降、権利確定日（平成23年11月30日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。
対象勤務期間	自平成20年７月25日 至平成22年７月31日	自平成21年11月27日 至平成23年11月30日
権利行使期間	自平成22年８月１日 至平成27年７月31日	自平成23年12月１日 至平成28年７月31日

	Ｊトラスト株式会社 第２回ストック・オプション
付与対象者の区分及び人数	当社取締役　８名 当社子会社取締役　10名 当社及び当社子会社従業員 500名
株式の種類別のストック・オプションの数（注）	普通株式 515,500株
付与日	平成22年11月29日
権利確定条件	付与日（平成22年11月29日）以降、権利確定日（平成24年11月30日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。
対象勤務期間	自平成22年11月29日 至平成24年11月30日
権利行使期間	自平成24年12月１日 至平成29年７月31日

（注）　株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

当連結会計年度（平成23年３月期）において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

①ストック・オプションの数

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
権利確定前　（株）		
前連結会計年度末	408,000	432,000
付与	－	－
失効	－	55,000
権利確定	408,000	－
未確定残	－	377,000
権利確定後　（株）		
前連結会計年度末	－	－
権利確定	408,000	－
権利行使	257,000	－
失効	50,000	－
未行使残	101,000	－

	Ｊトラスト株式会社 第２回ストック・オプション
権利確定前　（株）	
前連結会計年度末	－
付与	515,500
失効	7,500
権利確定	－
未確定残	508,000
権利確定後　（株）	
前連結会計年度末	－
権利確定	－
権利行使	－
失効	－
未行使残	－

②単価情報

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
権利行使価格　（円）	133	231
行使時平均株価　（円）	256	－
付与日における公正な評価単価（円）	65	132

	Ｊトラスト株式会社 第２回ストック・オプション
権利行使価格　（円）	298
行使時平均株価　（円）	－
付与日における公正な評価単価（円）	150

４．ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたＪトラスト株式会社第２回ストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　　ブラック・ショールズ式

② 主な基礎数値及び見積方法

	Ｊトラスト株式会社 第２回ストック・オプション
株価変動性（注）１．	94.057％
予想残存期間（注）２．	4.34年
予想配当（注）３．	12円／株
無リスク利子率（注）４．	0.421％

（注）１．年率、過去4.34年の日次株価（平成18年７月28日～平成22年11月29日の各取引日における終値）に基づき算定しております。

２．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積もっております。

３．平成22年３月期の配当実績によっております。

４．予想残存期間に対応する期間に対応する国債の利回りであります。

５．ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

１．ストック・オプションに係る当連結会計年度における費用計上額及び科目名
株式報酬費用　　76百万円

２．権利不行使による失効により利益として計上した金額
新株予約権戻入益　　０百万円

３．ストック・オプションの内容、規模及びその変動状況
(1) ストック・オプションの内容

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
付与対象者の区分及び人数	当社取締役　８名 当社従業員　74名	当社取締役　5名 当社子会社取締役　9名 当社及び当社子会社従業員 267名
株式の種類別のストック・オプションの数（注）	普通株式 422,000株	普通株式 442,000株
付与日	平成20年７月25日	平成21年11月27日
権利確定条件	付与日（平成20年７月25日）以降、権利確定日（平成22年７月31日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。	付与日（平成21年11月27日）以降、権利確定日（平成23年11月30日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。
対象勤務期間	自平成20年７月25日 至平成22年７月31日	自平成21年11月27日 至平成23年11月30日
権利行使期間	自平成22年８月１日 至平成27年７月31日	自平成23年12月１日 至平成28年７月31日

	Ｊトラスト株式会社 第２回ストック・オプション	Ｊトラスト株式会社 第３回ストック・オプション
付与対象者の区分及び人数	当社取締役　8名 当社子会社取締役　10名 当社及び当社子会社従業員 500名	当社取締役　9名 当社子会社取締役　12名 当社及び当社子会社従業員 516名
株式の種類別のストック・オプションの数（注）	普通株式 515,500株	普通株式 548,000株
付与日	平成22年11月29日	平成23年８月31日
権利確定条件	付与日（平成22年11月29日）以降、権利確定日（平成24年11月30日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。	付与日（平成23年８月31日）以降、権利確定日（平成25年８月31日）まで継続して勤務していること。 但し、「新株予約権割当契約書」に定められた一定の事由が生じた場合には、権利が失効する場合がある。
対象勤務期間	自平成22年11月29日 至平成24年11月30日	自平成23年８月31日 至平成25年８月31日
権利行使期間	自平成24年12月１日 至平成29年７月31日	自平成25年９月１日 至平成30年７月31日

（注）　株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

当連結会計年度（平成24年３月期）において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

①ストック・オプションの数

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
権利確定前　　（株）		
前連結会計年度末	－	377,000
付与	－	－
失効	－	31,000
権利確定	－	346,000
未確定残	－	－
権利確定後　　（株）		
前連結会計年度末	101,000	－
権利確定	－	346,000
権利行使	60,000	156,000
失効	4,000	2,000
未行使残	37,000	188,000

	Ｊトラスト株式会社 第２回ストック・オプション	Ｊトラスト株式会社 第３回ストック・オプション
権利確定前　　（株）		
前連結会計年度末	508,000	－
付与	－	548,000
失効	44,000	12,600
権利確定	－	－
未確定残	464,000	535,400
権利確定後　　（株）		
前連結会計年度末	－	－
権利確定	－	－
権利行使	－	－
失効	－	－
未行使残	－	－

②単価情報

	株式会社イッコー 第１回ストック・オプション	Ｊトラスト株式会社 第１回ストック・オプション
権利行使価格　　（円）	133	231
行使時平均株価　　（円）	581	849
付与日における公正な評価単価（円）	65	132

	Ｊトラスト株式会社 第２回ストック・オプション	Ｊトラスト株式会社 第３回ストック・オプション
権利行使価格　　（円）	298	361
行使時平均株価　　（円）	－	－
付与日における公正な評価単価（円）	150	193

４．ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたＪトラスト株式会社第３回ストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

① 使用した評価技法　　ブラック・ショールズ式

② 主な基礎数値及び見積方法

	Ｊトラスト株式会社 第３回ストック・オプション
株価変動性（注）１．	96.430％
予想残存期間（注）２．	4.50年
予想配当（注）３．	10円／株
無リスク利子率（注）４．	0.320％

（注）１．年率､過去4.50年の日次株価（平成19年２月28日～平成23年８月31日の各取引日における終値）に基づき算定しております。

２．十分なデータの蓄積がなく､合理的な見積りが困難であるため､権利行使期間の中間点において行使されるものと推定して見積もっております。

３．平成23年３月期の配当実績によっております。

４．予想残存期間に対応する期間に対応する国債の利回りであります。

５．ストック・オプションの権利確定数の見積方法

基本的には､将来の失効数の合理的な見積りは困難であるため､実績の失効数のみ反映させる方法を採用しております。

（税効果会計関係）

前連結会計年度 （自　平成22年４月１日 至　平成23年３月31日）	当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	（単位：百万円）
繰延税金資産	
貸倒引当金繰入超過額	140
利息返還損失引当金	2,388
債務保証損失引当金	82
土地評価損	544
未払事業税	79
繰越欠損金	67,954
その他	142
繰延税金資産小計	71,333
評価性引当額	△71,192
繰延税金資産合計	140
繰延税金負債	
その他有価証券評価差額金	△0
繰延税金負債合計	△0
繰延税金資産（負債）の純額	140

繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。

	（単位：百万円）
流動資産－繰延税金資産	139
固定資産－繰延税金資産	1
固定負債－繰延税金負債	△0

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの当該差異の原因となった主要な項目別の内訳

	（単位：％）
法定実効税率	40.63
（調整）	
交際費等永久に損金に算入されない項目	0.11
住民税均等割	0.32
繰越欠損金の利用	△3.21
評価性引当額の減少	△9.59
過年度法人税等	1.72
のれん償却	0.70
その他	△0.93
税効果会計適用後の法人税等の負担率	29.75

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	（単位：百万円）
繰延税金資産	
貸倒引当金繰入超過額	2,880
利息返還損失引当金	7,623
未収利息不計上	1,006
減損損失	1,873
繰越欠損金	66,159
その他	490
繰延税金資産小計	80,034
評価性引当額	△79,876
繰延税金資産合計	158
繰延税金負債	
前払年金費用	15
資産除去債務	0
繰延税金負債合計	16
繰延税金資産（負債）の純額	141

繰延税金資産の純額は、連結貸借対照表の以下の項目に含まれております。

	（単位：百万円）
流動資産－繰延税金資産	154
固定資産－繰延税金資産	3
固定負債－繰延税金負債	△16

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの当該差異の原因となった主要な項目別の内訳

	（単位：％）
法定実効税率	40.69
（調整）	
交際費等永久に損金に算入されない項目	0.03
住民税均等割	0.07
評価性引当額の減少	△4.94
負ののれん発生益	△33.73
その他	△0.13
税効果会計適用後の法人税等の負担率	1.99

（企業結合等関係）
当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）
取得による企業結合
１．企業結合の概要
（1）被取得企業の名称及びその事業の内容
被取得企業の名称　　ネオラインクレジット貸付株式会社
事業の内容　　消費者向貸付
（2）企業結合を行った主な理由
貸金業務を営む事業会社にとって大きなメリットのある韓国市場での事業基盤拡大のため
（3）企業結合日
平成23年４月１日
（4）企業結合の法的形式並びに結合後企業の名称
企業結合の法的形式　　株式取得
結合後企業の名称　　ネオラインクレジット貸付株式会社
（5）取得した議決権比率
100％
（6）取得企業を決定するに至った主な根拠
当社による、現金を対価とする株式取得であること

２．連結財務諸表に含まれている被取得企業の業績の期間
平成23年４月１日から平成24年３月31日まで

３．被取得企業の取得原価及びその内訳

取得の対価	767百万円
取得原価	767百万円

４．発生したのれんの金額、発生原因、償却方法及び償却期間
（1）発生したのれんの金額
130百万円
（2）発生原因
企業結合時の純資産額が取得価額を下回ったことによるものであります。
（3）償却方法及び償却期間
５年間にわたる均等償却

５．企業結合日に受け入れた資産及び引き受けた負債の額並びにその内訳

流動資産	3,333百万円
固定資産	23
資産合計	3,356
流動負債	2,724
負債合計	2,724

取得による企業結合
１．企業結合の概要
（1）被取得企業の名称及びその事業の内容
被取得企業の名称　　ＫＣカード株式会社（旧　楽天ＫＣ株式会社）
事業の内容　　クレジットカード事業、貸金業等
（2）企業結合を行った主な理由
クレジットカード事業への参入及びＫＣカード株式会社が有する資産、顧客基盤の有効活用による、当社グループの企業価値向上のため
（3）企業結合日
平成23年８月１日
（4）企業結合の法的形式並びに結合後企業の名称
企業結合の法的形式　　株式取得
結合後企業の名称　　ＫＣカード株式会社
（5）取得した議決権比率
97.76％

(6) 取得企業を決定するに至った主な根拠
当社による、現金を対価とする株式取得であること

2．連結財務諸表に含まれている被取得企業の業績の期間
平成23年８月１日から平成24年３月31日まで

3．被取得企業の取得原価及びその内訳

取得の対価	4,450百万円
取得原価	4,450百万円

4．発生したのれんの金額、発生原因
(1) 発生したのれんの金額（負ののれん発生益）
29,444百万円
(2) 発生原因
企業結合時の純資産額が取得価額を上回ったことによるものであります。

5．企業結合日に受け入れた資産及び引き受けた負債の額並びにその内訳

流動資産	88,289百万円
固定資産	5,211
資産合計	93,500
流動負債	32,132
固定負債	26,299
負債合計	58,431

6．企業結合が連結会計年度開始の日に完了したと仮定した場合の当連結会計年度の連結損益計算書に及ぼす影響の概算額

営業収益	5,862百万円

（概算額の算定方法）
企業結合が連結会計年度開始の日に完了したと仮定して算定された営業収益と取得企業の連結損益計算書における営業収益との差額を、影響の概算額としております。損益情報につきましては、クレジットカード事業一体として管理していたため、記載しておりません。
なお、当該注記は監査証明を受けておりません。

取得による企業結合
1．企業結合の概要
(1) 相手先企業の名称及びその取得した事業の内容
相手先企業の名称　　更生会社株式会社武富士
取得した事業の内容　　消費者金融事業
(2) 企業結合を行った主な理由
業界最大手の地位にあった同社の事業基盤を引き継ぐことにより、当社グループの事業規模の一層の拡大を図るため
(3) 企業結合日
平成24年３月１日
(4) 企業結合の法的形式並びに結合後企業の名称
企業結合の法的形式　　更生会社株式会社武富士を分割会社として、株式会社ロプロを承継会社とする吸収分割
結合後企業の名称　　株式会社ロプロ

2．実施した会計処理の概要
「企業結合に関する会計基準」（企業会計基準第21号 平成20年12月26日）、「事業分離等に関する会計基準」（企業会計基準第７号 平成20年12月26日）、及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成20年12月26日）に基づきパーチェス法を適用して会計処理を行っております。

（資産除去債務関係）

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

資産除去債務は、重要性が乏しいため、記載を省略しております。

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

資産除去債務は、重要性が乏しいため、記載を省略しております。

（賃貸等不動産関係）

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

賃貸等不動産の総額に重要性が乏しいため、記載を省略しております。

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

賃貸等不動産の総額に重要性が乏しいため、記載を省略しております。

（セグメント情報等）

【セグメント情報】

Ⅰ 前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

１．報告セグメントの概要

当社グループの報告セグメントは、当社グループの構成単位のうち分離された財務情報が入手可能であり、当社取締役会が、経営資源の配分の決定及び業績を評価するために、定期的に検討を行う対象となっているものであります。

当社グループは、報告セグメントを事業別とし、「金融事業」「不動産事業」の２つにおいて、事業活動を展開しております。

「金融事業」は、消費者向・事業者向貸付業務、信販業務、信用保証業務、債権買取業務であります。「不動産事業」は、不動産売買、不動産仲介業務であります。

２．報告セグメントごとの営業収益、利益又は損失、資産、負債その他の項目の金額の算定方法

報告されている事業セグメントの会計処理の方法は、「連結財務諸表作成のための基本となる重要な事項」における記載と概ね同一であります。

報告セグメントの利益は、営業利益ベースの数値であります。

セグメント間の内部収益及び振替高は市場実勢価格又は第三者間取引価格に基づいております。

３．報告セグメントごとの営業収益、利益又は損失、資産、負債その他の項目の金額に関する情報

（単位：百万円）

	報告セグメント			その他（注）	合計
	金融事業	不動産事業	計		
営業収益					
外部顧客への営業収益	13,326	3,166	16,493	415	16,908
セグメント間の内部営業収益又は振替高	−	4	4	449	453
計	13,326	3,171	16,497	865	17,362
セグメント利益	4,017	407	4,425	40	4,466
セグメント資産	35,857	1,236	37,093	332	37,425
セグメント負債	23,399	423	23,822	124	23,947
その他の項目					
減価償却費	89	6	96	23	120
有形固定資産及び無形固定資産の増加額	71	29	100	6	107

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

４．報告セグメント合計額と連結財務諸表計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

営業収益	金額
報告セグメント計	16,497
「その他」の区分の営業収益	865
セグメント間取引消去	△453
連結財務諸表の営業収益	16,908

（単位：百万円）

利益	金額
報告セグメント計	4,425
「その他」の区分の利益	40
セグメント間取引消去	6
全社費用（注）	△148
連結財務諸表の営業利益	4,324

（注）全社費用は、報告セグメントに帰属しない一般管理費であります。

（単位：百万円）

資産	金額
報告セグメント計	37,093
「その他」の区分の資産	332
セグメント間取引消去	△46
全社資産（注）	483
連結財務諸表の資産合計	37,862

（注）全社資産は、主に報告セグメントに帰属しない当社及び当社子会社の所有する遊休不動産と当社子会社の所有する賃貸用不動産であります。

（単位：百万円）

負債	金額
報告セグメント計	23,822
「その他」の区分の負債	124
セグメント間取引消去	△46
連結財務諸表の負債合計	23,900

（単位：百万円）

その他の項目	報告セグメント計	その他	調整額	連結財務諸表計上額
減価償却費	96	23	0	120
有形固定資産及び無形固定資産の増加額	100	6	－	107

Ⅱ 当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

1．報告セグメントの概要

当社グループの報告セグメントは、当社グループの構成単位のうち分離された財務情報が入手可能であり、当社取締役会が、経営資源の配分の決定及び業績を評価するために、定期的に検討を行う対象となっているものであります。

当社グループは、報告セグメントを事業別とし、「金融事業」「不動産事業」「海外事業」の３つにおいて、事業活動を展開しております。なお、当連結会計年度において、海外で事業を営むネオラインクレジット貸付株式会社の発行済株式の全株式を取得し、当社の連結子会社としたことに伴い、報告セグメント「海外事業」を新たに追加しております。また、前連結会計年度については、該当事項はありません。

「金融事業」は、消費者向・事業者向貸付業務、クレジット・信販業務、信用保証業務、債権買取業務であります。なお、当連結会計年度において、ＫＣカード株式会社の株式を取得し、当社の連結子会社としたことに伴い、該当する事業部門の名称を信販業務からクレジット・信販業務に変更しております。「不動産事業」は、不動産売買、不動産仲介業務であります。「海外事業」は、消費者向貸付業務であります。

2．報告セグメントごとの営業収益、利益又は損失、資産、負債その他の項目の金額の算定方法

報告されている事業セグメントの会計処理の方法は、「連結財務諸表作成のための基本となる重要な事項」における記載と概ね同一であります。

報告セグメントの利益は、営業利益ベースの数値であります。

セグメント間の内部収益及び振替高は市場実勢価格又は第三者間取引価格に基づいております。

3．報告セグメントごとの営業収益、利益又は損失、資産、負債その他の項目の金額に関する情報

（単位：百万円）

	報告セグメント				その他（注）	合計
	金融事業	不動産事業	海外事業	計		
営業収益						
外部顧客への営業収益	19,605	2,645	1,916	24,167	341	24,508
セグメント間の内部営業収益又は振替高	321	25	－	346	517	864
計	19,927	2,670	1,916	24,514	859	25,373
セグメント利益	5,571	131	303	6,006	44	6,050
セグメント資産	113,165	1,889	5,895	120,950	317	121,267
セグメント負債	66,147	1,165	5,043	72,356	119	72,475
その他の項目						
減価償却費	171	7	8	187	29	216
有形固定資産及び無形固定資産の増加額	205	31	28	265	40	305
減損損失	48	－	－	48	－	48

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

４．報告セグメント合計額と連結財務諸表計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

営業収益	金額
報告セグメント計	24,514
「その他」の区分の営業収益	859
セグメント間取引消去	△864
連結財務諸表の営業収益	24,508

（単位：百万円）

利益	金額
報告セグメント計	6,006
「その他」の区分の利益	44
セグメント間取引消去	△117
全社費用（注）	△393
連結財務諸表の営業利益	5,539

（注）全社費用は、報告セグメントに帰属しない一般管理費であります。

（単位：百万円）

資産	金額
報告セグメント計	120,950
「その他」の区分の資産	317
セグメント間取引消去	△4,400
全社資産（注）	679
連結財務諸表の資産合計	117,546

（注）全社資産は、主に報告セグメントに帰属しない当社及び当社子会社の所有する遊休不動産と当社子会社の所有する賃貸用不動産であります。

（単位：百万円）

負債	金額
報告セグメント計	72,356
「その他」の区分の負債	119
セグメント間取引消去	△4,400
連結財務諸表の負債合計	68,074

（単位：百万円）

その他の項目	報告セグメント計	その他	調整額	連結財務諸表計上額
減価償却費	187	29	0	216
有形固定資産及び無形固定資産の増加額	265	40	－	305
減損損失	48	－	－	48

【関連情報】

Ⅰ 前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

１．製品及びサービスごとの情報

単一の製品・サービスの区分の外部顧客への売上高が連結損益計算書の売上高の90％を超えるため、記載を省略しております。

２．地域ごとの情報

(1) 売上高

本邦の外部顧客への売上高が連結損益計算書の売上高の90％を超えるため、記載を省略しております。

(2) 有形固定資産

本邦に所在している有形固定資産の金額が連結貸借対照表の有形固定資産の金額の90％を超えるため、記載を省略しております。

３．主要な顧客ごとの情報

外部顧客への売上高のうち、連結損益計算書の売上高の10％以上を占める相手先がないため、記載はありません。

Ⅱ 当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

１．製品及びサービスごとの情報

単一の製品・サービスの区分の外部顧客への売上高が連結損益計算書の売上高の90％を超えるため、記載を省略しております。

２．地域ごとの情報

(1) 売上高

本邦の外部顧客への売上高が連結損益計算書の売上高の90％を超えるため、記載を省略しております。

(2) 有形固定資産

本邦に所在している有形固定資産の金額が連結貸借対照表の有形固定資産の金額の90％を超えるため、記載を省略しております。

３．主要な顧客ごとの情報

外部顧客への売上高のうち、連結損益計算書の売上高の10％以上を占める相手先がないため、記載はありません。

【報告セグメントごとの固定資産の減損損失に関する情報】

前連結会計年度（自 平成22年４月１日 至 平成23年３月31日）

（単位：百万円）

	金融事業	不動産事業	その他（注）	全社・消去	合計
減損損失	49	―	―	―	49

（注）その他の金額は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務に係る金額であります。

当連結会計年度（自 平成23年４月１日 至 平成24年３月31日）

（単位：百万円）

	金融事業	不動産事業	海外事業（注）１．	その他（注）２．	全社・消去	合計
減損損失	48	―	―	―	―	48

（注）１．当連結会計年度において、海外で事業を営むネオラインクレジット貸付㈱の発行済株式の全株式を取得し、当社の連結子会社としたことに伴い、報告セグメント「海外事業」を新たに追加しております。なお、前連結会計年度については、該当事項はありません。

２．その他の金額は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務に係る金額であります。

【報告セグメントごとののれんの償却額及び未償却残高に関する情報】
前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

（単位：百万円）

	金融事業	不動産事業	その他（注）	全社・消去	合計
当期償却額	86	－	－	－	86
当期末残高	344	－	－	－	344

（注）その他の金額は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務に係る金額であります。

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

（単位：百万円）

	金融事業	不動産事業	海外事業（注）１．	その他（注）２．	全社・消去	合計
当期償却額	86	－	24	－	－	110
当期末残高	706	－	99	－	－	805

（注）１．当連結会計年度において、海外で事業を営むネオラインクレジット貸付㈱の発行済株式の全株式を取得し、当社の連結子会社としたことに伴い、報告セグメント「海外事業」を新たに追加しております。なお、前連結会計年度については、該当事項はありません。
２．その他の金額は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務に係る金額であります。

【報告セグメントごとの負ののれん発生益に関する情報】
前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）
当連結会計年度においては、金額の重要性が乏しいため、記載を省略しております。

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）
当連結会計年度において、「金融事業」セグメントにおいて、楽天株式会社よりＫＣカード株式会社（旧楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。企業結合時において、同社の資産・負債の時価を再評価した結果、負ののれん29,444百万円が発生したため、当連結会計年度において特別利益（負ののれん発生益）に計上しております。

【関連当事者情報】

前連結会計年度（自　平成22年４月１日　至　平成23年３月31日）

関連当事者との取引

連結財務諸表提出会社と関連当事者との取引

連結財務諸表提出会社の役員及び主要株主（個人の場合に限る。）等

種類	会社等の名称又は氏名	所在地	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合(%)	関連当事者との関係	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	ネオラインキャピタル㈱(注１)	東京都港区	60	金融業	－	代理店業務の受託 システム運用管理業務の受託	代理店業務の受託料の受取(注５)	75	未収入金	13
							代理店業務の受託料	75		
							システム運用管理業務の受託料の受取(注６)	146	売掛金	11
							システム運用管理業務の受託	126		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱エーエーディ(注１)	東京都中央区	30	印刷業	－	印刷等の委託 手形の割引	印刷等の委託の支払(注５)	44	未払金	5
							印刷等の委託	47		
							手形の割引(注７)	53	商業手形	4
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱フロックス(注２)	静岡市駿河区	300	金融業	－	貸付債権の被保証 債務保証に対する保証 システム運用管理業務の受託	貸付債権に係る被保証(注８)	－	－	201
							保証料の受取(注９)	11	未収入金	0
							保証料収入	10		
							保証料の支払(注８)	27	未払金	1
							保証料	23		
							代位弁済に備えた資金の預り(注８)	－	預り金	19
							債務保証に対する保証(注９)	304	－	－
							システム運用管理業務の受託料の受取(注６)	118	売掛金	8
							システム運用管理業務の受託	117		

種類	会社等の名称又は氏名	所在地	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合(％)	関連当事者との関係	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱ヴァラモス(注３)	京都市下京区	10	金融業	―	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注６)	21	売掛金	1
							システム運用管理業務の受託	23		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	アペンタクル㈱(注３)	栃木県宇都宮市	2,555	金融業	―	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注６)	37	売掛金	2
							システム運用管理業務の受託	40		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	ネオライン債権回収㈱(注４)	静岡市駿河区	500	金融業	―	貸付債権の譲受 土地の購入 不動産取引の仲介 システム運用管理業務の受託	貸付債権の譲受(注10)	813	―	―
							土地の購入(注11)	80	―	―
							不動産取引の仲介の請負(注５)	16	―	―
							システム運用管理業務の受託料の受取(注６)	13	売掛金	1
							システム運用管理業務の受託	12		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱ＳＦコーポレーション(注３)	横浜市港北区	1,020	金融業	―	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注６)	38	売掛金	3
							システム運用管理業務の受託	39		

取引条件ないし取引条件の決定方針等

(注) １．当社の主要株主である藤澤信義氏が議決権の100％を間接所有しているネオラインホールディングス㈱が議決権の100％を直接所有しております。

２．ネオラインキャピタル㈱が議決権の100％を直接所有しております。

３．ネオラインホールディングス㈱が議決権の100％を間接所有しております。

４．㈱フロックスが議決権の100％を直接所有しております。

５．取引条件は、独立第三者間と同様の一般的な基準で行っております。

６．取引条件は、見積原価をベースに価格交渉の上で決定しております。

７．割引条件は、子会社の顧客と同様の基準で行っております。

８．子会社が行う消費者向けの貸付に対し、㈱フロックスから保証を受けており、保証料率については、代位弁済の状況などを勘案して合理的に決定しております。

㈱フロックスから保証の承諾を受けて実行した消費者向貸付債権の代位弁済に備えて、毎月末残高の９％相当

額の資金を預かる旨の契約を締結しております。
9．㈱フロックスの信用保証業務に係る保証債務に対して、保証を行っております。
保証料率については、相互の負担割合を勘案して合理的に決定しております。
10．購入価格は、第三者機関の評価により時価を算出し決定しております。
11．取引条件は、近隣の取引実勢等に基づいて決定しております。
12．上記の取引金額には消費税等を含めておりません。期末残高には消費税等を含めております。

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

関連当事者との取引

連結財務諸表提出会社と関連当事者との取引

連結財務諸表提出会社の役員及び主要株主（個人の場合に限る。）等

種類	会社等の名称又は氏名	所在地	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合(%)	関連当事者との関係	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
主要株主(個人)及びその近親者	藤澤　信義	－	－	当社代表取締役社長	(被所有)直接 48.9%	資金の借入	資金の借入(注１)	22,000	株主、役員又は従業員からの短期借入金	22,000
							利息の支払	464	未払費用	4
							支払利息	468		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	ネオラインホールディングス㈱(注２)	東京都港区	100	ホールディング業	－	役員の兼任 株式の購入 利息の支払 業務の委託	株式の購入(注３)	767	－	－
							利息の支払(注４)	60	－	－
							業務委託料の支払(注６)	13	前払費用	1
							業務の委託	11		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	クロスシード㈱(注９)(注10)	仙台市青葉区	60	金融業	－	代理店業務の受託 システム運用管理業務の受託	代理店業務の受託料の受取(注６)	69	－	－
							代理店業務の受託料	69		
							システム運用管理業務の受託料の受取(注５)	74	－	－
							システム運用管理業務の受託	58		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱エーエーディ(注７)	東京都中央区	30	印刷業	－	印刷等の委託	印刷等の委託の支払(注６)	148	未払金	24
							印刷等の委託	166		

種類	会社等の名称又は氏名	所在地	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合(％)	関連当事者との関係	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱フロックス(注７)(注13)	静岡市駿河区	300	金融業	－	代理店業務の受託 貸付債権の被保証 債務保証に対する保証 システム運用管理業務の受託及び委託	代理店業務の受託料の受取(注６)	11	未収入金	1
							代理店業務の受託料	11		
							貸付債権に係る被保証(注14)	201	－	－
							保証料の支払(注14)	14	未払金	0
							保証料	13		
							代位弁済に備えた資金の預り(注14)	－	預り金	11
							債務保証に対する保証(注15)	208	－	－
							システム運用管理業務の受託料の受取(注５)	82	前受金	5
							システム運用管理業務の受託	69		
							システム運用管理業務の委託料の支払(注６)	18	買掛金	3
							システム運用管理業務の委託	19		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱ギルド(注９)(注11)	大阪市淀川区	10	金融業	－	システム運用管理業務の受託 不動産の賃貸	システム運用管理業務の受託料の受取(注５)	15	－	－
							システム運用管理業務の受託	13		
							事務所の家賃の受取(注12)	12	－	－
							受取家賃	12		

種類	会社等の名称又は氏名	所在地	資本金又は出資金(百万円)	事業の内容又は職業	議決権等の所有(被所有)割合(％)	関連当事者との関係	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	アペンタクル㈱(注９)	栃木県宇都宮市	2,555	金融業	－	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注５)	27	－	－
							システム運用管理業務の受託	22		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	ネオライン債権回収㈱(注８)	静岡市駿河区	500	金融業	－	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注５)	17	前受金	1
							システム運用管理業務の受託	14		
主要株主(個人)が議決権の過半数を所有している会社等(当該会社等の子会社を含む)	㈱ＳＦコーポレーション(注９)	横浜市港北区	1,020	金融業	－	システム運用管理業務の受託	システム運用管理業務の受託料の受取(注５)	13	－	－
							システム運用管理業務の受託	13		
役員及びその近親者	千葉 信育	－	－	当社代表取締役副社長	(被所有)直接 0.3％	債務被保証	借入金に対する被保証(注16)	603	－	－
役員及びその近親者	橋本 泰	－	－	当社取締役	(被所有)直接 0.1％	債務被保証	借入金に対する被保証(注17)	146	－	－

取引条件ないし取引条件の決定方針等

(注) １．借入利率は、当社の各調達先における実質調達金利を勘案して合理的に決定しております。なお、担保は提供しておりません。

２．当社の主要株主である藤澤信義氏が議決権の100％を間接所有しております。

３．当該株式は、当社の連結子会社となったネオラインクレジット貸付㈱の株式であり、株式の譲受価額は、第三者機関の評価結果を踏まえ、相互協議の上で決定しております。

４．ネオラインクレジット貸付㈱によるネオラインホールディングス㈱からの借入金に係る利息の支払いであります。

５．取引条件は、見積原価をベースに価格交渉の上で決定しております。

６．取引条件は、独立第三者間と同様の一般的な基準で行っております。

７．当社の主要株主である藤澤信義氏が議決権の100％を間接所有しているネオラインホールディングス㈱が議決権の100％を直接所有しております。

８．㈱フロックスが議決権の100％を直接所有しておりましたが、平成24年５月14日付で資本関係が解消されております。また、平成24年６月１日付で、リンク債権回収㈱に商号変更しております。

９．当連結会計年度中に関連当事者ではなくなったため、関連当事者であった期間の取引を記載しております。

10．クロスシード㈱は、平成24年１月31日付でネオラインキャピタル㈱から商号変更しております。

11．㈱ギルドは、平成24年２月27日付で㈱ヴァラモスから商号変更しております。

12. 取引条件は、近隣の取引実勢等をベースに価格交渉の上で決定しております。
13. ㈱フロックスは、平成24年５月１日付で㈱クレディアに商号変更しております。
14. 子会社が行う消費者向けの貸付に対し、㈱フロックスから保証を受けており、保証料率については、代位弁済の状況などを勘案して合理的に決定しております。
㈱フロックスから保証の承諾を受けて実行した消費者向貸付債権の代位弁済に備えて、毎月末残高の９％相当額の資金を預かる旨の契約を締結しております。
15. ㈱フロックスの信用保証業務に係る保証債務に対して、保証を行っております。
保証料率については、相互の負担割合を勘案して合理的に決定しております。
16. ネオラインクレジット貸付㈱による金融機関からの借入に対する保証を行っております。
17. キーノート㈱による金融機関からの借入に対する保証を行っております。
18. 上記の取引金額には消費税等を含めておりません。期末残高には消費税等を含めております。

（１株当たり情報）

前連結会計年度 （自　平成22年４月１日 至　平成23年３月31日）		当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）	
１株当たり純資産額	232.39円	１株当たり純資産額	798.17円
１株当たり当期純利益金額	54.30円	１株当たり当期純利益金額	575.96円
潜在株式調整後１株当たり当期純利益金額	53.85円	潜在株式調整後１株当たり当期純利益金額	567.68円

（注）１．当社は、平成24年５月７日開催の当社取締役会の決議に基づき、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。

（会計方針の変更）
当連結会計年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成22年６月30日）、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成22年６月30日公表分）及び「１株当たり当期純利益に関する実務上の取扱い」（実務対応報告第９号　平成22年６月30日）を適用しております。
この適用により、当連結会計年度の連結貸借対照表日後に行った株式分割は、前連結会計年度の期首に行われたと仮定して１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。
これらの会計基準等を適用しなかった場合の、前連結会計年度の１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額は、以下のとおりであります。
１株当たり純資産額　464.78円
１株当たり当期純利益金額　108.60円
潜在株式調整後１株当たり当期純利益金額　107.70円

２．１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成22年４月１日 至　平成23年３月31日）	当連結会計年度 （自　平成23年４月１日 至　平成24年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	3,233	34,500
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	3,233	34,500
期中平均株式数（千株）	59,547	59,902
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	499	873

３．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前連結会計年度末 （平成23年３月31日）	当連結会計年度末 （平成24年３月31日）
純資産の部の合計額（百万円）	13,961	49,471
純資産の部の合計額から控除する金額（百万円）	67	1,404
（うち新株予約権）	(52)	(103)
（うち少数株主持分）	(14)	(1,300)
普通株式に係る期末の純資産額（百万円）	13,894	48,067
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	59,790	60,221

（重要な後発事象）

当連結会計年度（自　平成23年４月１日　至　平成24年３月31日）

１．当社は、平成24年６月27日開催の第36回定時株主総会において、会社法第236条、第238条及び239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき特別決議いたしました。

なお、詳細については、「第４　提出会社の状況　１．株式等の状況　(9)ストックオプション制度の内容」に記載のとおりであります。

２．平成24年５月７日開催の当社取締役会において、次のとおり株式分割を行うことを決議いたしました。

(1) 株式分割の目的

当社株式の流動性の向上と投資家層の拡大を図ることを目的として、株式の分割を実施するものであります。

(2) 株式分割の方法

平成24年５月31日を基準日とし、同日最終の株主名簿に記載又は記録された株主の所有普通株式数を１株につき２株の割合をもって分割いたします。

(3) 株式分割の効力発生日

平成24年６月１日

(4) 株式分割により増加する株式数

株式分割前の発行済株式総数	31,145,696株
株式分割により増加する株式数	31,145,696株
株式分割後の発行済株式総数	62,291,392株
株式分割後の発行可能株式総数	70,000,000株

(5) 新株予約権行使価額の調整

	調整前株式数	調整後株式数	調整前行使価額	調整後行使価額
イッコー第１回新株予約権	37,000株	74,000株	133円	67円
Ｊトラスト第１回新株予約権	176,000株	352,000株	231円	116円
Ｊトラスト第２回新株予約権	463,500株	927,000株	298円	149円
Ｊトラスト第３回新株予約権	533,400株	1,066,800株	361円	181円
Ｊトラスト第Ｎ－６回新株予約権	3,620株	7,240株	345円	173円
Ｊトラスト第Ｎ－７回新株予約権	390株	780株	945円	473円
Ｊトラスト第Ｎ－８回新株予約権	12,090株	24,180株	1,054円	527円
Ｊトラスト第Ｎ－９回新株予約権	13,100株	26,200株	2,050円	1,025円
Ｊトラスト第Ｎ－10回新株予約権	13,400株	26,800株	740円	370円

(6) １株当たり情報に及ぼす影響

当該株式分割が前連結会計年度の開始の日に行われたと仮定した場合の１株当たり情報及び当連結会計年度の開始の日に行われたと仮定した場合の１株当たり情報は、「第５　経理の状況　１．連結財務諸表等　(1) 連結財務諸表　注記事項　（１株当たり情報）」に記載のとおりであります。

３．当社の関連会社であるアドアーズ株式会社（以下、「アドアーズ」という。）を、平成24年６月26日付で、当社の連結子会社といたしました。

その概要は次のとおりであります。

(1) 異動の理由

当社は、当社の代表取締役社長であり、アドアーズの代表取締役会長である藤澤信義氏（以下、「藤澤氏」という。）の経営手腕を一層発揮できる体制に資するアドアーズの取締役会の役員構成に刷新するため、取締役として当社グループの役員の派遣を要請し、平成24年６月26日付のアドアーズ定時株主総会で決議されたことにより、当該役員は同日就任いたしました。また、これにあわせてアドアーズでは、当社との情報共有・意思決定の迅速化を目的に、本店所在地を東京都中央区から当社グループ各社が構える東京都港区虎ノ門への変更を決議しております。

当社は、アドアーズの役員人事・本店移転についてアドアーズの第二位株主であるＧＦ投資ファンド投資事業有限責任組合（以下、「ＧＦ」という。）の同意が得られたことに加え、当社の連結子会社である株式会社ネクストジャパンホールディングスがＧＦに対する貸付を行っていることから、連結する会社の範囲を判定するための基準に照らし、ＧＦは間接的に「緊密な者（当社と出資、人事、資金、技術、取引等において緊密な関係があることにより当社の意思と同一の内容の議決権を行使すると認められる者）」に該当すると認識しております。

当社グループは、現時点において、アドアーズの議決権の40％未満の所有に留まっておりますが、「緊密な者」であるＧＦが所有している議決権と併せることにより、アドアーズの議決権の過半数を所有することとなります。また、当社グループから派遣する取締役以外のアドアーズの他の取締役についても、藤澤氏の意向・経営方針を十分に理解していることから、当該取締役と当社グループから派遣する取締役を併せると、当社がアドアーズの意思決定機関である取締役会を実質的に支配することが推測される事実が存在する状況にあるため、支配力基準により、アドアーズを当社の連結子会社といたしました。

(2) 当該子会社の名称、住所、代表者の氏名、資本金、事業の内容

① 名称	アドアーズ株式会社
② 住所	東京都中央区日本橋馬喰町二丁目１番３号
③ 代表者の氏名	代表取締役会長　　藤澤 信義
④ 資本金	4,405百万円（平成24年３月31日現在）
⑤ 事業の内容	アミューズメント施設の運営・企画・開発・設計・施工・監理等

(3) 当該異動の前後における当社の所有に係る当該子会社の議決権の数及び当該子会社の総株主等の議決権に対する割合

	（異動前）	（異動後）
議決権の数	41,054個	41,054個
	（うち間接所有：41,054個）	（うち間接所有：41,054個）
総株主等の議決権に対する割合	34.16％	34.16％
	（うち間接所有：34.16％）	（うち間接所有：34.16％）

（注）当社の所有に係る当該子会社の議決権の数及び当該子会社の総株主等の議決権に対する割合は、当社連結子会社の㈱ネクストジャパンホールディングスが直接保有しております。なお、平成24年７月１日付で、当社を存続会社とし、㈱ネクストジャパンホールディングスを消滅会社とする吸収合併を予定しており、当該合併後は、当社が当該子会社の議決権を直接保有いたします。

(4) 異動日

平成24年６月26日

⑤【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	当期首残高（百万円）	当期末残高（百万円）	平均利率（％）	返済期限
短期借入金	2,465	25,039	3.9	―
１年以内に返済予定の長期借入金	1,515	2,537	4.8	―
１年以内に返済予定のリース債務	―	―	―	―
長期借入金（１年以内に返済予定のものを除く。）	10,814	13,670	4.0	平成25年～31年
リース債務（１年以内に返済予定のものを除く。）	―	―	―	―
その他有利子負債 割引手形	1,291	1,776	3.4	―
合計	16,087	43,024	―	―

（注）１．「平均利率」については、期末借入金残高に対する加重平均利率を記載しております。

２．長期借入金（１年以内に返済予定のものを除く。）の連結決算日後５年間の返済予定額は以下のとおりであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	2,024	1,551	1,579	1,433

【資産除去債務明細表】

当連結会計年度期首及び当連結会計年度末における資産除去債務の金額が、当連結会計年度期首及び当連結会計年度末における負債及び純資産の合計額の100分の１以下であるため、連結財務諸表規則第92条の２の規定により記載を省略しております。

（２）【その他】

当連結会計年度における四半期情報等

（累計期間）	第１四半期	第２四半期	第３四半期	当連結会計年度
営業収益（百万円）	3,774	10,106	17,246	24,508
税金等調整前四半期（当期）純利益金額（百万円）	586	30,721	33,640	35,319
四半期（当期）純利益金額（百万円）	377	30,306	32,990	34,500
１株当たり四半期（当期）純利益金額（円）	6.32	506.56	551.25	575.96

（会計期間）	第１四半期	第２四半期	第３四半期	第４四半期
１株当たり四半期純利益金額（円）	6.32	500.24	44.69	24.71

（注）当社は、平成24年５月７日開催の当社取締役会の決議に基づき、平成24年６月１日付で株式１株につき２株の株式分割を行っております。当連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期純利益金額及び１株当たり当期純利益金額を算定しております。

２【財務諸表等】
(1)【財務諸表】
①【貸借対照表】

（単位：百万円）

	前事業年度 (平成23年３月31日)	当事業年度 (平成24年３月31日)
資産の部		
流動資産		
現金及び預金	※1 11,784	※1 1,548
買取債権	※2 3,068	―
前払費用	17	25
繰延税金資産	81	―
未収収益	17	223
関係会社短期貸付金	3,522	22,273
その他	30	24
流動資産合計	18,522	24,095
固定資産		
有形固定資産		
建物	56	19
減価償却累計額	△32	△7
建物（純額）	24	12
車両運搬具	3	―
減価償却累計額	△3	―
車両運搬具（純額）	0	―
器具備品	99	91
減価償却累計額	△78	△80
器具備品（純額）	21	10
土地	※1 82	※1 71
有形固定資産合計	128	94
無形固定資産		
ソフトウエア	3	2
電話加入権	4	4
無形固定資産合計	8	6
投資その他の資産		
投資有価証券	※1 515	※1 515
関係会社株式	1,706	7,142
出資金	51	117
関係会社長期貸付金	―	6,700
長期前払費用	5	2
差入保証金	136	114
会員権	8	―
長期預金	―	400
貸倒引当金	△3	―
投資その他の資産合計	2,420	14,991
固定資産合計	2,557	15,092
資産合計	21,080	39,188

（単位：百万円）

	前事業年度 (平成23年３月31日)	当事業年度 (平成24年３月31日)
負債の部		
流動負債		
短期借入金	※1, ※4 596	※1, ※4 684
株主、役員又は従業員からの短期借入金	―	15,000
1年内返済予定の長期借入金	※1 486	※1 1,289
未払金	34	31
未払法人税等	984	42
未払費用	8	20
預り金	76	64
前受収益	127	935
その他	8	28
流動負債合計	2,322	18,097
固定負債		
長期借入金	※1 6,605	※1 9,523
長期前受収益	1,036	―
その他	26	34
固定負債合計	7,668	9,557
負債合計	9,990	27,654
純資産の部		
株主資本		
資本金	4,496	4,530
資本剰余金		
資本準備金	2,230	2,265
資本剰余金合計	2,230	2,265
利益剰余金		
その他利益剰余金		
繰越利益剰余金	4,380	4,704
利益剰余金合計	4,380	4,704
自己株式	△72	△72
株主資本合計	11,034	11,427
評価・換算差額等		
その他有価証券評価差額金	2	3
評価・換算差額等合計	2	3
新株予約権	52	103
純資産合計	11,089	11,533
負債純資産合計	21,080	39,188

②【損益計算書】

（単位：百万円）

	前事業年度 (自 平成22年４月１日 至 平成23年３月31日)	当事業年度 (自 平成23年４月１日 至 平成24年３月31日)
営業収益		
受取割引料	11	—
貸付金利息	29	—
受取利息	—	※3 681
受取配当金	—	※3 625
受取手数料	12	—
預金利息	2	1
その他の金融収益	※1 3,523	※1 1,679
その他の営業収益	※2 286	※2 101
営業収益合計	3,866	3,090
営業費用		
支払割引料	2	—
借入金利息	311	802
保証料	4	—
その他の営業費用	41	—
営業費用合計	360	802
営業総利益	3,506	2,288
販売費及び一般管理費		
広告宣伝費	34	47
貸倒引当金繰入額	34	—
貸倒損失	2	—
債務保証損失引当金繰入額	23	—
役員報酬	148	175
給料及び手当	331	227
株式報酬費用	40	76
福利厚生費	80	45
通信費	18	12
租税公課	63	43
減価償却費	25	14
賃借料	73	65
調査費	5	0
支払手数料	395	327
その他	80	59
販売費及び一般管理費合計	1,357	1,095
営業利益	2,148	1,192
営業外収益		
受取利息	※3 253	—
受取配当金	1	19
雑収入	11	8
営業外収益合計	266	28

（単位：百万円）

	前事業年度 (自 平成22年４月１日 至 平成23年３月31日)	当事業年度 (自 平成23年４月１日 至 平成24年３月31日)
営業外費用		
減価償却費	1	0
保証金解約損	0	—
その他	—	0
営業外費用合計	1	0
経常利益	2,414	1,219
特別利益		
固定資産売却益	※4 7	—
投資有価証券売却益	20	1
新株予約権戻入益	3	0
その他	—	0
特別利益合計	30	3
特別損失		
過年度損益修正損	8	—
固定資産売却損	※5 3	※5 0
固定資産廃棄損	0	0
固定資産評価損	—	2
減損損失	※6 37	※6 3
投資有価証券売却損	—	0
投資有価証券評価損	0	0
特別損失合計	49	6
税引前当期純利益	2,395	1,216
法人税、住民税及び事業税	1,165	451
過年度法人税等	79	—
法人税等調整額	△20	81
法人税等合計	1,224	533
当期純利益	1,170	683

③【株主資本等変動計算書】

（単位：百万円）

	前事業年度 (自 平成22年４月１日 至 平成23年３月31日)	当事業年度 (自 平成23年４月１日 至 平成24年３月31日)
株主資本		
資本金		
当期首残高	4,470	4,496
当期変動額		
新株の発行	25	34
当期変動額合計	25	34
当期末残高	4,496	4,530
資本剰余金		
資本準備金		
当期首残高	2,205	2,230
当期変動額		
新株の発行	25	34
当期変動額合計	25	34
当期末残高	2,230	2,265
資本剰余金合計		
当期首残高	2,205	2,230
当期変動額		
新株の発行	25	34
当期変動額合計	25	34
当期末残高	2,230	2,265
利益剰余金		
その他利益剰余金		
繰越利益剰余金		
当期首残高	3,801	4,380
当期変動額		
剰余金の配当	△356	△358
分割型の会社分割による減少	△235	―
当期純利益	1,170	683
当期変動額合計	578	324
当期末残高	4,380	4,704
利益剰余金合計		
当期首残高	3,801	4,380
当期変動額		
剰余金の配当	△356	△358
分割型の会社分割による減少	△235	―
当期純利益	1,170	683
当期変動額合計	578	324
当期末残高	4,380	4,704
自己株式		
当期首残高	△72	△72
当期変動額		
自己株式の取得	△0	△0
当期変動額合計	△0	△0
当期末残高	△72	△72

（単位：百万円）

	前事業年度 (自　平成22年４月１日 至　平成23年３月31日)	当事業年度 (自　平成23年４月１日 至　平成24年３月31日)
株主資本合計		
当期首残高	10,404	11,034
当期変動額		
新株の発行	50	68
剰余金の配当	△356	△358
分割型の会社分割による減少	△235	－
当期純利益	1,170	683
自己株式の取得	△0	△0
当期変動額合計	629	392
当期末残高	11,034	11,427
評価・換算差額等		
その他有価証券評価差額金		
当期首残高	6	2
当期変動額		
株主資本以外の項目の当期変動額（純額）	△3	0
当期変動額合計	△3	0
当期末残高	2	3
評価・換算差額等合計		
当期首残高	6	2
当期変動額		
株主資本以外の項目の当期変動額（純額）	△3	0
当期変動額合計	△3	0
当期末残高	2	3
新株予約権		
当期首残高	31	52
当期変動額		
株主資本以外の項目の当期変動額（純額）	20	51
当期変動額合計	20	51
当期末残高	52	103
純資産合計		
当期首残高	10,442	11,089
当期変動額		
新株の発行	50	68
剰余金の配当	△356	△358
分割型の会社分割による減少	△235	－
当期純利益	1,170	683
自己株式の取得	△0	△0
株主資本以外の項目の当期変動額（純額）	17	51
当期変動額合計	646	444
当期末残高	11,089	11,533

【重要な会計方針】

項目	当事業年度 （自　平成23年４月１日 至　平成24年３月31日）
１．有価証券の評価基準及び評価方法	(1) 有価証券 子会社株式 移動平均法による原価法 その他有価証券 ・時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） ・時価のないもの 移動平均法による原価法
２．固定資産の減価償却の方法	(1) 有形固定資産 定率法によっております。 なお、主な耐用年数は以下のとおりであります。 建物　　８年～37年 (2) 無形固定資産 定額法によっております。 なお、自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づいております。 (3) 長期前払費用 定額法によっております。
３．収益及び費用の計上基準	(1) 買取債権の回収に係る収益の計上基準 債権金額と取得原価との差額を営業収益（その他の金融収益）に計上しております。将来のキャッシュ・フローを見積もることが可能な債権は償却原価法により、将来のキャッシュ・フローを見積もることが困難な債権は回収額に応じて営業収益を計上する方法によっております。
４．その他財務諸表作成のための基本となる重要な事項	(1) 消費税等の会計処理 税抜方式によっております。 但し、固定資産に係る控除対象外消費税等は、長期前払費用に計上し、５年間で均等償却しております。

【会計方針の変更】

当事業年度 （自　平成23年４月１日 至　平成24年３月31日）
（１株当たり当期純利益に関する会計基準等の適用） 当事業年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成22年６月30日）、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成22年６月30日公表分）及び「１株当たり当期純利益に関する実務上の取扱い」（実務対応報告第９号　平成22年６月30日）を適用しております。 当事業年度の貸借対照表日後に１株につき２株の株式分割を行いましたが、前事業年度の期首に当該株式分割が行われたと仮定し、１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。 なお、１株当たり情報に与える影響は、当該箇所に記載しております。

【追加情報】

当事業年度 （自　平成23年４月１日 至　平成24年３月31日）
（会計上の変更及び誤謬の訂正に関する会計基準等の適用） 当事業年度の期首以後に行われる会計上の変更及び過去の誤謬の訂正より、「会計上の変更及び誤謬の訂正に関する会計基準」（企業会計基準第24号　平成21年12月４日）及び「会計上の変更及び誤謬の訂正に関する会計基準の適用指針」（企業会計基準適用指針第24号　平成21年12月４日）を適用しております。

【注記事項】

（貸借対照表関係）

<table>
<tr><th>前事業年度
（平成23年３月31日）</th><th>当事業年度
（平成24年３月31日）</th></tr>
<tr><td>※１．担保に供している資産及びこれに対応する債務は次のとおりであります。
（イ)担保に供している資産
科目 / 金額（百万円）
預金 319
土地 67
投資有価証券 500
計 886
（ロ)上記に対応する債務
科目 / 金額（百万円）
短期借入金 500
１年内返済予定の長期借入金 486
長期借入金 6,605
計 7,591
（イ）担保に供している資産は、上記の債務の他に信用保証業務に係る保証債務の担保にもなっております。</td><td>※１．担保に供している資産及びこれに対応する債務は次のとおりであります。
（イ)担保に供している資産
科目 / 金額（百万円）
預金 719
土地 67
投資有価証券 499
計 1,286
（ロ)上記に対応する債務
科目 / 金額（百万円）
短期借入金 520
１年内返済予定の長期借入金 1,289
長期借入金 9,523
計 11,332
（イ）担保に供している資産は、上記の債務の他に保証債務及び子会社の借入金に係る担保にもなっております。</td></tr>
<tr><td>※２．関係会社項目
関係会社に対する資産には区分掲記されたもののほか次のものがあります。
流動資産
買取債権 3,068百万円</td><td>２．　――――――</td></tr>
<tr><td>３．偶発債務
信用保証業務として金融機関からの借入債務に対する保証を行っております。
保証債務（事業者及び消費者 11,529件） 10,298百万円
保証債務（連結子会社７件） 6,639
債務保証損失引当金 ―
差引額 16,937</td><td>３．偶発債務
信用保証業務として、主に金融機関からの借入債務に対する保証を行っております。
保証債務（事業者及び消費者 28,804件） 23,417百万円
保証債務（連結子会社10件） 9,926
債務保証損失引当金 ―
差引額 33,343</td></tr>
<tr><td>※４．当社は、運転資金の効率的な調達を行うため取引銀行１行と貸出コミットメント契約を締結しております。当契約に基づく当事業年度末の借入未実行残高は次のとおりであります。
貸出コミットメントの総額 500百万円
借入実行残高 500
差引額 ―</td><td>※４．当社は、運転資金の効率的な調達を行うため取引銀行１行と貸出コミットメント契約を締結しております。当契約に基づく当事業年度末の借入未実行残高は次のとおりであります。
貸出コミットメントの総額 500百万円
借入実行残高 500
差引額 ―</td></tr>
</table>

（損益計算書関係）

前事業年度 （自 平成22年４月１日 至 平成23年３月31日）	当事業年度 （自 平成23年４月１日 至 平成24年３月31日）
※１．その他の金融収益の内訳	※１．その他の金融収益の内訳

前事業年度

科目	金額（百万円）
貸付金利息（買取債権）	286
回収差益（買取債権）	3,237
計	3,523

当事業年度

科目	金額（百万円）
貸付金利息（買取債権）	58
回収差益（買取債権）	1,621
計	1,679

※２．その他の営業収益の内訳

前事業年度

科目	金額（百万円）
償却済債権取立益	7
保証料収入	195
求償権損害金	5
不動産事業売上高	49
仲介料収入	28
計	286

当事業年度

科目	金額（百万円）
償却済債権取立益	2
保証料収入	98
仲介料収入	0
その他	0
計	101

※３．関係会社に係る注記

前事業年度

科目	金額（百万円）
受取利息	253

当事業年度

科目	金額（百万円）
受取利息	681
受取配当金	625
計	1,307

※４．固定資産売却益の内訳

前事業年度

科目	金額（百万円）
建物	1
土地	5
計	7

当事業年度

４．　――――――

※５．固定資産売却損の内訳

前事業年度

科目	金額（百万円）
建物	0
器具備品	0
土地	2
計	3

当事業年度

科目	金額（百万円）
器具備品	0
土地	0
会員権	0
計	0

<table>
<tr><th>前事業年度
(自　平成22年４月１日
至　平成23年３月31日)</th><th>当事業年度
(自　平成23年４月１日
至　平成24年３月31日)</th></tr>
<tr><td>※６．減損損失
当事業年度において、当社は以下の資産グループについて減損損失を計上しております。
<table><tr><th>場所</th><th>用途</th><th>種類</th></tr><tr><td>大阪市中央区</td><td>遊休資産</td><td>建物</td></tr><tr><td>兵庫県赤穂郡上郡町</td><td>遊休資産</td><td>建物</td></tr><tr><td>神戸市北区</td><td>遊休資産</td><td>建物</td></tr><tr><td>大阪市中央区</td><td>遊休資産</td><td>器具備品</td></tr><tr><td>兵庫県赤穂郡上郡町</td><td>遊休資産</td><td>土地</td></tr><tr><td>神戸市北区</td><td>遊休資産</td><td>土地</td></tr><tr><td>京都府相楽郡精華町 他２件</td><td>遊休資産</td><td>土地</td></tr></table>当社は、資産グループを事業用資産、賃貸用資産、遊休資産に分類しております。
除却を予定していた建物及び器具備品については帳簿価額を零とし、売却を予定しております建物及び土地については売却予定価額とし、それ以外のものについては帳簿価額を回収可能価額まで減額し、当該減少額37百万円を特別損失に計上しております。その内訳は、建物24百万円、器具備品０百万円、土地12百万円であります。
なお、回収可能価額は、不動産鑑定評価基準、路線価、公示価格及び固定資産税評価額を基にした正味売却可能価額により評価しております。</td><td>※６．減損損失
当事業年度において、当社は以下の資産グループについて減損損失を計上しております。
<table><tr><th>場所</th><th>用途</th><th>種類</th></tr><tr><td>大阪市淀川区</td><td>遊休資産</td><td>建物及び土地</td></tr><tr><td>滋賀県米原市</td><td>遊休資産</td><td>建物、土地及び会員権</td></tr></table>当社は、資産グループを事業用資産、賃貸用資産、遊休資産に分類しております。
売却を予定していた建物、土地及び会員権については売却価額とし、売却を予定している建物及び土地については売却予定価額まで減額し、当該減少額３百万円を特別損失に計上しております。その内訳は、建物３百万円、土地０百万円、会員権０百万円であります。</td></tr>
</table>

（株主資本等変動計算書関係）

前事業年度（自　平成22年４月１日　至　平成23年３月31日）

自己株式の種類及び株式数に関する事項

	当事業年度期首株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	114	0	－	114
合計	114	0	－	114

（注）　普通株式の自己株式の株式数の増加０千株は、単元未満株式の買取りによる増加であります。

当事業年度（自　平成23年４月１日　至　平成24年３月31日）

自己株式の種類及び株式数に関する事項

	当事業年度期首株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	114	0	－	114
合計	114	0	－	114

（注）　普通株式の自己株式の株式数の増加０千株は、単元未満株式の買取りによる増加であります。

（リース取引関係）

<table>
<tr><th>前事業年度
（自 平成22年４月１日
至 平成23年３月31日）</th><th>当事業年度
（自 平成23年４月１日
至 平成24年３月31日）</th></tr>
<tr><td>ファイナンス・リース取引
所有権移転外ファイナンス・リース取引
① リース資産の内容
当事業年度末において該当する資産はありません。
② リース資産の減価償却の方法
当事業年度末において該当する資産が存在しないため記載を省略しております。
なお、所有権移転外ファイナンス・リース取引のうち、リース取引開始日が、平成20年３月31日以前のリース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、その内容は次のとおりであります。
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額
（百万円）</th><th>減価償却累計額相当額
（百万円）</th><th>期末残高相当額
（百万円）</th></tr><tr><td>器具備品</td><td>16</td><td>7</td><td>9</td></tr><tr><td>ソフトウェア</td><td>7</td><td>6</td><td>0</td></tr><tr><td>合計</td><td>24</td><td>14</td><td>10</td></tr></table>(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年以内　3百万円
１年超　7
計　10
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額、支払利息相当額及び減損損失
支払リース料　5百万円
減価償却費相当額　4
支払利息相当額　0
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
（減損損失について）
リース資産に配分された減損損失はありません。</td>
<td>ファイナンス・リース取引
所有権移転外ファイナンス・リース取引
① リース資産の内容
当事業年度末において該当する資産はありません。
② リース資産の減価償却の方法
当事業年度末において該当する資産が存在しないため記載を省略しております。
なお、所有権移転外ファイナンス・リース取引のうち、リース取引開始日が、平成20年３月31日以前のリース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、その内容は次のとおりであります。
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額
（百万円）</th><th>減価償却累計額相当額
（百万円）</th><th>期末残高相当額
（百万円）</th></tr><tr><td>器具備品</td><td>14</td><td>6</td><td>7</td></tr></table>(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年以内　2百万円
１年超　5
計　7
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額、支払利息相当額及び減損損失
支払リース料　2百万円
減価償却費相当額　2
支払利息相当額　0
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。
（減損損失について）
リース資産に配分された減損損失はありません。</td></tr>
</table>

（有価証券関係）

前事業年度（自 平成22年４月１日 至 平成23年３月31日）

子会社株式及び関連会社株式（貸借対照表計上額 子会社株式1,706百万円）は、市場価格がなく、時価を把握することが極めて困難と認められることから、記載しておりません。

当事業年度（自 平成23年４月１日 至 平成24年３月31日）

子会社株式及び関連会社株式（貸借対照表計上額 子会社株式7,142百万円）は、市場価格がなく、時価を把握することが極めて困難と認められることから、記載しておりません。

（税効果会計関係）

前事業年度 （自　平成22年４月１日 至　平成23年３月31日）	当事業年度 （自　平成23年４月１日 至　平成24年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 （単位：百万円） 繰延税金資産 　土地評価損　41 　有価証券評価損　226 　未払事業税　73 　その他　50 繰延税金資産小計　392 　評価性引当額　△310 繰延税金資産合計　81 繰延税金負債 　その他有価証券評価差額金　－ 繰延税金負債合計　－ 繰延税金資産（負債）の純額　81 繰延税金資産の純額は、貸借対照表の以下の項目に含まれております。 （単位：百万円） 流動資産－繰延税金資産　81	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 （単位：百万円） 繰延税金資産 　土地評価損　33 　有価証券評価損　199 　子会社株式　1,160 　未払事業税　7 　その他　53 繰延税金資産小計　1,454 　評価性引当額　△1,454 繰延税金資産合計　－ 繰延税金負債 　その他有価証券評価差額金　－ 繰延税金負債合計　－ 繰延税金資産（負債）の純額　－
２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの当該差異の原因となった主要な項目別の内訳 （単位：％） 法定実効税率　40.63 （調整） 　交際費等永久に損金に算入されない項目　0.20 　住民税均等割　0.21 　評価性引当額の減少　△0.21 　会社分割による影響額　7.08 　過年度法人税等　3.32 　その他　△0.11 税効果会計適用後の法人税等の負担率　51.12	２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの当該差異の原因となった主要な項目別の内訳 （単位：％） 法定実効税率　40.69 （調整） 　交際費等永久に損金に算入されない項目　0.34 　受配当金等永久に益金に算入されない項目　△18.14 　住民税均等割　0.32 　評価性引当額の増加　21.74 　その他　△1.10 税効果会計適用後の法人税等の負担率　43.85

（企業結合等関係）

当事業年度（自　平成23年４月１日　至　平成24年３月31日）

連結財務諸表「注記事項（企業結合等関係）」に記載しているため、注記を省略しております。

（資産除去債務関係）

前事業年度（自　平成22年４月１日　至　平成23年３月31日）

資産除去債務は、重要性が乏しいため、記載を省略しております。

当事業年度（自　平成23年４月１日　至　平成24年３月31日）

資産除去債務は、重要性が乏しいため、記載を省略しております。

（１株当たり情報）

前事業年度 （自　平成22年４月１日 至　平成23年３月31日）		当事業年度 （自　平成23年４月１日 至　平成24年３月31日）	
１株当たり純資産額	184.60円	１株当たり純資産額	189.80円
１株当たり当期純利益金額	19.67円	１株当たり当期純利益金額	11.40円
潜在株式調整後１株当たり当期純利益金額	19.50円	潜在株式調整後１株当たり当期純利益金額	11.24円

（注）１．当社は、平成24年５月７日開催の当社取締役会の決議に基づき、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前事業年度の期首に当該株式分割が行われたと仮定して１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。

（会計方針の変更）
当事業年度より、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号　平成22年６月30日）、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号　平成22年６月30日公表分）及び「１株当たり当期純利益に関する実務上の取扱い」（実務対応報告第９号　平成22年６月30日）を適用しております。
この適用により、当事業年度の貸借対照表日後に行った株式分割は、前事業年度の期首に行われたと仮定して１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額を算定しております。
これらの会計基準等を適用しなかった場合の、前事業年度の１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額は、以下のとおりであります。
１株当たり純資産額　369.19円
１株当たり当期純利益金額　39.33円
潜在株式調整後１株当たり当期純利益金額　39.00円

２．１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成22年４月１日 至　平成23年３月31日）	当事業年度 （自　平成23年４月１日 至　平成24年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	1,170	683
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	1,170	683
期中平均株式数（千株）	59,547	59,902
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	499	873

３．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前事業年度末 （平成23年３月31日）	当事業年度末 （平成24年３月31日）
純資産の部の合計額（百万円）	11,089	11,533
純資産の部の合計額から控除する金額（百万円）	52	103
（うち新株予約権）	(52)	(103)
普通株式に係る期末の純資産額（百万円）	11,036	11,430
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	59,790	60,221

（重要な後発事象）

当事業年度（自 平成23年４月１日 至 平成24年３月31日）

１．当社は、平成24年６月27日開催の第36回定時株主総会において、会社法第236条、第238条及び239条の規定に基づき、当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとして、無償にて発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき特別決議いたしました。

なお、詳細については、「第４ 提出会社の状況 １．株式等の状況（9)ストックオプション制度の内容」に記載のとおりであります。

２．平成24年５月７日開催の当社取締役会において、次のとおり株式分割を行うことを決議いたしました。

なお、詳細については、連結財務諸表における「重要な後発事象」、１株当たり情報に及ぼす影響については、「第５ 経理の状況 ２．財務諸表等（1)財務諸表 注記事項 （１株当たり情報）」に記載のとおりであります。

３．平成24年５月18日開催の当社及び当社連結子会社である株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）の取締役会及び平成24年６月27日開催の当社第36回定時株主総会において、次のとおり吸収合併を行うことを決議いたしました。

(1) 吸収合併の目的

当社は、当社グループ各社の事業戦略を包括的に立案し、業務のサポートを行うホールディング体制を敷き事業活動を展開しており、平成24年４月30日を効力発生日として、当社を完全親会社、ネクストジャパンホールディングスを完全子会社とする株式交換を実施し、ネクストジャパンホールディングスを当社の100％子会社としております。

ネクストジャパンホールディングスは、アミューズメント事業を営む子会社を傘下に抱え、当社の事業内容と同様、ホールディング会社として子会社の経営管理を主たる事業としておりますが、グループ会社の経営資源の有効活用及び経営の効率化を通じて、グループ全体の経営基盤の強化を図ることを目的として、吸収合併を行うものであります。

(2) 合併する相手会社の名称

株式会社ネクストジャパンホールディングス

(3) 合併の方法及び合併後の会社の名称

合併の方法	当社を存続会社、ネクストジャパンホールディングスを消滅会社とする吸収合併方式で、ネクストジャパンホールディングスは解散いたします。
合併後の会社の名称	Ｊトラスト株式会社

(4) 合併に係る割当ての内容

当社は、ネクストジャパンホールディングスの発行済株式の全てを保有しているため、本合併による当社の株式その他金銭等の割当てはありません。

(5) 相手会社の主な事業内容及び規模

事業内容	ネクストジャパンホールディングス子会社の統括・管理及びリスクマネジメント並びに投資事業等
売上高	254百万円（平成23年７月期）
当期純損失（△）	△88百万円（平成23年７月期）
資本金の額	90百万円（平成23年７月期）
資産の額	8,007百万円（平成23年７月期）
負債の額	7,530百万円（平成23年７月期）
純資産の額	477百万円（平成23年７月期）

(6) 合併の時期

平成24年７月１日

④【附属明細表】

【有価証券明細表】

【株式】

		銘柄	株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱西京銀行	2,617,000	499
		㈱みなと銀行	100,000	15
		その他（３銘柄）	494	0
計			2,717,494	515

【有形固定資産等明細表】

資産の種類	当期首残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	56	6	43 (3)	19	7	2	12
車両運搬具	3	－	3	－	－	0	－
器具備品	99	－	8	91	80	10	10
土地	82	－	11 (0)	71	－	－	71
有形固定資産計	243	6	67 (3)	181	87	13	94
無形固定資産							
ソフトウェア	7	－	－	7	5	1	2
電話加入権	4	－	－	4	－	－	4
無形固定資産計	12	－	－	12	5	1	6
長期前払費用	16	0	3	13	10	3	2

（注）　当期減少額の（ ）は減損損失による減少額であり、内数で記載しております。

【引当金明細表】

区分	当期首残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	3	－	－	3	－

（注）　貸倒引当金の当期減少額「その他」は、会員権売却による減少であります。

（２）【主な資産及び負債の内容】

① 資産の部

１）現金及び預金

区分	金額（百万円）
現金	0
預金の種類	
普通預金	723
別段預金	5
定期預金	819
小計	1,548
合計	1,548

２）関係会社短期貸付金

相手先	金額（百万円）
㈱ロプロ	9,554
ＫＣカード㈱	8,600
ネオラインクレジット貸付㈱	4,119
合計	22,273

３）関係会社株式

相手先	金額（百万円）
ＫＣカード㈱	4,450
ネオラインクレジット貸付㈱	985
パルティール債権回収㈱	500
西京カード㈱	455
㈱ロプロ	300
㈱日本保証	300
Ｊトラストシステム㈱	150
その他	0
合計	7,142

４）関係会社長期貸付金

相手先	金額（百万円）
ＫＣカード㈱	6,700

② 負債の部

１）株主、役員又は従業員からの短期借入金

相手先	金額（百万円）
藤澤信義	15,000

２）長期借入金

相手先	金額（百万円）
㈱整理回収機構	6,043
大阪厚生信用金庫	1,595
近畿産業信用組合	1,125
成協信用組合	759
合計	9,523

（３）【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
剰余金の配当の基準日	９月30日 ３月31日
１単元の株式数	100株
単元未満株式の買取り	
取扱場所	（特別口座） 東京都千代田区丸の内一丁目４番５号 三菱ＵＦＪ信託銀行株式会社 証券代行部
株主名簿管理人	（特別口座） 東京都千代田区丸の内一丁目４番５号 三菱ＵＦＪ信託銀行株式会社
取次所	――――――
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	電子公告。但し電子公告によることができない事故その他やむを得ない事由が生じたときは、日本経済新聞に掲載して行います。 公告掲載ＵＲＬ http://www.jt-corp.co.jp/
株主に対する特典	特にありません。

（注）　当社定款の定めにより、単元未満株主は、会社法第189条第２項各号に掲げる権利、取得請求権付株式の取得を請求する権利及び募集株式又は募集新株予約権の割当を受ける権利、単元未満株式の数と併せて単元株式数となる数の株式を売り渡すことを請求する権利以外の権利を有しておりません。

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、金融商品取引法第24条の７第１項に規定する親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類並びに確認書

事業年度（第35期）（自　平成22年４月１日　至　平成23年３月31日）平成23年６月30日関東財務局長に提出

(2) 内部統制報告書及びその添付書類

平成23年６月30日関東財務局長に提出

(3) 四半期報告書及び確認書

（第36期第１四半期）（自　平成23年４月１日　至　平成23年６月30日）平成23年８月12日関東財務局長に提出

（第36期第２四半期）（自　平成23年７月１日　至　平成23年９月30日）平成23年11月11日関東財務局長に提出

（第36期第３四半期）（自　平成23年10月１日　至　平成23年12月31日）平成24年２月10日関東財務局長に提出

(4) 臨時報告書

平成23年７月１日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第９号の２（株主総会における決議事項の決議）に基づく臨時報告書であります。

平成23年８月１日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書であります。

平成23年８月11日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第２号の２（ストックオプションとしての新株予約権の発行）に基づく臨時報告書であります。

平成23年11月10日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第19号（財政状態、経営成績及びキャッシュ・フローの状況に著しい影響を与える事象）に基づく臨時報告書であります。

平成24年１月12日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第15号（吸収分割）に基づく臨時報告書であります。

平成24年２月14日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第６号の２（株式交換）に基づく臨時報告書であります。

平成24年５月18日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第７号の３（吸収合併）に基づく臨時報告書であります。

平成24年６月26日関東財務局長に提出

企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書であります。

(5) 臨時報告書の訂正報告書

平成24年５月７日関東財務局長に提出

平成24年１月12日提出の臨時報告書（吸収分割）に係る訂正報告書であります。

平成24年６月14日関東財務局長に提出

平成24年２月14日提出の臨時報告書（株式交換）に係る訂正報告書であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書及び内部統制監査報告書

平成24年６月27日

Ｊトラスト株式会社

取締役会 御中

大阪監査法人

代表社員 業務執行社員	公認会計士	藤 本 周 平 印
代表社員 業務執行社員	公認会計士	安 岐 浩 一 印

＜財務諸表監査＞
当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているＪトラスト株式会社の平成23年４月１日から平成24年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結包括利益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書、連結財務諸表作成のための基本となる重要な事項、その他の注記及び連結附属明細表について監査を行った。

連結財務諸表に対する経営者の責任
経営者の責任は、我が国において一般に公正妥当と認められる企業会計の基準に準拠して連結財務諸表を作成し適正に表示することにある。これには、不正又は誤謬による重要な虚偽表示のない連結財務諸表を作成し適正に表示するために経営者が必要と判断した内部統制を整備及び運用することが含まれる。

監査人の責任
当監査法人の責任は、当監査法人が実施した監査に基づいて、独立の立場から連結財務諸表に対する意見を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽表示がないかどうかについて合理的な保証を得るために、監査計画を策定し、これに基づき監査を実施することを求めている。
監査においては、連結財務諸表の金額及び開示について監査証拠を入手するための手続が実施される。監査手続は、当監査法人の判断により、不正又は誤謬による連結財務諸表の重要な虚偽表示のリスクの評価に基づいて選択及び適用される。財務諸表監査の目的は、内部統制の有効性について意見表明するためのものではないが、当監査法人は、リスク評価の実施に際して、状況に応じた適切な監査手続を立案するために、連結財務諸表の作成と適正な表示に関連する内部統制を検討する。また、監査には、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することが含まれる。
当監査法人は、意見表明の基礎となる十分かつ適切な監査証拠を入手したと判断している。

監査意見
当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、Ｊトラスト株式会社及び連結子会社の平成24年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

強調事項

1．「重要な後発事象」に記載されているとおり、会社は、平成24年６月27日開催の第36回定時株主総会において、ストックオプションとして無償にて発行する新株予約権の募集要項の決定を取締役会に委任することを特別決議した。
2．「重要な後発事象」に記載されているとおり、会社は、平成24年５月７日開催の取締役会において、１株につき２株の割合をもって株式分割を行うことを決議した。
3．「重要な後発事象」に記載されているとおり、会社は、平成24年６月26日付で、アドアーズ株式会社を連結子会社とした。

上記事項は、いずれも当監査法人の結論に影響を及ぼすものではない。

＜内部統制監査＞

当監査法人は、金融商品取引法第193条の２第２項の規定に基づく監査証明を行うため、Ｊトラスト株式会社の平成24年３月31日現在の内部統制報告書について監査を行った。

内部統制報告書に対する経営者の責任

経営者の責任は、財務報告に係る内部統制を整備及び運用し、我が国において一般に公正妥当と認められる財務報告に係る内部統制の評価の基準に準拠して内部統制報告書を作成し適正に表示することにある。
なお、財務報告に係る内部統制により財務報告の虚偽の記載を完全には防止又は発見することができない可能性がある。

監査人の責任

当監査法人の責任は、当監査法人が実施した内部統制監査に基づいて、独立の立場から内部統制報告書に対する意見を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる財務報告に係る内部統制の監査の基準に準拠して内部統制監査を行った。財務報告に係る内部統制の監査の基準は、当監査法人に内部統制報告書に重要な虚偽表示がないかどうかについて合理的な保証を得るために、監査計画を策定し、これに基づき内部統制監査を実施することを求めている。
内部統制監査においては、内部統制報告書における財務報告に係る内部統制の評価結果について監査証拠を入手するための手続が実施される。内部統制監査の監査手続は、当監査法人の判断により、財務報告の信頼性に及ぼす影響の重要性に基づいて選択及び適用される。また、内部統制監査には、財務報告に係る内部統制の評価範囲、評価手続及び評価結果について経営者が行った記載を含め、全体としての内部統制報告書の表示を検討することが含まれる。
当監査法人は、意見表明の基礎となる十分かつ適切な監査証拠を入手したと判断している。

監査意見

当監査法人は、Ｊトラスト株式会社が平成24年３月31日現在の財務報告に係る内部統制は有効であると表示した上記の内部統制報告書が、我が国において一般に公正妥当と認められる財務報告に係る内部統制の評価の基準に準拠して、財務報告に係る内部統制の評価結果について、すべての重要な点において適正に表示しているものと認める。

利害関係

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 1．上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。
2．連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

独立監査人の監査報告書

平成24年６月27日

Ｊトラスト株式会社

取締役会 御中

大阪監査法人

代表社員
業務執行社員　公認会計士　藤 本 周 平　印

代表社員
業務執行社員　公認会計士　安 岐 浩 一　印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているＪトラスト株式会社の平成23年４月１日から平成24年３月31日までの第36期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書、重要な会計方針、その他の注記及び附属明細表について監査を行った。

財務諸表に対する経営者の責任
経営者の責任は、我が国において一般に公正妥当と認められる企業会計の基準に準拠して財務諸表を作成し適正に表示することにある。これには、不正又は誤謬による重要な虚偽表示のない財務諸表を作成し適正に表示するために経営者が必要と判断した内部統制を整備及び運用することが含まれる。

監査人の責任
当監査法人の責任は、当監査法人が実施した監査に基づいて、独立の立場から財務諸表に対する意見を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽表示がないかどうかについて合理的な保証を得るために、監査計画を策定し、これに基づき監査を実施することを求めている。
監査においては、財務諸表の金額及び開示について監査証拠を入手するための手続が実施される。監査手続は、当監査法人の判断により、不正又は誤謬による財務諸表の重要な虚偽表示のリスクの評価に基づいて選択及び適用される。財務諸表監査の目的は、内部統制の有効性について意見表明するためのものではないが、当監査法人は、リスク評価の実施に際して、状況に応じた適切な監査手続を立案するために、財務諸表の作成と適正な表示に関連する内部統制を検討する。また、監査には、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することが含まれる。
当監査法人は、意見表明の基礎となる十分かつ適切な監査証拠を入手したと判断している。

監査意見
当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、Ｊトラスト株式会社の平成24年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

強調事項
１．「重要な後発事象」に記載されているとおり、会社は、平成24年6月27日開催の第36回定時株主総会において、ストックオプションとして無償にて発行する新株予約権の募集要項の決定を取締役会に委任することを特別決議した。
２．「重要な後発事象」に記載されているとおり、会社は、平成24年５月７日開催の取締役会において、１株につき２株の割合をもって株式分割を行うことを決議した。

３．「重要な後発事象」に記載されているとおり、会社及び連結子会社株式会社ネクストジャパンホールディングスは、平成24年５月18日開催のそれぞれの取締役会及び平成24年６月27日開催のＪトラスト株式会社の第36回定時株主総会において、Ｊトラスト株式会社を存続会社、株式会社ネクストジャパンホールディングスを消滅会社とする吸収合併を行うことを決議した。

上記事項は、いずれも当監査法人の結論に影響を及ぼすものではない。

利害関係

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）１．上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

２．財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

Exhibit 99.10

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の４の７第１項
【提出先】	関東財務局長
【提出日】	平成24年８月10日
【四半期会計期間】	第37期第１四半期（自 平成24年４月１日 至 平成24年６月30日）
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次	第36期 第１四半期連結 累計期間	第37期 第１四半期連結 累計期間	第36期
会計期間	自平成23年 ４月１日 至平成23年 ６月30日	自平成24年 ４月１日 至平成24年 ６月30日	自平成23年 ４月１日 至平成24年 ３月31日
営業収益（百万円）	3,774	9,867	24,508
経常利益（百万円）	586	3,870	5,486
四半期（当期）純利益（百万円）	377	3,991	34,500
四半期包括利益又は包括利益（百万円）	371	3,980	34,578
純資産額（百万円）	14,170	61,054	49,471
総資産額（百万円）	38,040	145,941	117,546
１株当たり四半期（当期）純利益金額（円）	6.32	64.92	575.96
潜在株式調整後１株当たり四半期（当期）純利益金額（円）	6.27	63.06	567.68
自己資本比率（％）	37.0	36.6	40.9

（注）１．当社は四半期連結財務諸表を作成しておりますので、提出会社の主要な経営指標等の推移については記載しておりません。
２．営業収益には、消費税等は含まれておりません。
３．当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、当第１四半期連結会計期間及び当第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。
４．当第１四半期連結会計期間において１株につき２株の株式分割を行いましたが、前連結会計年度の期首に当該株式分割が行われたと仮定し、１株当たり四半期（当期）純利益金額及び潜在株式調整後１株当たり四半期（当期）純利益金額を算定しております。

２【事業の内容】

当社は平成24年４月30日付で、当社を完全親会社、株式会社ネクストジャパンホールディングス（平成24年７月１日付で当社との吸収合併により消滅）を完全子会社とする株式交換を行ったため、同社及び同社の子会社である株式会社ブレイクを、平成24年６月26日付で、同社の関連会社であるアドアーズ株式会社を連結子会社といたしました。

これに伴い、新たなセグメント情報の区分として、アミューズメント事業を追加しております。なお、当第１四半期連結会計期間は、貸借対照表のみを連結しております。

当社グループは、Ｊトラスト株式会社（当社）、キーノート株式会社（連結子会社）、パルティール債権回収株式会社（連結子会社）、株式会社ロプロ（連結子会社）、株式会社日本保証（連結子会社）、Ｊトラストシステム株式会社（連結子会社）、西京カード株式会社（連結子会社）、ネオラインクレジット貸付株式会社（連結子会社）、ＫＣカード株式会社（連結子会社）、株式会社ネクストジャパンホールディングス（連結子会社。平成24年７月１日付で当社との吸収合併により消滅）、株式会社ブレイク（連結子会社）、アドアーズ株式会社（連結子会社）及び他７社（連結子会社６社、非連結子会社１社）の計19社から構成され、金融事業、不動産事業、アミューズメント事業、海外事業及びその他の事業を営んでおります。

当第１四半期連結累計期間における、各部門に係る主な事業内容の変更は、概ね次のとおりであります。

<金融事業>
主な事業内容及び主要な関係会社の異動はありません。

<不動産事業>
キーノート株式会社は、不動産事業を営んでおり、戸建分譲の取り扱いを中心とした不動産売買業、中古住宅再生事業及び不動産仲介業を行っております。
アドアーズ株式会社は、不動産の賃貸を行っております。

<アミューズメント事業>
株式会社ブレイクは、アミューズメント機器用景品の販売及びアミューズメント店舗等の運営を行っております。
アドアーズ株式会社は、アミューズメント施設運営事業を行っております。

<海外事業>
主な事業内容及び主要な関係会社の異動はありません。

<その他の事業>
Ｊトラストシステム株式会社は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務を行っております。
アドアーズ株式会社は、設計・施工事業等を行っております。

以上の企業グループについて図示すると次のとおりであります。



第２【事業の状況】

１【事業等のリスク】

当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項を記載しております。但し、業績に影響を及ぼしうる要因の全てを網羅するものではありません。なお、当社グループは、これらのリスク発生の可能性を十分認識した上で、発生の回避及び発生した場合の迅速な対応に努めてまいる所存であります。

当第１四半期連結累計期間において、前事業年度の有価証券報告書に記載した事業等のリスクについて変更があった事項は、次のとおりであります。

なお、本項におきましては、将来に関する事項が含まれておりますが、当該事項は、四半期報告書提出日現在（平成24年８月10日）において判断したものであります。

また、以下の見出しに付された項目番号は、前事業年度の有価証券報告書における「第一部 企業情報 第２ 事業の状況 ４ 事業等のリスク」の項目番号に対応したものであります。

(1) 事業の内容について

当社グループは、Ｊトラスト株式会社（当社）、連結子会社としてキーノート株式会社（以下、「キーノート」という。）、合同会社パルティール、パルティール債権回収株式会社（以下、「パルティール債権回収」という。）、株式会社ロプロ（以下、「ロプロ」という。）、Ｊトラストシステム株式会社（以下、「Ｊトラストシステム」という。）、西京カード株式会社（以下、「西京カード」という。）、合同会社パルティール・ワン、株式会社日本保証（平成24年９月１日付でロプロへ吸収合併予定、以下、「日本保証」という。）、ＫＣカード株式会社（以下、「ＫＣカード」という。）、ネオラインクレジット貸付株式会社（以下、「ネオラインクレジット貸付」という。）、株式会社ブレイク（以下、「ブレイク」という。）、アドアーズ株式会社（以下、「アドアーズ」という。）及び他３社と非連結子会社１社から構成され、「貸金業法」、「利息制限法」、「割賦販売法」、「宅地建物取引業法」（以下、「宅建業法」という。）及び「債権管理回収業に関する特別措置法」（以下、「サービサー法」という。）、「風俗営業等の規制及び業務の適正化等に関する法律」等、事業領域に関連する様々な法令、その他諸規則に従い、中小企業、個人事業主及び不動産業者を対象とした事業者向け金融業と一般個人を対象とした消費者向け金融業及びクレジット・信販事業、一般ユーザーを対象とした不動産業及び特定金銭債権を譲り受け又は委託を受けて行う管理・回収業務、システム開発事業、アミューズメント（施設運営、販売等）事業、設計・施工事業等を営んでおります。

また、平成24年７月13日付でＮＬＨＤ株式会社から投資業及びホールディング業務を展開するＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社、以下、「ＪＴインベストメント」という。）の全株式を取得し連結子会社としたことに伴い、金融・保証事業を展開する株式会社クレディア（以下、「クレディア」という。）、印刷事業を展開する株式会社エーエーディ（以下、「エーエーディ」という。）、及び投資業を展開するＮＬバリューキャピタル株式会社（以下、「ＮＬＶＣ」という。）を連結子会社としております。

(2) 法的規制等について

④ 宅建業法の業務規制について

キーノート及びアドアーズは、「宅建業法」をはじめとする関連法令に基づく各種規制を受けております。これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑦ 個人情報保護法について

当社グループは、平成17年４月１日に施行された「個人情報の保護に関する法律」における個人情報取扱業者に該当しております。当社グループにおいては、個人情報取扱い及び情報管理等に関する「個人情報保護方針」を定め、個人情報漏洩を未然に防ぐための規程並びに社内体制の整備を図っており、一般財団法人日本情報経済社会推進協会（ＪＩＰＤＥＣ）から、当社においては、平成18年10月３日に、また、パルティール債権回収においては平成24年２月20日に、「プライバシーマーク」を取得し、個人情報について適切な保護措置を講ずる体制を整備している事業者としての認定を受けております。なお、当社は、貸金業を廃業し、主として子会社の管理業務を行うホールディング体制へと移行いたしましたので、平成24年10月２日をもって更新を行わない予定です。

また、エーエーディは平成17年10月、一般財団法人日本情報経済社会推進協会（旧 日本情報処理開発協会：ＪＩＰＤＥＣ）の認定資格である「ＩＳＭＳ適合性評価制度（Ver.2.0）」並びに同様の英国規格である「ＢＳ7799-Part2 : 2002」の認証を取得し、さらに平成18年11月、国際統一規格である「ＩＳＯ27001」認証へと移行しております。「ＩＳＯ27001」はいわゆる「個人情報保護法」より高度なレベルで、情報セキュリティの維持・管理を定めているもので、こうした認定取得により、お客様にはいっそうの安心と継続的なサービスの提供が可能となり、さらに日々業務の遂行に努めております。

しかしながら、万が一不測の事態により、個人情報の漏洩又は個人情報保護法等に違反した場合には、同法による制裁を受けるだけでなく、社会的信用の失墜や損害賠償請求等により、当社グループの業績に影響を与える可能性があります。

⑨ 印刷事業の業務規制について

エーエーディは、法令の遵守を基本として事業を展開しておりますが、製造物責任、私的独占の禁止等、環境・リサイクル、特許等関連の法的規制を受けております。今後規制の強化が実施された場合には、当社グループの業績に影響を与える可能性があります。

(3) 貸倒リスクについて

② 売掛債権の貸倒リスク

アドアーズが設計・施工を請け負うパチンコ業界は日本屈指の娯楽産業となっておりますが、パチンコホール間の競争は厳しく、多くの閉店・廃業により、大手を含めた淘汰の時代と長らく言われております。一方、出店規模は大型化の傾向が顕著であることから、パチンコホールの内外装工事は受注額が大きくなる傾向にあり、さらに受注競争によっては債権回収期間が長期化する状況も見受けられます。

アドアーズでは債権回収リスクに留意し、債権保全の強化、与信管理体制の強化を推進しておりますが、顧客先の売上動向によっては売掛債権の貸倒リスクが高まる可能性があり、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷事業においても与信管理の強化に努めておりますが、得意先の倒産などによる貸倒れが生じた場合、当社グループの業績に影響を与える可能性があります。

(6) ＧＦ投資ファンド投資事業有限責任組合への貸付について

株式会社ネクストジャパンホールディングス（平成24年７月１日付、当社との吸収合併により消滅）は、アドアーズの主要株主であるＧＦ投資ファンド投資事業有限責任組合（以下、「ＧＦファンド」という。）との間で金銭の貸付のための金銭消費貸借契約を締結しており、合併により当社が同契約を承継しております。契約締結の前には同ファンドの資産及び財務内容を確認し、貸付金相当分の担保の差し入れを受けており、さらに当社の貸付債権を優先的に担保すべく、ＧＦファンドと有限責任組合員の間で有限責任組合員を劣後貸付人とする劣後特約付金銭消費貸借契約を締結しており、ＧＦファンドが当社に対する元利金の弁済に対して資金が不足する場合、劣後貸付人がその不足額を同ファンドに対して貸し付けることを約しております。また、同ファンドを構成する有限責任組合員も当社の貸付債権を十分担保するだけの収入を継続的に得ており、資産についても相当に保有していることも確認しているため、特段問題はないと考えております。しかしながら、何らかの理由でＧＦファンドが当社に対し債務不履行等を生じた場合には、当社グループの業績に影響を及ぼす可能性があります。

(7) 競争について

当社グループの主要事業である消費者向け・事業者向けの金融業界は、金融業界再編に伴う合併、業務提携による異業種からの新規参入、貸出債権の良質化に対応した顧客層への営業力強化などにより、顧客獲得競争が一層激化する可能性があります。このような事業環境において、優位な競争力を得られない場合に、当社グループの事業及び業績に影響を与える可能性があります。

キーノートが事業展開する不動産業界は、大手企業を含む多数の事業者が存在しております。不動産業の中でも不動産流通業は、多額の資本を必要としないことから、一般的に参入障壁が低いと言われており、競争は大変厳しいものとなっております。また今後においても、さらなる競争の激化に直面するものと考えられます。当社グループには、優れた人材や独自の営業システムが存在すると考える一方で、将来においては競合他社の台頭等により、現在の優位な競争力が得られない場合に、当社グループの事業及び業績に影響を及ぼす可能性があります。

また、アドアーズ及びブレイクが事業展開を行っているアミューズメント業界を取り巻く環境は厳しい状況が続いており、今後も業界内の再編及び淘汰が進むものと思われます。当社グループにおいては、他社との差別化及び優位性創出に努めておりますが、競合他社と比べて直営店舗の顧客サービスレベルが低下した場合、もしくは顧客ニーズの変化への対応が遅れた場合、各店舗の業績は計画通りに推移する保証は無く、今後の当社グループの出店施策及び事業展開に影響を与える可能性があります。

さらに、アドアーズの設計・施工事業は、パチンコホール及びアミューズメント施設の内外装工事を主として受注しております。内外装工事は従業員が数人の会社まで含めると約30,000社が事業を行っており、これにより受注単価の変動が激しく、また受注競争も激しくなっております。多くの業者の受注競争によっては、工事受注の獲得に支障をきたす可能性や、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷業界において、商業印刷物の受注は景気の動向に左右される傾向が強く、企業間競争による販売価格の低迷が続いておりますが、さらに競争が激化した場合には受注価格を低下させる要因となり、当社グループの業績に影響を及ぼす可能性があります。

(9) 地価下落について

キーノートにおいて不動産業を行っており、また、ロプロ及び西京カードにおいては不動産担保貸付又は不動産担保貸付に対する保証業務を行っており、今後さらに拡大していくことを予定しております。今後、国内の不動産価格が下落した場合や不動産の流動性が悪化した場合などには、当社グループの不動産業における業績が悪化する可能性があるとともに、不動産担保貸付及び保証業務における不動産の担保価値が毀損し貸倒引当金の設定額に影響するなど、当社グループの事業及び業績に影響を与える可能性があります。

(11) 訴訟

現在、Ａ＆Ｐフィナンシャル貸付株式会社から更生会社株式会社武富士（現：更生会社ＴＦＫ株式会社）のスポンサー選定プロセスに関し、共同不法行為を行ったとして、損害賠償請求が東京地方裁判所へ提起されております。また、同社の代表取締役である崔潤氏個人からも、上記共同不法行為により損害を被ったとして、損害賠償請求が東京地方裁判所へ提起されておりますが、両事案とも原告の訴えについては全く根拠がないものと考えており、当社グループの事業に重大な影響を及ぼすものではありません。

また、その他当社グループの事業に重大な影響を及ぼす訴訟の提起や係争の発生はありませんが、今後につきましても訴訟等のリスクを回避するために契約書等の作成に当たりましては、弁護士等の専門家からの助言を得ながら、リスクの最小化を図ってまいります。しかしながら、現在係争中の事案における敗訴や、将来において法令違反や不完全な契約締結といった法律上の問題を原因とした訴訟等が発生した場合、当社グループの業績及び財政状態に重大な影響を及ぼす可能性があります。

(19) 代表者への依存について

当社グループの事業の推進者は、当社の筆頭株主であり、代表取締役社長でもある藤澤信義であります。同人は、経営方針や戦略の決定をはじめ、営業、技術、財務の各方面の事業推進において重要な役割を果たしております。このため、当社の役員の人事も含め当社グループの最終決定における同人の影響力は大きいものと考えられ、その決定により当社グループの事業が左右される可能性があります。

なお、前事業年度の有価証券報告書に記載した同人からの多額な資金の借入については、平成24年７月13日付でＪＴインベストメントの全株式を取得し連結子会社化した時点で、当社グループ、同人、ＪＴインベストメント及びクレディア間での免責的債務引受及び相殺により同人を通じた金銭の貸借関係は解消され、連結親子会社間の債権債務へと移行しております。

当社グループでは、同人に過度に依存しない組織体制の整備や経営体制の構築を推進しておりますが、現時点で同人が離職又は業務執行が困難となるような事態が生じた場合、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(20) 投資事業におけるリスクについて

ＪＴインベストメント及びＮＬＶＣは、事業のシナジー性、商品力やサービス力などを総合的に判断した後、投資先を選定しておりますが、これは金融市場に加えて、政治・産業等の動向に大きく影響を受けることが考えられます。これらの外部要因により投資環境が悪化することによって、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

2【経営上の重要な契約等】

平成24年５月18日開催の当社及び当社連結子会社である株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）の取締役会及び平成24年６月27日開催の当社第36回定時株主総会において、次のとおり吸収合併を行うことを決議いたしました。

(1) 吸収合併の目的

当社は、当社グループ各社の事業戦略を包括的に立案し、業務のサポートを行うホールディング体制を敷き事業活動を展開しており、平成24年４月30日を効力発生日として、当社を完全親会社、ネクストジャパンホールディングスを完全子会社とする株式交換を実施し、ネクストジャパンホールディングスを当社の100％子会社といたしました。ネクストジャパンホールディングスは、アミューズメント事業を営む子会社を傘下に抱え、当社の事業内容と同様、ホールディング会社として子会社の経営管理を主たる事業としておりますが、グループ会社の経営資源の有効活用及び経営の効率化を通じて、グループ全体の経営基盤の強化を図ることを目的として、吸収合併を行うものであります。

(2) 吸収合併の方法

当社を存続会社とし、ネクストジャパンホールディングスを消滅会社とする吸収合併であります。

(3) 合併期日

平成24年７月１日

(4) 合併に際して発行する株式及び割当
当社は、ネクストジャパンホールディングスの発行済株式の全てを保有しているため、本合併による当社の株式その他金銭等の割当てはありません。

(5) 合併比率の算定根拠
該当事項はありません。

(6) 引継資産・負債の状況（平成24年７月１日現在）

項目	金額	項目	金額
流動資産	1,338百万円	流動負債	536百万円
固定資産	6,313百万円	固定負債	6,825百万円
資産合計	7,652百万円	負債合計	7,361百万円

(7) 吸収合併存続会社となる会社の概要

商号	Ｊトラスト株式会社
本店の所在地	東京都港区虎ノ門一丁目７番12号
代表者の氏名	代表取締役社長 藤澤 信義
資本金	4,535百万円（平成24年６月30日現在）
純資産の額	13,265百万円（平成24年７月１日現在）
総資産の額	47,692百万円（平成24年７月１日現在）
事業内容	ホールディング業務、債権買取業務

3【財政状態、経営成績及びキャッシュ・フローの状況の分析】

文中の将来に関する事項は、当四半期連結会計期間の末日現在において当社グループ（当社及び連結子会社）が判断したものであります。

(1) 業績の状況

当第１四半期連結累計期間におけるわが国経済は、東日本大震災後の復興需要や金融緩和による底堅い個人消費にも支えられ、緩やかな回復基調にありましたが、電力供給不足等のリスク要因に加え、欧州における財政危機の深刻化や円高の長期化などの懸念材料もあり、先行き不透明な状況で推移してまいりました。

当社グループが属する貸金業界におきましては、改正貸金業法の完全施行以降、減少傾向が続いてきた消費者向け無担保貸付における月間貸付額が直近で前年対比増加となっていることや、利息返還請求にやや落ち着きが見られるなど改善の兆しも見受けられますが、未だ改正貸金業法の完全施行の影響によるマーケットの縮小並びに資金調達環境の悪化等による事業の縮小や廃業が相次ぐなど、依然として厳しい経営環境が続いております。また、クレジットカード業界におきましては、カードショッピングは、個人消費の持ち直し等を背景として拡大傾向を維持していますが、カードキャッシングは、改正貸金業法の完全施行に伴う総量規制等の影響により、融資残高、取扱高が減少するなど、厳しい環境が続いております。さらに、不動産業界では、震災後一時的に不動産取引は落ち込んだものの、政府による住宅取得に関する各種優遇政策や低金利等を背景に、新設住宅着工戸数は低水準ながら増加傾向にあり、市況は緩やかな回復傾向にあるなど堅調な動きを見せているとはいえ、全国的に不動産価格が下落傾向にあるなど、市況は未だ調整局面にあると考えられます。

このような経営環境を踏まえ、当社グループでは、当第１四半期連結累計期間において、前事業年度に引き続き積極的にＭ＆Ａ及び組織再編を行ない、当社グループの経営資源の有効活用及び経営の効率化を通じて、当社グループ全体の経営基盤の強化を図ってまいりました。平成24年４月には株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）を株式交換により連結子会社とし、平成24年７月に当社に吸収合併いたしました。また、これに伴い、関連会社となったアドアーズ株式会社（以下、「アドアーズ」という。）については、既に前事業年度にレンタル事業についてＫＣカード株式会社（以下、「ＫＣカード」という。）と業務提携契約を締結しておりますが、更なる関係強化を図るため、平成24年６月のアドアーズ株主総会における当社役員の選任議案の承認を経て、支配力基準により連結子会社といたしました。今後は、両社が保有するアミューズメント店舗運営ノウハウ、人材及び顧客情報等を、ＫＣカードが保有する決済機能、マーケティング及び顧客サービスに係るノウハウ等と融合することにより、新しいクレジットカード事業の展開に向けて、新たなＢｔｏＣビジネスの拡充を進めるなど、当社グループの企業価値の向上や事業規模の拡大に努めてまいります。

当第１四半期連結累計期間における営業収益は、前事業年度に取得したＫＣカードにおけるクレジット事業収益や、株式会社ロプロ（以下、「ロプロ」という。）が更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）から会社分割により承継した消費者金融事業からの事業収益が加算されたこと等により9,867百万円（前年同期比161.4％増）、営業利益は4,039百万円（前年同期比597.2％増）、経常利益は3,870百万円（前年同期比559.7％増）、四半期純利益は3,991百万円（前年同期比956.6％増）となりました。

セグメントの業績は次のとおりであります。

① 金融事業

（事業者向貸付業務）

事業者向貸付業務につきましては、主にロプロにおいて取り扱っております。金融事業における中長期的な戦略として商業手形割引の推進を行ったことにより、商業手形の融資残高は順調に増加しておりますが、営業貸付金につきましては、回収が順調に進んだことにより減少しております。

これらの結果、当第１四半期連結会計期間末における融資残高は、商業手形では2,484百万円（前年同期比15.1％増）、営業貸付金では1,470百万円（前年同期比37.1％減）、長期営業債権では63百万円（前年同期比109.4％増）となり、長期営業債権を含めた融資残高の合計は4,018百万円（前年同期比11.2％減）となりました。

（消費者向貸付業務）

消費者向貸付業務につきましては、ロプロ及び西京カード株式会社において取り扱っております。

当第１四半期連結会計期間末における融資残高は、回収が順調に進んだことにより減少した一方、前事業年度に武富士の消費者金融事業を会社分割によりロプロが承継したことにより増加し、営業貸付金では18,619百万円（前年同期比123.0％増）、長期営業債権では1,397百万円（前年同期比33.0％減）、長期営業債権を含めた融資残高の合計は20,016百万円（前年同期比91.8％増）となりました。

（クレジット・信販業務）

クレジットカード業務につきましては、前事業年度に連結子会社としたＫＣカードにおいて、前身の国内信販株式会社から続くＫＣカードのブランド力と豊富なノウハウを活用したクレジットカード事業を展開しております。また、信販業務につきましては、ロプロ及び西京カード株式会社において割賦販売による信販業務を取り扱っております。

これらの結果、当第１四半期連結会計期間末における割賦立替金残高は60,044百万円（前年同期は1,295百万円）、長期営業債権は6,087百万円（前年同期は42百万円）、長期営業債権を含めた割賦立替金残高の合計は66,132百万円（前年同期は1,338百万円）となりました。

（信用保証業務）

信用保証業務につきましては、主に株式会社日本保証、ロプロ及びＫＣカードにおいて取り扱っております。中長期的な戦略として信用保証業務の拡充を掲げ、当第１四半期連結累計期間では、ＫＣカードや武富士の顧客基盤等の有効活用を図るとともに、主に株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証を中心に債務保証残高の積み上げを図りました。

これらの結果、当第１四半期連結会計期間末における債務保証残高は、有担保貸付に対する保証では13,961百万円（前年同期比116.0％増）、無担保貸付に対する保証では10,553百万円（前年同期比127.0％増）となり、債務保証残高の合計は24,515百万円（前年同期比120.6％増）となりました。

（債権買取業務）

債権買取業務につきましては、当社、ロプロ、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーにおいて取り扱っております。中長期的な戦略として、新たな債権についても積極的に買取を行っておりますが、買取債権の回収がそれを上回って推移しているため、当第１四半期連結会計期間末における買取債権残高は2,239百万円（前年同期比33.3％減）となりました。

以上の結果、金融事業における営業収益は8,318百万円（前年同期比172.4％増）、セグメント利益は4,040百万円（前年同期比452.8％増）となりました。

② 不動産事業

不動産事業につきましては、キーノート株式会社を中心に事業を展開しており、金融事業とのシナジーを活かしながら、建売住宅の販売・仲介だけでなく、注文住宅建設事業及び中古住宅のリノベーションなど、住宅関連ビジネスにより収益化を図っております。東日本大震災の影響を受け低迷していた不動産取引市況も徐々に回復に向かい営業収益も増加しております。

また、アドアーズにおいて、不動産の賃貸を行っております。同社は、平成24年６月30日をみなし取得日としたため、当第１四半期連結会計期間は、貸借対照表のみ連結しております。

以上の結果、不動産事業における営業収益は1,093百万円（前年同期比187.8％増）、セグメント利益は54百万円（前年同期は30百万円のセグメント損失）となりました。

③ アミューズメント事業

アミューズメント事業につきましては、株式会社ブレイク（以下、「ブレイク」という。）においてアミューズメント機器用景品の販売及びアドアーズにおいてアミューズメント施設運営等を行っております。

なお、平成24年６月30日をみなし取得日としたため、当第１四半期連結会計期間は、貸借対照表のみ連結しております。

④ 海外事業

海外事業につきましては、韓国において、ネオラインクレジット貸付株式会社が消費者金融事業を展開しております。本店所在地である韓国ソウル特別市を中心に、大田、大邱、釜山の３ヵ店を開設したのに続き、平成24年４月に仁川にも支店開設するなど順次支店網を拡げており、成長する韓国消費者金融市場で着実に融資残高を伸ばし業容の拡大を図っております。

以上の結果、当第１四半期連結会計期間末における営業貸付金は4,796百万円（前年同期比9.3％増）となり、海外事業における営業収益は420百万円（前年同期比1.7％増）、セグメント利益は54百万円（前年同期比19.5％増）となりました。

⑤ その他の事業

その他の事業につきましては、Ｊトラストシステム株式会社において主に当社グループのシステム開発、コンピュータの運用及び管理業務を行っております。

また、アドアーズにおいて、設計・施工事業等を行っております。同社は、平成24年６月30日をみなし取得日としたため、当第１四半期連結会計期間は、貸借対照表のみ連結しております。

以上の結果、その他の事業における営業収益は205百万円（前年同期比9.3％減）、セグメント利益は８百万円（前年同期比27.6％減）となりました。

(2) 事業上及び財務上の対処すべき課題

当第１四半期連結累計期間において、当社グループが対処すべき課題について重要な変更はありません。

(3) 研究開発活動

該当事項はありません。

(4) 従業員数

当第１四半期連結累計期間において、ブレイク、アドアーズを連結子会社とし、アミューズメント事業の従業員数が327名増加したこと等により、当第１四半期連結会計期間末における当社グループの従業員数は、前連結会計年度末に比べ459名増加し1,607名となりました。

また、当該連結子会社が加わったことにより、セグメントの名称として新たにアミューズメント事業を追加しております。

なお、従業員数は就業人員数（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含みます。）であります。

(5) 主要な設備

当第１四半期連結累計期間において、ブレイク及びアドアーズを連結子会社としたことにより、両社の店舗他が新たに当社グループの主要な設備となりました。

その設備の状況は、次のとおりであります。

国内子会社

会社名	事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額						従業員数（人）
				建物及び構築物（百万円）	アミューズメント施設機器（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
アドアーズ㈱	店舗他（東京都豊島区他）	アミューズメント事業	全業務に関わる設備	1,766	2,839	923 (264.15)	114	78	5,721	283
㈱ブレイク	店舗他（東京都台東区他）	アミューズメント事業	全業務に関わる設備	59	19	－ (－)	－	14	94	44

（注）１．上記金額には、消費税等は含まれておりません。
２．従業員数は就業人員数であります。

(6) 資本の財源及び資金の流動性についての分析

当第１四半期連結会計期間末の総資産は、前連結会計年度末に比べ28,395百万円増加し145,941百万円（前期比24.2％増）となりました。これは主に、当第１四半期連結累計期間において回収が順調に進んだことにより、営業貸付金が2,827百万円及び割賦立替金が4,979百万円減少した一方で、ネクストジャパンホールディングスとの株式交換による取得やアドアーズの連結子会社化等により、現金及び預金が10,430百万円、未収入金が4,378百万円、有形固定資産が6,464百万円、のれんが2,190百万円、差入保証金が6,058百万円、長期貸付金が2,196百万円とそれぞれ増加したことによるものであります。

負債につきましては、前連結会計年度末に比べ16,812百万円増加し84,887百万円（前期比24.7％増）となりました。これは主に、利息返還損失引当金が2,015百万円減少した一方で、ネクストジャパンホールディングスとの株式交換による取得やアドアーズの連結子会社化等により、1年内返済予定の長期借入金を含めた短期借入金が1,673百万円、長期借入金が13,801百万円、支払手形及び買掛金が1,995百万円とそれぞれ増加したことによるものであります。

純資産につきましては、前連結会計年度末に比べ11,582百万円増加し61,054百万円（前期比23.4％増）となりました。これは主に、剰余金の配当を180百万円行ったことにより利益剰余金が減少した一方で、四半期純利益を3,991百万円計上したうえ、ネクストジャパンホールディングスとの株式交換などに伴い資本剰余金が1,611百万円増加したことや、アドアーズの連結子会社化により少数株主持分が6,207百万円増加したことによるものであります。

以上の結果、１株当たり純資産額は前連結会計年度末より62円62銭増加し860円79銭となり、自己資本比率は前連結会計年度末40.9％から4.3ポイント低下し36.6％となっております。なお、当社は平成24年６月１日付で普通株式１株につき２株の株式分割を行っているため、１株当たり純資産額の前連結会計年度末比の算定にあたり当該株式分割の影響を反映しております。

第３【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	240,000,000
計	240,000,000

②【発行済株式】

種類	第１四半期会計期間末現在発行数（株）（平成24年６月30日）	提出日現在発行数（株）（平成24年８月10日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	62,325,652	62,389,652	大阪証券取引所 市場第二部	権利内容に何ら限定のない当社における標準となる株式であり、単元株式数は100株であります。
計	62,325,652	62,389,652	－	－

（注）「提出日現在発行数」欄には、平成24年８月１日からこの四半期報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

（２）【新株予約権等の状況】

当第１四半期会計期間において発行した新株予約権は、次のとおりであります。
なお、平成24年６月１日付で普通株式１株につき２株の株式分割を行っておりますが、当該株式分割の影響は考慮しておりません。

Ｊトラスト株式会社第Ｎ－６回新株予約権

決議年月日	平成20年12月26日
新株予約権の数（個）（注）１.	1,810
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）（注）１.	3,620
新株予約権の行使時の払込金額（円）（注）２.	345
新株予約権の行使期間	自 平成24年４月30日 至 平成31年３月10日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 345 資本組入額 173
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３.

Ｊトラスト株式会社第Ｎ－７回新株予約権

決議年月日	平成20年12月26日
新株予約権の数（個）（注）１．	195
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）（注）１．	390
新株予約権の行使時の払込金額（円）（注）２．	945
新株予約権の行使期間	自 平成24年４月30日 至 平成31年４月28日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　945 資本組入額　473
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．

Ｊトラスト株式会社第Ｎ－８回新株予約権

決議年月日	平成21年10月28日
新株予約権の数（個）（注）１．	6,045
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）（注）１．	12,090
新株予約権の行使時の払込金額（円）（注）２．	1,054
新株予約権の行使期間	自 平成24年４月30日 至 平成31年12月15日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　1,054 資本組入額　527
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．

Ｊトラスト株式会社第Ｎ－９回新株予約権

決議年月日	平成22年10月28日
新株予約権の数（個）（注）１．	6,550
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）（注）１．	13,100
新株予約権の行使時の払込金額（円）（注）２．	2,050
新株予約権の行使期間	自 平成24年12月15日 至 平成32年12月14日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,050 資本組入額　1,025
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．

Ｊトラスト株式会社第Ｎ－10回新株予約権

決議年月日	平成23年10月28日
新株予約権の数（個）（注）１．	6,700
新株予約権のうち自己新株予約権の数（個）	－
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数（株）（注）１．	13,400
新株予約権の行使時の払込金額（円）（注）２．	740
新株予約権の行使期間	自 平成25年12月14日 至 平成33年12月13日
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　740 資本組入額　370
新株予約権の行使の条件	新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。 その他の条件は、取締役会決議に基づき、当社と新株予約権者との間で締結した「新株予約権割当契約書」に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権の全部又は一部について第三者に対して譲渡、質権の設定、譲渡担保権の設定、生前贈与、遺贈その他一切の処分行為をすることができないものとする。
代用払込みに関する事項	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）３．

（注）１．新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は２株とする。

ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社が当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ。）又は株式併合を行う場合には、付与株式数を次の算式により調整する。

調整後付与株式数　＝　調整前付与株式数　×　株式分割・株式併合の比率

また、上記のほか、割当日後、付与株式数の調整をすることが適切な場合は、当社は、合理的な範囲で付与株式数を調整することができる。

なお、上記の調整の結果生じる１株未満の端数は、これを切り捨てる。

2．各新株予約権の行使に際して出資される財産の価額は、当該各新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じた金額とする。行使価額は以下の調整に服する。

(1) 割当日後、当社が当社普通株式につき、株式分割又は株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{1}{株式分割・株式併合の比率}$$

(2) 割当日後、当社が普通株式につき、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合（会社法第194条の規定（単元未満株主による単元未満株式売渡請求）に基づく自己株式の売渡し、当社普通株式に転換される証券若しくは転換できる証券の転換、又は当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使による場合を除く。）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げる。

$$調整後行使価額 = 調整前行使価額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式に使用する「既発行株式数」は、当社の発行済普通株式総数から当社が保有する普通株式にかかる自己株式数を控除した数とし、また、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替える。

(3) さらに、上記のほか、割当日後、他の種類株式の普通株主への無償割当て又は他の会社の株式の普通株主への配当を行う場合等、行使価額の調整をすることが適切な場合は、かかる割当て又は配当等の条件等を勘案の上、当社は、合理的な範囲で行使価額を調整することができる。

3．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割若しくは新設分割（それぞれ当社が分割会社となる場合に限る。）、又は株式交換若しくは株式移転（それぞれ当社が完全子会社となる場合に限る。）（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日（吸収合併につき吸収合併がその効力を生ずる日、新設合併につき新設合併設立株式会社の成立の日、吸収分割につき吸収分割がその効力を生ずる日、新設分割につき新設分割設立株式会社の成立の日、株式交換につき株式交換がその効力を生ずる日、及び株式移転につき株式移転設立完全親会社の成立の日をいう。）の直前において残存する新株予約権（以下、「残存新株予約権」という。）を保有する新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権をそれぞれ交付することとする。ただし、以下の各号に沿って再編対象会社の新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約又は株式移転計画において定めることを条件とする。

(1) 交付する再編対象会社の新株予約権の数
新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付する。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、（注）１．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、（注）２．で定められる行使価額を組織再編行為の条件等を勘案の上、調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とする。

(5) 新株予約権を行使することができる期間
「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の開始日と組織再編行為の効力発生日のうちいずれか遅い日から、「新株予約権の行使期間」の欄に定める新株予約権を行使することができる期間の満了日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第17条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げる。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じた額とする。

(7) 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要する。

(8) 新株予約権の取得条項

以下の①、②及び③の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社の取締役会決議決定がなされた場合）は、当社取締役会が別途定める日に、当社は無償で新株予約権を取得することができる。

① 当社が消滅会社となる合併契約承認の議案

② 当社が分割会社となる分割契約若しくは分割計画承認の議案

③ 当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案

(9) その他の新株予約権の行使の条件

新株予約権者が新株予約権を放棄した場合には、当該新株予約権を行使することができない。

4．平成24年４月30日付で、株式交換により、㈱ネクストジャパンホールディングスを当社の連結子会社としたことに伴い、㈱ネクストジャパンホールディングス第６回新株予約権に代わり、Ｊトラスト㈱第Ｎ－６回新株予約権を、㈱ネクストジャパンホールディングス第７回新株予約権に代わり、Ｊトラスト㈱第Ｎ－７回新株予約権を、㈱ネクストジャパンホールディングス第８回新株予約権に代わり、Ｊトラスト㈱第Ｎ－８回新株予約権を、㈱ネクストジャパンホールディングス第９回新株予約権に代わり、Ｊトラスト㈱第Ｎ－９回新株予約権を、㈱ネクストジャパンホールディングス第10回新株予約権に代わり、Ｊトラスト㈱第Ｎ－10回新株予約権を交付しております。

5．当社は、平成24年６月１日付で普通株式１株につき２株の株式分割を行っております。当該株式分割の影響及び新株予約権の行使又は失効を反映した平成24年７月31日現在の各新株予約権の新株予約権の数は、次のとおりとなります。

Ｊトラスト㈱第Ｎ－６回新株予約権　3,540個
Ｊトラスト㈱第Ｎ－７回新株予約権　390個
Ｊトラスト㈱第Ｎ－８回新株予約権　11,590個
Ｊトラスト㈱第Ｎ－９回新株予約権　12,500個
Ｊトラスト㈱第Ｎ－10回新株予約権　13,200個

（3）【行使価額修正条項付新株予約権付社債券等の行使状況等】

該当事項はありません。

（4）【ライツプランの内容】

該当事項はありません。

（5）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成24年４月１日～平成24年４月30日（注）１	3,000	30,228,780	0	4,530	0	2,265
平成24年４月30日（注）２	907,916	31,136,696	－	4,530	1,606	3,871
平成24年５月１日～平成24年５月31日（注）１	9,000	31,145,696	1	4,532	1	3,873
平成24年６月１日（注）３	31,145,696	62,291,392	－	4,532	－	3,873
平成24年６月１日～平成24年６月30日（注）１	34,260	62,325,652	2	4,535	2	3,876

（注）１．新株予約権の行使による増加であります。
２．㈱ネクストジャパンホールディングスとの株式交換による増加であります。
３．普通株式１株につき２株の株式分割によるものであります。
４．平成24年７月１日から平成24年７月31日までの間に、新株予約権の行使により、発行済株式総数が64千株、資本金及び資本準備金がそれぞれ４百万円増加しております。

（６）【大株主の状況】
当四半期会計期間は第１四半期会計期間であるため、記載事項はありません。

（７）【議決権の状況】
当第１四半期会計期間末日現在の「議決権の状況」については、株主名簿の記載内容が確認できないため、記載することができないことから、直前の基準日（平成24年３月31日）に基づく株主名簿による記載をしております。
なお、平成24年６月１日付で普通株式１株につき２株の株式分割を行っておりますが、株主名簿の記載内容が確認できないため、当該株式分割の影響は考慮しておりません。

①【発行済株式】

平成24年６月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式　114,700	－	単元株式数 100株
完全議決権株式（その他）	普通株式 30,109,800	301,098	同上
単元未満株式	普通株式　1,280	－	－
発行済株式総数	30,225,780	－	－
総株主の議決権	－	301,098	－

②【自己株式等】

平成24年６月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合(%)
Ｊトラスト株式会社	東京都港区虎ノ門一丁目７番12号	114,700	－	114,700	0.38
計	－	114,700	－	114,700	0.38

（注）１．当社は、平成24年６月１日付で普通株式１株につき２株の株式分割を行っております。当該株式分割の影響を考慮した当第１四半期会計期間末日現在の自己名義所有株式数は、229,600株であります。
２．当社は、当第１四半期連結会計期間において、アドアーズ㈱を連結子会社としております。当第１四半期会計期間末日現在の相互保有株式数は、178,800株であります。

２【役員の状況】
前事業年度の有価証券報告書の提出日後、当四半期累計期間における役員の異動はありません。

第４【経理の状況】

１．四半期連結財務諸表の作成方法について

(1) 当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号）に基づいて作成しております。

(2) 当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、当第１四半期連結会計期間及び当第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、第１四半期連結会計期間（平成24年４月１日から平成24年６月30日まで）及び第１四半期連結累計期間（平成24年４月１日から平成24年６月30日まで）に係る四半期連結財務諸表について、大阪監査法人による四半期レビューを受けております。

1 【四半期連結財務諸表】
（1）【四半期連結貸借対照表】

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第１四半期連結会計期間 (平成24年６月30日)
資産の部		
流動資産		
現金及び預金	10,362	20,793
商業手形	※2, ※3 2,119	※2, ※3 2,484
営業貸付金	※2, ※3 27,713	※2, ※3 24,886
割賦立替金	※5 65,024	※5 60,044
買取債権	2,310	2,239
求償権	506	552
商品及び製品	632	759
仕掛品	682	388
その他	4,424	11,615
貸倒引当金	△6,813	△6,312
流動資産合計	106,963	117,452
固定資産		
有形固定資産	5,095	11,559
無形固定資産		
のれん	805	2,996
その他	315	668
無形固定資産合計	1,120	3,664
投資その他の資産		
長期営業債権	※1, ※2, ※3 8,487	※1, ※2, ※3 7,548
その他	3,603	12,725
貸倒引当金	△7,723	△7,008
投資その他の資産合計	4,366	13,264
固定資産合計	10,582	28,488
資産合計	117,546	145,941
負債の部		
流動負債		
割引手形	1,776	2,234
支払手形及び買掛金	305	2,300
短期借入金	3,039	3,464
株主、役員又は従業員からの短期借入金	22,000	20,000
1年内返済予定の長期借入金	2,537	5,786
1年以内償還予定の社債	—	33
未払法人税等	254	151
利息返還損失引当金	10,172	8,150
事業整理損失引当金	1,107	289
その他の引当金	237	125
その他	2,563	3,789
流動負債合計	43,995	46,325
固定負債		
長期借入金	13,670	27,472
利息返還損失引当金	9,711	9,718
債務保証損失引当金	※4 290	※4 286
退職給付引当金	9	11
その他	398	1,073
固定負債合計	24,079	38,561
負債合計	68,074	84,887

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第１四半期連結会計期間 (平成24年６月30日)
純資産の部		
株主資本		
資本金	4,530	4,535
資本剰余金	2,265	3,876
利益剰余金	41,377	45,188
自己株式	△72	△114
株主資本合計	48,099	53,485
その他の包括利益累計額		
その他有価証券評価差額金	4	3
為替換算調整勘定	△37	△89
その他の包括利益累計額合計	△32	△86
新株予約権	103	147
少数株主持分	1,300	7,507
純資産合計	49,471	61,054
負債純資産合計	117,546	145,941

（２）【四半期連結損益計算書及び四半期連結包括利益計算書】
【四半期連結損益計算書】
【第１四半期連結累計期間】

（単位：百万円）

	前第１四半期連結累計期間 (自 平成23年４月１日 至 平成23年６月30日)	当第１四半期連結累計期間 (自 平成24年４月１日 至 平成24年６月30日)
営業収益	3,774	9,867
営業費用	866	1,689
営業総利益	2,908	8,178
販売費及び一般管理費	2,328	4,138
営業利益	579	4,039
営業外収益		
受取利息	－	0
受取配当金	18	14
受取家賃	9	41
雑収入	5	7
営業外収益合計	33	63
営業外費用		
支払利息	2	7
減価償却費	3	6
為替差損	17	217
雑損失	3	1
営業外費用合計	26	232
経常利益	586	3,870
特別利益		
固定資産売却益	－	2
負ののれん発生益	－	155
その他	－	10
特別利益合計	－	167
特別損失		
固定資産売却損	－	0
固定資産廃棄損	－	3
減損損失	－	1
投資有価証券評価損	－	0
特別損失合計	－	5
税金等調整前四半期純利益	586	4,032
法人税、住民税及び事業税	157	48
法人税等調整額	46	△50
法人税等合計	204	△2
少数株主損益調整前四半期純利益	381	4,034
少数株主利益	4	43
四半期純利益	377	3,991

【四半期連結包括利益計算書】
【第１四半期連結累計期間】

（単位：百万円）

	前第１四半期連結累計期間 (自 平成23年４月１日 至 平成23年６月30日)	当第１四半期連結累計期間 (自 平成24年４月１日 至 平成24年６月30日)
少数株主損益調整前四半期純利益	381	4,034
その他の包括利益		
その他有価証券評価差額金	△4	△1
為替換算調整勘定	△6	△52
その他の包括利益合計	△10	△54
四半期包括利益	371	3,980
（内訳）		
親会社株主に係る四半期包括利益	367	3,937
少数株主に係る四半期包括利益	4	43

【継続企業の前提に関する事項】
該当事項はありません。

【連結の範囲又は持分法適用の範囲の変更】

当第１四半期連結累計期間 （自　平成24年４月１日 至　平成24年６月30日）
(1) 連結の範囲の重要な変更 当第１四半期連結会計期間より、当社を完全親会社、株式会社ネクストジャパンホールディングスを完全子会社とする株式交換を行ったため、同社及び同社の子会社である株式会社ブレイクを、連結の範囲に含めております。また、株式会社ネクストジャパンホールディングスの関連会社であるアドアーズ株式会社は、当社が同社の意思決定機関である取締役会を実質的に支配することが推測される事実が存在する状況にあるため、支配力基準により、連結の範囲に含めております。なお、平成24年６月30日をみなし取得日としたため、当第１四半期連結会計期間は、貸借対照表のみ連結しております。

【会計方針の変更】

当第１四半期連結累計期間 （自　平成24年４月１日 至　平成24年６月30日）
（減価償却方法の変更） 当社及び一部の国内連結子会社は、法人税法の改正に伴い、当第１四半期連結会計期間より、平成24年４月１日以後に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。 なお、これによる当第１四半期連結累計期間の損益への影響は軽微であります。

【注記事項】
（四半期連結貸借対照表関係）
※１．長期営業債権については、商業手形、営業貸付金及び割賦立替金のうち過去１年間返済実績がないもの及び回収に１年以上かかると思われるものを計上しております。

※２．貸付金（商業手形、営業貸付金、長期営業債権）の内訳

	前連結会計年度 （平成24年３月31日）	当第１四半期連結会計期間 （平成24年６月30日）
商業手形割引	2,128百万円	2,490百万円
手形貸付	375	358
証書貸付	27,424	24,693
有担保貸付	1,276	1,288

※３．不良債権の状況

	前連結会計年度 （平成24年３月31日）	当第１四半期連結会計期間 （平成24年６月30日）
破綻先債権	1,603百万円	1,627百万円
延滞債権	1,105	1,184
三ヶ月以上延滞債権	716	597
貸出条件緩和債権	4,645	4,329
合計	8,070	7,739

（注）１．破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸付金のうち、法人税法施行令第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸付金。
２．延滞債権とは、元本又は利息の支払いが約定支払日の翌日から６ヶ月以上遅延しているもので、破綻先債権及び貸出条件緩和債権を除く貸付金。
３．三ヶ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３ヶ月以上遅延しているもので、破綻先債権及び延滞債権を除く貸付金。
４．貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取り決め等を行った貸付金。

※４．偶発債務

信用保証業務として、主に金融機関からの借入債務に対する保証を行っております。

前連結会計年度 （平成24年３月31日）		当第１四半期連結会計期間 （平成24年６月30日）	
保証債務（事業者及び消費者 23,075件）	22,072百万円	保証債務（事業者及び消費者 24,777件）	24,515百万円
債務保証損失引当金	290	債務保証損失引当金	286
差引額	21,781	差引額	24,229

※５．連結子会社（ＫＣカード㈱）において取り扱う割賦立替金には、クレジットカードに付帯するキャッシング及びカードローンに対しての貸付金が含まれております。なお、当該貸付金については、貸出契約の際に設定した額（契約限度額）のうち、同社が与信した額（利用限度額）の範囲内で顧客が随時借入を行うことができる契約となっております。これら契約に基づく貸出未実行残高は次のとおりであります。

	前連結会計年度 （平成24年３月31日）	当第１四半期連結会計期間 （平成24年６月30日）
貸出コミットメントの総額	317,951百万円	311,149百万円
貸出実行残高	50,265	44,283
貸出未実行残高	267,686	266,865

なお、上記貸出コミットメント契約においては貸出実行されずに終了するものもあり、かつ、利用限度額についても同社が任意に増減させることができるものであるため、貸出未実行残高は必ずしも全額が貸出実行されるものではありません。

（四半期連結キャッシュ・フロー計算書関係）

当第１四半期連結累計期間に係る四半期連結キャッシュ・フロー計算書は作成しておりません。なお、第１四半期連結累計期間に係る減価償却費（のれんを除く無形固定資産に係る償却費を含む。）及びのれんの償却額は、次のとおりであります。

	前第１四半期連結累計期間 （自　平成23年４月１日 至　平成23年６月30日）	当第１四半期連結累計期間 （自　平成24年４月１日 至　平成24年６月30日）
減価償却費	33百万円	124百万円
のれんの償却額	27	50

（株主資本等関係）

Ⅰ　前第１四半期連結累計期間（自　平成23年４月１日　至　平成23年６月30日）

配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成23年５月12日 取締役会	普通株式	179	6	平成23年３月31日	平成23年６月30日	利益剰余金

Ⅱ　当第１四半期連結累計期間（自　平成24年４月１日　至　平成24年６月30日）

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成24年５月10日 取締役会	普通株式	180	6	平成24年３月31日	平成24年６月28日	利益剰余金

（2）株主資本の金額の著しい変動

当社は平成24年４月30日付で、当社を完全親会社、株式会社ネクストジャパンホールディングスを完全子会社とする株式交換を行っております。それらの結果、当第１四半期連結累計期間において資本剰余金が前連結会計年度末に比べ1,611百万円増加しております。また、剰余金の配当を180百万円行い、四半期純利益を3,991百万円計上したこと等により、株主資本は前連結会計年度末に比べ5,385百万円増加し、53,485百万円となりました。

（セグメント情報等）
【セグメント情報】
Ⅰ　前第１四半期連結累計期間（自　平成23年４月１日　至　平成23年６月30日）
１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント				その他（注）	合計
	金融事業	不動産事業	海外事業	計		
営業収益						
外部顧客への営業収益	2,903	379	413	3,696	77	3,774
セグメント間の内部営業収益又は振替高	150	0	－	150	148	299
計	3,054	379	413	3,847	226	4,073
セグメント利益又は損失（△）	730	△30	45	745	12	758

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

２．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	745
「その他」の区分の利益	12
セグメント間取引消去	△104
全社費用（注）	△74
四半期連結損益計算書の営業利益	579

（注）全社費用は、主に報告セグメントに帰属しない一般管理費であります。

３．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報
該当事項はありません。

４．報告セグメントの変更等に関する事項
平成23年４月１日に、海外で事業を営むネオラインクレジット貸付株式会社の発行済株式の全株式を取得し、当社の子会社としたことに伴い、報告セグメント「海外事業」を新たに追加しております。

Ⅱ　当第１四半期連結累計期間（自　平成24年４月１日　至　平成24年６月30日）

１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント				その他（注）	合計
	金融事業	不動産事業	海外事業	計		
営業収益						
外部顧客への営業収益	8,266	1,090	420	9,777	90	9,867
セグメント間の内部営業収益又は振替高	51	2	－	54	115	169
計	8,318	1,093	420	9,832	205	10,037
セグメント利益	4,040	54	54	4,149	8	4,158

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

２．報告セグメントごとの資産に関する情報

下記「５．報告セグメントの変更等に関する事項」に記載のとおり、報告セグメントを新たに追加しております。これによる影響は、前連結会計年度の末日に比べ、当第１四半期連結会計期間末の「アミューズメント事業」セグメントの資産の額が17,143百万円増加しております。

３．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	4,149
「その他」の区分の利益	8
セグメント間取引消去	△8
全社費用（注）	△110
四半期連結損益計算書の営業利益	4,039

（注）全社費用は、主に報告セグメントに帰属しない一般管理費であります。

４．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報

（固定資産に係る重要な減損損失）

該当事項はありません。

（のれんの金額の重要な変動）

下記「５．報告セグメントの変更等に関する事項」に記載のとおり、報告セグメントを新たに追加しております。

なお、当該事象によるのれんの増加額は、当第１四半期連結累計期間においては、2,026百万円であります。

（重要な負ののれんの発生益）

金額の重要性が乏しいため、記載を省略しております。

５．報告セグメントの変更等に関する事項

（報告セグメントの追加）

当第１四半期連結会計期間において、株式会社ネクストジャパンホールディングスとの株式交換を行い、当社の連結子会社としております。また、同社の子会社である株式会社ブレイク及び同社の関連会社であるアドアーズ株式会社を当社の連結子会社とし、報告セグメント「アミューズメント事業」を新たに追加しております。

なお、当該子会社のみなし取得日を平成24年６月30日とし、当第１四半期連結会計期間は貸借対照表のみの連結としたため、当第１四半期連結累計期間における営業収益及び利益又は損失の金額に関する情報は記載しておりません。

（減価償却方法の変更）

当社及び一部の国内連結子会社は、法人税法の改正に伴い、当第１四半期連結会計期間より、平成24年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。

なお、これによる当第１四半期連結累計期間のセグメント損益への影響は軽微であります。

（企業結合等関係）

当第１四半期連結会計期間（自 平成24年４月１日 至 平成24年６月30日）

株式交換による企業結合

１．企業結合の概要

(1) 被取得企業の名称及びその事業の内容

被取得企業の名称　　株式会社ネクストジャパンホールディングス

事業の内容　　子会社の統括・管理及びリスクマネジメント並びに投資事業等

(2) 企業結合を行った主な理由

アミューズメント店舗運営ノウハウの活用等の事業連携を行い、当社グループの企業価値の増大を図るためであります。

(3) 企業結合日

平成24年４月30日

(4) 企業結合の法的形式並びに結合後企業の名称

企業結合の法的形式　　当社を株式交換完全親会社、株式会社ネクストジャパンホールディングスを株式交換完全子会社とする株式交換

結合後企業の名称　　株式会社ネクストジャパンホールディングス（平成24年７月１日付、当社との吸収合併により消滅）

(5) 取得した議決権比率

100％

(6) 取得企業を決定するに至った主な根拠

当社を完全親会社とする株式交換であることによるものであります。

２．四半期連結累計期間に係る四半期連結損益計算書に含まれる被取得企業の業績の期間

平成24年６月30日をみなし取得日としたため、当第１四半期連結会計期間は、貸借対照表のみ連結しております。

３．被取得企業の取得原価及びその内訳

取得の対価	企業結合日に交付した当社普通株式の時価	1,606百万円
	企業結合日の新株予約権の時価	26百万円
取得原価		1,632百万円

４．株式の種類別の交換比率及びその算定方法並びに交付した株式数

(1) 株式の種類別の交換比率

会社名	当社	株式会社ネクストジャパンホールディングス
株式交換比率	普通株式：１株	普通株式：２株

(2) 株式交換比率の算定方法

当社は山田ＦＡＳ株式会社を、株式会社ネクストジャパンホールディングスは株式会社プルータス・コンサルティングをそれぞれ第三者機関として選定して株式交換比率の算定を依頼し、その算定結果をもとに当事者間で交渉・協議を重ね、株式交換比率を決定いたしました。

(3) 交付した株式数

907,916株

(4) 発生したのれんの金額、発生原因、償却方法及び償却期間

① 発生したのれんの金額

2,026百万円

② 発生原因

主として、アミューズメント事業との連携によって、今後期待される超過収益力であります。

③ 償却方法及び償却期間

５年間にわたる均等償却

（１株当たり情報）

１株当たり四半期純利益金額及び算定上の基礎、潜在株式調整後１株当たり四半期純利益金額及び算定上の基礎は、以下のとおりであります。

	前第１四半期連結累計期間 （自 平成23年４月１日 至 平成23年６月30日）	当第１四半期連結累計期間 （自 平成24年４月１日 至 平成24年６月30日）
(1) １株当たり四半期純利益金額	6円32銭	64円92銭
（算定上の基礎）		
四半期純利益金額（百万円）	377	3,991
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る四半期純利益金額（百万円）	377	3,991
普通株式の期中平均株式数（千株）	59,801	61,479
(2) 潜在株式調整後１株当たり四半期純利益金額	6円27銭	63円06銭
（算定上の基礎）		
四半期純利益調整額（百万円）	－	－
（うち支払利息（税額相当額控除後）（百万円））	－	－
普通株式増加数（千株）	432	1,816
希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要	――――――	――――――

（注） 当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期純利益金額及び潜在株式調整後１株当たり四半期純利益金額を算定しております。

（重要な後発事象）

平成24年７月12日開催の当社取締役会において、ＮＬＨＤ株式会社よりネオラインホールディングス株式会社（平成24年７月13日付でＪＴインベストメント株式会社に商号変更。以下、「ＪＴインベストメント」という。）の全株式を取得し、連結子会社化することを決議し、同日、株式譲渡契約を締結いたしました。

その概要は次のとおりであります。

(1) 株式取得の目的

ＪＴインベストメントは、当社の筆頭株主並びに代表取締役社長である藤澤信義（以下、「藤澤氏」という。）が代表取締役社長を務めるＮＬＨＤ株式会社が株式の100％を保有し、藤澤氏が代表取締役社長を務める投資会社であります。

ＪＴインベストメントは、企業（株式）、貸付債権、不動産等の様々な資産を対象とした投資実績を有しており、金融・保証事業を展開する株式会社クレディア（以下、「クレディア」という。）、印刷事業を展開する株式会社エーエーディ（以下、「エーエーディ」という。）、及び投資業を展開するＮＬバリューキャピタル株式会社（以下、「ＮＬＶＣ」という。また、ＪＴインベストメント、クレディア、エーエーディ、及びＮＬＶＣを総称して、以下、「ＪＴインベストメントグループ」という。）を傘下に抱えております。

当社は、ＪＴインベストメントの完全子会社化を通じて、ＪＴインベストメントグループとのより強固な関係を構築することで、当社グループの経営基盤の強化と事業領域の拡大に繋がるものと考えております。

具体的には、これまでの投資実績に裏付けられたＪＴインベストメントの投資・Ｍ＆Ａのノウハウに加え、かつては上場会社であったクレディアの顧客基盤、保証事業に係る金融機関との提携実績、ローコストオペレーションを前提とした与信管理ノウハウを吸収することは、当社の子会社である株式会社ロプロ（以下、「ロプロ」という。）とのシナジーが十分に見込まれるものであり、ロプロが現在推進している保証事業の拡大に資するものであると考えております。エーエーディは、創業50年の歴史を誇る印刷会社であり、自社で印刷工場を抱え、プランニングからデザイン制作、撮影、印刷までをトータルでサポートするプリンティングサービスを提供しており、印刷関連業務の内製化、印刷関連コストの削減を通じて、経営の効率化に資するものであります。

また、上記のとおり、藤澤氏がＪＴインベストメントの代表取締役社長を務めており、当社とＪＴインベストメントグループとの取引（関連当事者取引）を連結決算に取り込むことで、上場会社として経営の透明性を高めるとともに、企業価値の向上が図られるものと判断し、本株式取得を行うことといたしました。

(2) 株式取得の相手会社の名称等

①	商号	ＮＬＨＤ株式会社
②	代表者の氏名	代表取締役 藤澤 信義

(3) 株式取得する会社の名称等

①	商号	ＪＴインベストメント株式会社
②	住所	東京都港区虎ノ門一丁目７番12号
③	代表者の氏名	代表取締役社長 藤澤 信義
④	資本金	100百万円（平成24年６月30日現在）
⑤	事業の内容	投資業、経営コンサルティング業、グループ経営管理

(4) 株式取得の時期

平成24年７月13日

(5) 取得株式数、取得価額及び取得後の持分比率

①	取得株式数	370,140株
②	取得価額	11,000百万円
③	取得後の持分比率	100.0％

(6) 資金調達の方法

自己資金

２【その他】

（１）平成24年５月10日開催の取締役会において、次のとおり剰余金の配当を行うことを決議いたしました。

（イ）配当金の総額……………………………………………180百万円

（ロ）１株当たりの金額…………………………………………６円00銭

（ハ）支払請求の効力発生日及び支払開始日…………平成24年６月28日

（注） 平成24年３月31日現在の株主名簿に記載又は記録された株主に対し、支払いを行いました。

（２）訴訟

（イ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金21億2604万7927円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、前スポンサーであった原告が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

（ロ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社の代表取締役である崔 潤（チェ・ユン）氏から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金20億円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、原告が代表取締役を務める前スポンサー（Ａ＆Ｐフィナンシャル貸付株式会社）が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の四半期レビュー報告書

平成24年８月９日

Ｊトラスト株式会社
取締役会 御中

大阪監査法人

代表社員 業務執行社員	公認会計士	池尻 省三	印
代表社員 業務執行社員	公認会計士	安岐 浩一	印
業務執行社員	公認会計士	林 直也	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられているＪトラスト株式会社の平成24年４月１日から平成25年３月31日までの連結会計年度の第１四半期連結会計期間（平成24年４月１日から平成24年６月30日まで）及び第１四半期連結累計期間（平成24年４月１日から平成24年６月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書、四半期連結包括利益計算書及び注記について四半期レビューを行った。

四半期連結財務諸表に対する経営者の責任
経営者の責任は、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して四半期連結財務諸表を作成し適正に表示することにある。これには、不正又は誤謬による重要な虚偽表示のない四半期連結財務諸表を作成し適正に表示するために経営者が必要と判断した内部統制を整備及び運用することが含まれる。

監査人の責任
当監査法人の責任は、当監査法人が実施した四半期レビューに基づいて、独立の立場から四半期連結財務諸表に対する結論を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。
四半期レビューにおいては、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続が実施される。四半期レビュー手続は、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べて限定された手続である。
当監査法人は、結論の表明の基礎となる証拠を入手したと判断している。

監査人の結論
当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、Ｊトラスト株式会社及び連結子会社の平成24年６月30日現在の財政状態及び同日をもって終了する第１四半期連結累計期間の経営成績を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

強調事項
「重要な後発事象」に記載のとおり、会社は平成24年７月12日開催の取締役会において、ネオラインホールディングス株式会社（平成24年７月13日付でJTインベストメント株式会社に商号変更）の全株式を取得することを決議し、同日、株式譲渡契約を締結した。
上記事項は、当監査法人の結論に影響を及ぼすものでない。

利害関係
会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注）１．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。
２．四半期連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

Exhibit 99.11

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の４の７第１項
【提出先】	関東財務局長
【提出日】	平成24年11月13日
【四半期会計期間】	第37期第２四半期（自 平成24年７月１日 至 平成24年９月30日）
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次	第36期 第２四半期 連結累計期間	第37期 第２四半期 連結累計期間	第36期
会計期間	自平成23年 ４月１日 至平成23年 ９月30日	自平成24年 ４月１日 至平成24年 ９月30日	自平成23年 ４月１日 至平成24年 ３月31日
営業収益（百万円）	10,106	24,457	24,508
経常利益（百万円）	1,288	7,483	5,486
四半期（当期）純利益（百万円）	30,306	7,445	34,500
四半期包括利益又は包括利益（百万円）	30,278	7,551	34,578
純資産額（百万円）	45,270	64,674	49,471
総資産額（百万円）	124,823	142,094	117,546
１株当たり四半期（当期）純利益金額（円）	506.56	120.50	575.96
潜在株式調整後１株当たり四半期（当期）純利益金額（円）	502.75	117.09	567.68
自己資本比率（％）	35.2	40.0	40.9
営業活動によるキャッシュ・フロー（百万円）	△17,233	14,125	△16,489
投資活動によるキャッシュ・フロー（百万円）	3,910	△6,522	△12,424
財務活動によるキャッシュ・フロー（百万円）	15,897	440	24,165
現金及び現金同等物の四半期末（期末）残高（百万円）	16,705	19,496	9,410

回次	第36期 第２四半期 連結会計期間	第37期 第２四半期 連結会計期間
会計期間	自平成23年 ７月１日 至平成23年 ９月30日	自平成24年 ７月１日 至平成24年 ９月30日
１株当たり四半期純利益金額（円）	500.24	55.58

（注）１．当社は四半期連結財務諸表を作成しておりますので、提出会社の主要な経営指標等の推移については記載しておりません。

２．営業収益には、消費税等は含まれておりません。

３．当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、第１四半期連結会計期間及び第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。

４．当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期（当期）純利益金額及び潜在株式調整後１株当たり四半期（当期）純利益金額を算定しております。

２【事業の内容】

当社は平成24年４月30日付で、株式会社ブレイクを当社の連結子会社とし、また、平成24年６月26日付で、当社の関連会社であったアドアーズ株式会社を連結子会社といたしました。これに伴い、第１四半期連結会計期間より、新たなセグメント情報の区分として、アミューズメント事業を追加しております。

また、当社は平成24年７月13日付で、ＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社）の全株式を取得し、同社及び同社の子会社である株式会社クレディア、株式会社エーエーディ、ＮＬバリューキャピタル株式会社の計４社が、当第２四半期連結会計期間において、新たに当社の連結子会社となりました。

さらに、当社の連結子会社であるＫＣカード株式会社は、平成24年８月13日付で、韓国の株式会社未来貯蓄銀行の一部資産及び負債を承継する受け皿会社として、親愛株式会社を設立いたしました。なお、親愛株式会社は、平成24年10月５日付で、韓国における貯蓄銀行業の認可を取得するとともに、商号を「親愛貯蓄銀行株式会社」へ変更しております。

加えて、平成24年９月１日付で、当社の連結子会社である株式会社ロプロを存続会社、株式会社日本保証を消滅会社とする吸収合併を行い、同日付で商号を「株式会社日本保証」へ変更いたしました。

当社グループは、Ｊトラスト株式会社（当社）、キーノート株式会社（連結子会社）、パルティール債権回収株式会社（連結子会社）、株式会社日本保証（連結子会社）、Ｊトラストシステム株式会社（連結子会社）、西京カード株式会社（連結子会社）、ネオラインクレジット貸付株式会社（連結子会社）、ＫＣカード株式会社（連結子会社）、株式会社ブレイク（連結子会社）、アドアーズ株式会社（連結子会社）、ＪＴインベストメント株式会社（連結子会社）、株式会社クレディア（連結子会社）、株式会社エーエーディ（連結子会社）、ＮＬバリューキャピタル株式会社（連結子会社）、親愛株式会社（連結子会社。平成24年10月５日付で商号を「親愛貯蓄銀行株式会社」へ変更。）及び他７社（連結子会社５社、非連結子会社２社）の計22社から構成され、金融事業、不動産事業、アミューズメント事業、海外事業及びその他の事業を営んでおります。

当第２四半期連結累計期間における、各部門に係る主な事業内容の変更は、概ね次のとおりであります。

<金融事業>

１．事業者向貸付業務

株式会社日本保証及び株式会社クレディアは、中小企業及び個人事業主を対象に、商業手形割引、無担保貸付又は不動産担保貸付・有価証券担保貸付・ゴルフ会員権担保貸付・診療報酬債権担保貸付等による手形貸付や証書貸付を取り扱っております。

２．消費者向貸付業務

株式会社日本保証、西京カード株式会社及び株式会社クレディアは、消費者を対象に無担保貸付又は不動産担保貸付等による証書貸付を取り扱っております。

３．クレジット・信販業務

ＫＣカード株式会社は、クレジットカードの発行による資金決済業務やカードローン等個人向け与信業務を行っております。また、株式会社日本保証及び西京カード株式会社は、消費者を対象とした、割賦販売による信販業務を行っております。

４．信用保証業務

株式会社日本保証、ＫＣカード株式会社及び株式会社クレディアは、主に銀行・信用金庫・信用組合が行う中小企業及び個人事業主への事業資金貸付及び消費者向け貸付に対する保証業務を行っております。

５．債権買取業務

当社、株式会社日本保証、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーは、金融機関・ノンバンク・事業会社からの貸付債権の買取業務を行っております。また、パルティール債権回収株式会社におきましては、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーからの回収受託に係る債権回収業務も行っております。

<不動産事業>

キーノート株式会社は、戸建分譲の取り扱いを中心とした不動産売買業、中古住宅再生事業及び不動産仲介業を行っております。

アドアーズ株式会社は、不動産の賃貸を行っております。

<アミューズメント事業>

株式会社ブレイクは、アミューズメント機器用景品の販売及びアミューズメント店舗等の運営を行っております。

アドアーズ株式会社は、アミューズメント施設運営事業を行っております。

＜海外事業＞

ネオラインクレジット貸付株式会社は、韓国消費者金融市場において消費者を対象に無担保貸付及び不動産担保貸付による証書貸付を取り扱っております。

親愛株式会社は、韓国における貯蓄銀行設立及び認可取得の準備を行っております。

＜その他の事業＞

Ｊトラストシステム株式会社は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務を行っております。

アドアーズ株式会社は、設計・施工事業等を行っております。

株式会社エーエーディは、印刷事業を行っております。

ＪＴインベストメント株式会社は、投資事業、経営コンサルティング事業及びグループ経営管理を行っております。

ＮＬバリューキャピタル株式会社は、投資事業を行っております。

以上の企業グループについて図示すると次のとおりであります。



第２【事業の状況】

１【事業等のリスク】

当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項を記載しております。但し、業績に影響を及ぼしうる要因の全てを網羅するものではありません。なお、当社グループは、これらのリスク発生の可能性を十分認識した上で、発生の回避及び発生した場合の迅速な対応に努めてまいる所存であります。

当第２四半期連結累計期間において、前事業年度の有価証券報告書に記載した事業等のリスクについて変更があった事項は、次のとおりであります。

なお、本項におきましては、将来に関する事項が含まれておりますが、当該事項は、四半期報告書提出日現在（平成24年11月13日）において判断したものであります。

また、以下の見出しに付された項目番号は、前事業年度の有価証券報告書における「第一部 企業情報 第２ 事業の状況 ４ 事業等のリスク」の項目番号に対応したものであります。

(1) 事業の内容について

当社グループは、Ｊトラスト株式会社（当社）、連結子会社としてキーノート株式会社（以下、「キーノート」という。）、合同会社パルティール、パルティール債権回収株式会社、株式会社日本保証（旧 株式会社ロプロ、平成24年９月１日付で株式会社日本保証を吸収合併、以下、「日本保証」という。）、Ｊトラストシステム株式会社、西京カード株式会社（以下、「西京カード」という。）、合同会社パルティール・ワン、ネオラインクレジット貸付株式会社、ＫＣカード株式会社（以下、「ＫＣカード」という。）、株式会社ブレイク（以下、「ブレイク」という。）、アドアーズ株式会社（以下、「アドアーズ」という。）、ＪＴインベストメント株式会社（以下、「ＪＴインベストメント」という。）、株式会社クレディア、株式会社エーエーディ（以下、「エーエーディ」という。）、ＮＬバリューキャピタル株式会社、親愛貯蓄銀行株式会社（旧 親愛株式会社、平成24年10月５日付で商号変更。）及び他３社から構成され、「貸金業法」、「利息制限法」、「割賦販売法」、「宅地建物取引業法」（以下、「宅建業法」という。）、「債権管理回収業に関する特別措置法」（以下、「サービサー法」という。）、「風俗営業等の規制及び業務の適正化等に関する法律」、及び環境・リサイクル、特許等関連の法的規制等、事業領域に関連する様々な法令、その他諸規則に従い、中小企業、個人事業主及び不動産業者を対象とした事業者向け金融事業と一般個人を対象とした消費者向け金融事業及びクレジット・信販事業、一般ユーザーを対象とした不動産事業、特定金銭債権を譲り受け又は委託を受けて行う管理・回収業務、システム開発事業、アミューズメント（施設運営、販売等）事業、設計・施工事業、印刷事業、投資事業、及び韓国における貯蓄銀行業等を営んでおります。

(2) 法的規制等について

③ 割賦販売法の業務規制について

日本保証、西京カード及びＫＣカードは、割賦事業において「割賦販売法」に基づく各種規制を受けております。同法は平成21年12月に改定され、「割賦販売等に係る取引の公正の確保、購入者等が受けることのある損害の防止及びクレジットカード番号等の適切な管理に必要な措置を講ずることにより、割賦販売等に係る取引の健全な発達を図るとともに、購入者等の利益を保護し、あわせて商品等の流通及び役務の提供を円滑にし、もって国民経済の発展に寄与すること」との目的のもと、「与信契約のクーリングオフ」「既払い金返還」「過剰与信の禁止」「信用情報機関の利用義務付け」「カードの適切な管理」など、消費者保護に関する規定が多く盛り込まれております。

また、日本保証及び西京カードの提携先は「特定商取引に関する法律」の適用を受ける取引類型である「特定継続的役務提供」が大半であります。同法は「割賦販売法」と同様に平成21年12月に改定され、「過量販売契約の解除」など消費者保護のため規制対象の幅が拡大されております。

日本保証及び西京カードは直接的に同法の適用を受けませんが、「割賦販売法」と同様に提携先が法に抵触するような方法で商品販売や役務提供を行った場合、これに関連して日本保証及び西京カードと消費者との間で成立した契約等にも深刻な影響が生じる可能性があります。

④ 宅建業法の業務規制について

キーノート及びアドアーズは、「宅建業法」をはじめとする関連法令に基づく各種規制を受けております。これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑦ 個人情報保護法について

当社グループは、平成17年４月１日に施行された「個人情報の保護に関する法律」における個人情報取扱業者に該当しております。当社グループにおいては、個人情報取扱い及び情報管理等に関する「個人情報保護方針」を定め、個人情報漏洩を未然に防ぐための規程並びに社内体制の整備を図っております。

なかでも、パルティール債権回収株式会社においては、一般財団法人日本情報経済社会推進協会（ＪＩＰＤＥＣ）から平成24年２月20日に、「プライバシーマーク」を取得し、個人情報について適切な保護措置を講ずる体制を整備している事業者としての認定を受けております。

また、エーエーディは平成17年10月、一般財団法人日本情報経済社会推進協会（旧 日本情報処理開発協会：ＪＩＰＤＥＣ）の認定資格である「ＩＳＭＳ適合性評価制度（Ver.2.0）」並びに同様の英国規格である「ＢＳ7799-Part2 : 2002」の認証を取得し、さらに平成18年11月、国際統一規格である「ＩＳＯ27001」認証へと移行しております。「ＩＳＯ27001」はいわゆる「個人情報保護法」より高度なレベルで、情報セキュリティの維持・管理を定めているもので、こうした認定取得により、お客様にはいっそうの安心と継続的なサービスの提供が可能となり、さらに日々業務の遂行に努めております。

しかしながら、万が一不測の事態により、個人情報の漏洩又は個人情報保護法等に違反した場合には、同法による制裁を受けるだけでなく、社会的信用の失墜や損害賠償請求等により、当社グループの業績に影響を与える可能性があります。

⑨ 印刷事業の業務規制について

エーエーディは、法令の遵守を基本として事業を展開しておりますが、製造物責任、私的独占の禁止等、環境・リサイクル、特許等関連の法的規制を受けております。今後規制の強化が実施された場合には、当社グループの業績に影響を与える可能性があります。

(3) 貸倒リスクについて

② 売掛債権の貸倒リスク

アドアーズが設計・施工を請け負うパチンコ業界は日本屈指の娯楽産業となっておりますが、パチンコホール間の競争は厳しく、多くの閉店・廃業により、大手を含めた淘汰の時代と長らく言われております。一方、出店規模は大型化の傾向が顕著であることから、パチンコホールの内外装工事は受注額が大きくなる傾向にあり、さらに受注競争によっては債権回収期間が長期化する状況も見受けられます。

アドアーズでは債権回収リスクに留意し、債権保全の強化、与信管理体制の強化を推進しておりますが、顧客先の売上動向によっては売掛債権の貸倒リスクが高まる可能性があり、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷事業においても与信管理の強化に努めておりますが、得意先の倒産などによる貸倒れが生じた場合、当社グループの業績に影響を与える可能性があります。

(6) ＧＦ投資ファンド投資事業有限責任組合への貸付について

当社は、平成24年７月１日付で、株式会社ネクストジャパンホールディングスを吸収合併したことにより、同社がアドアーズの主要株主であるＧＦ投資ファンド投資事業有限責任組合（以下、「ＧＦファンド」という。）との間で締結した金銭消費貸借契約を承継しております。契約締結の前には同ファンドの資産及び財務内容を確認し、貸付金相当分の担保の差し入れを受けており、さらに当社の貸付債権を優先的に担保すべく、ＧＦファンドと有限責任組合員の間で有限責任組合員を劣後貸付人とする劣後特約付金銭消費貸借契約を締結しており、ＧＦファンドが当社に対する元利金の弁済に対して資金が不足する場合、劣後貸付人がその不足額を同ファンドに対して貸し付けることを約しております。また、同ファンドを構成する有限責任組合員も当社の貸付債権を十分担保するだけの収入を継続的に得ており、資産についても相当に保有していることも確認しているため、特段問題はないと考えております。しかしながら、何らかの理由でＧＦファンドが当社に対し債務不履行等を生じた場合には、当社グループの業績に影響を及ぼす可能性があります。

(7) 競争について

当社グループの主要事業である消費者向け・事業者向けの金融業界は、金融業界再編に伴う合併、業務提携による異業種からの新規参入、貸出債権の良質化に対応した顧客層への営業力強化などにより、顧客獲得競争が一層激化する可能性があります。このような事業環境において、優位な競争力を得られない場合に、当社グループの事業及び業績に影響を与える可能性があります。

キーノートが事業展開する不動産業界は、大手企業を含む多数の事業者が存在しております。不動産業の中でも不動産流通業は、多額の資本を必要としないことから、一般的に参入障壁が低いと言われており、競争は大変厳しいものとなっております。また今後においても、さらなる競争の激化に直面するものと考えられます。当社グループには、優れた人材や独自の営業システムが存在すると考える一方で、将来においては競合他社の台頭等により、現在の優位な競争力が得られない場合に、当社グループの事業及び業績に影響を及ぼす可能性があります。

また、アドアーズ及びブレイクが事業展開を行っているアミューズメント業界を取り巻く環境は厳しい状況が続いており、今後も業界内の再編及び淘汰が進むものと思われます。当社グループにおいては、他社との差別化及び優位性創出に努めておりますが、競合他社と比べて直営店舗の顧客サービスレベルが低下した場合、もしくは顧客ニーズの変化への対応が遅れた場合、各店舗の業績は計画通りに推移する保証は無く、今後の当社グループの出店施策及び事業展開に影響を与える可能性があります。

さらに、アドアーズの設計・施工事業は、パチンコホール及びアミューズメント施設の内外装工事を主として受注しております。内外装工事は従業員が数人の会社まで含めると約30,000社が事業を行っており、これにより受注単価の変動が激しく、また受注競争も激しくなっております。多くの業者の受注競争によっては、工事受注の獲得に支障をきたす可能性や、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷業界において、商業印刷物の受注は景気の動向に左右される傾向が強く、企業間競争による販売価格の低迷が続いておりますが、さらに競争が激化した場合には受注価格を低下させる要因となり、当社グループの業績に影響を及ぼす可能性があります。

(9) 地価下落について

キーノートにおいて不動産業を行っており、また、日本保証及び西京カードにおいては不動産担保貸付又は不動産担保貸付に対する保証業務を行っており、今後さらに拡大していくことを予定しております。今後、国内の不動産価格が下落した場合や不動産の流動性が悪化した場合などには、当社グループの不動産業における業績が悪化する可能性があるとともに、不動産担保貸付及び保証業務における不動産の担保価値が毀損し貸倒引当金の設定額に影響するなど、当社グループの事業及び業績に影響を与える可能性があります。

(10) 業務提携先について

日本保証及びＫＣカードは、主に複数の金融機関と信用保証業務等において業務提携を行っておりますが、日本保証及びＫＣカード又は業務提携先の業績が悪化した場合には業務提携の解消など、当社グループの業績に影響を与える可能性があります。

(11) 訴訟

現在、Ａ＆Ｐフィナンシャル貸付株式会社から更生会社株式会社武富士（現：更生会社ＴＦＫ株式会社）のスポンサー選定プロセスに関し、共同不法行為を行ったとして、損害賠償請求が東京地方裁判所へ提起されております。また、同社の代表取締役である崔潤氏個人からも、上記共同不法行為により損害を被ったとして、損害賠償請求が東京地方裁判所へ提起されておりますが、両事案とも原告の訴えについては全く根拠がないものと考えており、当社グループの事業に重大な影響を及ぼすものではありません。

また、その他当社グループの事業に重大な影響を及ぼす訴訟の提起や係争の発生はありませんが、今後につきましても訴訟等のリスクを回避するために契約書等の作成に当たりましては、弁護士等の専門家からの助言を得ながら、リスクの最小化を図ってまいります。しかしながら、現在係争中の事案における敗訴や、将来において法令違反や不完全な契約締結といった法律上の問題を原因とした訴訟等が発生した場合、当社グループの業績及び財政状態に重大な影響を及ぼす可能性があります。

(15) カントリーリスクについて

当社グループは、新たな収益基盤の確立を目的として、海外市場に進出し事業展開を行っております。これらの在外会社につきましては、所在国における市場動向、競合会社の存在、政治、経済、法律、文化、宗教、習慣や為替、その他の様々なカントリーリスクが存在しております。法律・規制の変更や、予期せぬ政治・経済の不安定化及びテロ・戦争・その他社会的混乱等が実際に発生した場合、当社グループの事業活動が期待通りに展開できない、もしくは事業の継続が困難となり、当社グループの業績及び事業展開に影響を与える可能性があります。

(16) 為替リスクについて

ネオラインクレジット貸付株式会社及び親愛貯蓄銀行株式会社における売上、費用、資産等は、連結財務諸表の作成時に円換算するため、換算時の為替相場が予想を超えて大幅に変動した場合には、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

また、ブレイクは販売事業部門において、アミューズメント機器用景品の一部を海外から仕入れておりますが、今後の事業展開によっては海外からの輸入割合が増加すると予想されます。輸入の際の為替リスクを回避するため、円建取引決済へのシフトを行う等リスクヘッジの対策を検討しておりますが、為替リスクを完全にヘッジできるという保証はなく、為替相場が短期間で乱高下した場合には、売上原価の上昇により当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(19) 代表者への依存について

当社グループの事業の推進者は、当社の筆頭株主であり、代表取締役社長でもある藤澤信義であります。同人は、経営方針や戦略の決定をはじめ、営業、技術、財務の各方面の事業推進において重要な役割を果たしております。このため、当社の役員の人事も含め当社グループの最終決定における同人の影響力は大きいものと考えられ、その決定により当社グループの事業が左右される可能性があります。

なお、前事業年度の有価証券報告書に記載した同人からの多額な資金の借入については、平成24年７月13日付でＪＴインベストメントの全株式を取得し連結子会社化した時点で、当社グループ、同人、ＪＴインベストメント及び株式会社クレディア間での免責的債務引受及び相殺により同人を通じた金銭の貸借関係は解消され、連結親子会社間の債権債務へと移行しております。

当社グループでは、同人に過度に依存しない組織体制の整備や経営体制の構築を推進しておりますが、現時点で同人が離職又は業務執行が困難となるような事態が生じた場合、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(20) 投資事業におけるリスクについて

ＪＴインベストメント及びＮＬバリューキャピタル株式会社は、事業のシナジー性、商品力やサービス力などを総合的に判断した後、投資先を選定しておりますが、これは金融市場に加えて、政治・産業等の動向に大きく影響を受けることが考えられます。これらの外部要因により投資環境が悪化することによって、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

２【経営上の重要な契約等】

当社は、平成24年７月12日開催の当社取締役会において、ネオラインホールディングス株式会社（平成24年７月13日付で「ＪＴインベストメント株式会社」へ商号変更。）の株式取得について決議し、同日付で、ＮＬＨＤ株式会社との間で株式譲渡契約を締結いたしました。

詳細は、「第４　経理の状況　１　四半期連結財務諸表　注記事項　（企業結合等関係）」に記載のとおりです。

３【財政状態、経営成績及びキャッシュ・フローの状況の分析】

文中の将来に関する事項は、当四半期連結会計期間の末日現在において当社グループ（当社及び連結子会社）が判断したものであります。

(1) 業績の状況

当第２四半期連結累計期間におけるわが国経済は、東日本大震災後の復興需要や金融緩和による底堅い個人消費にも支えられ、緩やかな回復基調にあるものの、欧州債務危機や中国経済の減速、円高の長期化など懸念材料もあり、先行きは不透明な状況となっております。

当社グループが属する貸金業界におきましては、改正貸金業法の完全施行以降、減少傾向が続いてきた消費者向け無担保貸付における月間貸付額が直近で前年対比増加となっていることや、過払い金返還額や利息返還請求件数が直近で前年対比減少しているなど、ようやく改善の兆しが見受けられますが、未だ改正貸金業法の完全施行の影響によるマーケットの縮小並びに資金調達環境の悪化等による事業の縮小や廃業が相次ぐなど、依然として厳しい経営環境が続いております。また、クレジットカード業界におきましては、カードショッピングは、サービス内容の多様化やカード決済範囲の拡大等、利便性の向上により拡大基調にありますが、カードキャッシングは、改正貸金業法の完全施行に伴う総量規制等の影響により、融資残高、取扱高とも減少するなど、引き続き厳しい環境が続いております。不動産業界では、震災後一時的に不動産取引は落ち込んだものの、政府による住宅取得に関する各種優遇政策や低金利等を背景に、新設住宅着工戸数は低水準ながら増加傾向にあり、市況は緩やかな回復傾向にあるなど堅調な動きを見せておりますが、依然、所得・雇用環境は厳しい状況が続いており、本格的な回復には至っておりません。さらに、アミューズメント関連業界におきましても、個人消費の節約志向なども相まって業界全体は軟調傾向で推移しております。

このような経営環境を踏まえ、当社グループでは、当第２四半期連結累計期間において、前事業年度に引き続き積極的にＭ＆Ａ及び組織再編を行ない、当社グループの経営資源の有効活用及び経営の効率化を通じて、当社グループ全体の経営基盤の強化を図ってまいりました。平成24年４月には株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）を株式交換（平成24年７月に当社に吸収合併）により、また、平成24年６月には関連会社であったアドアーズ株式会社（以下、「アドアーズ」という。）を支配力基準により連結子会社といたしました。さらに、平成24年７月にはネオラインホールディングス株式会社（現 ＪＴインベストメント株式会社、以下、「ＪＴインベストメント」という。）を株式取得により連結子会社といたしました。これらの組織再編により、潜在的な利益相反関係を解消し、上場企業として経営の透明性を高めるとともに、アミューズメント店舗運営ノウハウとクレジットカード事業を融合した新たなＢｔｏＣビジネスの拡充や、ＪＴインベストメントのＭ＆Ａにおける実績や、同社の子会社である株式会社クレディア（以下、「クレディア」という。）の顧客基盤・与信管理ノウハウを活かした当社グループとのシナジー等を通じて、当社グループの企業価値の向上や事業規模の拡大に努めてまいります。

また、当社グループは韓国での貯蓄銀行業への参入を目指して、平成24年７月に破綻した株式会社未来貯蓄銀行の引き受けに係る優先交渉権を取得し、平成24年８月に親愛株式会社（現 親愛貯蓄銀行株式会社、以下、「親愛貯蓄銀行」という。）を設立いたしました。なお、平成24年10月には、貯蓄銀行業の許認可を取得し、株式会社未来貯蓄銀行の資産・負債の移転決定を受けて、韓国での貯蓄銀行業への参入を果たしております。今後は、日本国内における金融機関との保証事業やクレジットカード事業等において培ったノウハウを最大限に活用し、金融事業の営業基盤の拡大、収益力の向上を図るとともに、韓国の中小企業、地域の皆様の多様なニーズにお応えする金融サービスの拡充を通じて、韓国経済の発展に貢献してまいります。

さらに、中長期的な経営戦略の一つとして掲げる信用保証業務においては、これまで、株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証業務を中心に行ってまいりましたが、平成24年９月、新たに、株式会社宮崎太陽銀行との間で同行が取り扱う消費者向け無担保ローン商品に係る保証業務提携を締結いたしました。今後も、当社グループの金融ビジネスにおける与信ノウハウと提携先金融機関のブランド力を融合しお客様の幅広い資金ニーズにお応えしながら、安定的な収益を確保し、信用保証業務の拡充を図るとともに、保証業務提携先の拡大を通じて、多様な資金ニーズに積極的にお応えしてまいります。

当第２四半期連結累計期間における営業収益は、前事業年度に取得したＫＣカード株式会社（以下、「ＫＣカード」という。）におけるクレジット事業収益や、株式会社日本保証（旧 株式会社ロプロ、以下、「日本保証」という。）における更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）から承継した消費者金融事業からの事業収益が加算されたことや、アドアーズのアミューズメント施設収入等の売上が加算されたことにより24,457百万円（前年同期比142.0%増）、営業利益は7,490百万円（前年同期比282.6%増）、経常利益は7,483百万円（前年同期比480.8%増）となりました。また、四半期純利益は、前第２四半期連結累計期間にＫＣカードの株式取得に係る負ののれん発生益29,444百万円を特別利益に計上していたこともあり7,445百万円（前年同期比75.4%減）となりました。

セグメントの業績は次のとおりであります。

① 金融事業

（事業者向貸付業務）

事業者向貸付業務につきましては、主に日本保証において取り扱っております。金融事業における中長期的な戦略として商業手形割引の推進を行っており、当第２四半期連結会計期間末では大口案件の落込みにより減少しておりますが、商業手形の融資残高は概ね順調に推移しております。また、営業貸付金につきましては、回収が順調に進んだことにより減少しております。

これらの結果、当第２四半期連結会計期間末における融資残高は、商業手形では1,784百万円（前年同期比13.4%減）、営業貸付金では1,951百万円（前年同期比11.8%減）、長期営業債権では78百万円（前年同期比212.1%増）となり、長期営業債権を含めた融資残高の合計は3,813百万円（前年同期比11.3%減）となりました。

（消費者向貸付業務）

消費者向貸付業務につきましては、日本保証、クレディア及び西京カード株式会社において取り扱っております。

当第２四半期連結会計期間末における融資残高は、回収が順調に進んだことにより減少した一方、前事業年度に武富士の消費者金融事業を会社分割により日本保証が承継したこと及び当第２四半期連結会計期間にクレディアを連結子会社としたことにより増加し、営業貸付金では17,990百万円（前年同期比153.2%増）、長期営業債権では1,535百万円（前年同期比10.1%減）、長期営業債権を含めた融資残高の合計は19,526百万円（前年同期比121.5%増）となりました。

（クレジット・信販業務）

クレジットカード業務につきましては、ＫＣカードにおいて前身の国内信販株式会社から受け継いだブランド力と豊富なノウハウを活用したクレジットカード事業を展開しておりますが、主にカードキャッシングにおける回収が進んだことにより減少しております。また、信販業務につきましては、日本保証及び西京カード株式会社において割賦販売による信販業務を取り扱っております。

これらの結果、当第２四半期連結会計期間末における割賦立替金残高は55,319百万円（前年同期比31.6%減）、長期営業債権は4,989百万円（前年同期比42.7%減）、長期営業債権を含めた割賦立替金残高の合計は60,308百万円（前年同期比32.6%減）となりました。

（信用保証業務）

信用保証業務につきましては、主に日本保証、クレディア及びＫＣカードにおいて取り扱っております。中長期的な戦略として信用保証業務の拡充を掲げ、当第２四半期連結累計期間では、ＫＣカードや武富士の顧客基盤等の有効活用を図るとともに、主に株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証を中心に債務保証残高の積み上げを図りました。

これらの結果、当第２四半期連結会計期間末における債務保証残高は、有担保貸付に対する保証では15,478百万円（前年同期比91.7%増）、無担保貸付に対する保証では11,632百万円（前年同期比139.6%増）となり、債務保証残高の合計は27,111百万円（前年同期比109.7%増）となりました。

（債権買取業務）

債権買取業務につきましては、当社、日本保証、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーにおいて取り扱っております。中長期的な戦略として、新たな債権についても積極的に買取を行っておりますが、買取債権の回収がそれを上回って推移しているため、当第２四半期連結会計期間末における買取債権残高は2,028百万円（前年同期比32.4%減）となりました。

以上の結果、金融事業における営業収益は16,747百万円（前年同期比106.6%増）、セグメント利益は7,222百万円（前年同期比257.1%増）となりました。

② 不動産事業

不動産事業につきましては、キーノート株式会社を中心に事業を展開しており、金融事業とのシナジーを活かしながら、建売住宅の販売・仲介だけでなく、注文住宅建設事業及び中古住宅のリノベーションなど、住宅関連ビジネスにより収益化を図っております。東日本大震災の影響を受け低迷していた不動産取引市況も徐々に回復に向かい営業収益も増加しております。

また、アドアーズにおいて、不動産の賃貸を行っております。

以上の結果、不動産事業における営業収益は1,917百万円（前年同期比65.7%増）、セグメント利益は73百万円（前年同期比21.4%増）となりました。

③ アミューズメント事業

アミューズメント事業につきましては、株式会社ブレイク（以下、「ブレイク」という。）においてアミューズメント機器用景品の販売を、アドアーズにおいてアミューズメント施設運営等を行っております。

以上の結果、アミューズメント事業における営業収益は4,654百万円、セグメント利益は179百万円となりました。なお、当該連結子会社につきましては、どちらも当第２四半期連結累計期間における取得のため、前年同期比較をしておりません。

④ 海外事業

海外事業につきましては、韓国において、ネオラインクレジット貸付株式会社が消費者金融事業を展開しております。本店所在地である韓国ソウル特別市を中心に、大田、大邱、釜山及び仁川に支店を開設するなど順次支店網を拡げており、成長する韓国消費者金融市場で着実に融資残高を伸ばし業容の拡大を図っております。また、同じく韓国において平成24年10月から親愛貯蓄銀行が貯蓄銀行業を開始しております。

以上の結果、当第２四半期連結会計期間末における営業貸付金は5,042百万円（前年同期比4.1%増）となり、海外事業における営業収益は827百万円（前年同期比8.7%減）、セグメント利益は162百万円（前年同期比56.1%増）となりました。

⑤ その他の事業

その他の事業につきましては、Ｊトラストシステム株式会社において主に当社グループのシステム開発、コンピュータの運用及び管理業務を行っております。

また、アドアーズは設計・施工事業等を、株式会社エーエーディは印刷事業を、ＪＴインベストメントは投資事業、経営コンサルティング事業及びグループ経営管理を、ＮＬバリューキャピタル株式会社は投資事業を行っております。

以上の結果、その他の事業における営業収益は1,082百万円（前年同期比138.8%増）、セグメント利益は143百万円（前年同期比136.1%増）となりました。

(2) キャッシュ・フローの状況

当第２四半期連結累計期間における連結ベースの現金及び現金同等物（以下「資金」という。）は、前連結会計年度末に比べ10,086百万円増加し、19,496百万円となりました。

当第２四半期連結累計期間における各キャッシュ・フローの状況とそれらの要因は次のとおりであります。

（営業活動によるキャッシュ・フロー）

当第２四半期連結累計期間における営業活動による資金の増加は、14,125百万円（前年同期は17,233百万円の資金の減少）となりました。これは主に、貸倒引当金の減少額が3,574百万円、利息返還損失引当金の減少額が4,727百万円、事業整理損失引当金の減少額が1,019百万円と資金が減少した一方で、税金等調整前四半期純利益が7,883百万円、貸倒償却額が5,268百万円、営業貸付金の純減額が3,166百万円、割賦立替金の純減額が5,734百万円と資金が増加したことによるものであります。

（投資活動によるキャッシュ・フロー）

当第２四半期連結累計期間における投資活動による資金の減少は、6,522百万円（前年同期は3,910百万円の資金の増加）となりました。これは主に、ＪＴインベストメントの株式の取得による連結の範囲の変更を伴う支出が6,678百万円と資金が減少したことによるものであります。

（財務活動によるキャッシュ・フロー）

当第２四半期連結累計期間における財務活動による資金の増加は、440百万円（前年同期比97.2％減）となりました。これは主に、配当金の支払額が180百万円、短期借入金の純減額が2,129百万円と資金が減少した一方で、長期借入金の純増額が2,963百万円と資金が増加したことによるものであります。

(3) 事業上及び財務上の対処すべき課題

当第２四半期連結累計期間において、当社グループが対処すべき課題について重要な変更はありません。

(4) 研究開発活動

該当事項はありません。

(5) 従業員数

当第２四半期連結累計期間において、ブレイク及びアドアーズを連結子会社としたことにより、新たにセグメントの名称に追加したアミューズメント事業の従業員数が327名増加いたしました。また、クレディアを連結子会社としたこと等により、金融事業の従業員数が148名増加し、1,084名となりました。さらに、アドアーズを連結子会社としたこと等により、不動産事業の従業員数が26名増加し、48名となりました。加えて、アドアーズ及び株式会社エーエーディを連結子会社としたこと等により、その他の事業の従業員数が34名増加し、87名となりました。

これらの結果、当社グループの従業員数は前連結会計年度末に比べ605名増加し1,753名となりました。

なお、従業員数は就業人員数（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含みます。）であります。

(6) 主要な設備

当第２四半期連結累計期間において、ブレイク及びアドアーズを連結子会社としたことにより、両社の店舗他が新たに当社グループの主要な設備となりました。

その設備の状況は、次のとおりであります。

国内子会社

会社名	事業所名(所在地)	セグメントの名称	設備の内容	帳簿価額						従業員数(人)
				建物及び構築物(百万円)	アミューズメント施設機器(百万円)	土地(百万円)(面積㎡)	リース資産(百万円)	その他(百万円)	合計(百万円)	
アドアーズ㈱	店舗他(東京都豊島区他)	アミューズメント事業	全業務に関わる設備	2,022	3,301	923 (264.15)	96	140	6,483	280
㈱ブレイク	店舗他(東京都台東区他)	アミューズメント事業	全業務に関わる設備	60	14	― (―)	―	12	87	47

（注）１．上記金額には、消費税等は含まれておりません。

２．従業員数は就業人員数であります。

(7) 資本の財源及び資金の流動性についての分析

当第２四半期連結会計期間末の総資産は、前連結会計年度末に比べ24,547百万円増加し142,094百万円（前期比20.9％増）となりました。これは主に、当第２四半期連結累計期間において回収が順調に進んだことにより、営業貸付金が2,729百万円及び割賦立替金が9,704百万円減少した一方で、株式交換によるネクストジャパンホールディングスの取得やアドアーズ及びＪＴインベストメントの連結子会社化等により、現金及び預金が11,983百万円、未収入金が4,246百万円、1年内返済予定の長期貸付金を含めた短期貸付金が1,280百万円、有形固定資産が6,841百万円、のれんが2,023百万円、長期貸付金が1,952百万円、差入保証金が5,280百万円とそれぞれ増加したことによるものであります。

負債につきましては、前連結会計年度末に比べ9,344百万円増加し77,419百万円（前期比13.7％増）となりました。これは主に、1年内返済予定の長期借入金を含めた短期借入金が18,267百万円、事業整理損失引当金が1,019百万円減少した一方で、株式交換によるネクストジャパンホールディングスの取得やアドアーズ及びＪＴインベストメントの連結子会社化等により、長期借入金が18,254百万円、利息返還損失引当金が2,046百万円、債務保証損失引当金が2,940百万円、支払手形及び買掛金が2,849百万円とそれぞれ増加したことによるものであります。

純資産につきましては、前連結会計年度末に比べ15,203百万円増加し64,674百万円（前期比30.7％増）となりました。これは主に、剰余金の配当を180百万円行ったことにより利益剰余金が減少した一方で、四半期純利益を7,445百万円計上したうえ、ネクストジャパンホールディングスとの株式交換などに伴い資本剰余金が1,618百万円増加したことや、アドアーズの連結子会社化等により少数株主持分が6,336百万円増加したことによるものであります。

以上の結果、１株当たり純資産額は前連結会計年度末より117円28銭増加し915円45銭となり、自己資本比率は前連結会計年度末40.9％から0.9ポイント低下し40.0％となっております。なお、当社は平成24年６月１日付で普通株式１株につき２株の株式分割を行っているため、１株当たり純資産額の前連結会計年度末比の算定にあたり当該株式分割の影響を反映しております。

第３【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	240,000,000
計	240,000,000

②【発行済株式】

種類	第２四半期会計期間末現在発行数（株）（平成24年９月30日）	提出日現在発行数（株）（平成24年11月13日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	62,415,652	62,423,252	大阪証券取引所 市場第二部	権利内容に何ら限定のない当社における標準となる株式であり、単元株式数は100株であります。
計	62,415,652	62,423,252	－	－

（注）「提出日現在発行数」欄には、平成24年11月１日からこの四半期報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

（２）【新株予約権等の状況】

該当事項はありません。

（３）【行使価額修正条項付新株予約権付社債券等の行使状況等】

該当事項はありません。

（４）【ライツプランの内容】

該当事項はありません。

（５）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成24年７月１日～ 平成24年９月30日 （注）１	90,000	62,415,652	6	4,542	6	3,883

（注）１．新株予約権の行使による増加であります。

２．平成24年10月１日から平成24年10月31日までの間に、新株予約権の行使により、発行済株式総数が7,600株、資本金及び資本準備金がそれぞれ０百万円増加しております。

（６）【大株主の状況】

平成24年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
藤澤 信義	東京都港区	30,047	48.14
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８－11	3,790	6.07
株式会社西京銀行	山口県周南市平和通１丁目10－２	2,890	4.63
株式会社整理回収機構	東京都中野区本町２丁目46番１号	2,640	4.23
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	1,685	2.70
モルガンスタンレーアンドカンパニーエルエルシー（常任代理人 モルガン・スタンレーＭＵＦＧ証券株式会社）	1585 BROADWAY NEW YORK, NEW YORK 10036,USA（東京都渋谷区恵比寿４丁目20－３）	780	1.25
クレディ・スイス・セキュリティーズ（ユーエスエー）エルエルシー エスピーシーエル.フォー イーエックスシーエル.ビーイーエヌ（常任代理人 クレディ・スイス証券株式会社）	ELEVEN MADISON AVENUE NEW YORK NY 10010-3629 USA（東京都港区六本木１丁目６番１号）	614	0.98
神林 忠弘	新潟県新潟市	461	0.74
大阪証券金融株式会社	大阪府大阪市中央区北浜２丁目４－６	421	0.68
ステート ストリート バンク アンド トラストカンパニー 505019（常任代理人 香港上海銀行東京支店）	AIB INTERNATIONAL CENTRE P.O.BOX 518 IFSC DUBLIN, IRELAND（東京都中央区日本橋３丁目11－１）	419	0.67
計	－	43,751	70.10

（注）１．上記日本トラスティ・サービス信託銀行㈱の所有株式数のうち、信託業務に係る株式数は、3,790千株であります。
２．上記日本マスタートラスト信託銀行㈱の所有株式数のうち、信託業務に係る株式数は、1,685千株であります。

（７）【議決権の状況】

①【発行済株式】

平成24年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　229,600	―	単元株式数　100株
	（相互保有株式） 普通株式　178,800	―	同上
完全議決権株式（その他）	普通株式 61,924,700	619,247	同上
単元未満株式	普通株式　82,552	―	―
発行済株式総数	62,415,652	―	―
総株主の議決権	―	619,247	―

②【自己株式等】

平成24年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合(%)
（自己保有株式） Ｊトラスト株式会社	東京都港区虎ノ門 一丁目７番12号	229,600	―	229,600	0.37
（相互保有株式） アドアーズ株式会社	東京都港区虎ノ門 一丁目７番12号	178,800	―	178,800	0.29
計	―	408,400	―	408,400	0.65

２【役員の状況】

前事業年度の有価証券報告書提出日後、当四半期累計期間における役員の異動はありません。
なお、当四半期会計期間末日後、当四半期報告書提出日までの役員の異動は、次のとおりであります。

役職の異動

新役名	新職名	旧役名	旧職名	氏名	異動年月日
取締役	―	代表取締役 副社長	―	千葉 信育	平成24年10月５日
取締役	経営戦略部長	取締役	―	三吉 誠	平成24年11月８日
取締役	法務部長	取締役	法務部長 兼 人事部長	西川 幸宏	平成24年11月８日

第４【経理の状況】

１．四半期連結財務諸表の作成方法について

(1) 当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号）に基づいて作成しております。

(2) 当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、第１四半期連結会計期間及び第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、第２四半期連結会計期間（平成24年７月１日から平成24年９月30日まで）及び第２四半期連結累計期間（平成24年４月１日から平成24年９月30日まで）に係る四半期連結財務諸表について、大阪監査法人による四半期レビューを受けております。

1 【四半期連結財務諸表】
（1）【四半期連結貸借対照表】

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第２四半期連結会計期間 (平成24年９月30日)
資産の部		
流動資産		
現金及び預金	10,362	22,346
商業手形	※2, ※3 2,119	※2, ※3 1,784
営業貸付金	※2, ※3 27,713	※2, ※3 24,984
割賦立替金	※5 65,024	※5 55,319
買取債権	2,310	2,028
求償権	506	610
商品及び製品	632	581
仕掛品	682	465
その他	4,424	12,471
貸倒引当金	△6,813	△6,146
流動資産合計	106,963	114,446
固定資産		
有形固定資産	5,095	11,936
無形固定資産		
のれん	805	2,828
その他	315	650
無形固定資産合計	1,120	3,479
投資その他の資産		
長期営業債権	※1, ※2, ※3 8,487	※1, ※2, ※3 6,603
その他	3,603	11,644
貸倒引当金	△7,723	△6,016
投資その他の資産合計	4,366	12,231
固定資産合計	10,582	27,647
資産合計	117,546	142,094
負債の部		
流動負債		
割引手形	1,776	1,564
支払手形及び買掛金	305	3,155
短期借入金	3,039	3,575
株主、役員又は従業員からの短期借入金	22,000	―
1年内返済予定の長期借入金	2,537	5,734
1年以内償還予定の社債	―	17
未払法人税等	254	774
利息返還損失引当金	10,172	8,348
事業整理損失引当金	1,107	88
その他の引当金	237	104
その他	2,563	4,046
流動負債合計	43,995	27,408
固定負債		
長期借入金	13,670	31,925
利息返還損失引当金	9,711	13,582
債務保証損失引当金	※4 290	※4 3,230
退職給付引当金	9	21
その他	398	1,250
固定負債合計	24,079	50,011
負債合計	68,074	77,419

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第２四半期連結会計期間 (平成24年９月30日)
純資産の部		
株主資本		
資本金	4,530	4,542
資本剰余金	2,265	3,883
利益剰余金	41,377	48,641
自己株式	△72	△114
株主資本合計	48,099	56,953
その他の包括利益累計額		
その他有価証券評価差額金	4	0
為替換算調整勘定	△37	△81
その他の包括利益累計額合計	△32	△81
新株予約権	103	165
少数株主持分	1,300	7,637
純資産合計	49,471	64,674
負債純資産合計	117,546	142,094

（２）【四半期連結損益計算書及び四半期連結包括利益計算書】
【四半期連結損益計算書】
【第２四半期連結累計期間】

（単位：百万円）

	前第２四半期連結累計期間 (自 平成23年４月１日 至 平成23年９月30日)	当第２四半期連結累計期間 (自 平成24年４月１日 至 平成24年９月30日)
営業収益	10,106	24,457
営業費用	1,938	7,512
営業総利益	8,168	16,944
販売費及び一般管理費	※ 6,210	※ 9,453
営業利益	1,957	7,490
営業外収益		
受取利息	0	6
受取配当金	21	23
受取家賃	55	90
受入出向料	—	84
雑収入	9	45
営業外収益合計	86	250
営業外費用		
支払利息	8	60
減価償却費	8	13
為替差損	734	172
雑損失	4	12
営業外費用合計	756	257
経常利益	1,288	7,483
特別利益		
固定資産売却益	22	2
投資有価証券売却益	0	102
負ののれん発生益	29,444	294
その他	0	30
特別利益合計	29,467	430
特別損失		
固定資産売却損	5	15
固定資産廃棄損	2	5
固定資産評価損	1	—
減損損失	21	1
投資有価証券売却損	2	—
投資有価証券評価損	—	0
その他	—	7
特別損失合計	34	30
税金等調整前四半期純利益	30,721	7,883
法人税、住民税及び事業税	529	368
法人税等調整額	△147	△84
法人税等合計	382	284
少数株主損益調整前四半期純利益	30,339	7,598
少数株主利益	32	153
四半期純利益	30,306	7,445

【四半期連結包括利益計算書】
【第２四半期連結累計期間】

（単位：百万円）

	前第２四半期連結累計期間 (自　平成23年４月１日 至　平成23年９月30日)	当第２四半期連結累計期間 (自　平成24年４月１日 至　平成24年９月30日)
少数株主損益調整前四半期純利益	30,339	7,598
その他の包括利益		
その他有価証券評価差額金	△1	△3
為替換算調整勘定	△59	△43
その他の包括利益合計	△61	△47
四半期包括利益	30,278	7,551
（内訳）		
親会社株主に係る四半期包括利益	30,245	7,396
少数株主に係る四半期包括利益	32	154

（３）【四半期連結キャッシュ・フロー計算書】

（単位：百万円）

	前第２四半期連結累計期間 (自 平成23年４月１日 至 平成23年９月30日)	当第２四半期連結累計期間 (自 平成24年４月１日 至 平成24年９月30日)
営業活動によるキャッシュ・フロー		
税金等調整前四半期純利益	30,721	7,883
株式報酬費用	29	44
減価償却費	76	905
固定資産売却損益（△は益）	△16	12
固定資産評価損	1	－
減損損失	21	1
投資有価証券売却損益（△は益）	2	△102
負ののれん発生益	△29,444	△294
のれん償却額	55	237
貸倒引当金の増減額（△は減少）	△1,304	△3,574
貸倒償却額	3,065	5,268
事業整理損失引当金の増減額（△は減少）	－	△1,019
利息返還損失引当金の増減額（△は減少）	△845	△4,727
債務保証損失引当金の増減額（△は減少）	△22	741
退職給付引当金の増減額（△は減少）	19	4
その他の引当金の増減額（△は減少）	48	△132
受取利息及び配当金	△21	△29
支払割引料及び支払利息	420	863
為替差損益（△は益）	552	171
たな卸資産の増減額（△は増加）	△608	439
関係会社貸付金の譲受による支出	△19,994	－
担保に供している預金の増減額（△は増加）	46	△163
その他	△2,426	△2,564
小計	△19,621	3,968
利息及び配当金の受取額	21	29
利息等の支払額	△476	△840
法人税等の支払額	△1,275	△246
小計	△21,352	2,910
商業手形の増加額	△3,430	△3,579
商業手形の減少額	3,257	3,909
営業貸付金の増加額	△5,332	△4,310
営業貸付金の減少額	※2 3,716	※2 7,476
割賦立替金の増加額	△15,551	△41,314
割賦立替金の減少額	20,182	47,049
買取債権の増加額	△112	△270
買取債権の減少額	900	459
長期営業債権の増減額（△は増加）	527	1,886
求償債権の増加額	△88	△127
求償債権の減少額	49	34
営業活動によるキャッシュ・フロー	△17,233	14,125

（単位：百万円）

	前第２四半期連結累計期間 (自 平成23年４月１日 至 平成23年９月30日)	当第２四半期連結累計期間 (自 平成24年４月１日 至 平成24年９月30日)
投資活動によるキャッシュ・フロー		
定期預金の増減額（△は増加）	198	△192
有形固定資産の取得による支出	△66	△227
有形固定資産の売却による収入	384	166
無形固定資産の取得による支出	－	△80
投資有価証券の取得による支出	－	△108
投資有価証券の売却による収入	31	401
連結の範囲の変更を伴う子会社株式の取得による支出	△647	△6,678
連結の範囲の変更を伴う子会社株式の取得による収入	4,010	197
その他	△0	－
投資活動によるキャッシュ・フロー	3,910	△6,522
財務活動によるキャッシュ・フロー		
手形割引による収入	3,354	3,468
手形割引落ち込みによる支出	△3,072	△3,680
短期借入れによる収入	18,510	2,067
短期借入金の返済による支出	△5,083	△4,196
長期借入れによる収入	3,100	5,805
長期借入金の返済による支出	△736	△2,841
社債の償還による支出	－	△16
自己株式の取得による支出	△0	△0
ストックオプションの行使による収入	5	15
配当金の支払額	△179	△180
財務活動によるキャッシュ・フロー	15,897	440
現金及び現金同等物に係る換算差額	△17	△42
現金及び現金同等物の増減額（△は減少）	2,557	8,000
現金及び現金同等物の期首残高	14,148	9,410
株式交換等に伴う現金及び現金同等物の増加額	－	2,085
現金及び現金同等物の四半期末残高	※1 16,705	※1 19,496

【継続企業の前提に関する事項】
該当事項はありません。

【連結の範囲又は持分法適用の範囲の変更】

当第２四半期連結累計期間 （自　平成24年４月１日 至　平成24年９月30日）
(1) 連結の範囲の重要な変更 ① 第１四半期連結会計期間より、当社を完全親会社、株式会社ネクストジャパンホールディングスを完全子会社とする株式交換を行ったため、同社及び同社の子会社である株式会社ブレイクを、連結の範囲に含めております。また、株式会社ネクストジャパンホールディングスの関連会社であるアドアーズ株式会社は、当社が同社の意思決定機関である取締役会を実質的に支配することが推測される事実が存在する状況にあるため、支配力基準により、連結の範囲に含めております。 ② 当第２四半期連結会計期間より、ＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社）の発行済株式の全株式を取得したため、同社及び同社の子会社である株式会社クレディア、株式会社エーエーディ及びＮＬバリューキャピタル株式会社を、連結の範囲に含めております。また、当社の連結子会社であるＫＣカード株式会社において、親愛株式会社（現 親愛貯蓄銀行株式会社）を設立したため、連結の範囲に含めております。 ③ 当第２四半期連結会計期間において、当社を存続会社、当社の連結子会社である株式会社ネクストジャパンホールディングスを消滅会社とする吸収合併を行っております。また、当社の連結子会社である株式会社ロプロを存続会社、株式会社日本保証を消滅会社とする吸収合併を行っております。なお、存続会社である株式会社ロプロは、商号を株式会社日本保証に変更しております。

【会計方針の変更】

当第２四半期連結累計期間 （自　平成24年４月１日 至　平成24年９月30日）
（減価償却方法の変更） 当社及び一部の国内連結子会社は、法人税法の改正に伴い、第１四半期連結会計期間より、平成24年４月１日以後に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。 なお、これによる当第２四半期連結累計期間の損益への影響は軽微であります。

【注記事項】
（四半期連結貸借対照表関係）
※１．長期営業債権については、商業手形、営業貸付金及び割賦立替金のうち過去１年間返済実績がないもの及び回収に１年以上かかると思われるものを計上しております。

※２．貸付金（商業手形、営業貸付金、長期営業債権）の内訳

	前連結会計年度 （平成24年３月31日）	当第２四半期連結会計期間 （平成24年９月30日）
商業手形割引	2,128百万円	1,790百万円
手形貸付	375	338
証書貸付	27,424	24,277
有担保貸付	1,276	1,976

※３．不良債権の状況

	前連結会計年度 （平成24年３月31日）	当第２四半期連結会計期間 （平成24年９月30日）
破綻先債権	1,603百万円	1,643百万円
延滞債権	1,105	1,195
三ヶ月以上延滞債権	716	574
貸出条件緩和債権	4,645	4,415
合計	8,070	7,828

（注）１．破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸付金のうち、法人税法施行令第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸付金。
２．延滞債権とは、元本又は利息の支払いが約定支払日の翌日から６ヶ月以上遅延しているもので、破綻先債権及び貸出条件緩和債権を除く貸付金。
３．三ヶ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３ヶ月以上遅延しているもので、破綻先債権及び延滞債権を除く貸付金。
４．貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取り決め等を行った貸付金。

※４．偶発債務

信用保証業務として、主に金融機関からの借入債務に対する保証を行っております。

前連結会計年度 （平成24年３月31日）		当第２四半期連結会計期間 （平成24年９月30日）	
保証債務（事業者及び消費者 23,075件）	22,072百万円	保証債務（事業者及び消費者 28,897件）	27,111百万円
債務保証損失引当金	290	債務保証損失引当金	361
差引額	21,781	差引額	26,750

なお、当第２四半期連結会計期間において、上記以外に子会社が負っている偶発債務に対し、債務保証損失引当金2,869百万円を計上しております。

※５．連結子会社（ＫＣカード㈱）において取り扱う割賦立替金には、クレジットカードに付帯するキャッシング及びカードローンに対しての貸付金が含まれております。なお、当該貸付金については、貸出契約の際に設定した額（契約限度額）のうち、同社が与信した額（利用限度額）の範囲内で顧客が随時借入を行うことができる契約となっております。これら契約に基づく貸出未実行残高は次のとおりであります。

	前連結会計年度 （平成24年３月31日）	当第２四半期連結会計期間 （平成24年９月30日）
貸出コミットメントの総額	317,951百万円	304,795百万円
貸出実行残高	50,265	39,003
貸出未実行残高	267,686	265,791

なお、上記貸出コミットメント契約においては貸出実行されずに終了するものもあり、かつ、利用限度額についても同社が任意に増減させることができるものであるため、貸出未実行残高は必ずしも全額が貸出実行されるものではありません。

（四半期連結損益計算書関係）

※ 販売費及び一般管理費のうち主要な費目及び金額は次のとおりであります。

	前第２四半期連結累計期間 （自　平成23年４月１日 至　平成23年９月30日）	当第２四半期連結累計期間 （自　平成24年４月１日 至　平成24年９月30日）
貸倒引当金繰入額	713百万円	△163百万円
貸倒損失	118	357
利息返還損失引当金繰入額	1,055	△10
債務保証損失引当金繰入額	△22	697
給料及び手当	1,687	3,374
役員賞与引当金繰入額	4	―
賞与引当金繰入額	40	29
退職給付引当金繰入額	50	47

（四半期連結キャッシュ・フロー計算書関係）

※１．現金及び現金同等物の四半期末残高と四半期連結貸借対照表に掲記されている科目の金額との関係

	前第２四半期連結累計期間 （自　平成23年４月１日 至　平成23年９月30日）	当第２四半期連結累計期間 （自　平成24年４月１日 至　平成24年９月30日）
現金及び預金勘定	17,159百万円	22,346百万円
担保に供している預金	△351	△1,796
預入期間が３ヶ月を超える定期預金	△102	△1,053
現金及び現金同等物	16,705	19,496

※２．「営業貸付金の減少額」は、債権買取業務における貸付債権の回収額と当該取得原価との差額部分を控除して表示しております。

（株主資本等関係）

Ⅰ　前第２四半期連結累計期間（自　平成23年４月１日　至　平成23年９月30日）

配当に関する事項

（1）配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成23年５月12日 取締役会	普通株式	179	6	平成23年３月31日	平成23年６月30日	利益剰余金

（注）当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。なお、１株当たり配当額については、当該株式分割前の金額を記載しております。

（2）基準日が当第２四半期連結累計期間に属する配当のうち、配当の効力発生日が当第２四半期連結会計期間末後となるもの

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成23年11月10日 取締役会	普通株式	179	6	平成23年９月30日	平成23年12月５日	利益剰余金

（注）当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。なお、１株当たり配当額については、当該株式分割前の金額を記載しております。

（3）株主資本の金額の著しい変動

当社は、平成23年８月１日に楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。企業結合時において、同社の資産・負債の時価を再評価した結果、負ののれん発生益29,444百万円を当第２四半期連結累計期間において特別利益に計上しております。この結果、当第２四半期連結会計期間末の株主資本が著しく増加しております。

Ⅱ　当第２四半期連結累計期間（自　平成24年４月１日　至　平成24年９月30日）

配当に関する事項

（1）配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成24年５月10日 取締役会	普通株式	180	6	平成24年３月31日	平成24年６月28日	利益剰余金

（注）当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。なお、１株当たり配当額については、当該株式分割前の金額を記載しております。

(2) 基準日が当第２四半期連結累計期間に属する配当のうち、配当の効力発生日が当第２四半期連結会計期間末後となるもの

(決議)	株式の種類	配当金の総額(百万円)	１株当たり配当額 (円)	基準日	効力発生日	配当の原資
平成24年11月８日取締役会	普通株式	186	3	平成24年９月30日	平成24年12月５日	利益剰余金

(注) 当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。

(3) 株主資本の金額の著しい変動

当社は平成24年４月30日付で、当社を完全親会社、株式会社ネクストジャパンホールディングス（平成24年７月１日付で当社との吸収合併により消滅）を完全子会社とする株式交換を行っております。当該株式交換を主な要因として、当第２四半期連結累計期間において資本剰余金が前連結会計年度末に比べ1,618百万円増加しております。また、剰余金の配当を180百万円行い、四半期純利益を7,445百万円計上したこと等により、株主資本は前連結会計年度末に比べ8,853百万円増加し、56,953百万円となりました。

（セグメント情報等）

【セグメント情報】

Ⅰ 前第２四半期連結累計期間（自 平成23年４月１日 至 平成23年９月30日）

１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント				その他(注)	合計
	金融事業	不動産事業	海外事業	計		
営業収益						
外部顧客への営業収益	7,900	1,145	906	9,951	154	10,106
セグメント間の内部営業収益又は振替高	205	12	―	218	299	517
計	8,106	1,157	906	10,170	453	10,623
セグメント利益	2,022	60	103	2,187	60	2,247

(注) 「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

２．報告セグメントごとの資産に関する情報

「金融事業」セグメントにおいて、楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。これにより、前連結会計年度の末日に比べ、当第２四半期連結会計期間の「金融事業」セグメントの資産の額は、94,123百万円増加しております。

３．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	2,187
「その他」の区分の利益	60
セグメント間取引消去	△112
全社費用（注）	△177
四半期連結損益計算書の営業利益	1,957

(注) 全社費用は、主に報告セグメントに帰属しない一般管理費であります。

４．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報

（重要な負ののれん発生益）

「金融事業」セグメントにおいて、楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。企業結合時において、同社の資産・負債の時価を再評価した結果、負ののれん29,444百万円が発生し、当第２四半期連結累計期間において特別利益（負ののれん発生益）に計上しております。

Ⅱ 当第２四半期連結累計期間（自 平成24年４月１日 至 平成24年９月30日）

１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント					その他（注）	合計
	金融事業	不動産事業	アミューズメント事業	海外事業	計		
営業収益							
外部顧客への営業収益	16,640	1,914	4,654	827	24,037	419	24,457
セグメント間の内部営業収益又は振替高	107	3	0	―	111	662	773
計	16,747	1,917	4,654	827	24,148	1,082	25,230
セグメント利益	7,222	73	179	162	7,637	143	7,780

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、主にコンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務、印刷関連業務、設計施工業務であります。

２．報告セグメントごとの資産に関する情報

下記「５．報告セグメントの変更等に関する事項」に記載のとおり、報告セグメントを新たに追加しております。これによる影響は、前連結会計年度の末日に比べ、当第２四半期連結会計期間末の「アミューズメント事業」セグメントの資産の額が17,729百万円増加しております。

３．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	7,637
「その他」の区分の利益	143
セグメント間取引消去	217
全社費用（注）	△507
四半期連結損益計算書の営業利益	7,490

（注）全社費用は、主に報告セグメントに帰属しない一般管理費であります。

４．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報

（固定資産に係る重要な減損損失）

該当事項はありません。

（のれんの金額の重要な変動）

該当事項はありません。

（重要な負ののれんの発生益）

金額の重要性が乏しいため、記載を省略しております。

５．報告セグメントの変更等に関する事項

（報告セグメントの追加）

第１四半期連結会計期間において、株式会社ネクストジャパンホールディングス（平成24年７月１日付で当社との吸収合併により消滅）との株式交換を行い、当社の連結子会社としております。また、同社の子会社である株式会社ブレイク及び同社の関連会社であるアドアーズ株式会社を当社の連結子会社とし、報告セグメント「アミューズメント事業」を新たに追加しております。

（減価償却方法の変更）

当社及び一部の国内連結子会社は、法人税法の改正に伴い、第１四半期連結会計期間より、平成24年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。

なお、これによる当第２四半期連結累計期間のセグメント損益への影響は軽微であります。

（企業結合等関係）

当第２四半期連結会計期間（自 平成24年７月１日 至 平成24年９月30日）

取得による企業結合

１．企業結合の概要

(1) 被取得企業の名称及びその事業の内容

被取得企業の名称　　ＪＴインベストメント株式会社
（旧 ネオラインホールディングス株式会社）

事業の内容　　投資業、経営コンサルティング業、グループ経営管理

(2) 企業結合を行った主な理由

ＪＴインベストメント株式会社の有する投資・Ｍ＆Ａのノウハウや同社の子会社が有する顧客基盤、保証事業に係る金融機関との提携実績、総合印刷事業などを吸収することで、当社グループの経営基盤の強化及び事業領域の拡大を図るとともに、同社の代表取締役社長を当社の代表取締役社長である藤澤信義が務めていることから、同社グループと当社グループの取引（関連当事者取引）を連結決算に取り込むことで、上場会社として経営の透明性を高め、企業価値の向上を図るためであります。

(3) 企業結合日

平成24年７月13日

(4) 企業結合の法的形式並びに結合後企業の名称

企業結合の法的形式　　株式取得

結合後企業の名称　　ＪＴインベストメント株式会社

(5) 取得した議決権比率

100％

(6) 取得企業を決定するに至った主な根拠

当社による、現金を対価とする株式取得であることによるものであります。

２．四半期連結累計期間に係る四半期連結損益計算書に含まれる被取得企業の業績の期間

平成24年７月１日から平成24年９月30日まで

３．被取得企業の取得原価及びその内訳

取得の対価		11,000百万円
取得に直接要した費用	アドバイザリー費用等	18百万円
取得原価		11,018百万円

４．負ののれん発生益の金額及び発生原因

(1) 負ののれん発生益

139百万円

(2) 発生原因

企業結合時の純資産額が取得価額を上回ったことによるものであります。

（１株当たり情報）

１株当たり四半期純利益金額及び算定上の基礎、潜在株式調整後１株当たり四半期純利益金額及び算定上の基礎は、以下のとおりであります。

	前第２四半期連結累計期間 （自 平成23年４月１日 至 平成23年９月30日）	当第２四半期連結累計期間 （自 平成24年４月１日 至 平成24年９月30日）
(1) １株当たり四半期純利益金額	506円56銭	120円50銭
（算定上の基礎）		
四半期純利益金額（百万円）	30,306	7,445
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る四半期純利益金額（百万円）	30,306	7,445
普通株式の期中平均株式数（千株）	59,829	61,784
(2) 潜在株式調整後１株当たり四半期純利益金額	502円75銭	117円09銭
（算定上の基礎）		
四半期純利益調整額（百万円）	－	－
（うち支払利息（税額相当額控除後）（百万円））	－	－
普通株式増加数（千株）	452	1,797
希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要	――――――	――――――

（注） 当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期純利益金額及び潜在株式調整後１株当たり四半期純利益金額を算定しております。

（重要な後発事象）

１．当社は、韓国金融委員会から平成24年５月６日付で不良金融機関の決定及び６ヶ月間の営業停止などを含む経営改善命令を受けた株式会社未来貯蓄銀行（以下、「未来貯蓄銀行」という。）に対する不良金融機関決定後の処理として、預金保険公社による入札手続きが実施された後、平成24年７月に同公社より未来貯蓄銀行の支援に係る優先交渉者として選定されました。その後、未来貯蓄銀行の一部資産及び負債を譲り受ける取引につきまして協議を進め、平成24年10月４日付で、当社、当社の連結子会社であるＫＣカード株式会社（以下、「ＫＣカード」という。）、預金保険公社及び未来貯蓄銀行との間で資産・負債移転基本合意書を締結いたしました。

その概要は次のとおりであります。

(1) 譲受の目的

韓国の貯蓄銀行業務への参入にあたり、日本国内における金融機関との保証事業やクレジットカード事業等において培ったノウハウを最大限に活用し、金融事業の営業基盤の拡大、収益力の向上を図るとともに、韓国の中小企業、地域の皆様の多様なニーズにお応えする金融サービスの拡充を通じて、韓国経済の発展に貢献できるものと判断し、当該譲り受けを行うことといたしました。

(2) 譲り受ける相手会社の名称等

① 商号　株式会社未来貯蓄銀行
② 住所　大韓民国済州道済州市二徒２洞315
③ 代表者の氏名　管理人 リ・ヨンムン（平成24年９月30日現在）
④ 資本金の額　45,538百万ウォン（約3,142百万円、１ウォン＝約0.069円にて算出）
⑤ 事業の内容　貯蓄銀行業

（注）特に記載のない限り、平成23年６月30日現在の状況であります。

(3) 譲り受ける内容
韓国金融委員会による契約移転決定に基づき、ＫＣカードの連結子会社である親愛株式会社（現 親愛貯蓄銀行株式会社）は、当該決定日現在の譲受対象資産及び負債を未来貯蓄銀行より譲り受けいたします。
契約移転決定とは、金融産業の構造改善に関する法律（韓国法）第14条の規定に基づき、韓国金融委員会が親愛株式会社及び未来貯蓄銀行に対して発するものであり、主に譲受対象資産及び負債を規定するもので、当該決定により親愛株式会社が譲り受ける資産及び負債が確定いたします。
(4) 譲り受ける資産及び負債の額
内容を精査中であるため、現時点では確定しておりません。
(5) 譲受の時期
平成24年10月５日

2．当社は、平成24年11月７日開催の取締役会において、当社の連結子会社であるＪＴインベストメント株式会社（以下、「ＪＴインベストメント」という。）を解散することを決議いたしました。
その概要は次のとおりであります。
(1) 解散の理由
当社は、平成24年７月13日付でＪＴインベストメントの株式を取得し、同社とその子会社である株式会社クレディア、株式会社エーエーディ及びＮＬバリューキャピタル株式会社を連結子会社といたしました。
ＪＴインベストメントは、中間持株会社として傘下の子会社の経営管理を主たる事業としておりますが、当社グループの経営資源の有効活用及びグループ経営の効率化を通じて、グループ全体の経営基盤の強化を図ることを目的として、同社を解散するものであります。
(2) 解散する子会社の名称等
① 商号　ＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社）
② 事業の内容　投資業、経営コンサルティング業、グループ経営管理
③ 出資比率　当社100％
(3) 解散の時期
① 解散　平成24年11月30日（予定）
② 清算結了　平成25年２月末日（予定）
(4) 解散する子会社の状況（平成24年３月31日現在）

営業収益	2,228百万円
経常利益	905百万円
当期純利益	6,121百万円
純資産額	16,168百万円
負債総額	8,258百万円

(5) 解散による会社の損失見込額
当該解散による連結業績への影響は軽微であります。
(6) 解散が営業活動等へ及ぼす重要な影響
当該解散による営業活動等への影響は軽微であります。

２【その他】

（１）平成24年11月８日開催の当社取締役会において、当期中間配当に関し、次のとおり決議いたしました。

（イ）配当金の総額……………………………………………186百万円
（ロ）１株当たりの金額…………………………………………３円00銭
（ハ）支払請求の効力発生日及び支払開始日…………平成24年12月５日

（注） 平成24年９月30日現在の株主名簿に記載又は記録された株主に対し、支払いを行います。

（２）訴訟

（イ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金21億2604万7927円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、前スポンサーであった原告が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

なお、現在、東京地方裁判所において係属中であります。

（ロ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社の代表取締役である崔 潤（チェ・ユン）氏から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金20億円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、原告が代表取締役を務める前スポンサー（Ａ＆Ｐフィナンシャル貸付株式会社）が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

なお、現在、東京地方裁判所において係属中であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の四半期レビュー報告書

平成24年11月12日

Ｊトラスト株式会社
取締役会 御中

大阪監査法人

代表社員 業務執行社員	公認会計士	池尻 省三	印
代表社員 業務執行社員	公認会計士	安岐 浩一	印
業務執行社員	公認会計士	林　直也	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられているＪトラスト株式会社の平成24年４月１日から平成25年３月31日までの連結会計年度の第２四半期連結会計期間（平成24年７月１日から平成24年９月30日まで）及び第２四半期連結累計期間（平成24年４月１日から平成24年９月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書、四半期連結包括利益計算書、四半期連結キャッシュ・フロー計算書及び注記について四半期レビューを行った。

四半期連結財務諸表に対する経営者の責任

経営者の責任は、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して四半期連結財務諸表を作成し適正に表示することにある。これには、不正又は誤謬による重要な虚偽表示のない四半期連結財務諸表を作成し適正に表示するために経営者が必要と判断した内部統制を整備及び運用することが含まれる。

監査人の責任

当監査法人の責任は、当監査法人が実施した四半期レビューに基づいて、独立の立場から四半期連結財務諸表に対する結論を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。

四半期レビューにおいては、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続が実施される。四半期レビュー手続は、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べて限定された手続である。

当監査法人は、結論の表明の基礎となる証拠を入手したと判断している。

監査人の結論

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、Ｊトラスト株式会社及び連結子会社の平成24年９月30日現在の財政状態並びに同日をもって終了する第２四半期連結累計期間の経営成績及びキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

強調事項

１．「重要な後発事象」に記載のとおり、会社及び連結子会社ＫＣカード株式会社は、平成24年10月４日付で、預金保険公社及び未来貯蓄銀行との間で、資産・負債移転基本合意書を締結した。
２．「重要な後発事象」に記載のとおり、会社は、平成24年11月７日開催の取締役会において、連結子会社ＪＴインベストメント株式会社を解散することを決議した。

上記事項は、いずれも当監査法人の結論に影響を及ぼすものでない。

利害関係

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注）１．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。
２．四半期連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

Exhibit 99.12

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の４の７第１項
【提出先】	関東財務局長
【提出日】	平成25年２月13日
【四半期会計期間】	第37期第３四半期（自 平成24年10月１日 至 平成24年12月31日）
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００(代表)
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次	第36期 第３四半期 連結累計期間	第37期 第３四半期 連結累計期間	第36期
会計期間	自平成23年 ４月１日 至平成23年 12月31日	自平成24年 ４月１日 至平成24年 12月31日	自平成23年 ４月１日 至平成24年 ３月31日
営業収益（百万円）	17,246	40,655	24,508
経常利益（百万円）	3,807	13,076	5,486
四半期（当期）純利益（百万円）	32,990	12,887	34,500
四半期包括利益又は包括利益（百万円）	33,004	13,157	34,578
純資産額（百万円）	47,847	70,144	49,471
総資産額（百万円）	116,710	221,532	117,546
１株当たり四半期（当期）純利益金額（円）	551.25	208.16	575.96
潜在株式調整後１株当たり四半期（当期）純利益金額（円）	547.67	202.05	567.68
自己資本比率（％）	39.8	28.1	40.9

回次	第36期 第３四半期 連結会計期間	第37期 第３四半期 連結会計期間
会計期間	自平成23年 10月１日 至平成23年 12月31日	自平成24年 10月１日 至平成24年 12月31日
１株当たり四半期純利益金額（円）	44.69	87.66

（注）１．当社は四半期連結財務諸表を作成しておりますので、提出会社の主要な経営指標等の推移については記載しておりません。

２．営業収益には、消費税等は含まれておりません。

３．当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、第37期第１四半期連結会計期間及び第37期第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。

４．当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期（当期）純利益金額及び潜在株式調整後１株当たり四半期（当期）純利益金額を算定しております。

５．第37期第３四半期連結累計期間における総資産額の大幅な増加は、親愛貯蓄銀行㈱において、㈱未来貯蓄銀行より一部資産・負債を承継したことによるものであります。

２【事業の内容】

当社は平成24年４月30日付で、株式会社ブレイクを当社の連結子会社とし、また、平成24年６月26日付で、当社の関連会社であったアドアーズ株式会社を連結子会社といたしました。これに伴い、第１四半期連結会計期間より、新たなセグメント情報の区分として、アミューズメント事業を追加しております。

また、当社は平成24年７月13日付で、ＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社、平成24年11月30日付で解散）の全株式を取得し、同社の子会社である株式会社クレディア、株式会社エーエーディ、ＮＬバリューキャピタル株式会社を連結子会社といたしました。

さらに、当社の連結子会社であるＫＣカード株式会社は、平成24年８月13日付で、韓国の株式会社未来貯蓄銀行の一部資産及び負債を承継する受け皿会社として、親愛株式会社を設立し、平成24年10月５日付で、韓国における貯蓄銀行業の認可を取得するとともに、商号を「親愛貯蓄銀行株式会社」へ変更いたしました。

加えて、平成24年９月１日付で、当社の連結子会社である株式会社ロプロを存続会社、株式会社日本保証を消滅会社とする吸収合併を行い、同日付で商号を「株式会社日本保証」へ変更いたしました。

当社グループは、Ｊトラスト株式会社（当社）、キーノート株式会社（連結子会社）、パルティール債権回収株式会社（連結子会社）、株式会社日本保証（連結子会社）、Ｊトラストシステム株式会社（連結子会社）、西京カード株式会社（連結子会社）、ネオラインクレジット貸付株式会社（連結子会社）、ＫＣカード株式会社（連結子会社）、株式会社ブレイク（連結子会社）、アドアーズ株式会社（連結子会社）、株式会社クレディア（連結子会社）、株式会社エーエーディ（連結子会社）、ＮＬバリューキャピタル株式会社（連結子会社）、親愛貯蓄銀行株式会社（連結子会社）及び他６社（連結子会社）の計20社から構成され、金融事業、不動産事業、アミューズメント事業、海外事業及びその他の事業を営んでおります。

当第３四半期連結累計期間における、各部門に係る主な事業内容の変更は、概ね次のとおりであります。

＜金融事業＞

１．事業者向貸付業務

株式会社日本保証及び株式会社クレディアは、中小企業及び個人事業主を対象に、商業手形割引、無担保貸付又は不動産担保貸付・有価証券担保貸付・ゴルフ会員権担保貸付・診療報酬債権担保貸付等による手形貸付や証書貸付を取り扱っております。

２．消費者向貸付業務

株式会社日本保証、西京カード株式会社及び株式会社クレディアは、消費者を対象に無担保貸付又は不動産担保貸付等による証書貸付を取り扱っております。

３．クレジット・信販業務

ＫＣカード株式会社は、クレジットカードの発行による資金決済業務やカードローン等個人向け与信業務を行っております。また、株式会社日本保証及び西京カード株式会社は、消費者を対象とした、割賦販売による信販業務を行っております。

４．信用保証業務

株式会社日本保証、ＫＣカード株式会社及び株式会社クレディアは、主に銀行・信用金庫・信用組合が行う中小企業及び個人事業主への事業資金貸付及び消費者向け貸付に対する保証業務を行っております。

５．債権買取業務

当社、株式会社日本保証、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーは、金融機関・ノンバンク・事業会社からの貸付債権の買取業務を行っております。また、パルティール債権回収株式会社におきましては、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーからの回収受託に係る債権回収業務も行っております。

＜不動産事業＞

キーノート株式会社は、戸建分譲の取り扱いを中心とした不動産売買業、中古住宅再生事業及び不動産仲介業を行っております。

アドアーズ株式会社は、不動産の賃貸を行っております。

＜アミューズメント事業＞

株式会社ブレイクは、アミューズメント機器用景品の販売及びアミューズメント店舗等の運営を行っております。

アドアーズ株式会社は、アミューズメント施設運営事業を行っております。

＜海外事業＞

ネオラインクレジット貸付株式会社は、韓国消費者金融市場において消費者を対象に無担保貸付及び不動産担保貸付による証書貸付を取り扱っております。

親愛貯蓄銀行株式会社は、韓国における貯蓄銀行業務を行っております。

＜その他の事業＞

Ｊトラストシステム株式会社は、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務を行っております。

アドアーズ株式会社は、設計・施工事業等を行っております。

株式会社エーエーディは、印刷事業を行っております。

ＮＬバリューキャピタル株式会社は、投資事業を行っております。

以上の企業グループについて図示すると次のとおりであります。



第２【事業の状況】

１【事業等のリスク】

当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項を記載しております。但し、業績に影響を及ぼしうる要因の全てを網羅するものではありません。なお、当社グループは、これらのリスク発生の可能性を十分認識した上で、発生の回避及び発生した場合の迅速な対応に努めてまいる所存であります。

当第３四半期連結累計期間において、前事業年度の有価証券報告書に記載した事業等のリスクについて変更があった事項は、次のとおりであります。

なお、本項におきましては、将来に関する事項が含まれておりますが、当該事項は、四半期報告書提出日現在（平成25年２月13日）において判断したものであります。

また、以下の見出しに付された項目番号は、前事業年度の有価証券報告書における「第一部 企業情報 第２ 事業の状況 ４ 事業等のリスク」の項目番号に対応したものであります。

(1) 事業の内容について

当社グループは、Ｊトラスト株式会社（当社）、連結子会社としてキーノート株式会社（以下、「キーノート」という。）、合同会社パルティール、パルティール債権回収株式会社、株式会社日本保証（旧 株式会社ロプロ、平成24年９月１日付で株式会社日本保証を吸収合併、以下、「日本保証」という。）、Ｊトラストシステム株式会社、西京カード株式会社（以下、「西京カード」という。）、合同会社パルティール・ワン、ネオラインクレジット貸付株式会社、ＫＣカード株式会社（以下、「ＫＣカード」という。）、株式会社ブレイク（以下、「ブレイク」という。）、アドアーズ株式会社（以下、「アドアーズ」という。）、株式会社クレディア、株式会社エーエーディ（以下、「エーエーディ」という。）、ＮＬバリューキャピタル株式会社、親愛貯蓄銀行株式会社（旧 親愛株式会社、平成24年10月５日付で商号変更。）及び他４社から構成され、「貸金業法」、「利息制限法」、「割賦販売法」、「宅地建物取引業法」（以下、「宅建業法」という。）、「債権管理回収業に関する特別措置法」（以下、「サービサー法」という。）、「風俗営業等の規制及び業務の適正化等に関する法律」、及び環境・リサイクル、特許等関連の法的規制等、事業領域に関連する様々な法令、その他諸規則に従い、中小企業、個人事業主及び不動産業者を対象とした事業者向け金融事業と一般個人を対象とした消費者向け金融事業及びクレジット・信販事業、一般ユーザーを対象とした不動産事業、特定金銭債権を譲り受け又は委託を受けて行う管理・回収業務、システム開発事業、アミューズメント（施設運営、販売等）事業、設計・施工事業、印刷事業、投資事業、及び韓国における貯蓄銀行業等を営んでおります。

(2) 法的規制等について

③ 割賦販売法の業務規制について

日本保証、西京カード及びＫＣカードは、割賦事業において「割賦販売法」に基づく各種規制を受けております。同法は平成21年12月に改定され、「割賦販売等に係る取引の公正の確保、購入者等が受けることのある損害の防止及びクレジットカード番号等の適切な管理に必要な措置を講ずることにより、割賦販売等に係る取引の健全な発達を図るとともに、購入者等の利益を保護し、あわせて商品等の流通及び役務の提供を円滑にし、もって国民経済の発展に寄与すること」との目的のもと、「与信契約のクーリングオフ」「既払い金返還」「過剰与信の禁止」「信用情報機関の利用義務付け」「カードの適切な管理」など、消費者保護に関する規定が多く盛り込まれております。

また、日本保証及び西京カードの提携先は「特定商取引に関する法律」の適用を受ける取引類型である「特定継続的役務提供」が大半であります。同法は「割賦販売法」と同様に平成21年12月に改定され、「過量販売契約の解除」など消費者保護のため規制対象の幅が拡大されております。

日本保証及び西京カードは直接的に同法の適用を受けませんが、「割賦販売法」と同様に提携先が法に抵触するような方法で商品販売や役務提供を行った場合、これに関連して日本保証及び西京カードと消費者との間で成立した契約等にも深刻な影響が生じる可能性があります。

④ 宅建業法の業務規制について

キーノート及びアドアーズは、「宅建業法」をはじめとする関連法令に基づく各種規制を受けております。これらの法令等が改正された場合、当社グループの業績に影響を与える可能性があります。

⑦ 個人情報保護法について

当社グループは、平成17年４月１日に施行された「個人情報の保護に関する法律」における個人情報取扱業者に該当しております。当社グループにおいては、個人情報取扱い及び情報管理等に関する「個人情報保護方針」を定め、個人情報漏洩を未然に防ぐための規程並びに社内体制の整備を図っております。

なかでも、パルティール債権回収株式会社においては、一般財団法人日本情報経済社会推進協会（ＪＩＰＤＥＣ）から平成24年２月20日に、「プライバシーマーク」を取得し、個人情報について適切な保護措置を講ずる体制を整備している事業者としての認定を受けております。

また、エーエーディは平成17年10月、一般財団法人日本情報経済社会推進協会（旧 日本情報処理開発協会：ＪＩＰＤＥＣ）の認定資格である「ＩＳＭＳ適合性評価制度（Ver.2.0）」並びに同様の英国規格である「ＢＳ7799-Part2 ： 2002」の認証を取得し、さらに平成18年11月、国際統一規格である「ＩＳＯ27001」認証へと移行しております。「ＩＳＯ27001」はいわゆる「個人情報保護法」より高度なレベルで、情報セキュリティの維持・管理を定めているもので、こうした認定取得により、お客様にはいっそうの安心と継続的なサービスの提供が可能となり、さらに日々業務の遂行に努めております。

しかしながら、万が一不測の事態により、個人情報の漏洩又は個人情報保護法等に違反した場合には、同法による制裁を受けるだけでなく、社会的信用の失墜や損害賠償請求等により、当社グループの業績に影響を与える可能性があります。

⑨ 印刷事業の業務規制について

エーエーディは、法令の遵守を基本として事業を展開しておりますが、製造物責任、私的独占の禁止等、環境・リサイクル、特許等関連の法的規制を受けております。今後規制の強化が実施された場合には、当社グループの業績に影響を与える可能性があります。

(3) 貸倒リスクについて

② 売掛債権の貸倒リスク

アドアーズが設計・施工を請け負うパチンコ業界は日本屈指の娯楽産業となっておりますが、パチンコホール間の競争は厳しく、多くの閉店・廃業により、大手を含めた淘汰の時代と長らく言われております。一方、出店規模は大型化の傾向が顕著であることから、パチンコホールの内外装工事は受注額が大きくなる傾向にあり、さらに受注競争によっては債権回収期間が長期化する状況も見受けられます。

アドアーズでは債権回収リスクに留意し、債権保全の強化、与信管理体制の強化を推進しておりますが、顧客先の売上動向によっては売掛債権の貸倒リスクが高まる可能性があり、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷事業においても与信管理の強化に努めておりますが、得意先の倒産などによる貸倒れが生じた場合、当社グループの業績に影響を与える可能性があります。

(6) ＧＦ投資ファンド投資事業有限責任組合への貸付について

当社は、平成24年７月１日付で、株式会社ネクストジャパンホールディングスを吸収合併したことにより、同社がアドアーズの主要株主であるＧＦ投資ファンド投資事業有限責任組合（以下、「ＧＦファンド」という。）との間で締結した金銭消費貸借契約を承継しております。契約締結の前には同ファンドの資産及び財務内容を確認し、貸付金相当分の担保の差し入れを受けており、さらに当社の貸付債権を優先的に担保すべく、ＧＦファンドと有限責任組合員の間で有限責任組合員を劣後貸付人とする劣後特約付金銭消費貸借契約を締結しており、ＧＦファンドが当社に対する元利金の弁済に対して資金が不足する場合、劣後貸付人がその不足額を同ファンドに対して貸し付けることを約しております。また、同ファンドを構成する有限責任組合員も当社の貸付債権を十分担保するだけの収入を継続的に得ており、資産についても相当に保有していることも確認しているため、特段問題はないと考えております。しかしながら、何らかの理由でＧＦファンドが当社に対し債務不履行等を生じた場合には、当社グループの業績に影響を及ぼす可能性があります。

(7) 競争について

当社グループの主要事業である消費者向け・事業者向けの金融業界は、金融業界再編に伴う合併、業務提携による異業種からの新規参入、貸出債権の良質化に対応した顧客層への営業力強化などにより、顧客獲得競争が一層激化する可能性があります。このような事業環境において、優位な競争力を得られない場合に、当社グループの事業及び業績に影響を与える可能性があります。

キーノートが事業展開する不動産業界は、大手企業を含む多数の事業者が存在しております。不動産業の中でも不動産流通業は、多額の資本を必要としないことから、一般的に参入障壁が低いと言われており、競争は大変厳しいものとなっております。また今後においても、さらなる競争の激化に直面するものと考えられます。当社グループには、優れた人材や独自の営業システムが存在すると考える一方で、将来においては競合他社の台頭等により、現在の優位な競争力が得られない場合に、当社グループの事業及び業績に影響を及ぼす可能性があります。

また、アドアーズ及びブレイクが事業展開を行っているアミューズメント業界を取り巻く環境は厳しい状況が続いており、今後も業界内の再編及び淘汰が進むものと思われます。当社グループにおいては、他社との差別化及び優位性創出に努めておりますが、競合他社と比べて直営店舗の顧客サービスレベルが低下した場合、もしくは顧客ニーズの変化への対応が遅れた場合、各店舗の業績は計画通りに推移する保証は無く、今後の当社グループの出店施策及び事業展開に影響を与える可能性があります。

さらに、アドアーズの設計・施工事業は、パチンコホール及びアミューズメント施設の内外装工事を主として受注しております。内外装工事は従業員が数人の会社まで含めると約30,000社が事業を行っており、これにより受注単価の変動が激しく、また受注競争も激しくなっております。多くの業者の受注競争によっては、工事受注の獲得に支障をきたす可能性や、当社グループの業績に影響を及ぼす可能性があります。

また、エーエーディが事業展開する印刷業界において、商業印刷物の受注は景気の動向に左右される傾向が強く、企業間競争による販売価格の低迷が続いておりますが、さらに競争が激化した場合には受注価格を低下させる要因となり、当社グループの業績に影響を及ぼす可能性があります。

(9) 地価下落について

キーノートにおいて不動産業を行っており、また、日本保証及び西京カードにおいては不動産担保貸付又は不動産担保貸付に対する保証業務を行っており、今後さらに拡大していくことを予定しております。今後、国内の不動産価格が下落した場合や不動産の流動性が悪化した場合などには、当社グループの不動産業における業績が悪化する可能性があるとともに、不動産担保貸付及び保証業務における不動産の担保価値が毀損し貸倒引当金の設定額に影響するなど、当社グループの事業及び業績に影響を与える可能性があります。

(10) 業務提携先について

日本保証及びＫＣカードは、主に複数の金融機関と信用保証業務等において業務提携を行っておりますが、日本保証及びＫＣカード又は業務提携先の業績が悪化した場合には業務提携の解消など、当社グループの業績に影響を与える可能性があります。

(11) 訴訟

現在、Ａ＆Ｐフィナンシャル貸付株式会社から更生会社株式会社武富士（現：更生会社ＴＦＫ株式会社）のスポンサー選定プロセスに関し、共同不法行為を行ったとして、損害賠償請求が東京地方裁判所へ提起されております。また、同社の代表取締役である崔潤氏個人からも、上記共同不法行為により損害を被ったとして、損害賠償請求が東京地方裁判所へ提起されておりますが、両事案とも原告の訴えについては全く根拠がないものと考えており、当社グループの事業に重大な影響を及ぼすものではありません。

また、その他当社グループの事業に重大な影響を及ぼす訴訟の提起や係争の発生はありませんが、今後につきましても訴訟等のリスクを回避するために契約書等の作成に当たりましては、弁護士等の専門家からの助言を得ながら、リスクの最小化を図ってまいります。しかしながら、現在係争中の事案における敗訴や、将来において法令違反や不完全な契約締結といった法律上の問題を原因とした訴訟等が発生した場合、当社グループの業績及び財政状態に重大な影響を及ぼす可能性があります。

(15) カントリーリスクについて

当社グループは、新たな収益基盤の確立を目的として、海外市場に進出し事業展開を行っております。これらの在外会社につきましては、所在国における市場動向、競合会社の存在、政治、経済、法律、文化、宗教、習慣や為替、その他の様々なカントリーリスクが存在しております。法律・規制の変更や、予期せぬ政治・経済の不安定化及びテロ・戦争・その他社会的混乱等が実際に発生した場合、当社グループの事業活動が期待通りに展開できない、もしくは事業の継続が困難となり、当社グループの業績及び事業展開に影響を与える可能性があります。

(16) 為替リスクについて

ネオラインクレジット貸付株式会社及び親愛貯蓄銀行株式会社における売上、費用、資産等は、連結財務諸表の作成時に円換算するため、換算時の為替相場が予想を超えて大幅に変動した場合には、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

また、ブレイクは販売事業部門において、アミューズメント機器用景品の一部を海外から仕入れておりますが、今後の事業展開によっては海外からの輸入割合が増加すると予想されます。輸入の際の為替リスクを回避するため、円建取引決済へのシフトを行う等リスクヘッジの対策を検討しておりますが、為替リスクを完全にヘッジできるという保証はなく、為替相場が短期間で乱高下した場合には、売上原価の上昇により当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(19) 代表者への依存について

当社グループの事業の推進者は、当社の筆頭株主であり、代表取締役社長でもある藤澤信義であります。同人は、経営方針や戦略の決定をはじめ、営業、技術、財務の各方面の事業推進において重要な役割を果たしております。このため、当社の役員の人事も含め当社グループの最終決定における同人の影響力は大きいものと考えられ、その決定により当社グループの事業が左右される可能性があります。

なお、前事業年度の有価証券報告書に記載した同人からの多額な資金の借入については、平成24年７月13日付でＪＴインベストメント株式会社の全株式を取得し連結子会社化した時点で、当社グループ、同人、ＪＴインベストメント株式会社及び株式会社クレディア間での免責的債務引受及び相殺により同人を通じた金銭の貸借関係は解消され、連結親子会社間の債権債務へと移行しております。

当社グループでは、同人に過度に依存しない組織体制の整備や経営体制の構築を推進しておりますが、現時点で同人が離職又は業務執行が困難となるような事態が生じた場合、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

(20) 投資事業におけるリスクについて

ＮＬバリューキャピタル株式会社は、事業のシナジー性、商品力やサービス力などを総合的に判断した後、投資先を選定しておりますが、これは金融市場に加えて、政治・産業等の動向に大きく影響を受けることが考えられます。これらの外部要因により投資環境が悪化することによって、当社グループの業績及び財政状態に影響を及ぼす可能性があります。

２【経営上の重要な契約等】

当社は、韓国金融委員会から平成24年５月６日付で不良金融機関の決定及び６ヶ月間の営業停止などを含む経営改善命令を受けた株式会社未来貯蓄銀行（以下、「未来貯蓄銀行」という。）に対する不良金融機関決定後の処理として、預金保険公社による入札手続きが実施された後、平成24年７月に同公社より未来貯蓄銀行の支援に係る優先交渉者として選定されました。その後、未来貯蓄銀行の一部資産・負債を承継する取引につきまして協議を進め、平成24年10月４日付で、当社、当社の連結子会社であるＫＣカード株式会社、預金保険公社及び未来貯蓄銀行との間で資産・負債移転基本合意書を締結いたしました。

詳細は、「第４　経理の状況　１　四半期連結財務諸表 注記事項　（企業結合等関係）」に記載のとおりであります。

３【財政状態、経営成績及びキャッシュ・フローの状況の分析】

文中の将来に関する事項は、当四半期連結会計期間の末日現在において当社グループ（当社及び連結子会社）が判断したものであります。

(1) 業績の状況

当第３四半期連結累計期間におけるわが国経済は、東日本大震災後の復興需要や金融緩和による底堅い個人消費にも支えられ、緩やかな回復基調にあるものの、欧州債務危機の長期化や新興国経済の成長鈍化による世界経済への悪影響などの懸念材料から先行きは不透明な状況となっております。

当社グループが属する貸金業界におきましては、改正貸金業法の完全施行以降、減少傾向が続いていた消費者向け無担保貸付における新規貸付契約件数が前年対比増加となっていることや、過払い金返還額や利息返還請求件数が前年対比減少していることなど、急激に縮小したマーケットにようやく一定の歯止めがかかりつつあるものと思われます。また、クレジットカード業界におきましても、同様に、改正貸金業法の完全施行に伴う総量規制等の影響により、カードキャッシングは融資残高、取扱高とも減少しておりますが、一方で、カードショッピングはサービス内容の多様化やカード決済範囲の拡大等、利便性の向上を背景として拡大基調にあり、カードキャッシングにおける融資収益の減少を補っている状態にあります。不動産業界では、震災後一時的に不動産取引は落ち込んだものの、政府による住宅取得に関する各種優遇政策や低金利等を背景に、新設住宅着工戸数は低水準ながら増加傾向にあり、市況は緩やかな回復傾向にあるなど堅調な動きを見せておりますが、依然として所得・雇用環境は厳しい状況が続いており、本格的な回復には至っておりません。さらに、アミューズメント関連業界におきましても、個人消費の節約志向なども相まって業界全体は軟調傾向で推移しております。

このような経営環境を踏まえ、当社グループでは、当第３四半期連結累計期間において、前事業年度に引き続き積極的にＭ＆Ａ及び組織再編を行い、当社グループの経営資源の有効活用及び経営の効率化を通じて、当社グループ全体の経営基盤の強化を図ってまいりました。平成24年４月には株式会社ネクストジャパンホールディングス（以下、「ネクストジャパンホールディングス」という。）を株式交換（平成24年７月に当社に吸収合併）により、また、平成24年６月には関連会社であったアドアーズ株式会社（以下、「アドアーズ」という。）を支配力基準により連結子会社といたしました。さらに、平成24年７月にはネオラインホールディングス株式会社（現　ＪＴインベストメント株式会社、以下、「ＪＴインベストメント」という。）を株式取得により連結子会社といたしました（平成24年11月解散）。これらの組織再編により、潜在的な利益相反関係を解消し、上場企業として経営の透明性を高めるとともに、アミューズメント店舗運営ノウハウとクレジットカード事業を融合した新たなＢｔｏＣビジネスの拡充や、株式会社クレディア（以下、「クレディア」という。）の顧客基盤・与信管理ノウハウを活かした当社グループとのシナジー等を通じて、当社グループの企業価値の向上や事業規模の拡大に努めてまいります。

また、当社グループでは、平成24年10月に韓国において貯蓄銀行業の許認可を取得し、破綻した株式会社未来貯蓄銀行（以下、「未来貯蓄銀行」という。）の一部資産・負債を引き継ぎ親愛貯蓄銀行株式会社（旧「親愛株式会社」、以下、「親愛貯蓄銀行」という。）として貯蓄銀行業を開始いたしました。今後は、日本国内における金融機関

との保証事業やクレジットカード事業等において培ったノウハウを最大限に活用し、金融事業の営業基盤の拡大、収益力の向上を図るとともに、韓国の中小企業、地域の皆様の多様なニーズにお応えする金融サービスの拡充を通じて、韓国経済の発展に貢献してまいります。

また、ＫＣカード株式会社（以下、「ＫＣカード」という。）において、新たに、平成24年11月に格安ＥＣ（電子商取引）サイト「ｅＭｏＭｏＴ．ｃｏｍ イーモモットドットコム」を立ち上げました。本サイトは「いいモノがもっと！」をサイトコンセプトとして、「ＫＣカード会員」、「Ｐｏｎｔａ（ポンタ）会員（※）」限定で購入できるお得なショッピングサイトであり、本サービスを通じて、今後、クレジットカード会員数の増加やクレジットカード決済の増加などによるクレジットカード事業の強化を図ってまいります。

※株式会社ロイヤリティ マーケティングが運営する共通ポイントプログラム「Ｐｏｎｔａ」の会員

さらに、中長期的な経営戦略の一つとして掲げる信用保証業務においては、これまで、株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証業務を中心に行ってまいりましたが、新たに、平成24年９月には株式会社宮崎太陽銀行と、平成24年12月には株式会社愛媛銀行及び株式会社南日本銀行との間で保証業務提携契約を締結するなど、着実に提携先金融機関の拡大を図ってまいりました。今後も、当社グループの金融ビジネスにおける与信ノウハウと提携先金融機関のブランド力を融合しお客様の幅広い資金ニーズにお応えしながら、安定的な収益を確保し、信用保証業務の拡充を図るとともに、保証業務提携先の拡大を通じて、多様な資金ニーズに積極的にお応えしてまいります。

当第３四半期連結累計期間における営業収益は、前事業年度に取得したＫＣカードにおけるクレジット事業収益や、株式会社日本保証（旧 株式会社ロプロ、以下、「日本保証」という。）における更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）から承継した消費者金融事業からの事業収益が加算されたことや、アドアーズのアミューズメント施設収入等の売上が加算されたことにより40,655百万円（前年同期比135.7％増）、営業利益は11,580百万円（前年同期比172.4％増）、経常利益は13,076百万円（前年同期比243.5％増）、四半期純利益は12,887百万円となりました。なお、四半期純利益の前年同期比につきましては、前第２四半期連結会計期間にＫＣカードの株式取得に係る負ののれん発生益29,444百万円を特別利益に計上していたこともあり60.9％の減少となっております。

セグメントの業績は次のとおりであります。

① 金融事業

（事業者向貸付業務）

事業者向貸付業務につきましては、主に日本保証において取り扱っております。金融事業における中長期的な戦略として商業手形割引の推進を行っており、商業手形の融資残高は概ね順調に推移しております。また、営業貸付金につきましては、回収が順調に進んだことにより減少した一方、不動産担保融資を中心に残高の積み上げを図っております。

これらの結果、当第３四半期連結会計期間末における融資残高は、商業手形では2,037百万円（前年同期比2.3％減）、営業貸付金では2,581百万円（前年同期比43.2％増）、長期営業債権では80百万円（前年同期比58.9％増）となり、長期営業債権を含めた融資残高の合計は4,699百万円（前年同期比19.3％増）となりました。

（消費者向貸付業務）

消費者向貸付業務につきましては、日本保証、クレディア及び西京カード株式会社において取り扱っております。

当第３四半期連結会計期間末における融資残高は、回収が順調に進んだことにより減少した一方、前事業年度に武富士の消費者金融事業を会社分割により日本保証が承継したこと及び当第２四半期連結会計期間にクレディアを連結子会社としたことにより増加し、営業貸付金では12,997百万円（前年同期比127.6％増）、長期営業債権では1,723百万円（前年同期比3.3％増）、長期営業債権を含めた融資残高の合計は14,721百万円（前年同期比99.5％増）となりました。

（クレジット・信販業務）

クレジットカード業務につきましては、ＫＣカードにおいて前身の国内信販株式会社から受け継いだブランド力と豊富なノウハウを活用したクレジットカード事業を展開しておりますが、主にカードキャッシングにおける回収が進んだことにより減少しております。また、信販業務につきましては、日本保証及び西京カード株式会社において割賦販売による信販業務を取り扱っております。

これらの結果、当第３四半期連結会計期間末における割賦立替金残高は51,756百万円（前年同期比30.5％減）、長期営業債権は4,033百万円（前年同期比50.0％減）、長期営業債権を含めた割賦立替金残高の合計は55,790百万円（前年同期比32.4％減）となりました。

（信用保証業務）

信用保証業務につきましては、主に日本保証、クレディア及びＫＣカードにおいて取り扱っております。中長期的な戦略として信用保証業務の拡充を掲げ、当第３四半期連結累計期間では、ＫＣカードや武富士の顧客基盤等の有効活用を図るとともに、主に株式会社西京銀行及び株式会社東京スター銀行の貸付に対する保証を中心に債務保証残高の積み上げを図りました。また、新たな提携先金融機関の拡大にも注力しており、当第３四半期連結累計期間において地方銀行３行と保証業務提携契約を締結いたしました。

これらの結果、当第３四半期連結会計期間末における債務保証残高は、有担保貸付に対する保証では16,600百万円（前年同期比55.2％増）、無担保貸付に対する保証では16,634百万円（前年同期比203.6％増）となり、債務保証残高の合計は33,235百万円（前年同期比105.5％増）となりました。

（債権買取業務）

債権買取業務につきましては、当社、日本保証、パルティール債権回収株式会社、合同会社パルティール、合同会社パルティール・ワン及び合同会社パルティール・ケーシーにおいて取り扱っております。中長期的な戦略として、新たな債権についても積極的に買取を行っておりますが、買取債権の回収がそれを上回って推移しているため、当第３四半期連結会計期間末における買取債権残高は2,482百万円（前年同期比1.1％減）となりました。

以上の結果、金融事業における営業収益は26,257百万円（前年同期比83.9％増）、セグメント利益は11,235百万円（前年同期比160.2％増）となりました。

② 不動産事業

不動産事業につきましては、キーノート株式会社において金融事業とのシナジーを活かしながら、建売住宅の販売・仲介だけでなく、注文住宅建設事業及び中古住宅のリノベーションなど、住宅関連ビジネスにより収益化を図っております。また、アドアーズにおいて、不動産の賃貸を行っております。東日本大震災の影響を受け低迷していた不動産取引市況も徐々に回復に向かい営業収益も増加しております。

以上の結果、不動産事業における営業収益は2,983百万円（前年同期比88.7％増）、セグメント利益は156百万円（前年同期比56.9％増）となりました。

③ アミューズメント事業

アミューズメント事業につきましては、株式会社ブレイク（以下、「ブレイク」という。）においてアミューズメント機器用景品の販売を、アドアーズにおいてアミューズメント施設運営等を行っております。

以上の結果、アミューズメント事業における営業収益は9,132百万円、セグメント利益は145百万円となりました。なお、当該連結子会社につきましては、どちらも当第３四半期連結累計期間における取得のため、前年同期比較をしておりません。

④ 海外事業

海外事業につきましては、韓国において、ネオラインクレジット貸付株式会社が消費者金融事業を展開しております。平成24年12月末日現在、本店所在地である韓国ソウル特別市を中心に、大田、大邱及び釜山に支店を持ち、成長する韓国消費者金融市場において、中小企業、地域の皆様の多様なニーズにお応えする金融サービスを展開しております。また、同じく韓国において平成24年10月から親愛貯蓄銀行が未来貯蓄銀行の一部資産・負債を引き継ぎ、貯蓄銀行業を開始しております。

当第３四半期連結会計期間末における営業貸付金は4,662百万円（前年同期比10.3％減）、銀行業における貸出金は22,517百万円となりました。

以上の結果、海外事業における営業収益は1,243百万円（前年同期比13.0％減）、セグメント利益は278百万円（前年同期比64.5％増）となりました。なお、当該連結子会社のうち親愛貯蓄銀行につきましては、当第３四半期連結累計期間における取得のため、前年同期比較はネオラインクレジット貸付株式会社の前年同期実績との比較となります。

⑤ その他の事業

その他の事業につきましては、Ｊトラストシステム株式会社（以下、「Ｊトラストシステム」という。）において主に当社グループのシステム開発、コンピュータの運用及び管理業務を行っております。

また、アドアーズは設計・施工事業等を、株式会社エーエーディは印刷事業を、ＮＬバリューキャピタル株式会社は投資事業を行っております。なお、投資事業、経営コンサルティング事業及びグループ経営管理を行っておりましたＪＴインベストメントは、平成24年11月に解散し、現在清算手続き中であります。

以上の結果、その他の事業における営業収益は2,285百万円（前年同期比251.1％増）、セグメント利益は206百万円（前年同期比182.6％増）となりました。なお、当該連結子会社のうちＪトラストシステム以外の３社につきましては、当第３四半期連結累計期間における取得のため、前年同期比較はＪトラストシステムの前年同期実績との比較となります。

(2) 事業上及び財務上の対処すべき課題

当第３四半期連結累計期間において、当社グループが対処すべき課題について重要な変更はありません。

(3) 研究開発活動
該当事項はありません。

(4) 従業員数
当第３四半期連結累計期間において、ブレイク及びアドアーズを連結子会社としたことにより、新たにセグメントの名称に追加したアミューズメント事業の従業員数が322名増加いたしました。また、クレディアを連結子会社としたこと等により、金融事業の従業員数が142名増加し、1,078名となりました。さらに、アドアーズを連結子会社としたこと等により、不動産事業の従業員数が30名増加し、52名となりました。加えて、親愛貯蓄銀行を連結子会社としたこと等により、海外事業の従業員数が323名増加し、414名となり、アドアーズ及び株式会社エーエーディを連結子会社としたこと等により、その他の事業の従業員数が33名増加し、86名となりました。
これらの結果、当社グループの従業員数は前連結会計年度末に比べ914名増加し、2,062名となりました。
なお、従業員数は就業人員数（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含みます。）であります。

(5) 主要な設備
当第３四半期連結累計期間において、ブレイク及びアドアーズを連結子会社としたことにより、両社の店舗他が新たに当社グループの主要な設備となりました。
その設備の状況は、次のとおりであります。

国内子会社

会社名	事業所名（所在地）	セグメントの名称	設備の内容	帳簿価額						従業員数（人）
				建物及び構築物（百万円）	アミューズメント施設機器（百万円）	土地（百万円）（面積㎡）	リース資産（百万円）	その他（百万円）	合計（百万円）	
アドアーズ㈱	店舗他（東京都豊島区他）	アミューズメント事業	全業務に関わる設備	1,777	2,988	923 (264.15)	78	117	5,885	273
㈱ブレイク	店舗他（東京都世田谷区他）	アミューズメント事業	全業務に関わる設備	40	10	― (―)	―	11	62	49

（注）１．上記金額には、消費税等は含まれておりません。
２．従業員数は就業人員数であります。

(6) 資本の財源及び資金の流動性についての分析
当第３四半期連結会計期間末の総資産は、前連結会計年度末に比べ103,985百万円増加し221,532百万円（前期比88.5％増）となりました。これは主に、当第３四半期連結累計期間において回収が順調に進んだことにより、営業貸付金が7,472百万円及び割賦立替金が13,267百万円減少した一方で、韓国において親愛貯蓄銀行を設立し未来貯蓄銀行の一部資産を引き継いだことや、株式交換によるネクストジャパンホールディングスの取得やアドアーズ及びＪＴインベストメントの連結子会社化等により、現金及び預金が63,267百万円、銀行業における貸出金が22,517百万円、未収入金が20,566百万円、有形固定資産が6,428百万円、のれんが4,809百万円とそれぞれ増加したことによるものであります。
負債につきましては、前連結会計年度末に比べ83,312百万円増加し151,387百万円（前期比122.4％増）となりました。これは主に、親愛貯蓄銀行が未来貯蓄銀行の一部負債を引き継いだことや、株式交換によるネクストジャパンホールディングスの取得やアドアーズ及びＪＴインベストメントの連結子会社化等により、銀行業における預金が70,881百万円、支払手形及び買掛金が2,620百万円、未払費用が4,238百万円、債務保証損失引当金が3,504百万円とそれぞれ増加したことによるものであります。
純資産につきましては、前連結会計年度末に比べ20,673百万円増加し70,144百万円（前期比41.8％増）となりました。これは主に、剰余金の配当を366百万円行ったことにより利益剰余金が減少した一方で、四半期純利益を12,887百万円計上したうえ、ネクストジャパンホールディングスとの株式交換などに伴い資本剰余金が1,655百万円増加したことや、アドアーズの連結子会社化等により少数株主持分が6,348百万円増加したことによるものであります。
以上の結果、１株当たり純資産額は前連結会計年度末より201円66銭増加し999円83銭となりましたが、自己資本比率は、親愛貯蓄銀行が未来貯蓄銀行の一部負債を引き継いだことで負債が大幅に増加したことにより、前連結会計年度末の40.9％から12.8ポイント低下し28.1％となっております。なお、当社は平成24年６月１日付で普通株式１株につき２株の株式分割を行っているため、１株当たり純資産額の前連結会計年度末比の算定にあたり当該株式分割の影響を反映しております。

第３【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	240,000,000
計	240,000,000

②【発行済株式】

種類	第３四半期会計期間末現在発行数（株）（平成24年12月31日）	提出日現在発行数（株）（平成25年２月13日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	62,755,292	62,891,692	大阪証券取引所市場第二部	権利内容に何ら限定のない当社における標準となる株式であり、単元株式数は100株であります。
計	62,755,292	62,891,692	－	－

（注）「提出日現在発行数」欄には、平成25年２月１日からこの四半期報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

（２）【新株予約権等の状況】

該当事項はありません。

（３）【行使価額修正条項付新株予約権付社債券等の行使状況等】

該当事項はありません。

（４）【ライツプランの内容】

該当事項はありません。

（５）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成24年10月１日～平成24年12月31日（注）１	339,640	62,755,292	36	4,579	36	3,920

（注）１．新株予約権の行使による増加であります。
２．平成25年１月１日から平成25年１月31日までの間に、新株予約権の行使により、発行済株式総数が136,400株、資本金及び資本準備金がそれぞれ14百万円増加しております。

（６）【大株主の状況】

当四半期会計期間は第３四半期会計期間であるため、記載事項はありません。

（７）【議決権の状況】

当第３四半期会計期間末日現在の「議決権の状況」については、株主名簿の記載内容が確認できないため、記載することができないことから、直前の基準日（平成24年９月30日）に基づく株主名簿による記載をしております。

①【発行済株式】

平成24年12月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　229,600	－	単元株式数 100株
	（相互保有株式） 普通株式　178,800	－	同上
完全議決権株式（その他）	普通株式 61,924,700	619,247	同上
単元未満株式	普通株式　82,552	－	－
発行済株式総数	62,415,652	－	－
総株主の議決権	－	619,247	－

（注）当社は平成24年11月28日付で、当社の子会社であるアドアーズ㈱が所有する当社普通株式178,800株を自己株式として取得いたしました。

②【自己株式等】

平成24年12月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合(％)
（自己保有株式） Ｊトラスト株式会社	東京都港区虎ノ門 一丁目７番12号	229,600	－	229,600	0.37
（相互保有株式） アドアーズ株式会社	東京都港区虎ノ門 一丁目７番12号	178,800	－	178,800	0.29
計	－	408,400	－	408,400	0.65

（注）当社は平成24年11月28日付で、当社の子会社であるアドアーズ㈱が所有する当社普通株式178,800株を自己株式として取得いたしました。

２【役員の状況】

前事業年度の有価証券報告書の提出日後、当四半期累計期間における役員の異動は、次のとおりであります。

役職の異動

新役名	新職名	旧役名	旧職名	氏名	異動年月日
取締役	－	代表取締役 副社長	－	千葉 信育	平成24年10月５日
取締役	経営戦略部長	取締役	－	三吉 誠	平成24年11月８日
取締役	法務部長	取締役	法務部長 兼 人事部長	西川 幸宏	平成24年11月８日

第４【経理の状況】

１．四半期連結財務諸表の作成方法について

(1) 当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号）に基づいて作成しております。

(2) 当社の四半期連結財務諸表に掲記される科目その他の事項の金額については、従来、千円単位で記載しておりましたが、第１四半期連結会計期間及び第１四半期連結累計期間より百万円単位をもって記載することに変更いたしました。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、第３四半期連結会計期間（平成24年10月１日から平成24年12月31日まで）及び第３四半期連結累計期間（平成24年４月１日から平成24年12月31日まで）に係る四半期連結財務諸表について、大阪監査法人による四半期レビューを受けております。

1【四半期連結財務諸表】
（1）【四半期連結貸借対照表】

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第３四半期連結会計期間 (平成24年12月31日)
資産の部		
流動資産		
現金及び預金	10,362	73,630
商業手形	※2, ※3 2,119	※2, ※3 2,037
営業貸付金	※2, ※3 27,713	※2, ※3 20,241
銀行業における貸出金	―	※2, ※3 22,517
割賦立替金	※5 65,024	※5 51,756
買取債権	2,310	2,482
求償権	506	678
有価証券	―	178
商品及び製品	632	1,686
仕掛品	682	415
未収入金	2,381	22,947
その他	2,042	4,593
貸倒引当金	△6,813	△12,270
流動資産合計	106,963	190,895
固定資産		
有形固定資産	5,095	11,523
無形固定資産		
のれん	805	5,615
その他	315	868
無形固定資産合計	1,120	6,483
投資その他の資産		
長期営業債権	※1, ※2, ※3 8,487	※1, ※2, ※3 5,837
その他	3,603	11,902
貸倒引当金	△7,723	△5,110
投資その他の資産合計	4,366	12,629
固定資産合計	10,582	30,637
資産合計	117,546	221,532
負債の部		
流動負債		
割引手形	1,776	1,541
支払手形及び買掛金	305	2,926
短期借入金	3,039	3,890
株主、役員又は従業員からの短期借入金	22,000	―
1年内返済予定の長期借入金	2,537	4,995
1年以内償還予定の社債	―	17
未払法人税等	254	755
銀行業における預金	―	70,881
利息返還損失引当金	10,172	8,290
事業整理損失引当金	1,107	70
その他の引当金	237	106
その他	2,563	8,650
流動負債合計	43,995	102,124

（単位：百万円）

	前連結会計年度 (平成24年３月31日)	当第３四半期連結会計期間 (平成24年12月31日)
固定負債		
長期借入金	13,670	31,893
利息返還損失引当金	9,711	12,292
債務保証損失引当金	※4 290	※4 3,795
退職給付引当金	9	15
その他	398	1,264
固定負債合計	24,079	49,262
負債合計	68,074	151,387
純資産の部		
株主資本		
資本金	4,530	4,579
資本剰余金	2,265	3,920
利益剰余金	41,377	53,898
自己株式	△72	△194
株主資本合計	48,099	62,203
その他の包括利益累計額		
その他有価証券評価差額金	4	0
為替換算調整勘定	△37	131
その他の包括利益累計額合計	△32	132
新株予約権	103	159
少数株主持分	1,300	7,648
純資産合計	49,471	70,144
負債純資産合計	117,546	221,532

（２）【四半期連結損益計算書及び四半期連結包括利益計算書】
【四半期連結損益計算書】
【第３四半期連結累計期間】

（単位：百万円）

	前第３四半期連結累計期間 (自 平成23年４月１日 至 平成23年12月31日)	当第３四半期連結累計期間 (自 平成24年４月１日 至 平成24年12月31日)
営業収益	17,246	40,655
営業費用	2,819	13,620
営業総利益	14,427	27,035
販売費及び一般管理費	10,175	15,454
営業利益	4,251	11,580
営業外収益		
受取利息	0	8
受取配当金	23	932
受取家賃	117	140
為替差益	－	360
受入出向料	－	129
雑収入	19	86
営業外収益合計	159	1,657
営業外費用		
支払利息	15	112
減価償却費	24	19
為替差損	552	－
雑損失	11	28
営業外費用合計	604	161
経常利益	3,807	13,076
特別利益		
固定資産売却益	317	13
投資有価証券売却益	1	102
負ののれん発生益	29,444	294
その他	153	87
特別利益合計	29,917	497
特別損失		
固定資産売却損	14	19
固定資産廃棄損	2	10
固定資産評価損	2	－
減損損失	47	35
投資有価証券売却損	2	－
投資有価証券評価損	0	0
その他	14	23
特別損失合計	84	89
税金等調整前四半期純利益	33,640	13,484
法人税、住民税及び事業税	692	612
法人税等調整額	△130	△119
法人税等合計	562	493
少数株主損益調整前四半期純利益	33,077	12,991
少数株主利益	86	103
四半期純利益	32,990	12,887

【四半期連結包括利益計算書】
【第３四半期連結累計期間】

（単位：百万円）

	前第３四半期連結累計期間 (自 平成23年４月１日 至 平成23年12月31日)	当第３四半期連結累計期間 (自 平成24年４月１日 至 平成24年12月31日)
少数株主損益調整前四半期純利益	33,077	12,991
その他の包括利益		
その他有価証券評価差額金	△1	△2
為替換算調整勘定	△71	169
その他の包括利益合計	△73	166
四半期包括利益	33,004	13,157
（内訳）		
親会社株主に係る四半期包括利益	32,917	13,052
少数株主に係る四半期包括利益	86	104

【継続企業の前提に関する事項】
該当事項はありません。

【連結の範囲又は持分法適用の範囲の変更】

当第３四半期連結累計期間 （自　平成24年４月１日 至　平成24年12月31日）
(1) 連結の範囲の重要な変更 ① 第１四半期連結会計期間より、当社を完全親会社、株式会社ネクストジャパンホールディングスを完全子会社とする株式交換を行ったため、同社及び同社の子会社である株式会社ブレイクを、連結の範囲に含めております。また、株式会社ネクストジャパンホールディングスの関連会社であるアドアーズ株式会社は、当社が同社の意思決定機関である取締役会を実質的に支配することが推測される事実が存在する状況にあるため、支配力基準により、連結の範囲に含めております。 ② 第２四半期連結会計期間より、ＪＴインベストメント株式会社（旧 ネオラインホールディングス株式会社）の発行済株式の全株式を取得したため、同社及び同社の子会社である株式会社クレディア、株式会社エーエーディ及びＮＬバリューキャピタル株式会社を、連結の範囲に含めております。なお、ＪＴインベストメント株式会社は平成24年11月30日付で解散し、清算手続き中であります。 ③ 第２四半期連結会計期間において、当社を存続会社、当社の連結子会社である株式会社ネクストジャパンホールディングスを消滅会社とする吸収合併を行っております。また、当社の連結子会社である株式会社ロプロを存続会社、株式会社日本保証を消滅会社とする吸収合併を行っております。なお、存続会社である株式会社ロプロは、商号を株式会社日本保証に変更しております。 ④ 第２四半期連結会計期間より、当社の連結子会社であるＫＣカード株式会社において設立した、親愛貯蓄銀行株式会社（旧 親愛株式会社）を連結の範囲に含めております。同社は、平成24年10月５日付で韓国における貯蓄銀行業の認可を取得し、株式会社未来貯蓄銀行の一部資産・負債を承継いたしました。なお、詳細は「第４　経理の状況　１　四半期連結財務諸表　注記事項　（企業結合等関係）」に記載のとおりであります。

【会計方針の変更】

当第３四半期連結累計期間 （自　平成24年４月１日 至　平成24年12月31日）
（減価償却方法の変更） 当社及び一部の国内連結子会社は、法人税法の改正に伴い、第１四半期連結会計期間より、平成24年４月１日以後に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。 なお、これによる当第３四半期連結累計期間の損益への影響は軽微であります。

【注記事項】
（四半期連結貸借対照表関係）
※１．長期営業債権については、商業手形、営業貸付金及び割賦立替金のうち過去１年間返済実績がないもの及び回収に１年以上かかると思われるものを計上しております。

※２．貸付金（商業手形、営業貸付金、銀行業における貸出金、長期営業債権）の内訳

	前連結会計年度 （平成24年３月31日）	当第３四半期連結会計期間 （平成24年12月31日）
商業手形割引	2,128百万円	2,062百万円
手形貸付	375	331
証書貸付	27,424	32,964
有担保貸付	1,276	11,241

※３．不良債権の状況

	前連結会計年度 （平成24年３月31日）	当第３四半期連結会計期間 （平成24年12月31日）
破綻先債権	1,603百万円	2,829百万円
延滞債権	1,105	4,250
三ヶ月以上延滞債権	716	2,499
貸出条件緩和債権	4,645	4,781
合計	8,070	14,361

（注）１．破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸付金のうち、法人税法施行令第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸付金。

２．延滞債権とは、元本又は利息の支払いが約定支払日の翌日から６ヶ月以上遅延しているもので、破綻先債権及び貸出条件緩和債権を除く貸付金。

３．三ヶ月以上延滞債権とは、元本又は利息の支払いが約定支払日の翌日から３ヶ月以上遅延しているもので、破綻先債権及び延滞債権を除く貸付金。

４．貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取り決め等を行った貸付金。

※４．偶発債務

信用保証業務として、主に金融機関からの借入債務に対する保証を行っております。

前連結会計年度 （平成24年３月31日）		当第３四半期連結会計期間 （平成24年12月31日）	
保証債務（事業者及び消費者 23,075件）	22,072百万円	保証債務（事業者及び消費者 40,749件）	33,235百万円
債務保証損失引当金	290	債務保証損失引当金	459
差引額	21,781	差引額	32,775

なお、当第３四半期連結会計期間において、上記以外に子会社が負っている偶発債務に対し、債務保証損失引当金3,335百万円を計上しております。

※５．連結子会社（ＫＣカード㈱）において取り扱う割賦立替金には、クレジットカードに付帯するキャッシング及びカードローンに対しての貸付金が含まれております。なお、当該貸付金については、貸出契約の際に設定した額（契約限度額）のうち、同社が与信した額（利用限度額）の範囲内で顧客が随時借入を行うことができる契約となっております。これら契約に基づく貸出未実行残高は次のとおりであります。

	前連結会計年度 （平成24年３月31日）	当第３四半期連結会計期間 （平成24年12月31日）
貸出コミットメントの総額	317,951百万円	298,356百万円
貸出実行残高	50,265	34,151
貸出未実行残高	267,686	264,205

なお、上記貸出コミットメント契約においては貸出実行されずに終了するものもあり、かつ、利用限度額についても同社が任意に増減させせることができるものであるため、貸出未実行残高は必ずしも全額が貸出実行されるものではありません。

（四半期連結キャッシュ・フロー計算書関係）

当第３四半期連結累計期間に係る四半期連結キャッシュ・フロー計算書は作成しておりません。なお、第３四半期連結累計期間に係る減価償却費（のれんを除く無形固定資産に係る償却費を含む。）及びのれんの償却額は、次のとおりであります。

	前第３四半期連結累計期間 （自　平成23年４月１日 至　平成23年12月31日）	当第３四半期連結累計期間 （自　平成24年４月１日 至　平成24年12月31日）
減価償却費	157百万円	1,719百万円
のれんの償却額	82	393

（株主資本等関係）

Ⅰ　前第３四半期連結累計期間（自　平成23年４月１日　至　平成23年12月31日）

配当に関する事項

（1）配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成23年５月12日取締役会	普通株式	179	6	平成23年３月31日	平成23年６月30日	利益剰余金
平成23年11月10日取締役会	普通株式	179	6	平成23年９月30日	平成23年12月５日	利益剰余金

(注）当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。なお、１株当たり配当額については、当該株式分割前の金額を記載しております。

（2）基準日が当第３四半期連結累計期間に属する配当のうち、配当の効力発生日が当第３四半期連結会計期間末後となるもの

該当事項はありません。

（3）株主資本の金額の著しい変動

当社は、平成23年８月１日に楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。企業結合時において、同社の資産・負債の時価を再評価した結果、負ののれん発生益29,444百万円を当第３四半期連結累計期間において特別利益に計上しております。この結果、利益剰余金が前連結会計年度末に比べ32,631百万円増加したことにより、当第３四半期連結会計期間末の株主資本が著しく増加しております。

Ⅱ　当第３四半期連結累計期間（自　平成24年４月１日　至　平成24年12月31日）

配当に関する事項

（1）配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成24年５月10日取締役会	普通株式	180	6	平成24年３月31日	平成24年６月28日	利益剰余金
平成24年11月８日取締役会	普通株式	186	3	平成24年９月30日	平成24年12月５日	利益剰余金

(注）当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。なお、平成24年５月10日取締役会決議に基づく１株当たり配当額については、当該株式分割前の金額を記載しております。

（2）基準日が当第３四半期連結累計期間に属する配当のうち、配当の効力発生日が当第３四半期連結会計期間末後となるもの

該当事項はありません。

（3）株主資本の金額の著しい変動

当社は平成24年４月30日付で、当社を完全親会社、株式会社ネクストジャパンホールディングス（平成24年７月１日付で当社との吸収合併により消滅）を完全子会社とする株式交換を行っております。当該株式交換を主な要因として、当第３四半期連結累計期間において資本剰余金が前連結会計年度末に比べ1,655百万円増加しております。また、剰余金の配当を366百万円行い、四半期純利益を12,887百万円計上したこと等により、株主資本は前連結会計年度末に比べ14,103百万円増加し、62,203百万円となりました。

（セグメント情報等）

【セグメント情報】

Ⅰ　前第３四半期連結累計期間（自　平成23年４月１日　至　平成23年12月31日）

１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント				その他（注）	合計
	金融事業	不動産事業	海外事業	計		
営業収益						
外部顧客への営業収益	14,008	1,555	1,430	16,994	251	17,246
セグメント間の内部営業収益又は振替高	265	25	－	290	399	689
計	14,274	1,580	1,430	17,285	650	17,936
セグメント利益	4,317	99	168	4,586	72	4,659

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、コンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務であります。

２．報告セグメントごとの資産に関する情報

「金融事業」セグメントにおいて、第２四半期連結会計期間に楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。これによる影響は、前連結会計年度の末日に比べ、当第３四半期連結会計期間末の「金融事業」セグメントの資産の額が、81,200百万円増加しております。

３．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	4,586
「その他」の区分の利益	72
セグメント間取引消去	△120
全社費用（注）	△286
四半期連結損益計算書の営業利益	4,251

（注）全社費用は、主に報告セグメントに帰属しない一般管理費であります。

４．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報

（重要な負ののれん発生益）

「金融事業」セグメントにおいて、第２四半期連結会計期間に楽天株式会社よりＫＣカード株式会社（旧 楽天ＫＣ株式会社）の株式を取得し、当社の連結子会社といたしました。企業結合時において、同社の資産・負債の時価を再評価した結果、負ののれん29,444百万円が発生し、当第３四半期連結累計期間において特別利益（負ののれん発生益）に計上しております。

Ⅱ 当第３四半期連結累計期間（自 平成24年４月１日 至 平成24年12月31日）

１．報告セグメントごとの営業収益及び利益又は損失の金額に関する情報

（単位：百万円）

	報告セグメント					その他(注)	合計
	金融事業	不動産事業	アミューズメント事業	海外事業	計		
営業収益							
外部顧客への営業収益	26,098	2,979	9,129	1,243	39,452	1,203	40,655
セグメント間の内部営業収益又は振替高	158	3	2	―	164	1,081	1,246
計	26,257	2,983	9,132	1,243	39,616	2,285	41,901
セグメント利益	11,235	156	145	278	11,815	206	12,021

（注）「その他」の区分は、報告セグメントに含まれない事業セグメントであり、主にコンピュータの運用及び管理業務、ソフトウェア受託開発及び運用指導業務、印刷関連業務、設計施工業務であります。

２．報告セグメントごとの資産に関する情報

下記「５．報告セグメントの変更等に関する事項」に記載のとおり、報告セグメントを新たに追加しております。これによる影響は、前連結会計年度の末日に比べ、当第３四半期連結会計期間末の「アミューズメント事業」セグメントの資産の額が16,872百万円増加しております。

また、平成24年10月５日付で親愛貯蓄銀行株式会社が、株式会社未来貯蓄銀行の一部資産・負債を承継したこと等に伴い、前連結会計年度の末日に比べ、当第３四半期連結会計期間末の「海外事業」セグメントの資産の額が80,370百万円増加しております。

３．報告セグメントの利益又は損失の金額の合計額と四半期連結損益計算書計上額との差額及び当該差額の主な内容（差異調整に関する事項）

（単位：百万円）

利益	金額
報告セグメント計	11,815
「その他」の区分の利益	206
セグメント間取引消去	199
全社費用（注）	△640
四半期連結損益計算書の営業利益	11,580

（注）全社費用は、主に報告セグメントに帰属しない一般管理費であります。

４．報告セグメントごとの固定資産の減損損失又はのれん等に関する情報

（固定資産に係る重要な減損損失）

該当事項はありません。

（のれんの金額の重要な変動）

「海外事業」セグメントにおいて、当第３四半期連結会計期間に株式会社未来貯蓄銀行の一部資産・負債を承継したことにより、のれんが2,821百万円増加しております。なお、当該のれんの金額は取得原価の配分が完了していないため、暫定的に算定された金額であります。

（重要な負ののれん発生益）

該当事項はありません。

５．報告セグメントの変更等に関する事項

（報告セグメントの追加）

第１四半期連結会計期間において、株式会社ネクストジャパンホールディングス（平成24年７月１日付で当社との吸収合併により消滅）との株式交換を行い、当社の連結子会社としております。また、同社の子会社である株式会社ブレイク及び同社の関連会社であるアドアーズ株式会社を当社の連結子会社とし、報告セグメント「アミューズメント事業」を新たに追加しております。

（減価償却方法の変更）

当社及び一部の国内連結子会社は、法人税法の改正に伴い、第１四半期連結会計期間より、平成24年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却方法に変更しております。

なお、これによる当第３四半期連結累計期間のセグメント損益への影響は軽微であります。

（企業結合等関係）

当第３四半期連結会計期間（自 平成24年10月１日 至 平成24年12月31日）

取得による企業結合

１．企業結合の概要

（1）相手先企業の名称及び事業の内容

相手先企業の名称　　株式会社未来貯蓄銀行

事業の内容　　貯蓄銀行業

（2）企業結合を行った主な理由

日本国内における金融事業で培ったノウハウを活用し、営業基盤の拡大、収益力の向上を図るとともに、金融サービスの拡充を通じて、韓国経済の発展に貢献するためであります。

（3）企業結合日

平成24年10月５日

（4）企業結合の法的形式並びに結合後企業の名称

企業結合の法的形式　　事業譲受

結合後企業の名称　　親愛貯蓄銀行株式会社

２．四半期連結累計期間に係る四半期連結損益計算書に含まれる業績の期間

親愛貯蓄銀行株式会社の業績については、３ヶ月の決算日差異があるため、当該事業譲受による業績は当第３四半期連結累計期間の四半期連結損益計算書には含んでおりません。

３．事業の取得原価及びその内訳

取得の対価	－百万円
取得に直接要した費用	－百万円
取得原価	－百万円

４．企業結合日に受け入れた資産及び引き受けた負債の額並びにその内訳

流動資産	72,181百万円
資産合計	72,181
流動負債	75,002
負債合計	75,002

５．発生したのれんの金額、発生原因、償却方法及び償却期間

（1）発生したのれんの金額

2,821百万円

なお、当該のれんの金額は取得原価の配分が完了していないため、暫定的に算定された金額であります。

（2）発生原因

受け入れた資産及び引き受けた負債の純額と取得原価との差額をのれんとして処理しております。

（3）償却方法及び償却期間

投資効果の発現する期間における均等償却

（１株当たり情報）

１株当たり四半期純利益金額及び算定上の基礎、潜在株式調整後１株当たり四半期純利益金額及び算定上の基礎は、以下のとおりであります。

	前第３四半期連結累計期間 （自 平成23年４月１日 至 平成23年12月31日）	当第３四半期連結累計期間 （自 平成24年４月１日 至 平成24年12月31日）
(1) １株当たり四半期純利益金額	551円25銭	208円16銭
（算定上の基礎）		
四半期純利益金額（百万円）	32,990	12,887
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る四半期純利益金額（百万円）	32,990	12,887
普通株式の期中平均株式数（千株）	59,848	61,911
(2) 潜在株式調整後１株当たり四半期純利益金額	547円67銭	202円05銭
（算定上の基礎）		
四半期純利益調整額（百万円）	－	－
（うち支払利息（税額相当額控除後）（百万円））	－	－
普通株式増加数（千株）	390	1,872
希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めなかった潜在株式で、前連結会計年度末から重要な変動があったものの概要	Ｊトラスト第３回新株予約権（新株予約権の目的となる株式の数1,082,200株）については、当第３四半期連結累計期間においては希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めておりません。	Ｊトラスト第Ｎ－９回新株予約権（新株予約権の目的となる株式の数24,200株）については、当第３四半期連結累計期間においては希薄化効果を有しないため、潜在株式調整後１株当たり四半期純利益金額の算定に含めておりません。

（注） 当社は、平成24年６月１日付で株式１株につき２株の株式分割を行っております。前連結会計年度の期首に当該株式分割が行われたと仮定して１株当たり四半期純利益金額及び潜在株式調整後１株当たり四半期純利益金額を算定しております。

（重要な後発事象）

当社及びＫＣカード株式会社（当社連結子会社）は平成25年１月21日開催の取締役会において、親愛貯蓄銀行株式会社（当社連結子会社。以下、「親愛貯蓄銀行」という。）は同日開催の理事会において、親愛貯蓄銀行が株式会社ソロモン貯蓄銀行（本店：韓国・ソウル特別市）より、同社の貸付債権の一部を韓国の預金保険公社が主催する公開入札にて取得することを決議し、平成25年１月31日付で同社との間で資産譲渡契約書を締結いたしました。

その概要は次のとおりであります。

(1) 債権譲受の目的

現在、親愛貯蓄銀行は豊富な資金を保有しており、優良な資産を購入することによって収益力の向上を図ることを目的として行うものであります。

(2) 譲り受ける相手会社の名称等

① 商号	株式会社ソロモン貯蓄銀行
② 住所	大韓民国ソウル特別市江南区大峙４洞889－11
③ 代表者の氏名	ソロモン貯蓄銀行管理人 ジョン・ウンデ ソロモン貯蓄銀行管理人 クァク・ソングン
④ 資本金の額	114,010百万ウォン（約9,143百万円、１ウォン＝約0.0802円にて算出）
⑤ 事業の内容	貯蓄銀行業

(3) 譲受債権の内容

① 債権の種類	消費者信用貸付債権
② 譲受債権額	373,030百万ウォン（約29,917百万円、１ウォン＝約0.0802円にて算出）
③ 譲受価格	377,137百万ウォン（約30,246百万円、１ウォン＝約0.0802円にて算出）

(4) 譲受の時期

平成25年１月31日

２【その他】

（１）平成24年11月８日開催の当社取締役会において、当期中間配当に関し、次のとおり決議いたしました。

（イ）配当金の総額……………………………………………186百万円
（ロ）１株当たりの金額…………………………………………３円00銭
（ハ）支払請求の効力発生日及び支払開始日…………平成24年12月５日
（注） 平成24年９月30日現在の株主名簿に記載又は記録された株主に対し、支払いを行いました。

（２）訴訟

（イ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金21億2604万7927円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、前スポンサーであった原告が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

なお、現在、東京地方裁判所において係属中であります。

（ロ）当社は、平成23年12月28日付で更生会社株式会社武富士（現 更生会社ＴＦＫ株式会社、以下、「武富士」という。）との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、そのスポンサー選定プロセスにおいて、共同不法行為により損害を被ったとして、Ａ＆Ｐフィナンシャル貸付株式会社の代表取締役である崔 潤（チェ・ユン）氏から、当社及び当社役員並びに武富士管財人に対し、損害賠償請求訴訟（請求金額：金20億円及び平成23年12月28日から支払済みまで年５分の割合による金員）を平成24年６月19日付で東京地方裁判所に提訴されております。

当社としては、原告が代表取締役を務める前スポンサー（Ａ＆Ｐフィナンシャル貸付株式会社）が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

なお、現在、東京地方裁判所において係属中であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の四半期レビュー報告書

平成25年２月12日

Ｊトラスト株式会社
取締役会 御中

大阪監査法人

代表社員 業務執行社員	公認会計士	池尻 省三	印
代表社員 業務執行社員	公認会計士	安岐 浩一	印
業務執行社員	公認会計士	林 直也	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられているＪトラスト株式会社の平成24年４月１日から平成25年３月31日までの連結会計年度の第３四半期連結会計期間（平成24年10月１日から平成24年12月31日まで）及び第３四半期連結累計期間（平成24年４月１日から平成24年12月31日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書、四半期連結包括利益計算書及び注記について四半期レビューを行った。

四半期連結財務諸表に対する経営者の責任

経営者の責任は、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して四半期連結財務諸表を作成し適正に表示することにある。これには、不正又は誤謬による重要な虚偽表示のない四半期連結財務諸表を作成し適正に表示するために経営者が必要と判断した内部統制を整備及び運用することが含まれる。

監査人の責任

当監査法人の責任は、当監査法人が実施した四半期レビューに基づいて、独立の立場から四半期連結財務諸表に対する結論を表明することにある。当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。

四半期レビューにおいては、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続が実施される。四半期レビュー手続は、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べて限定された手続である。

当監査法人は、結論の表明の基礎となる証拠を入手したと判断している。

監査人の結論

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、Ｊトラスト株式会社及び連結子会社の平成24年12月31日現在の財政状態及び同日をもって終了する第３四半期連結累計期間の経営成績を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

強調事項

「重要な後発事象」に記載のとおり、会社及び連結子会社ＫＣカード株式会社は平成25年１月21日開催の取締役会において、連結子会社親愛貯蓄銀行株式会社は同日開催の理事会において、親愛貯蓄銀行株式会社が株式会社ソロモン貯蓄銀行より貸付債権の一部を公開入札にて取得することを決議し、同年１月31日に株式会社ソロモン貯蓄銀行との間で資産譲渡契約書を締結した。

上記事項は、当監査法人の結論に影響を及ぼすものでない。

利害関係

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以上

（注）１．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。
２．四半期連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

Exhibit 99.13

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年６月29日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

１【提出理由】

平成24年６月27日開催の当社第36回定時株主総会において、決議事項が決議されましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の２の規定に基づき、臨時報告書を提出するものであります。

２【報告内容】

(1) 当該株主総会が開催された年月日
平成24年６月27日

(2) 当該決議事項の内容
第１号議案　定款一部変更の件
現行定款第５条の発行可能株式総数の変更
現行定款第８条に条項の追加及び第９条（単元未満株式の買増し）の新設

第２号議案　取締役８名選任の件
取締役として、藤澤信義、千葉信育、橋本泰、黒田一紀、三吉誠、西川幸宏、上村憲生及び西範行を選任する。

第３号議案　監査役２名選任の件
監査役として、山根秀樹及び井上允人を選任する。

第４号議案　当社及び当社子会社の取締役並びに当社及び当社子会社の従業員に対するストックオプションとしての新株予約権の募集事項の決定を当社取締役会に委任する件

第５号議案　当社を吸収合併存続会社、当社子会社の株式会社ネクストジャパンホールディングスを吸収合併消滅会社とする合併契約承認の件

(3) 当該決議事項に対する賛成、反対、棄権及び無効の意思の表示に係る議決権の数、当該決議事項が可決されるための要件並びに当該決議の結果

決議事項	賛成（個）	反対（個）	棄権（個）	無効（個）	可決要件	決議の結果（賛成の割合）
第１号議案	185,934	26,776	0	100	（注）１	可決（87.37％）
第２号議案					（注）２	
藤澤 信義	211,035	1,774	0	0		可決（99.17％）
千葉 信育	211,985	824	0	0		可決（99.61％）
橋本 泰	211,985	824	0	0		可決（99.61％）
黒田 一紀	211,984	825	0	0		可決（99.61％）
三吉 誠	211,985	824	0	0		可決（99.61％）
西川 幸宏	211,984	825	0	0		可決（99.61％）
上村 憲生	211,985	824	0	0		可決（99.61％）
西 範行	202,361	10,449	0	0		可決（95.09％）
第３号議案					（注）２	
山根 秀樹	186,505	26,304	0	0		可決（87.64％）
井上 允人	211,716	1,093	0	0		可決（99.49％）
第４号議案	200,667	12,105	37	0	（注）１	可決（94.29％）
第５号議案	212,421	389	0	0	（注）１	可決（99.82％）

（注）１．議決権を行使することができる株主の議決権の３分の１以上を有する株主の出席及び出席した当該株主の議決権の３分の２以上の賛成であります。
２．議決権を行使することができる株主の議決権の３分の１以上を有する株主の出席及び出席した当該株主の議決権の過半数の賛成であります。

(4) 議決権の数に株主総会に出席した株主の議決権の数の一部を加算しなかった理由

本株主総会前日までの事前行使分及び当日出席の一部の株主から各議案の賛否に関して確認できた議決権を集計したことにより、各決議事項が可決されるための要件を満たし、会社法上適法に決議が成立したため、本株主総会当日出席の株主のうち、賛成、反対及び棄権の確認ができていない一部の議決権数は加算しておりません。

以 上

Exhibit 99.14

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年７月９日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【提出理由】

当社は、平成24年６月19日付で東京地方裁判所において訴訟の提起を受けましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の規定に基づき、本臨時報告書を提出するものであります。

2 【報告内容】

(1) 当該訴訟の提起があった年月日

平成24年６月19日（訴状送達日：平成24年６月28日）

(2) 当該訴訟を提起した者の名称、住所及び代表者の氏名

① 名称　　Ａ＆Ｐフィナンシャル貸付株式会社

② 住所　　大韓民国ソウル特別市江南区駅三洞１街825－33テヘランビル

③ 代表者の氏名　代表取締役 崔 潤（チェ・ユン）

(3) 当該訴訟の内容及び損害賠償請求金額

① 当該訴訟の内容

更生会社株式会社武富士（現：更生会社ＴＦＫ株式会社、以下、「武富士」といいます。）のスポンサー選定プロセスに関し、共同不法行為を行っているとして、損害賠償請求を求めるもの。

② 損害賠償請求金額

金21億2604万7927円及び平成23年12月28日から支払済みまで年５分の割合による金員の支払い。

(4) 今後の見通し

当社は、平成23年12月28日付で武富士との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、これは、前スポンサーであった原告が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く理由がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

以上

Exhibit 99.15

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年７月13日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【提出理由】

当社において、特定子会社の異動がありましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき提出するものであります。

2 【報告内容】

(1) 特定子会社の名称、住所、代表者の氏名、資本金及び事業の内容

名称　ＪＴインベストメント株式会社（注）
住所　東京都港区虎ノ門一丁目７番12号
代表者の氏名　代表取締役社長　藤澤 信義
資本金　100百万円（平成24年３月31日現在）
事業の内容　投資業、経営コンサルティング業、グループ経営管理

（注）ＪＴインベストメント株式会社は、平成24年７月13日付でネオラインホールディングス株式会社から商号変更しております。

(2) 当該異動の前後における当該提出会社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主等の議決権に対する割合

	（異動前）	（異動後）
議決権の数（注）１	－株	370,140株
総株主等の議決権に対する割合（注）２	－％	100.0％

（注）１．当該特定子会社の議決権の数は、当社の取得株式数を記載しております。
２．当該特定子会社の総株主等の議決権に対する割合は、当社の出資比率を記載しております。

(3) 当該異動の理由及びその年月日

① 異動の理由

当社は、平成24年７月13日付で、ＮＬＨＤ株式会社の子会社であるＪＴインベストメント株式会社（旧商号：ネオラインホールディングス株式会社）の全株式を取得し、当社の子会社といたしましたが、当該子会社の純資産の額が当社の純資産の額の100分の30以上に相当するため、当社の特定子会社に該当することとなりました。

② 異動の年月日　平成24年７月13日

以 上

Exhibit 99.16

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年７月23日
【会社名】	Ｊトラスト株式会社
【英訳名】	J　Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【提出理由】

当社は、平成24年６月19日付で東京地方裁判所において訴訟の提起を受けましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第６号の規定に基づき、本臨時報告書を提出するものであります。

2 【報告内容】

(1) 当該訴訟の提起があった年月日

平成24年６月19日（訴状送達日：平成24年７月11日）

(2) 当該訴訟を提起した者の氏名及び住所

① 氏名　崔 潤（チェ・ユン）

② 住所　大韓民国ソウル特別市

(3) 当該訴訟の内容及び損害賠償請求金額

① 当該訴訟の内容

更生会社株式会社武富士（現：更生会社ＴＦＫ株式会社、以下、「武富士」といいます。）のスポンサー選定プロセスに関し、共同不法行為を行っているとして、損害賠償請求を求めるもの。

② 損害賠償請求金額

金20億円及び平成23年12月28日から支払済みまで年５分の割合による金員の支払い。

(4) 今後の見通し

当社は、平成23年12月28日付で武富士との間で同社の事業再建支援を目的とするスポンサー契約を締結しておりますが、これは、原告が代表取締役を務める前スポンサー（Ａ＆Ｐフィナンシャル貸付株式会社）が、武富士との合意に基づく分割対価の払込みをしなかったことにより、スポンサー契約を解除されたことを受けたものであり、原告の訴えについては全く根拠がないものと考えております。当社といたしましては、法廷の場で当社の正当性を主張してまいります。

以 上

Exhibit 99.17

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年８月13日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【提出理由】

当社の特定子会社に異動がありましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき、本臨時報告書を提出するものであります。

2 【報告内容】

(1) 特定子会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

名称	親愛株式会社
住所	大韓民国ソウル特別市江南区大峙洞890-16
代表者の氏名	代表理事 千葉 信育
資本金の額	120億ウォン（約828百万円、1ウォン＝約0.069円にて算出）
事業の内容	貯蓄銀行設立及び認可取得の準備

(2) 当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主等の議決権に対する割合

① 当社の所有に係る当該特定子会社の議決権の数（注）1

異動前	－株（うち間接保有分：　－株）
異動後	2,400,000株（うち間接保有分：2,346,240株）

② 当該特定子会社の総株主等の議決権に対する割合（注）2

異動前	－％（うち間接保有分：　－％）
異動後	100.00％（うち間接保有分：97.76％）

（注）1．当該特定子会社の議決権の数は、ＫＣカード㈱の取得株式数を記載しております。
2．当該特定子会社の総株主等の議決権に対する割合は、ＫＣカード㈱の出資比率を記載しております。

(3) 当該異動の理由及びその年月日

① 異動の理由

当社は、韓国の預金保険公社との間で、株式会社未来貯蓄銀行（本店：韓国・済州市）の一部資産及び負債を承継する取引について協議を進めております。

今回、株式会社未来貯蓄銀行の一部資産及び負債を承継する受け皿会社として、当社の連結子会社であるＫＣカード株式会社の100％子会社である新会社を設立いたしました。当該子会社の資本金の額が当社の資本金の額の100分の10以上に相当するため、当社の特定子会社に該当することとなりました。

② 異動の年月日 平成24年８月13日

以 上

Exhibit 99.18

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年10月４日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1【提出理由】

当社は、本日の取締役会において、当社、当社の連結子会社であるＫＣカード株式会社（以下、「ＫＣカード」といいます。）、韓国の預金保険公社及び株式会社未来貯蓄銀行（以下、「未来貯蓄銀行」といいます。）との間で未来貯蓄銀行の一部資産及び負債の譲受けに係る資産・負債移転基本合意書を締結することを決議し、ＫＣカードの連結子会社である親愛株式会社において当該資産・負債を譲受けすることといたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第16号の規定に基づき、本臨時報告書を提出するものであります。

2【報告内容】

(1) 当該連結子会社の名称、住所及び代表者の氏名

名称	親愛株式会社
住所	大韓民国ソウル特別市江南区テヘラン路420(大峙洞)
代表者の氏名	代表理事 ユン・ビョンムク

※貯蓄銀行業の認可を取得するまでの間に適正な貯蓄銀行経営を行う観点から各種検討を行いますので、その結果を踏まえ、貯蓄銀行業務を開始する時点において経営体制等の変更を予定しております。（以下、当該連結子会社を「新会社」といいます。）

(2) 当該事業の譲受け先の名称、住所、代表者の氏名、資本金の額及び事業の内容

名称	株式会社未来貯蓄銀行
住所	大韓民国済州道済州市二徒２洞315
代表者の氏名	管理人 リ・ヨンムン
資本金の額（平成23年６月末現在）	455億ウォン（約31億円、１ウォン＝約0.069円にて算出）
事業の内容	貯蓄銀行業

(3) 当該事業の譲受けの目的

韓国の貯蓄銀行業務への参入にあたり、日本国内における金融機関との保証事業やクレジットカード事業等において培ったノウハウを最大限に活用し、金融事業の営業基盤の拡大、収益力の向上を図るとともに、韓国の中小企業、地域の皆様の多様なニーズにお応えする金融サービスの拡充を通じて、韓国経済の発展に貢献できるものと判断し、当該事業の譲受けを行うことといたしました。

(4) 当該事業の譲受けの契約の内容

① 譲受けする事業部門の内容

韓国金融委員会による契約移転決定がなされた場合、当該決定に基づき、新会社は当該決定日現在の譲受対象資産及び負債を未来貯蓄銀行より譲受けいたします。

契約移転決定とは、金融産業の構造改善に関する法律（韓国法）第14条の規定に基づき、韓国金融委員会が新会社及び未来貯蓄銀行に対して発するものであり、主に譲受対象資産及び負債を規定するもので、当該決定により新会社が譲り受ける資産及び負債が確定いたします。

② 譲り受ける資産の内容（韓国ウォン）　　　　　　（単位：億ウォン）

資産		負債	
項目	金額	項目	金額
流動資産	4,387	流動負債	16,320
固定資産	212	固定負債	－
資産合計	4,599	負債合計	16,320

※譲り受ける資産、負債の項目及び金額は、評価基準日（平成24年５月５日）現在の貸借対照表を基に算出しているため、実際に譲り受ける金額は、上記金額とは異なる可能性があります。

※当社が提示した移転対象負債等の評価額と移転対象資産等の評価額の差額から引受プレミアムを差し引いた金額を、預金保険公社は、資産・負債移転基本合意書が定める手続と限度によって新会社に資金支援するものといたします。

（参考）　譲り受ける資産の内容（日本円）　　　　　　　　　　　　（単位：億円）

資 産		負 債	
項 目	金 額	項 目	金 額
流動資産	302	流動負債	1,126
固定資産	14	固定負債	－
資産合計	317	負債合計	1,126

※平成24年９月30日の為替レート：１ウォン＝約0.069円にて算出しております。

③　日程

平成24年10月４日　　取締役会決議（当社、ＫＣカード）
　　　　　　　　　　資産・負債移転基本合意書締結（予定）
平成24年10月５日　　事業譲受日（予定）

以　上

Exhibit 99.19

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年10月５日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【提出理由】

当社の代表取締役に異動がありましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき、本臨時報告書を提出するものであります。

2 【報告内容】

代表取締役でなくなった者

(1) 当該異動に係る代表取締役の氏名、職名及び生年月日

氏 名	新役職名	旧役職名	生年月日
千葉 信育	取締役	代表取締役副社長	昭和48年２月21日

(2) 当該異動の年月日

平成24年10月５日

(3) 当該異動の日における当該代表取締役の所有株式数

257,208株

以 上

Exhibit 99.20

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成24年11月７日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1【提出理由】

当社は、平成24年11月７日開催の取締役会において、当社の連結子会社であるＪＴインベストメント株式会社（特定子会社）を解散することを決議いたしましたので、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき、本臨時報告書を提出するものであります。

2【報告内容】

(1) 特定子会社の名称、住所、代表者の氏名、資本金及び事業の内容

名称　　ＪＴインベストメント株式会社
住所　　東京都港区虎ノ門一丁目７番12号
代表者の氏名　　代表取締役社長　　藤澤 信義
資本金　　100百万円（平成24年３月31日現在）
事業の内容　　投資業、経営コンサルティング業、グループ経営管理

(2) 当該異動の前後における当該提出会社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主等の議決権に対する割合

	（異動前）	（異動後）
議決権の数（注）１	370,140株	－株
総株主等の議決権に対する割合（注）２	100.0％	－％

（注）１．当該特定子会社の議決権の数は、当社の所有株式数を記載しております。
２．当該特定子会社の総株主等の議決権に対する割合は、当社の出資比率を記載しております。

(3) 当該異動の理由及びその年月日

① 異動の理由

当社は、平成24年７月13日付で当該特定子会社の株式を取得し、同社とその子会社である株式会社クレディア、株式会社エーエーディ及びＮＬバリューキャピタル株式会社を連結子会社といたしました。

当該特定子会社は、中間持株会社として傘下の子会社の経営管理を主たる事業としておりますが、この度、当社グループの経営資源の有効活用及びグループ経営の効率化を通じて、グループ全体の経営基盤の強化を図ることを目的として、同社を解散するものであります。

② 異動の年月日

平成24年11月30日 解散（予定）
平成25年２月末日 清算結了（予定）

以 上

Exhibit 99.21

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成25年２月28日
【会社名】	Ｊトラスト株式会社
【英訳名】	J Trust Co.,Ltd.
【代表者の役職氏名】	代表取締役社長　藤澤 信義
【本店の所在の場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【最寄りの連絡場所】	東京都港区虎ノ門一丁目７番12号
【電話番号】	０３（４３３０）９１００（代表）
【事務連絡者氏名】	取締役　黒田 一紀
【縦覧に供する場所】	Ｊトラスト株式会社 大阪支店 （大阪市中央区北浜四丁目４番12号） 株式会社大阪証券取引所 （大阪市中央区北浜一丁目８番16号）

1 【臨時報告書の訂正報告書の提出理由】

当社は、当社の連結子会社であるＪＴインベストメント株式会社（特定子会社）を平成25年２月末日を清算結了予定日として解散したことから、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき、特定子会社の異動に関する臨時報告書を平成24年11月７日付で提出いたしましたが、手続上の事情により、平成25年２月28日開催の取締役会において、清算時期を延期することを決議いたしました。当該清算会社は、同日をもって特定子会社ではなくなるものの、引き続き当社の子会社として存在するため、金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づく特定子会社の異動には該当しないことから当該臨時報告書を取り下げるものであります。

2 【訂正内容】

平成24年11月７日提出の臨時報告書を取り下げます。

以 上